Filed pursuant to Rule 424(b)(3)

Registration No. 333-269294

MERGER PROPOSED-YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On November 17, 2022, Surrey Bancorp (which we refer to as “Surrey”) and First Community Bankshares, Inc. (which we refer to as “First Community”) entered into an Agreement and Plan of Merger (which, as it may be amended, supplemented or modified from time to time, we refer to as the “merger agreement”), pursuant to which Surrey will merge with and into First Community (which we refer to as the “merger”). Immediately following the completion of the merger, Surrey Bank & Trust, Surrey’s wholly-owned bank subsidiary, will merge with and into First Community Bank, First Community’s wholly-owned bank subsidiary, with First Community Bank continuing as the surviving bank (which we refer to as the “bank merger”).

In the merger, each share of Surrey common stock and Class A common stock issued and outstanding immediately prior to the completion of the merger (other than certain excluded shares as described in the attached proxy statement/prospectus) will be converted into the right to receive 0.7159 (the “exchange ratio”) shares of First Community common stock (which we refer to as the “merger consideration”). Based on First Community’s closing price of $38.43 per share on November 17, 2022, the 0.7159 exchange ratio represented an implied value of approximately $27.51 for each share of Surrey common stock and Surrey Class A common stock.

We encourage you to obtain current market quotations for the common stock of First Community and Surrey before you vote. First Community common stock is currently quoted on the Nasdaq Global Select Market (which we refer to as the “NASDAQ”) under the symbol “FCBC.” Surrey common stock is currently quoted on the OTC Pink Marketplace (which we refer to as the “OTC Pink”) under the symbol “SRYB.”

Based on the number of shares of Surrey common stock and Class A common stock outstanding on February 17, 2023, the record date for the Surrey special meeting, we expect that holders of shares of Surrey common stock and Surrey Class A common stock outstanding as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 15.6% of the issued and outstanding shares of First Community common stock immediately following the closing of the merger (including shares received in respect of Surrey restricted stock awards and without giving effect to any shares of First Community common stock held by Surrey shareholders prior to the merger). As a result, current First Community shareholders will hold, in the aggregate, approximately 84.4% of the outstanding shares of First Community common stock immediately following the closing of the merger. An increase or decrease in the number of outstanding shares of Surrey common stock and Surrey Class A common stock prior to completion of the merger could cause the actual number of shares issued upon completion of the merger to change.

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) and holders of Surrey common stock or Class A common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Surrey common stock or Surrey Class A common stock for shares of First Community common stock in the merger, except to the extent holders receive cash in lieu of any fractional shares of First Community common stock.

Surrey will hold a special meeting of its shareholders in connection with the merger. Holders of Surrey common stock and Surrey Class A common stock, voting as separate groups, will be asked to vote to approve the merger agreement and to approve related matters, as described in the attached proxy statement/prospectus.

The special meeting of Surrey shareholders will be held on April 12, 2023 at 10:00 a.m. (local time) at Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina 27030.

Your vote is important. We cannot complete the merger unless the holders of Surrey common stock and Surrey Class A common stock approve the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of (1) a majority of the outstanding shares of Surrey common stock entitled to vote on the proposal and (2) a majority of the outstanding shares of Surrey Class A common stock entitled to vote on the proposal. Regardless of whether or not you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in the enclosed proxy statement/prospectus.

The Surrey board of directors unanimously recommends that holders of Surrey common stock and holders of Surrey Class A common stock vote “FOR” the approval of the merger agreement and “FOR” the other matters to be considered at the Surrey special meeting.

The enclosed proxy statement/prospectus describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read the entire proxy statement/prospectus, including the section entitled “Risk Factors,” for a discussion of the risks relating to the proposed merger. You also can obtain information about the proposed merger and First Community from documents that First Community has filed with the Securities and Exchange Commission that are attached as appendices to this proxy statement/prospectus and about Surrey in Surrey’s annual reports by accessing Surrey’s website at www.surreybank.com under the tab “About Us” and then under the heading “Investor Relations” and “Shareholder Relations”.

If you have any questions concerning the merger, please contact Edward C. Ashby, III, 145 N. Renfro Street, Mount Airy, North Carolina, 27030 at (336) 783-3900. We look forward to seeing you at the special meeting.

Sincerely,

Robert H. Moody
Chairman of the Board of Directors
Surrey Bancorp

Neither the Securities and Exchange Commission nor any state securities commission or any bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if the enclosed proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not deposit accounts or other obligations of any bank or non-bank subsidiary of either First Community or Surrey, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of the enclosed proxy statement/prospectus is February 27, 2023, and it is first being mailed or otherwise delivered to the shareholders of Surrey on or about February 27, 2023.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

93

To the Shareholders of Surrey Bancorp:

Surrey Bancorp (which we refer to as “Surrey”) will hold a special meeting of shareholders on April 12, 2023 at 10:00 a.m. (local time) at Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina 27030, to consider and vote upon the following matters:

(1)

For the holders of Surrey common stock, voting as a separate class from the holders of Surrey Class A common stock, to approve the Agreement and Plan of Merger, dated November 17, 2022, between Surrey and First Community Bankshares, Inc. (as such agreement may from time to time be amended, which we refer to as the “merger agreement”). We refer to this transaction as the “merger” and this proposal as the “common shareholder merger proposal.”

(2)

For the holders of Surrey common stock, voting as a separate class from the holders of Surrey Class A common stock, to approve one or more adjournments of the special meeting, if necessary or appropriate to permit further solicitation of proxies from the holders of Surrey common stock in favor of the common shareholder merger proposal. We refer to this proposal as the “common shareholder adjournment proposal.”

(3)

For the holders of Surrey Class A common stock, voting as a separate class from the holders of Surrey common stock, to approve the merger agreement. We refer to this proposal as the “Class A common shareholder merger proposal.”

(4)

For the holders of Surrey Class A common stock, voting as a separate class from the holders of Surrey common stock, to approve one or more adjournments of the special meeting, if necessary or appropriate to permit further solicitation of proxies from the holders of Surrey Class A common stock in favor of the Class A common shareholder merger proposal. We refer to this proposal as the “Class A common shareholder adjournment proposal.”

The affirmative vote of the holders of a majority of the outstanding shares of Surrey common stock, voting as a separate class from the holders of Surrey Class A common stock, is required to approve the common shareholder merger proposal. The affirmative vote of a majority of the votes cast by the holders of Surrey common stock is required to approve the common shareholder adjournment proposal.

The affirmative vote of the holders of a majority of the outstanding shares of Surrey Class A common stock, voting as a separate class from the holders of Surrey common stock, is required to approve the Class A common shareholder merger proposal. The affirmative vote of a majority of the votes cast by the holders of Surrey Class A common stock is required to approve the Class A common shareholder adjournment proposal.

Surrey will transact no other business at the special meeting except for business properly brought before the special meeting or any adjournment thereof.

The merger cannot be completed unless Surrey common shareholders approve the common shareholder merger proposal and Surrey Class A common shareholders approve the Class A common shareholder merger proposal. The proxy statement/prospectus accompanying this notice describes the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the special meeting. Please review the proxy statement/prospectus carefully.

We have fixed the close of business on February 17, 2023 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Surrey special meeting (which we refer to as the “Surrey record date”). Only holders of record of Surrey common stock or Surrey Class A common stock at the close of business on that date are entitled to notice of, and to vote at, the Surrey special meeting or any adjournment thereof.

The Surrey board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that holders of Surrey common stock vote “FOR” the common shareholder merger proposal and the common shareholder adjournment proposal. The Surrey board of directors also unanimously recommends that holders of Surrey Class A common stock vote “FOR” the Class A common shareholder merger proposal and the Class A common shareholder adjournment proposal.

Your vote is very important. We cannot complete the merger unless holders of Surrey common stock and holders of Surrey Class A common stock, voting separately, approve the merger agreement.

Whether or not you plan to attend the Surrey special meeting, we encourage you to execute and return the enclosed proxy card promptly in the enclosed self-addressed envelope or to vote your shares in advance of the Surrey special meeting by Internet or phone, as described in the accompanying proxy statement/prospectus. If you decide to attend the Surrey special meeting, then you may, if you desire, revoke the proxy and vote your shares in person. If you hold your shares in “street name” through a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

You have the right to assert appraisal rights with respect to the merger and demand in writing that First Community Bankshares, Inc. pay the fair value of your shares of Surrey common stock or Surrey Class A common stock under applicable provisions of North Carolina law. In order to exercise and perfect appraisal rights, you must give written notice of your intent to demand payment for your shares to Surrey before the vote is taken on the merger agreement at the special meeting and you must not vote in favor of the merger. A copy of the applicable North Carolina statutory provisions is included in the proxy statement/prospectus as Appendix C and a description of the procedures to demand and perfect appraisal rights is included in the section entitled “The Merger - Dissenters’ Appraisal Rights for Surrey Shareholders” beginning on page 53.

The enclosed proxy statement/prospectus provides a detailed description of the Surrey special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the proxy statement/prospectus, including any documents attached to this proxy statement/prospectus, and its appendices carefully and in their entirety.

If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of Surrey common stock or Surrey Class A common stock, please contact Surrey’s proxy solicitor, Regan & Associates, Inc., (1) by mail at 505 Eighth Avenue- Suite 800, New York, NY 10018; or (2) by phone at (800) 737-3426.

On behalf of the Surrey board of directors, thank you for your prompt attention to this important matter.

BY ORDER OF THE BOARD OF DIRECTORS

Robert H. Moody

Chairman of the Board of Directors

REFERENCES TO ADDITIONAL INFORMATION

This document includes important business and financial information about First Community that is included in documents filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) that have been attached as appendices to this proxy statement/prospectus.

In addition, documents filed with the SEC by First Community are available free of charge through the SEC website (http://www.sec.gov) or by requesting them in writing or by telephone from First Community or Surrey at the following addresses:

First Community Bankshares, Inc. 29 College Drive Bluefield, Virginia 24605-0989 Attention: David D. Brown Telephone: (276) 326-9000

Surrey Bancorp

145 N Renfro Street

Mount Airy, North Carolina 27030

Attention: Edward C. Ashby, III

Telephone: (336) 783-3900

Regan & Associates, Inc.

505 Eighth Avenue, Suite 800

New York, NY 10018

Attention: Artie Regan

Telephone: (800) 737-3426

You will not be charged for any of these documents that you request. Surrey shareholders requesting documents should do so by April 5, 2023, in order to receive them before their special meeting.

This proxy statement/prospectus attaches as appendices documents that First Community previously filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as set forth below. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in an appendix hereto consisting of a document filed with the SEC subsequent to such document modifies or replaces such statement.

Set forth below is a list of the documents previously filed with the SEC by First Community under the Exchange Act that are attached as appendices to this proxy statement/prospectus.

●	Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023 (Appendix D);
●	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 16, 2022 (Appendix E); and
●	Current Report on Form 8-K, filed with the SEC on January 24, 2023 (Appendix F).

You should rely only on the information contained in or attached to this document. No one has been authorized to provide you with information that is different from that contained in, or attached to this document. This document is dated February 27, 2023, and you should assume that the information in this document is accurate only as of such date. You should assume that the filings with the SEC attached as appendices to this document are accurate as of the date of such filing. Neither the mailing of this document to Surrey shareholders nor the issuance by First Community of shares of First Community common stock in connection with the merger will create any implication to the contrary.

Information on the websites of First Community or Surrey, or any subsidiary of First Community or Surrey, is not part of this document. You should not rely on that information in deciding how to vote.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Surrey has been provided by Surrey and information contained in, or attached to, this document regarding First Community has been provided by First Community.

See “Where You Can Find More Information” beginning on page 93.

i

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS	92
WHERE YOU CAN FIND MORE INFORMATION	93

ii

APPENDICES:	Page

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SURREY SPECIAL MEETING

The following are some questions that you may have about the merger and the Surrey special meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the Surrey special meeting. Additional important information is also contained in the documents attached as appendices to this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 93.

Q:	What are Surrey shareholders being asked to vote on?

A:	Holders of Surrey common stock, voting as a separate class from the holders of Surrey Class A common stock, are being asked to vote on the following proposals:

●	to approve the merger agreement (which we refer to as the “common shareholder merger proposal”); and

●

to approve one or more adjournments of the special meeting, if necessary or appropriate to permit further solicitation of proxies from the holders of Surrey common stock in favor of the common shareholder merger proposal (which we refer to as the “common shareholder adjournment proposal”).

Holders of Surrey Class A common stock, voting as a separate class from the holders of Surrey common stock, are being asked to vote on the following proposals:

●	to approve the merger agreement (which we refer to as the “Class A common shareholder merger proposal”); and

●

to approve one or more adjournments of the special meeting, if necessary or appropriate to permit further solicitation of proxies from the holders of Surrey Class A common stock in favor of the Class A common shareholder merger proposal (which we refer to as the “Class A common shareholder adjournment proposal”).

The merger cannot be completed unless Surrey common shareholders approve the common shareholder merger proposal and Surrey Class A common shareholders approve the Class A common shareholder merger proposal.

Q:	What vote is required to approve each proposal at the special meeting?

A:

Common Shareholder Merger Proposal: The affirmative vote of the holders of a majority of the outstanding shares of Surrey common stock as of the record date and entitled to vote thereon is required to approve the common shareholder merger proposal.

Common Shareholder Adjournment Proposal: The affirmative vote of a majority of the votes cast by the holders of Surrey common stock on the common shareholder adjournment proposal is required to approve the common shareholder adjournment proposal.

Class A common shareholder Merger Proposal: The affirmative vote of the holders of a majority of the outstanding shares of Surrey Class A common stock as of the record date and entitled to vote thereon is required to approve the Class A common shareholder merger proposal.

Class A common shareholder Adjournment Proposal: The affirmative vote of a majority of the votes cast by the holders of Surrey Class A common stock on the Class A common shareholder adjournment proposal is required to approve the Class A common shareholder adjournment proposal.

Q:	How does the Surrey board of directors recommend that I vote?

A:

The Surrey board of directors recommends that holders of Surrey common stock vote “FOR” the common shareholder merger proposal and “FOR” the common shareholder adjournment proposal (if necessary or appropriate), and recommends that holders of Surrey Class A common stock vote “FOR” the Class A common shareholder merger proposal and “FOR” the Class A common shareholder adjournment proposal (if necessary or appropriate).

Q:	What will I receive in the merger?

A:

If the merger is completed, you will receive 0.7159 shares (which we refer to as the “exchange ratio”) of First Community common stock for each share of Surrey common stock and Surrey Class A common stock that you hold immediately prior to the merger (which we refer to as the “merger consideration”). First Community will not issue any fractional shares of First Community common stock in the merger. Instead, a Surrey shareholder who otherwise would have received a fraction of a share of First Community common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying (1) the fraction of a share of First Community common stock to which the holder would otherwise be entitled by (2) the average closing price of First Community common stock reported on the Nasdaq Global Select Market (which we refer to as “NASDAQ”) for the 30 consecutive full trading days ending on the trading day immediately prior to the later of the date on which the last regulatory approval is received (disregarding any waiting period) or the date on which the common shareholder merger proposal and Class A common shareholder merger proposal are approved (which later date we refer to as the “determination date”; and which average closing price we refer to as the “First Community average closing price”). See the section entitled “The Merger Agreement-Terms of the Merger-Merger Consideration” beginning on page 58.

Based on First Community’s closing price of $38.43 per share on November 17, 2022, the last trading day before the announcement of the merger agreement, the merger consideration represented an implied value of approximately $27.51 per share of Surrey common stock and Surrey Class A common stock. Based on First Community’s closing price of $31.69 per share on February 21, 2023, the last practicable trading day before the mailing of this proxy statement/prospectus, the merger consideration represented an implied value of approximately $22.69 per share of Surrey common stock and Surrey Class A common stock.

We encourage you to obtain current market quotations for the common stock of First Community and Surrey before you vote.

If the merger is completed, Surrey shareholders will be entitled to receive dividends with a record date after the effective time of the merger on shares of First Community common stock received in the merger. See the section entitled “The Merger Agreement-Terms of the Merger-Dividends and Distributions” on page 59.

Q:	What equity stake will First Community and Surrey shareholders hold in First Community immediately following the merger?

A:

As a result of the merger, based on the number of shares of Surrey common stock and Surrey Class A common stock outstanding on February 17, 2023, the Surrey record date, we expect that holders of shares of Surrey common stock and Surrey Class A common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 15.6% of the issued and outstanding shares of First Community common stock immediately following the closing of the merger (including shares received in respect of Surrey restricted stock awards and without giving effect to any shares of First Community common stock held by Surrey shareholders prior to the merger). As a result, current First Community shareholders will hold, in the aggregate, approximately 84.4% of the outstanding shares of First Community common stock immediately following the closing of the merger.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:

The value of the merger consideration may fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for First Community common stock. The exchange ratio in the merger is a fixed number of shares of First Community common stock. Any fluctuation in the market price of First Community common stock after the date of this proxy statement/prospectus and before the effective time of the merger will change the value of the shares of First Community common stock that Surrey shareholders will receive.

Surrey shareholders should obtain current stock price quotations for First Community common stock. First Community common stock is traded on NASDAQ under the symbol “FCBC.”

Q:	How will the merger affect Surrey equity awards?

A:

At the effective time of the merger, (which we refer to as the “effective time”), each share of restricted stock awarded to any employee or service provider of Surrey and its subsidiaries under Surrey’s 2017 Long-Term Stock Incentive Plan (which we refer to as the “restricted stock plan”) that is unvested and subject to restrictions (which we refer to as an “unvested Surrey restricted stock award”) shall fully vest in accordance with the terms of the restricted stock plan and the applicable award agreement and shall be canceled and converted automatically into the right to receive the merger consideration payable pursuant to the merger agreement on the shares of Surrey common stock subject to the unvested Surrey restricted stock award, treating the shares of Surrey common stock subject to such unvested Surrey restricted stock award in the same manner as all other shares of Surrey common stock for such purposes.

Q:	When and where is the special meeting?

A:	The Surrey special meeting will be held on April 12, 2023 at 10:00 a.m. (local time) at Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina 27030.

Q:	Who can vote at the special meeting of shareholders?

A:

Holders of shares of Surrey common stock and Surrey Class A common stock at the close of business on February 17, 2023, which is the date that the Surrey board of directors has fixed as the record date for the Surrey special meeting, are entitled to vote at the Surrey special meeting.

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that they are represented and voted at the Surrey special meeting.

If you are a shareholder of record of Surrey as of the Surrey record date, you may submit your proxy before the special meeting in one of the following ways:

●	Use the toll-free number shown on your proxy card;

●	Visit the website shown on your proxy card to vote via the Internet;

●	Complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope; or

●	Cast your vote in person at the special meeting.

If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the special meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	What constitutes a quorum for the special meeting?

A:

For the special meeting of Surrey shareholders, (i) the presence, in person or by proxy, of holders of a majority of the outstanding shares of Surrey common stock entitled to vote at the Surrey special meeting will constitute a quorum for the transaction of business, and (ii) the presence, in person or by proxy, of holders of a majority of the outstanding shares of Surrey Class A common stock entitled to vote at the Surrey special meeting will constitute a quorum for the transaction of business.

Abstentions and broker non-votes, if any, will be included in determining the number of shares of Surrey common stock or Surrey Class A common stock, as applicable, present at the Surrey special meeting for the purpose of determining the presence of a quorum.

Q:	Why is my vote important?

A:

If you do not return your proxy, it will be more difficult for Surrey to obtain the necessary quorum to hold the special meeting and to obtain the approval of the common shareholder merger proposal and the Class A common shareholder proposal. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker or other nominee how to vote, or abstention will have the same effect as a vote “AGAINST” the common shareholder merger proposal and the Class A common shareholder merger proposal.

The merger agreement must be approved by the affirmative vote of (i) a majority of the outstanding shares of Surrey common stock as of the record date and entitled to vote on the merger agreement and (ii) a majority of the outstanding shares of Surrey Class A common stock as of the record date and entitled to vote on the merger agreement.

The Surrey board of directors unanimously recommends that Surrey common shareholders vote “FOR” the common shareholder merger proposal and that Surrey Class A common shareholders vote “FOR” the Class A common shareholder merger proposal.

Q:

If my shares of Surrey common stock and/or Class A common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If your bank, broker or other nominee holds your shares of Surrey common stock and/or Class A common stock in “street name,” your bank, broker or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker or other nominee with this proxy statement/prospectus. Any such shares for which you do not give voting instructions will constitute a broker non-vote and will have the effect of a vote “AGAINST” the common shareholder merger proposal or the Class A common shareholder merger proposal, as applicable.

Q:	Can I attend the special meeting and vote my shares in person?

A:

Yes. All shareholders of Surrey, including shareholders of record and shareholders who hold their shares through banks, brokers or other nominees, are invited to attend the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the special meeting. Please bring proper identification to the special meeting, together with proof that you are a record owner of Surrey common stock or Surrey Class A common stock, as the case may be. If your shares are held in street name, please bring acceptable proof of ownership to the special meeting, such as a letter from your broker or an account statement showing that you beneficially owned shares of Surrey common stock or Surrey Class A common stock, as applicable, on the record date.

Q:	What will happen if I return my proxy or voting instruction card without indicating how to vote?

A:

Except as described below, if you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the shares represented by your proxy will be voted as recommended by the Surrey board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the special meeting, as applicable.

Q:	Can I change my vote?

A:	Yes. If you are the record holder of your shares, you may revoke your proxy in any of the following ways:

1.	submitting another valid proxy card bearing a later date;

2.

prior to the special meeting, by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions on the proxy card;

3.	attending the special meeting and voting your shares in person; or

4.

delivering prior to the Surrey special meeting a written notice of revocation to Surrey at the following address: 145 N Renfro Street, Mount Airy, North Carolina 27030, Attention: Edward C. Ashby, III.

If you choose to send a completed proxy card bearing a later date or a notice of revocation, the new proxy card or notice of revocation must be received by 11:59 p.m. (local time) on April 11, 2023. Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy. If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Q:	Who may solicit proxies on Surrey behalf?

A:

In addition to solicitation of proxies by Surrey by mail, proxies may also be solicited by Surrey directors and employees personally, and by telephone, facsimile or other means. Surrey has also made arrangements with Regan & Associates, Inc. to assist in soliciting proxies. For more information on solicitation of proxies in connection with the special meeting, see “Information About the Surrey Special Meeting - Solicitation of Proxies” beginning on page 31.

Q:	What are the U.S. federal income tax consequences of the merger to Surrey shareholders?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and First Community and Surrey will each be a party to that reorganization within the meaning of Section 368(b) of the Code for U.S. federal income tax purposes. It is a condition to the respective obligations of First Community and Surrey to complete the merger that each of First Community and Surrey receives a legal opinion to that effect. Neither First Community nor Surrey currently intends to waive this opinion condition to its obligation to consummate the merger. If either First Community or Surrey waives this opinion condition after this proxy statement/prospectus is declared effective by the Securities and Exchange Commission (the “SEC”), or if the U.S. federal income tax consequences of the merger to Surrey shareholders have materially changed, First Community and Surrey will recirculate appropriate soliciting materials to resolicit the votes of Surrey shareholders. Accordingly, holders of Surrey common stock and holders of Surrey Class A common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Surrey common stock or Surrey Class A common stock, as applicable, for shares of First Community common stock in the merger, except with respect to any cash received in lieu of fractional shares of First Community common stock.

For further information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 74.

The U.S. federal income tax consequences described above may not apply to all holders of Surrey common stock or Surrey Class A common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Am I entitled to appraisal rights?

A:

Yes. Surrey shareholders have the right to assert appraisal rights with respect to the merger and to demand in writing that First Community pay the fair value of their shares of Surrey common stock and Surrey Class A common stock under applicable provisions of North Carolina law. In order to exercise and perfect appraisal rights, a Surrey shareholder must give written notice of his, her or its intent to demand payment for his, her or its shares to Surrey, as applicable, before the vote is taken on the merger at the Surrey special meeting, as applicable, and must not vote in favor of the merger. A copy of the applicable North Carolina statutory provisions is included in this proxy statement/prospectus as Appendix C.

A description of the procedures to demand and perfect appraisal rights is included in the following section: “The Merger - Dissenters’ Appraisal Rights for Surrey Shareholders” beginning on page 53.

Q:	If I am a Surrey shareholder, should I send in my Surrey stock certificates now?

A:

No. Please do not send in your Surrey stock certificates with your proxy. After the completion of the merger, an exchange agent agreed upon by First Community and Surrey will send you instructions for exchanging Surrey stock certificates for the merger consideration. See the section entitled “The Merger Agreement-Terms of the Merger-Conversion of Shares; Exchange of Certificates; Book-Entry Shares” beginning on page 58.

Q:	What should I do if I hold my shares of Surrey common stock or Surrey Class A common stock in book-entry form?

A:

You are not required to take any special additional actions if your shares of Surrey common stock or Surrey Class A common stock are held in book-entry form. After the completion of the merger, the exchange agent will send you instructions for converting your book-entry shares into the merger consideration.

Q:	What should I do if I receive more than one set of voting materials?

A:

Surrey shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Surrey common stock or Surrey Class A common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Surrey common stock or Surrey Class A common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Surrey common stock or Surrey Class A common stock that you own.

Q:	When do you expect to complete the merger?

A:

First Community and Surrey expect to complete the merger in the second quarter of 2023. However, neither First Community nor Surrey can assure you of when or if the merger will be completed. Surrey must first obtain the approval of Surrey shareholders for the merger and First Community and Surrey must each satisfy certain other closing conditions, including receipt of necessary regulatory approvals. For further information, see the section entitled “The Merger Agreement-Conditions to Completion of the Merger” beginning on page 70.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, Surrey common and Class A common shareholders will not receive any consideration for their shares of Surrey common stock or Surrey Class A common stock in connection with the merger. Instead, Surrey will remain an independent company and Surrey common stock and Surrey Class A common stock will remain outstanding. In addition, if the merger agreement is terminated in certain circumstances, Surrey may be required to pay a termination fee. See the section entitled “The Merger Agreement-Termination Fee” beginning on page 72, for a complete discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 19. You also should read and carefully consider the risk factors of First Community contained in the documents that are attached as appendices to this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 93.

Q:	Whom should I call with questions or to obtain additional copies of this proxy statement/prospectus?

A:

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Surrey common stock or Surrey Class A common stock, you should contact Regan & Associates, Inc., (1) by mail at 505 Eighth Avenue- Suite 800, New York, NY 10018; or (2) by phone at (800) 737-3426.

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. Each item in this summary refers to the page where that subject is discussed in more detail. You should carefully read the entire proxy statement/prospectus, including the documents attached as appendices to this proxy statement/prospectus and the other documents to which we refer to understand fully the merger. See the section entitled “Where You Can Find More Information” beginning on page 93 on how to obtain copies of those documents. In addition, the merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.

Unless the context otherwise requires throughout this proxy statement/prospectus, “First Community” and the “Company” refers to First Community Bankshares, Inc., “Surrey” refers to Surrey Bancorp and “we,” and “our” refer collectively to First Community and Surrey.

Information Regarding First Community and Surrey:

First Community Bankshares, Inc. (see page 77)

29 College Drive

Bluefield, Virginia 24605

Attention: David D. Brown

Phone: (276) 326-9000

First Community, a financial holding company, was founded in 1989 and incorporated under the laws of the Commonwealth of Virginia in 2018. The Company is the successor to First Community Bancshares, Inc., a Nevada corporation, pursuant to an Agreement and Plan of Reincorporation and Merger, the sole purpose of which was to change the Company’s state of incorporation from Nevada to Virginia. The reincorporation was completed on April 24, 2018. The Company’s principal executive office is located at One Community Place, Bluefield, Virginia. The Company provides banking products and services to individual and commercial customers through its wholly-owned subsidiary First Community Bank, a Virginia-chartered banking institution founded in 1874. First Community Bank has branch offices in Virginia, West Virginia, North Carolina and Tennessee. First Community Bank offers wealth management and investment advice through its Trust Division and wholly-owned subsidiary First Community Wealth Management.

First Community focuses on building financial partnerships and creating enduring and complete relationships with businesses and individuals through a personal and local approach to banking and financial services. First Community strives to be the bank of choice in the markets it serves by offering impeccable service and a complete line of competitive products that include:

●	demand deposit accounts, savings and money market accounts, certificates of deposit, and individual retirement arrangements;

●	commercial, consumer, and real estate mortgage loans and lines of credit;

●	various credit card, debit card, and automated teller machine card services;

●	corporate and personal trust services; and

●	investment management services.

As of December 31, 2022, on a consolidated basis, First Community had total assets of $3.14 billion, total deposits of $2.68 billion, total net loans of $2.37 billion, and shareholders’ equity of $421 million.

Additional information about First Community is included in documents attached as appendices to this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 93.

Surrey Bancorp (see page 78)

145 N Renfro Street

Mount Airy, North Carolina 27030

Attention: Edward C. Ashby, III

Phone: (336) 783-3900

Surrey Bancorp is a bank holding company organized under the laws of North Carolina in 2003 and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHCA”). Surrey conducts the majority of its business operations through its wholly-owned bank subsidiary, Surrey Bank & Trust. Surrey’s single direct subsidiary is Surrey Bank & Trust, which is a North Carolina state-chartered bank that was incorporated in 1996. Surrey Bank & Trust provides comprehensive individual and corporate financial services through its main and branch offices in Mount Airy, North Carolina and branch offices in Stuart, Virginia, and Pilot Mountain, North Wilkesboro and Elkin, North Carolina.  These services include demand and time deposits as well as commercial, installment, mortgage and other consumer lending services, insurance and investment services. Surrey Bank & Trust offers retail and commercial banking products and services to individuals, businesses and local government customers.

At December 31, 2022, Surrey had total consolidated assets of $507 million, net loans of $247 million, deposits of $442 million and shareholders’ equity of $58 million. Surrey common stock is quoted on the OTC Pink under the symbol “SRYB.”

The Merger (see page 34)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. You should read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

In the merger, Surrey will merge with and into First Community, with First Community as the surviving corporation in the merger. Immediately following the effective time of the merger, Surrey Bank & Trust will merge into First Community Bank, with First Community Bank as the surviving bank in the bank merger.

Closing and Effective Time of the Merger (see page 57)

The closing date is currently expected to occur in the second quarter of 2023. On the closing date, First Community will file articles of merger with the State Corporation Commission of the Commonwealth of Virginia and the North Carolina Secretary of State. The merger will become effective at such time as the articles of merger are filed or such later time as may be specified in the articles of merger (which we refer to as the “effective time”). Neither First Community nor Surrey can predict the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals and Surrey shareholder approvals will be received.

Merger Consideration (see page 58)

Under the terms of the merger agreement, each share of Surrey common stock and Surrey Class A common stock issued and outstanding immediately prior to the completion of the merger (other than dissenting shares as described below and shares of Surrey common stock owned and Surrey Class A common stock owned directly or indirectly by First Community, Surrey or their wholly-owned subsidiaries (in each case, other than shares of Surrey common stock and Surrey Class A common stock held in a fiduciary capacity or in connection with debts previously contracted) (together, the “excluded shares”)) will be converted into the right to receive 0.7159 shares of First Community common stock.

First Community will not issue any fractional shares of First Community common stock in the merger. Instead, a Surrey shareholder who otherwise would have received a fraction of a share of First Community common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fraction of a share of First Community common stock to which the holder would otherwise be entitled by the First Community average closing price.

First Community common stock trades on NASDAQ under the symbol “FCBC.” Surrey common stock trades on the OTC Pink under the ticker symbol “SRYB.” The following table presents the closing price of First Community common stock and Surrey common stock on November 17, 2022, the last trading day before the date of the public announcement of the merger agreement, and February 21, 2023, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Surrey common stock on those dates, calculated by multiplying the closing sales price of First Community common stock on those dates by the exchange ratio.

Date	First Community closing sale price	Surrey closing sale price	Equivalent Surrey per share value
November 17, 2022	$38.43	$15.00	$27.51
February 21, 2023	$31.69	$22.25	$22.69

Although the exchange ratio is fixed, the value of the shares of First Community common stock to be issued in the merger will fluctuate between now and the closing date of the merger. Surrey shareholders should obtain current stock price quotations for First Community common stock.

Conversion of Shares; Exchange of Certificates; Book-Entry Shares (see page 58)

Promptly after the effective time of the merger, First Community’s exchange agent will mail to each holder of record of Surrey common stock and Surrey Class A common stock that is converted into the right to receive the merger consideration a letter of transmittal and instructions for the surrender of the holder’s Surrey stock certificate(s) for the merger consideration (including cash in lieu of any fractional First Community shares).

Please do not send in your certificate(s) until you receive these instructions.

You will not be required to take any special additional actions if your shares of Surrey common stock or Surrey Class A common stock are held in book-entry form. After the effective time of the merger, First Community’s exchange agent will send you instructions for converting your book-entry shares into the merger consideration.

Material U.S. Federal Income Tax Consequences of the Merger (see page 74)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Surrey and First Community to complete the merger that each of Surrey and First Community receives a legal opinion to that effect. Accordingly, the merger will generally be tax-free to holders of Surrey common stock and Surrey Class A common stock for U.S. federal income tax purposes on the exchange of shares of Surrey common stock and Surrey Class A common stock for shares of First Community common stock in the merger, except with respect to any cash received instead of fractional shares of First Community common stock that such holder of Surrey common stock and Surrey Class A common stock would otherwise be entitled to receive. For further information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 74.

The U.S. federal income tax consequences described above may not apply to all holders of Surrey common stock and Surrey Class A common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Dissenters’ Appraisal Rights for Surrey Shareholders (see page 53 and Appendix C)

Each Surrey shareholder has the right to assert appraisal rights with respect to the merger and demand in writing that he, she or it be paid the fair value of the shares of his, her or its Surrey common stock or Surrey Class A common stock under the applicable provisions of North Carolina law following the consummation of the merger. There are specific requirements that shareholders must follow to assert and perfect their appraisal rights.

A copy of the applicable North Carolina statutory provisions is included in the proxy statement/prospectus as Appendix C, and a description of the procedures to demand and perfect appraisal rights is included in the section entitled “The Merger - Dissenters’ Appraisal Rights for Surrey Shareholders” beginning on page 53.

Due to the complexity of the procedures for exercising dissenters’ right to seek appraisal, Surrey shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with the applicable North Carolina statutory provisions will result in the loss of the right of appraisal.

Opinion of Surrey’s Financial Advisor (see page 41 and Appendix B)

At the November 17, 2022 meeting of the Surrey board of directors, representatives of Raymond James & Associates, Inc. (which we refer to as “Raymond James”) rendered Raymond James’ oral opinion, which was also confirmed in writing on November 17, 2022, as to the fairness of the merger consideration, as of such date, from a financial point of view, to the holders of Surrey’s outstanding common stock, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated November 17, 2022, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix B to this proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the Surrey board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of the common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Surrey board of directors or any holder of Surrey common stock as to how the Surrey board of directors, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

For further information, see the section entitled “The Merger-Opinion of Surrey’s Financial Advisor" beginning on page 41.

Recommendation of the Surrey Board of Directors (see page 36)

The Surrey board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Surrey and its shareholders and has unanimously adopted the merger agreement and approved the merger.

The Surrey board of directors unanimously adopted the merger agreement and approved the merger and unanimously recommends that Surrey common shareholders vote “FOR” the common shareholder merger approval and the adjournment proposal and that Surrey Class A common stock shareholders vote “FOR” the Class A common shareholder merger proposal and the Class A common shareholder adjournment proposal.

For the factors considered by the Surrey board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger-Recommendation of the Surrey Board of Directors and Surrey’s Reasons for the Merger” beginning on page 36.

Interests of Surrey Directors and Executive Officers in the Merger (see page 49)

In considering the recommendation of the Surrey board of directors with respect to the merger agreement, Surrey shareholders should be aware that some of Surrey’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Surrey shareholders generally. Interests of officers and directors that may be different from or in addition to the interests of Surrey shareholders include, among others:

1.

The merger agreement describes the acceleration of vesting of shares of the unvested Surrey restricted stock granted under Surrey’s restricted stock plan and the conversion of such shares into shares of First Community common stock in connection with the merger. Certain officers have restricted stock awards.

2.

Edward C. Ashby, III, the Chief Executive Officer of Surrey and Surrey Bank & Trust, and a director of Surrey, Pedro A. Pequeno, II, the President of Surrey and its subsidiary, Surrey Bank & Trust, and Mark H. Towe, Senior Vice President and Chief Financial Officer of Surrey and Surrey Bank & Trust, have interests that exist because of, among other things, their employment and change in control agreements with Surrey, rights under Surrey’s benefit and deferred compensation plans, and agreements and arrangements with First Community and its subsidiary First Community Bank, respecting continued service as an employee, contractor and/or director after the merger.

3.

Current Surrey directors, Edward C. Ashby, III and Robert H. Moody, will join the board of First Community Bank upon completion of the merger. Members of the First Community Bank board are expected to receive compensation consistent with the compensation paid to current non-employee directors of First Community Bank. For 2022, such compensation included an annual retainer fee with a value of approximately $22,500 paid in cash and $22,500 paid in restricted stock units vesting over one year.

4.	Surrey’ directors and executive officers are entitled to continued indemnification and director and officer insurance coverage under the merger agreement.

These interests are discussed in more detail in the section entitled “The Merger-Interests of Surrey Directors and Executive Officers in the Merger” beginning on page 49. The Surrey board of directors was aware of the different or additional interests set forth herein and considered such interests along with other matters in adopting and approving the merger agreement and the transactions contemplated thereby, including the merger.

Treatment of Surrey Restricted Stock (see page 58)

At the effective time of the merger, referred to as the effective time, each share of restricted stock awarded to any employee or service provider of Surrey and its subsidiaries under Surrey’s restricted stock plan that is unvested and subject to restrictions (which we refer to as an “unvested Surrey restricted stock award”) shall fully vest in accordance with the terms of the restricted stock plan and the applicable award agreement and shall be canceled and converted automatically into the right to receive the merger consideration payable pursuant to the merger agreement on the shares of Surrey common stock underlying the unvested Surrey restricted stock, treating the shares of Surrey common stock subject to such unvested Surrey restricted stock in the same manner as all other shares of Surrey common stock for such purposes.

Regulatory Approvals (see page 52)

Completion of the merger and the bank merger are subject to various regulatory approvals and notifications, including approvals from the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board” or the “Federal Reserve”), the Virginia State Corporation Commission Bureau of Financial Institutions and the North Carolina Office of the Commissioner of Banks. First Community and Surrey have agreed to use their reasonable best efforts to obtain all requisite regulatory approvals.

On January 11, 2023 First Community and Surrey and/or their respective subsidiaries filed the necessary applications and notifications to obtain these regulatory approvals. Although the parties currently believe they should be able to obtain all regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on the combined company after the completion of the merger. However, in no event will First Community be required, or will Surrey be permitted (without First Community’s prior written consent), to agree to any condition or restriction that would so materially and adversely impact the economic or business benefits to First Community of the transactions contemplated by the merger agreement that, had such condition or requirement been known, First Community would not, in its reasonable judgment, have entered into the merger agreement (we refer to such condition as a “burdensome condition”). The regulatory approvals to which the completion of the merger and bank merger are subject are described in more detail under the section entitled “The Merger-Regulatory Approvals” beginning on page 52.

Conditions to Completion of the Merger (see page 70)

The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including:

●	the approval of the merger agreement by holders of Surrey common stock and Surrey Class A common stock;

●

receipt of all required regulatory approvals, consents or waivers to permit the consummation of the transactions contemplated by the merger agreement, and the expiration or termination of all statutory waiting periods;

●

the absence of any order, decree, injunction or proceeding by any governmental entity of competent jurisdiction prohibiting or enjoining the consummation of the merger or the bank merger, and the absence of any statute, rule or regulation that prohibits or makes illegal the consummation of the merger or the bank merger;

●

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the First Community common stock to be issued upon the consummation of the merger under the Securities Act of 1933, as amended (the “Securities Act”), and the absence of any proceedings pending or threatened by the SEC to suspend the effectiveness of the registration statement;

●	the authorization of the listing of the First Community common stock to be issued upon the consummation of the merger on NASDAQ, without objection to the listing from NASDAQ;

●	receipt by each of First Community and Surrey of an opinion of its respective legal counsel as to certain tax matters;

●

the accuracy of the representations and warranties of each other party in the merger agreement as of November 17, 2022 and as of the closing date as though made at and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of certificates from the other party to such effect);

●

the performance by the other party in all material respects of all obligations required to be performed by it at or prior to the effective time of the merger under the merger agreement (and the receipt by each party of certificates from the other party to such effect); and

●	the absence of a material adverse effect on the other party.

In addition, First Community’s obligation to complete the merger is subject to the following conditions:

●

none of the requisite governmental approvals will contain a requirement or condition that would so materially and adversely impact the economic or business benefits of the merger or the bank merger to First Community that, had such requirement or condition been known, First Community would not have entered into the merger agreement;

●	Edward C. Ashby, III shall have entered into a consulting agreement with First Community and not taken any action to cancel or terminate such agreement; and

●

First Community Bank shall have been qualified with the U.S. Small Business Administration (which we refer to as the “SBA”), the U.S. Department of Agriculture (which we refer to as the “USDA”) and any other lending program of a governmental entity in which Surrey Bank & Trust participated as of November 17, 2022.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Agreement Not to Solicit Other Offers (see page 69)

Surrey has agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving persons other than First Community, and to certain related matters. The merger agreement does not, however, prohibit Surrey from considering an unsolicited bona fide acquisition proposal from a third party if certain specified conditions are met. Surrey’s non-solicitation obligations are discussed in more detail in the section entitled “The Merger Agreement-Agreement Not to Solicit Other Offers” beginning on page 69.

Termination of the Merger Agreement (see page 71)

The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

●

Surrey shareholders do not approve the merger agreement at the Surrey special meeting, except that this right to terminate is only available to Surrey if it has materially complied with its obligation to use reasonable best efforts to obtain the Surrey shareholders’ approval;

●

any required regulatory approval has been denied and such denial has become final and non-appealable, or a governmental authority or court has issued a final, unappealable order permanently prohibiting consummation of the transactions contemplated by the merger agreement, unless the failure to obtain the requisite approval was due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements in the merger agreement;

●

the merger has not been consummated by July 31, 2023 (which we refer to as the “outside date”), except that this right to terminate will not be available to the party whose failure to perform or observe the covenants and agreements in the merger agreement is the reason for the failure to complete the merger by the outside date; or

●

there is a breach by the other party of any covenant or agreement contained in the merger agreement, or any representation or warranty of the other party becomes untrue, in each case such that the conditions to closing would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured by the earlier of the outside date or within 30 days after the giving of written notice to such party of such breach, except that this right to terminate will not be available to the party seeking to terminate if it is then in material breach of the merger agreement.

First Community may also terminate the merger agreement if:

●

Surrey breaches in any material respect its obligations not to solicit other acquisition proposals, or its obligation to submit the merger agreement to Surrey shareholders for approval and to use reasonable best efforts to obtain the Surrey shareholders’ approval; or

●

if the Surrey board of directors does not unanimously publicly recommend in this proxy statement/prospectus that Surrey shareholders approve the merger agreement or withdraws or revises its recommendation in a manner adverse to First Community.

Surrey may also terminate the merger agreement if, within the five day period following the determination date, both of the following conditions are satisfied:

●

the First Community average closing price (which is the average of the closing sales price of First Community common stock reported on NASDAQ over the 30 consecutive trading days ending on the later of (A) the date on which the last regulatory approval necessary is received (disregarding any waiting period) or (B) the date on which the Surrey shareholders approve the merger (which we refer to as the “determination date”)) is less than $27.14; and

●

the ratio, the numerator of which is the First Community average closing price and the denominator which is $31.93 is less than 85% of the index ratio calculated by dividing the average of closing price for the NASDAQ Bank Index for the 30 consecutive full trading days ending on the trading date immediately prior to the determination date by $4,269.44.

However, if Surrey chooses to exercise this termination right, First Community has the option, within five days of receipt of notice from Surrey, to increase the exchange ratio or pay an additional cash payment with respect to each share of Surrey common stock and Class A common stock as part of the merger consideration and prevent termination under this provision.

Termination Fee (see page 72)

Surrey will pay First Community a $4.0 million termination fee if the merger agreement is terminated in the following circumstances:

●

First Community terminates the merger agreement because (1) Surrey breaches its obligations in any material respect regarding the solicitation of other acquisition proposals or submission of the merger agreement to Surrey shareholders or (2) the Surrey board of directors does not unanimously publicly recommend in this proxy statement/prospectus that Surrey shareholders approve the merger agreement or withdraws or revises its recommendation in a manner adverse to First Community; or

●

if (1) the merger agreement is terminated (A) by either party because the Surrey shareholder approvals have not been obtained at the Surrey shareholders’ meeting, or (B) by either party because the merger has not occurred by the outside date and the Surrey shareholder approvals have not been obtained, or (C) by First Community because of an uncured material breach by Surrey, (2) an acquisition proposal has been publicly announced or communicated and (3) within 12 months of such termination Surrey consummates or enters into an agreement with respect to an acquisition proposal (whether or not it is the same acquisition proposal).

Except in the case of fraud or a willful and material breach of the merger agreement, the payment of the termination fee will fully discharge the party paying such fee from any losses that may be suffered by the other party arising out of the termination of the merger agreement.

Public Trading Markets (see page 51)

First Community will cause the shares of First Community common stock to be issued to the holders of Surrey common stock and Surrey Class A common stock in the merger to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the effective time of the merger.

Surrey Special Meeting (see page 27)

The special meeting is being held for the following purposes:

●

for the holders of Surrey common stock, voting as a separate class from the holders of Surrey Class A common stock, to approve the merger (which we refer to as the “common shareholder merger proposal”);

●

for the holders of Surrey common stock, voting as a separate class from the holders of Surrey Class A common stock, to approve one or more adjournments of the special meeting, if necessary or appropriate to permit further solicitation of proxies from the holders of Surrey common stock in favor of the common shareholder merger proposal (which we refer to as the “common shareholder adjournment proposal”);

●

for the holders of Surrey Class A common stock, voting as a separate class from the holders of the Surrey common stock, to approve the merger (which we refer to as the “Class A common shareholder merger proposal”); and

●

for the holders of Surrey Class A common stock, voting as a separate class from the holders of Surrey common stock, to approve one or more adjournments of the special meeting, if necessary or appropriate to permit further solicitation of proxies from the holders of Surrey Class A common stock in favor of the Class A common shareholder merger proposal (which we refer to as the “Class A common shareholder adjournment proposal”).

The Surrey board of directors has fixed the close of business on February 17, 2023 as the record date for determining the holders of Surrey common stock and the holders of Surrey Class A common stock entitled to receive notice of and to vote at the special meeting.

As of the record date, there were 4,099,788 shares of Surrey common stock outstanding and entitled to vote at the Surrey special meeting held by 742 holders of record and 87,095 shares of Surrey Class A common stock outstanding and entitled to vote at the Surrey special meeting held by 463 holders of record. Each share of Surrey common stock entitles the holder thereof as of the record date to one vote at the special meeting on each proposal to be considered at the special meeting by the common shareholders. Each share of Surrey Class A common stock entitles the holder thereof as of the record date to one vote at the special meeting on each proposal to be considered at the special meeting by the Class A common shareholders.

A total of 1,208,293 shares of Surrey common stock, representing approximately 29.47% of the outstanding shares of Surrey common stock entitled to vote at the Surrey special meeting and 2,370 shares of Surrey Class A common stock, representing 2.72% of the outstanding shares of Surrey Class A common stock entitled to vote at the Surrey special meeting, are subject to voting and support agreements among First Community, Surrey and each of Surrey’s directors (which we refer to collectively as the “Surrey voting agreements”). Pursuant to the Surrey voting agreements, each director has agreed to, on the terms and subject to the conditions set forth therein, vote the shares of Surrey common stock and Class A common stock, as applicable, beneficially owned by him or her in favor of the merger agreement and against any proposal made in competition with the merger, as well as certain other customary restrictions with respect to the voting and transfer of his or her shares of Surrey common stock and Class A common stock.

The holders of a majority of the outstanding shares of Surrey common stock, present in person or represented by proxy, will constitute a quorum for purposes of the matters being voted upon by the common shareholders. The holders of a majority of the outstanding shares of Surrey Class A common stock, present in person or represented by proxy, will constitute a quorum for purposes of the matters being voted upon by the Class A common shareholders.

The affirmative vote of the holders of a majority of the outstanding shares of Surrey common stock entitled to vote thereon is required to approve the common shareholder merger proposal. The affirmative vote of the holders of a majority of the outstanding shares of Surrey Class A common stock entitled to vote thereon is required to approve the Class A common shareholder merger proposal. The affirmative vote of a majority of the votes cast by the holders of Surrey common stock is required to approve the common shareholder adjournment proposal. The affirmative vote of a majority of the votes cast by the holders of Surrey Class A common stock is required to approve the Class A common shareholder adjournment proposal.

The merger cannot be completed unless the Surrey common shareholders approve the common shareholder merger proposal and the Surrey Class A common shareholders approve the Class A common shareholder merger proposal. Therefore, it is essential that Surrey common shareholders approve the common shareholder merger proposal and that Surrey Class A common shareholders approve the Class A common shareholder merger proposal. If Surrey common shareholders fail to approve the common shareholder adjournment proposal or if Surrey Class A common shareholders fail to approve the Class A common shareholder adjournment proposal, the merger may nonetheless occur provided that Surrey common shareholders approve the common shareholder merger proposal and Surrey Class A common shareholders approve the Class A common shareholder merger proposal.

Surrey Voting Agreements (see page 73)

Each of the directors of Surrey has entered into a Surrey voting agreement with First Community and Surrey, in which each such person agreed, on the terms and subject to the conditions set forth therein, to vote the shares of Surrey common stock and Surrey Class A common stock beneficially owned by him or her in favor of the common shareholder merger proposal and the Class A common shareholder merger proposal, as applicable, and against any proposal made in competition with the merger, as well as certain other customary restrictions with respect to the voting and transfer of his or her shares of Surrey common stock and Surrey Class A common stock.

For more information regarding the Surrey voting agreements, see the sections entitled “Information About the Surrey Special Meeting-Shares Subject to Voting Agreements” on page 30 and “The Merger Agreement-Surrey Voting Agreements” beginning on page 73.

Comparison of Shareholders’ Rights (see page 83)

The rights of Surrey shareholders who become First Community shareholders after the merger will be governed by the articles of incorporation and bylaws of First Community rather than the articles of incorporation and bylaws of Surrey. For more information, see the section entitled “Comparison of Shareholders’ Rights” beginning on page 83.

Risk Factors (see page 19)

Before voting at the Surrey special meeting, you should carefully consider all of the information contained or attached to this proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” or described in First Community’s reports filed with the SEC, which are attached as appendices to this proxy statement/prospectus. For more information, see the sections entitled “References to Additional Information” and “Where You Can Find More Information” beginning on page 19.

EQUIVALENT PRO FORMA MARKET VALUE OF COMMON STOCK

First Community common stock is listed and trades on NASDAQ under the ticker symbol “FCBC.” As of the date of this proxy statement/prospectus, there were 16,288,262 shares of First Community common stock outstanding and approximately 2,719 holders of record.

Surrey common stock is quoted on the OTC Pink under the ticker symbol “SRYB.” As of the Surrey record date, there were 4,099,788 shares of Surrey common stock outstanding and approximately 742 holders of Surrey common stock of record and 87,095 shares of Surrey Class A common stock outstanding and approximately 463 holders of Surrey Class A common stock of record.

The following table sets forth historical per share market values for First Community common stock (i) on November 17, 2022, the last trading day prior to public announcement of the merger agreement, and (ii) on February 21, 2023, the most recent practicable date before the printing and mailing of this proxy statement/ prospectus. The table also shows the equivalent pro forma market value of Surrey common stock on those dates.

The equivalent pro forma market value of Surrey common stock is obtained by multiplying the historical market price of First Community common stock by the exchange ratio. Accordingly, the pro forma market value (i) on November 17, 2022 is determined by multiplying $38.43 by the exchange ratio of 0.7159 and (ii) on February 21, 2023 is determined by multiplying $31.69 by the exchange ratio of 0.7159.

The historical market prices represent the last sale prices on or before the dates indicated. The market price of First Community common stock at the time of the merger may be higher or lower than the closing prices of First Community common stock on the dates shown in the table and, therefore, the market value of the First Community common stock that you receive may be higher or lower than the equivalent pro forma market value shown in the table.

Historical Market Price

	First Community closing sale price	Surrey closing sale price	Equivalent Surrey Pro Forma Market Value
November 17, 2022	$38.43	$15.00	$27.51
February 21, 2023	$31.69	$22.25	$22.69

Once the merger is completed, there will be no further private or public market for Surrey common stock.

The market prices of both First Community common stock and Surrey common stock will fluctuate prior to the merger. Surrey shareholders should obtain current stock price quotations for First Community common stock.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The following table sets forth for the periods indicated:

•	the high and low closing sales prices of Surrey common stock as reported on the OTC Pink; and

•	semi-annual and special cash dividends paid per share by Surrey.

	Surrey Common Stock
Quarter Ended	High	Low	Dividend [1]
2020:
March 31	$15.25	$9.30	$0.105
June 30	$11.60	$9.91	$0.105
September 30	$12.24	$11.00	$0.105
December 31	$11.62	$11.00	$0.205
2021:
March 31	$12.75	$11.62	$0.105
June 30	$15.50	$12.67	$0.105
September 30	$15.00	$14.65	$0.105
December 31	$17.30	$14.90	$0.225
2022:
March 31	$16.87	$15.00	$0.105
June 30	$15.75	$14.01	$0.105
September 30	$14.70	$14.00	$0.105
December 31	$25.90	$14.10	$0.255
2023:
March 31 (January 1 through February 21)	$24.15	$22.25	$-

1 Surrey Class A common stock received a dividend preference of $0.03 per share.

RISK FACTORS

In addition to general investment risks and the other information contained in or attached to this proxy statement/prospectus, including the matters described under the caption “Risk Factors” in the Annual Report on Form 10-K filed by First Community for the year ended December 31, 2022, attached hereto as Appendix D, and the matters addressed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 26. Surrey shareholders should consider the matters described below carefully in determining whether to vote to approve the merger agreement.

Risks Related to the Merger and First Community’s Business Upon Completion of the Merger

Because the sale price of the First Community common stock may fluctuate, you cannot be sure of the value of the merger consideration that you will receive in the merger.

Under the terms of the merger agreement, each share of Surrey common stock and Surrey Class A common stock issued and outstanding immediately prior to the completion of the merger (other than (1) dissenting shares as described below and (2) shares of Surrey common stock and Surrey Class A common stock owned directly or indirectly by Surrey, First Community or their wholly-owned subsidiaries (in each case, other than shares of Surrey common stock or Surrey Class A common stock held in a fiduciary capacity or in connection with debts previously contracted (together, the “excluded shares”)) will be converted into the right to receive 0.7159 shares of First Community common stock.

The market price of First Community’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding First Community’s operations or business prospects, including market sentiment regarding First Community’s entry into the merger agreement. These risks may be affected by:

●	operating results that vary from the expectations of First Community management or of securities analysts and investors;

●	developments in First Community’s business or in the financial services sector generally;

●	regulatory or legislative changes affecting First Community’s industry generally or its business and operations;

●	operating and securities price performance of companies that investors consider to be comparable to First Community;

●	changes in estimates or recommendations by securities analysts or rating agencies;

●	announcements of strategic developments, acquisitions, dispositions, financings, and other material events by First Community or its competitors; and

●	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Many of these factors are beyond the control of First Community and Surrey. We make no assurances as to whether or when the merger will be completed. Surrey shareholders should obtain current sale prices for shares of First Community common stock before voting their shares of Surrey common stock and Surrey Class A common stock at the Surrey special meeting.

The market price of First Community common stock after the merger may be affected by factors different from those affecting the shares of Surrey or First Community currently.

Upon completion of the merger, holders of Surrey common stock and Surrey Class A common stock will become holders of First Community common stock. First Community’s business differs from that of Surrey, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of First Community and Surrey. For a discussion of the business of First Community and of certain factors to consider in connection with First Community’s business, see the documents attached as appendices to this proxy statement/prospectus or described elsewhere in this proxy statement/prospectus.

First Community may fail to realize all of the anticipated benefits of the merger.

First Community and Surrey have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on First Community’s ability to successfully combine and integrate the businesses of First Community and Surrey in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect First Community’s ability to successfully conduct its business, which could have an adverse effect on First Community’s financial results and the value of First Community common stock. If First Community experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause First Community and/or Surrey to lose customers or cause customers to remove their accounts from First Community and/or Surrey and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of First Community and Surrey during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The success of the merger will also depend on First Community’s ability to:

●	Maintain existing relationships with depositors of Surrey to minimize withdrawals of deposits prior to and subsequent to the merger;

●	Maintain and enhance existing relationships with borrowers to limit unanticipated losses of loans made by Surrey;

●	Control its non-interest expense to maintain overall operating efficiencies; and

●	Compete effectively in the communities served by First Community and Surrey and in nearby communities.

First Community may not be able to manage effectively its growth resulting from the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement, including the merger and the bank merger, may be completed, various approvals must be obtained from bank regulatory authorities. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under the section entitled “The Merger-Regulatory Approvals” beginning on page 52. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See the section entitled “The Merger-Regulatory Approvals” beginning on page 52.

The regulatory approvals may not be received at all, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or cannot be met. If the consummation of the merger is delayed, including by a delay in receipt of necessary governmental approvals, the business, financial condition and results of operations of each company may also be materially adversely affected.

First Community may fail to realize the cost savings estimated for the merger.

Although First Community estimates that it will realize from the merger pre-tax cost savings of approximately $3.69 million annually (excluding one-time costs and expenses associated with the merger) when fully phased in, it is possible that the estimates of the potential cost savings could turn out to be incorrect. In addition, future business developments may require First Community to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on First Community’s ability to combine the businesses of First Community and Surrey in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or First Community is not able to combine the two companies successfully, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

The combined company may be unable to retain First Community and/or Surrey personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by First Community and Surrey. It is possible that these employees may decide not to remain with First Community or Surrey, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Surrey to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, First Community and Surrey may not be able to locate suitable replacements for any key employees who leave either company, or to offer employment to potential replacements on reasonable terms.

Surrey’s directors and executive officers have interests in the merger that may differ from the interests of Surrey shareholders.

Surrey shareholders should be aware that some of Surrey’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Surrey shareholders generally. The Surrey board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Surrey shareholders vote in favor of approving the merger agreement.

For a more complete description of these interests, see the section entitled “The Merger-Interests of Surrey Directors and Executive Officers in the Merger” beginning on page 49.

Termination of the merger agreement could negatively impact First Community and Surrey.

The merger may be terminated as a result of factors beyond First Community’s and Surrey’s control. See the section entitled “The Merger Agreement-Termination of the Merger Agreement” beginning on page 71 for a complete discussion of the circumstances under which the merger agreement may be terminated. If the merger agreement is terminated, there may be various consequences. For example, First Community’s or Surrey’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of the First Community common stock or the Surrey common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, subject to conditions and exceptions, Surrey may be required to pay to First Community a termination fee of $4.0 million. See the section entitled “The Merger Agreement-Termination Fee” beginning on page 72, for a complete discussion of the circumstances under which any such termination fee will be required to be paid.

If the merger agreement is terminated and a party’s board of directors seeks another merger or business combination, such party’s shareholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger.

First Community and Surrey will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers, suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Surrey and/or First Community. These uncertainties may impair First Community’s or Surrey’s ability to attract, retain and motivate key personnel, depositors and borrowers pending the consummation of the merger, as such personnel, depositors and borrowers may experience uncertainty about their future roles following the consummation of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with us to seek to change existing business relationships with us or fail to extend an existing relationship with us. In addition, competitors may target each party’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger.

Each of First Community and Surrey has a small number of key personnel. The pursuit of the merger and the preparation for the integration may place a burden on each company’s management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on each company’s business, financial condition and results of operations.

In addition, the merger agreement restricts each party from taking certain actions without the other party’s consent while the merger is pending. These restrictions may, among other matters, prevent such party from pursuing otherwise attractive business opportunities, selling assets, incurring indebtedness, engaging in significant capital expenditures in excess of certain limits set forth in the merger agreement, entering into other transactions or making other changes to such party’s business prior to consummation of the merger or termination of the merger agreement. These restrictions could have a material adverse effect on each party’s business, financial condition and results of operations. See the section entitled “The Merger Agreement-Conduct of Business Pending the Completion of the Merger” beginning on page 61 for a description of the restrictive covenants applicable to Surrey and First Community.

The merger may distract management of First Community and Surrey from their other responsibilities.

The merger could cause the respective management groups of First Community and Surrey to focus their time and energies on matters related to the transaction that otherwise would be directed to their business and operations. Any such distraction on the part of either company’s management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of First Community or the business and earnings of the combined company.

If the merger is not completed, First Community and Surrey will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of First Community and Surrey has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing, and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, First Community and Surrey would have to recognize these expenses without realizing the expected benefits of the merger.

Failure to complete the merger could negatively affect the market price of Surrey common stock.

If the merger is not completed for any reason, Surrey will be subject to a number of material risks, including the following:

●	The market price of Surrey common stock may decline to the extent that the current market prices of its shares reflect a market assumption that the merger will be completed;

●	Costs relating to the merger, such as legal, accounting and financial advisory fees, and, in limited circumstances, termination fees, must be paid even if the merger is not completed;

●

The diversion of management’s attention from the day-to-day business operations and the potential disruption to Surrey’s employees and business relationships during the period before the effective time of the merger may make it difficult to regain financial and market positions if the merger does not occur; and

●

If Surrey’s board of directors seeks another merger or business combination, Surrey shareholders cannot be certain that Surrey will be able to find a party willing to pay an equivalent or greater consideration than that which First Community has agreed to pay in the merger.

The merger agreement limits Surrey’s ability to pursue alternative acquisition proposals and requires Surrey to pay a termination fee of $4.0 million under limited circumstances, including circumstances relating to acquisition proposals.

The merger agreement prohibits Surrey from soliciting, initiating, inducing or encouraging, or taking any action to facilitate certain third-party acquisition proposals. See the section entitled “The Merger Agreement-Agreement Not to Solicit Other Offers” beginning on page 69. The merger agreement also provides that Surrey will be required to pay a termination fee in the amount of $4.0 million in the event that the merger agreement is terminated under certain limited circumstances, including an adverse recommendation change by the Surrey board of directors. See the sections entitled “The Merger Agreement-Termination of the Merger Agreement” beginning on page 71 and “The Merger Agreement-Termination Fee” beginning on page 72. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Surrey from considering or proposing such an acquisition.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of First Community and Surrey may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or waived, if permissible, before First Community and Surrey are obligated to complete the merger:

●	The merger agreement and merger must be duly approved by the requisite vote of the shareholders of Surrey;

●	All required regulatory approvals must be obtained;

●	The absence of any law or order by a court or governmental authority that prohibits, restricts or makes illegal the merger;

●	First Community Bank shall have been qualified with the SBA, USDA and any other lending program of a governmental entity in which Surrey Bank & Trust participated on November 17, 2022;

●	The registration statement on Form S-4 shall become effective under the Securities Act and no stop order shall have been issued or threatened by the SEC; and

●	To the extent required, the shares of First Community common stock to be issued in the merger must be approved for listing on NASDAQ.

The shares of First Community common stock to be received by Surrey shareholders as a result of the merger will have different rights from the shares of Surrey common stock and Surrey Class A common stock.

Upon completion of the merger, Surrey shareholders will become First Community shareholders and their rights as shareholders will be governed by the First Community articles of incorporation and bylaws. The rights associated with Surrey common stock and Surrey Class A common stock are different from the rights associated with First Community common stock. See the section entitled “Comparison of Shareholders’ Rights” beginning on page 83 for a discussion of the different rights associated with First Community common stock.

First Community shareholders and Surrey shareholders will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management, as compared to their ownership and voting interests in First Community and Surrey, respectively.

First Community shareholders and Surrey shareholders currently have the right to vote in the election of the board of directors and on other matters affecting First Community and Surrey, respectively. Upon completion of the merger, each Surrey shareholder who receives shares of First Community common stock will become a First Community shareholder, with a percentage ownership of First Community that is smaller than such shareholder’s percentage ownership of Surrey. Based on the number of shares outstanding on the Surrey record date, we expect that holders of shares of Surrey common stock and Surrey Class A common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 15.6% of the issued and outstanding shares of First Community common stock immediately following the closing of the merger (including shares received in respect of Surrey restricted stock awards and without giving effect to any shares of First Community common stock held by Surrey shareholders prior to the merger). As a result, current First Community shareholders will hold, in the aggregate, approximately 84.4% of the outstanding shares of First Community common stock immediately following the closing of the merger. Because of this, Surrey shareholders will have less influence on the management and policies of First Community than they now have on the management and policies of Surrey.

If the merger and the bank merger do not constitute a reorganization under Section 368(a) of the Code, then each Surrey shareholder may be responsible for payment of U.S. income taxes related to the merger.

The United States Internal Revenue Service, or the IRS, may determine that the merger does not qualify as a nontaxable reorganization under Section 368(a) of the Code. In that case, each Surrey shareholder receiving First Community common stock would recognize a gain or loss equal to the difference between the (i) the sum of the fair market value of First Community common stock and the amount of cash consideration, if any, received by the Surrey shareholder in the merger and (ii) the Surrey shareholder’s adjusted tax basis in the shares of Surrey common stock or Surrey Class A common stock exchanged therefor.

The opinion of Surrey’s financial advisor delivered to its board of directors prior to the signing of the merger agreement will not reflect changes in circumstances following the date of the opinion.

The Surrey board of directors received an opinion (rendered verbally and confirmed in a written opinion, dated November 17, 2022, from its financial advisor regarding the fairness of the merger consideration, from a financial point of view as of the date of such opinion to the holders of Surrey common stock. Subsequent changes in the operation and prospects of First Community or Surrey, general market and economic conditions and other factors that may be beyond the control of First Community or Surrey may significantly alter the value of First Community or Surrey or the prices of the shares of First Community common stock or Surrey common stock and Surrey Class A common stock by the time the merger is completed. The opinion of Surrey’s financial advisor did not address the fairness of the merger consideration, from a financial point of view at the time the merger is completed, or as of any other date other than the date of such opinion. For a description of the opinion of Surrey’s financial advisor, see the section entitled “The Merger-Opinion of Surrey’s Financial Advisor” beginning on page 41.

Litigation against Surrey or First Community, or the members of the Surrey board of directors or First Community board of directors, could prevent or delay the completion of the merger.

Purported shareholder plaintiffs may assert legal claims related to the merger. The results of any such potential legal proceeding would be difficult to predict and such legal proceedings could delay or prevent the merger from being completed in a timely manner. The existence of litigation related to the merger could affect the likelihood of obtaining the required approval from Surrey shareholders. Moreover, any litigation could be time consuming and expensive, and could divert the attention of the respective management teams of Surrey and First Community away from their companies’ regular business. Any lawsuit adversely resolved against Surrey, First Community or the members of the Surrey board of directors or First Community’s board of directors could have a material adverse effect on each party’s business, financial condition and results of operations.

One of the conditions to the consummation of the merger is that neither First Community nor Surrey shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the merger or the bank merger and no governmental entity shall have instituted any proceeding to enjoin or prohibit the consummation of the merger, the bank merger or any transactions contemplated by the merger agreement. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed or any regulatory proceeding and a claimant secures injunctive or other relief or a governmental authority issues an order or other directive enjoining or prohibiting the completion of the transactions contemplated by the merger agreement, including the merger, then such injunctive or other relief may prevent the merger from being completed in a timely manner or at all.

There are certain risks relating to First Community’s business.

You should read and consider risk factors specific to First Community’s business that will also affect the combined company after the merger. These risks are described in the section entitled “Risk Factors” in First Community’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in other documents attached as appendices to this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 93.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included in, or attached to, this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (1) statements about the benefits of the merger, including future financial and operating results and cost savings that may be realized from the merger; (2) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “projection,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based upon current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond First Community’s and Surrey’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements.

Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under the section entitled “Risk Factors” and those discussed in the filings of First Community with the SEC that are attached as appendices to this proxy statement/prospectus, as well as the following:

●	the inability to close the merger and the bank merger in a timely manner;

●	the failure to complete the merger due to the failure of Surrey shareholders to approve the merger;

●	the failure to obtain the requisite regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

●	the potential impact of announcement or consummation of the merger on relationships with third parties, including customers, employees and competitors;

●	business disruption following the merger;

●	First Community’s potential exposure to unknown or contingent liabilities of Surrey;

●	the challenges of integrating, retaining, and hiring key personnel;

●	the failure to attract new customers and retain existing customers in the manner anticipated;

●	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

●

changes in First Community’s share price before closing, including as a result of the financial performance of First Community and Surrey prior to closing, or more generally due to broader stock market movements and the performance of financial companies and peer group companies;

●

the expected cost savings, synergies and other financial benefits from the merger might not be realized within the expected time frames or at all as a result of, among other things, changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the markets in which First Community and Surrey operate;

●	Surrey’s business may not be integrated into First Community’s business successfully, or such integration may take longer to accomplish than expected;

●	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

●	management time and effort may be diverted to the resolution of merger-related issues.

Because these forward-looking statements are subject to assumptions and uncertainties, First Community’s and the combined company’s actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document attached to this proxy statement/prospectus. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence or how they will affect us.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus, and attributable to First Community, Surrey or any person acting on their behalf, respectively, are expressly qualified in their entirety by the cautionary statements contained or referred to in this “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26. Neither First Community nor Surrey undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, unless obligated to do so under the federal securities laws.

INFORMATION ABOUT THE SURREY SPECIAL MEETING

This section contains information about the special meeting that Surrey has called to allow Surrey common shareholders to vote on the common shareholder merger proposal and the common shareholder adjournment proposal and to allow the Surrey Class A common shareholders to vote on the Class A common shareholder merger proposal and the Class A common shareholder adjournment proposal.

The Surrey board of directors is mailing this proxy statement/prospectus to you, as a Surrey shareholder, on or about February 27, 2023. Together with this proxy statement/prospectus, the Surrey board of directors is also sending to you a notice of the special meeting of Surrey shareholders and a form of proxy that the Surrey board of directors is soliciting for use at the Surrey special meeting and at any adjournments or postponements of the Surrey special meeting.

Time, Date, and Place

The special meeting is scheduled to be held on April 12, 2023 at 10:00 a.m. (local time) at Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina 27030.

Purpose of the Special Meeting

The special meeting is being held for the following purposes:

1.	for the holders of Surrey common stock, voting as a separate class from the holders of Surrey Class A common stock, to approve the common shareholder merger proposal;

2.	for the holders of Surrey common stock, voting as a separate class from the holders of Surrey Class A common stock, to approve the common shareholder adjournment proposal;

3.	for the holders of Surrey Class A common stock, voting as a separate class from the holders of Surrey common stock, to approve the Class A common shareholder merger proposal; and

4.	for the holders of Surrey Class A common stock, voting as a separate class from the holders of Surrey common stock, to approve the Class A common shareholder adjournment proposal.

Recommendation of the Surrey Board of Directors

The Surrey board of directors recommends that holders of Surrey common stock vote “FOR” the common shareholder merger proposal and “FOR” the common shareholder adjournment proposal (if necessary or appropriate); and recommends that holders of Surrey Class A common stock vote “FOR” the Class A common shareholder merger proposal and “FOR” the Class A common shareholder adjournment proposal (if necessary or appropriate). See “The Merger-Recommendation of the Surrey Board of Directors and Surrey’s Reasons for the Merger” beginning on page 36.

Required Vote

Common Shareholder Merger Proposal

The affirmative vote of the holders of a majority of the outstanding shares of Surrey common stock as of the record date and entitled to vote thereon is required to approve the common shareholder merger proposal.

Class A Common Shareholder Merger Proposal

The affirmative vote of the holders of a majority of the outstanding shares of Surrey Class A common stock as of the record date and entitled to vote thereon is required to approve the Class A common shareholder merger proposal.

Common Shareholder Adjournment Proposal

The affirmative vote of a majority of the votes cast by the holders of Surrey common stock on the common shareholder adjournment proposal is required to approve the common shareholder adjournment proposal.

Class A Common Shareholder Adjournment Proposal

The affirmative vote of a majority of the votes cast by the holders of Surrey Class A common stock is required to approve the Class A common shareholder adjournment proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the special meeting, an abstention occurs when a Surrey shareholder attends the Surrey special meeting, either in person or by proxy, but abstains from voting on one or more proposals.

●	For the common shareholder merger proposal and the Class A common shareholder merger proposal, an abstention or failure to vote will have the same effect as a vote cast “AGAINST” such proposals.

●

For the common shareholder adjournment proposal and the Class A common shareholder adjournment proposal, an abstention or failure to vote will have no effect on the outcome of the vote. For each of these proposals, abstentions are not treated as votes cast and will have no effect on the outcome of the vote, though abstentions are counted towards establishing a quorum.

Record Date and Quorum

February 17, 2023 has been fixed as the record date for the determination of Surrey shareholders entitled to notice of, and to vote at, the Surrey special meeting and any adjournment thereof. At the close of business on the Surrey record date, there were 4,099,788 shares of Surrey common stock outstanding and entitled to vote at the Surrey special meeting held by 742 holders of record and 87,095 shares of Surrey Class A common stock outstanding and entitled to vote at the Surrey special meeting held by 463 holders of record.

The presence at the Surrey special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Surrey common stock entitled to vote at the Surrey special meeting will constitute a quorum for purposes of the matters being voted upon by the common shareholders. The presence at the Surrey special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Surrey Class A common stock entitled to vote at the Surrey special meeting will constitute a quorum for purposes of the matters being voted upon by the Class A common shareholders. All shares of Surrey common stock and Surrey Class A common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Surrey special meeting.

How to Vote

Each copy of this proxy statement/prospectus mailed to holders of Surrey common stock and Class A common stock is accompanied by a form of proxy with instructions for voting.

If you are a shareholder of record of Surrey as of the Surrey record date, you should complete and return the proxy card accompanying this proxy statement/prospectus, regardless of whether you plan to attend the Surrey special meeting.

●	Toll-Free Number. You may use the toll-free number shown on your proxy card to vote your shares.

●	Voting by Internet. You may vote your shares by visiting the website shown on your proxy card to vote via the Internet.

●

Voting by Proxy. Your proxy card includes instructions on how to vote by mailing in the proxy card. If you choose to vote by proxy, please mark each proxy card you receive, sign and date it, and promptly return it in the envelope enclosed with the proxy card. If you sign and return your proxy without instruction on how to vote your shares, your shares of Surrey common stock will be voted “FOR” the common shareholder merger proposal and “FOR” the common shareholder adjournment proposal, and your shares of Surrey Class A common stock will be voted “FOR” the Class A common shareholder merger proposal and “FOR” the Class A common shareholder adjournment proposal.

●

Voting in Person. If you are a shareholder of record, you can vote in person by submitting a ballot at the Surrey special meeting. Nevertheless, we recommend that you vote by proxy as promptly as possible, even if you plan to attend the Surrey special meeting. This will ensure that your vote is received. If you attend the Surrey special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.

If you hold your shares in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee.

All shares represented by valid proxies that Surrey receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy for your shares of Surrey common stock will be voted “FOR” the common shareholder merger proposal and “FOR” the common shareholder adjournment proposal, and your proxy for your shares of Surrey Class A common stock will be voted “FOR” the Class A common shareholder merger proposal and “FOR” the Class A common shareholder adjournment proposal. No matters other than the matters described in this proxy statement/prospectus may be presented for action at the Surrey special meeting or at any adjournment of the Surrey special meeting.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE. SHAREHOLDERS WHO ATTEND THE SURREY SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

Shares Held in “Street Name”; Broker Non-Votes

If your bank, broker or other nominee holds your shares of Surrey common stock or Surrey Class A common stock in “street name,” your bank, broker or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker or other nominee with this proxy statement/prospectus. Any such shares for which you do not give voting instructions will constitute a broker non-vote, and will have the effect of a vote “AGAINST” the common shareholder merger proposal or the Class A common stock merger proposal, as applicable. Broker non-votes will have no effect on the outcome of the common adjournment proposal or the Class A common stock merger proposal.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted. If you are a shareholder of record, then you can revoke your proxy by:

1.	submitting another valid proxy card bearing a later date;

2.

prior to the Surrey special meeting, logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

3.	attending the Surrey special meeting and voting your shares in person; or

4.	delivering prior to the Surrey special meeting a written notice of revocation to Surrey at the following address: 145 N. Renfro Street, Mount Airy, North Carolina 27030.

If you choose to send a completed proxy card bearing a later date or a notice of revocation, the new proxy card or notice of revocation must be received by 11:59 p.m. (local time) on April 11, 2023. Attendance at the Surrey special meeting will not, in and of itself, constitute revocation of a proxy. If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Shares Subject to the Surrey Voting Agreements

A total of 1,208,293 shares of Surrey common stock, representing approximately 29.47% of the outstanding shares of Surrey common stock entitled to vote at the Surrey special meeting and 2,370 shares of Surrey Class A common stock, representing 2.72% of the outstanding shares of Surrey Class A common stock entitled to vote at the Surrey special meeting, are subject to the Surrey voting agreements. Pursuant to the Surrey voting agreements, each director has agreed to, on the terms and subject to the conditions set forth therein, vote the shares of Surrey common stock and Class A common stock as applicable, beneficially owned by him or her in favor of the merger agreement and against any proposal made in competition with the merger, as well as certain other customary restrictions with respect to the voting and transfer of his or her shares of Surrey common stock and Class A common stock.

The foregoing description of the Surrey voting agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Surrey voting agreements, a form of which is included as Exhibit A to the merger agreement attached to this proxy statement/prospectus as Appendix A.

Shares Held by Directors and Executive Officers

As of the Surrey record date, Surrey’s directors and executive officers and their affiliates beneficially owned and were entitled to vote, in the aggregate, a total of (1) 1,260,470 shares of Surrey common stock, representing approximately 30.74% of the outstanding shares of Surrey common stock entitled to vote at the Surrey special meeting, and (2) 2,616 shares of Surrey Class A common stock, representing approximately 3.00% of the outstanding shares of Surrey Class A common stock entitled to vote at the Surrey special meeting. For more information about the beneficial ownership of Surrey common stock and Surrey Class A common stock by each greater than 5% beneficial owner, each director and executive officer of Surrey, and all Surrey directors and executive officers as a group, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of Surrey” on page 80.

Solicitation of Proxies

Proxies for the Surrey special meeting are being solicited on behalf of the Surrey board of directors. Surrey will bear the entire cost of soliciting proxies from you. Surrey will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Surrey common stock and Surrey Class A common stock. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of Surrey in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Surrey has also made arrangements with Regan & Associates, Inc. to assist it in soliciting proxies and has agreed to pay it approximately $12,500 for these services.

Attending the Surrey Special Meeting

All holders of Surrey common stock and Surrey Class A common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Surrey special meeting. Shareholders of record can vote in person at the Surrey special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Surrey special meeting. If you plan to attend the Surrey special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Surrey reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Surrey special meeting is prohibited without Surrey’s express written consent.

Questions and Additional Information

If you have more questions about the merger or how to submit your proxy or vote, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact Surrey at:

Surrey Bancorp 145 N Renfro Street Mount Airy, North Carolina 27030 Attention: Edward C. Ashby, III Phone: (336) 783-3900	Regan & Associates, Inc. Eighth Avenue - Suite 800 New York, NY 10018 Attention: Artie Regan Phone: (800) 737-3426

SURREY PROPOSALS

PROPOSAL NO. 1: COMMON SHAREHOLDER MERGER PROPOSAL

Surrey is asking its common shareholders to approve the common shareholder merger proposal. Holders of Surrey common stock should read this proxy statement/prospectus carefully and in its entirety for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

The Surrey board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Surrey and its shareholders and has unanimously adopted the merger agreement and approved the merger. See the section entitled “The Merger-Recommendation of the Surrey Board of Directors and Surrey’s Reasons for the Merger” beginning on page 36 for a more detailed discussion of the recommendation of the Surrey board of directors.

The Surrey board of directors unanimously recommends a vote “FOR” the common shareholder merger proposal.

PROPOSAL NO. 2: COMMON SHAREHOLDER ADJOURNMENT PROPOSAL

The Surrey special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the common shareholder merger proposal.

If, at the Surrey special meeting, the number of shares of Surrey common stock present or represented and voting in favor of the common shareholder merger proposal is insufficient to approve such proposal, Surrey intends to move to adjourn the Surrey special meeting in order to solicit additional proxies for the approval of the common shareholder merger proposal.

In this proposal, Surrey is asking its common shareholders to authorize the holder of any proxy solicited by the Surrey board of directors on a discretionary basis to vote in favor of adjourning the Surrey special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Surrey common shareholders who have previously voted.

The Surrey board of directors unanimously recommends a vote “FOR” the common shareholder adjournment proposal.

PROPOSAL NO. 3: CLASS A COMMON SHAREHOLDER MERGER PROPOSAL

Surrey is asking its Class A common shareholders to approve the Class A common shareholder merger proposal. Holders of Surrey Class A common stock should read this proxy statement/prospectus carefully and in its entirety for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

The Surrey board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Surrey and its shareholders and has unanimously adopted the merger agreement and approved the merger. See the section entitled “The Merger-Recommendation of the Surrey Board of Directors and Surrey’s Reasons for the Merger” beginning on page 36 for a more detailed discussion of the recommendation of the Surrey board of directors.

The Surrey board of directors unanimously recommends a vote “FOR” the Class A common shareholder merger proposal.

PROPOSAL NO. 4: CLASS A COMMON SHAREHOLDER ADJOURNMENT PROPOSAL

The Surrey special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes of Class A common stock in favor of the Class A common shareholder merger proposal.

If, at the Surrey special meeting, the number of shares of Surrey Class A common stock present or represented and voting in favor of the Class A common shareholder merger proposal is insufficient to approve such proposal, Surrey intends to move to adjourn the Surrey special meeting in order to solicit additional proxies for the approval of the Class A common shareholder merger proposal.

In this proposal, Surrey is asking its Class A common shareholders to authorize the holder of any proxy solicited by the Surrey board of directors on a discretionary basis to vote in favor of adjourning the Surrey special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Surrey Class A common shareholders who have previously voted.

The Surrey board of directors unanimously recommends a vote “FOR” the Class A common shareholder adjournment proposal.

THE MERGER

Terms of the Merger

Each of the First Community board of directors and the Surrey board of directors has unanimously approved the merger agreement. The merger agreement provides for the merger of Surrey with and into First Community, with First Community continuing as the surviving corporation. Immediately following the completion of the merger, Surrey Bank & Trust will merge with and into First Community Bank, with First Community Bank continuing as the surviving bank.

In the merger, each share of Surrey common stock and Surrey Class A common stock issued and outstanding immediately prior to the completion of the merger (other than the excluded shares) will be converted into the right to receive the merger consideration.

First Community will not issue any fractional shares of First Community common stock in the merger. Instead, a Surrey shareholder who otherwise would have received a fraction of a share of First Community common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fraction of a share of First Community common stock to which the holder would otherwise be entitled by the average closing price of First Community common stock reported on the Nasdaq Global Select Market (which we refer to as “NASDAQ”) for the 30 consecutive full trading days ending on the trading day immediately prior to the later of the date on which the last regulatory approval is received (disregarding any waiting period) or the date on which the common shareholder merger proposal and Class A common shareholder merger proposal are approved (which later date we refer to as the “determination date”; and which average closing price we refer to as the “First Community average closing price”). For a discussion of the treatment of restricted stock awards outstanding under Surrey’s restricted stock plan as of the effective time, see the section entitled “The Merger Agreement-Treatment of Surrey Restricted Stock Awards” beginning on page 58.

Surrey shareholders are being asked to approve the merger agreement. See the section entitled “The Merger Agreement” beginning on page 56 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. In this process, management and representatives of Surrey and First Community had many conversations, both by telephone and in person, about the potential transaction and alternatives. The chronology below covers only key events leading up to signing of the merger agreement and does not purport to catalogue every related conversation among or between the parties.

As part of Surrey’s continuing efforts to enhance shareholder value, the Surrey board of directors, in consultation with management and its financial and other advisors, has periodically evaluated various strategies, including continued independence, merging with similarly-sized banks, and being acquired by another financial institution. After several discussions over the course of several months, the Surrey board directed management to engage Raymond James, an investment banking firm, to formally advise Surrey on the status of the bank merger market and potentially represent it in the event the Surrey board determined to pursue a strategic transaction. Before Surrey determined to engage Raymond James as its exclusive financial advisor, the board considered, among other things, Raymond James’ knowledge of Surrey and the North Carolina and Virginia markets, as well as Raymond James’ experience as a nationally recognized investment banking firm with significant experience in mergers and acquisitions, including bank mergers and acquisitions. On July 7, 2022, Surrey executed an engagement letter with Raymond James setting forth the terms of its engagement.

The Surrey board of directors invited Raymond James to present at the board’s strategic planning session on August 8, 2022, held offsite at the Greensboro, N.C. offices of its general counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, LLP (which we refer to as “Brooks Pierce”). Raymond James provided an update on industry trends and the bank merger market generally, the potential capacity to pay of various potential acquirers and the profiles of those potential acquirers. Raymond James also shared with the Surrey board that, prior to the meeting, it had been approached by a representative of Performance Trust Capital Partners, LLC (which we refer to as “Performance Trust”), the financial advisor to the First Community board of directors, conveying First Community’s interest in pursuing a negotiated acquisition of Surrey. Representatives from Brooks Pierce then reviewed with the Surrey board its fiduciary duties in connection with its consideration of a strategic transaction. After considering First Community’s interest and the ability of other financial institutions to acquire Surrey, the Surrey board directed Raymond James to contact four financial institutions, including First Community, to gauge their level of interest in pursuing a potential business combination with Surrey.

Raymond James then began contacting potential business combination partners on behalf of Surrey. Raymond James also worked with Surrey’s management and Brooks Pierce to prepare a detailed presentation to be distributed to potential bidders. Of the four financial institutions contacted, two of the institutions declined to consider a potential transaction; however, the two other institutions, including First Community, entered into nondisclosure agreements with Surrey and were provided access to an online data room containing confidential information on Surrey. In August and September 2022, Raymond James and Surrey’s management had numerous conversations with representatives of the two institutions. Also, during August 2022, Surrey’s management had two in-person meetings with the senior management of one of these institutions, which institution we refer to as Institution A, as they explored a possible combination of Institution A and Surrey.

On August 18, 2022, Raymond James invited First Community and Institution A to submit an indication of interest before 5:00 p.m. on September 9, 2022. Prior to the deadline, the chief executive officer of Institution A advised Mr. Ashby that Institution A did not intend to submit an indication of interest, explaining that he believed Institution A was unable to offer a price that Surrey would find acceptable, but that should Surrey be dissatisfied with the outcome of the current bid process, Institution A would be willing to proceed with a directly negotiated transaction.

On September 8, 2022, Surrey received First Community’s initial indication of interest, proposing a 100% stock transaction, with each share of Surrey common stock and Surrey Class A common stock being exchanged for 0.7203 shares of First Community common stock. Based on First Community’s then 10-day volume-weighted average closing price of $31.93 per share, this exchange ratio represented an implied value of approximately $23.00 for each share of Surrey common stock and Surrey Class A common stock, or an aggregate price of $96.3 million.

On September 13, 2022, the Surrey board scheduled a meeting to evaluate the results of the request for indications of interest conducted by Raymond James. In advance of the board meeting, Raymond James requested that First Community supplement its September 9 indication of interest in order to provide the Surrey board with greater detail in advance of the board meeting. First Community provided the requested supplemental information on September 12. At the September 13 board meeting, Raymond James reported on its discussions with the four financial institutions previously identified to the board, including First Community, as well as the responses to the request for indications of interest. The board then reviewed with Raymond James and Brooks Pierce the terms of First Community’s indication of interest including, among other things, the proposed consideration, exchange ratio, double trigger walk-away right, termination fee, corporate governance, personnel considerations, and estimated timeline for the proposed combination. Representatives from Raymond James also provided a detailed analysis of First Community, including, among other things, First Community’s historical financial results, loan and deposit totals by products, stock price metrics, stock price performance versus major stock indices, loan and deposit composition on a standalone and combined basis, yields and costs on a standalone and combined basis, and a proforma of the branch network.

Representatives from Brooks Pierce then reviewed with the members of the Surrey board of directors their fiduciary duties in connection with consideration of a business combination transaction.

The Surrey board asked questions of Raymond James and Brooks Pierce throughout the meeting, and the members discussed, among other things, opportunities to conduct reverse due diligence, the current state of the economic environment, execution risk for a potential transaction, the protections offered by a double trigger walk-away right, the income tax consequences for Surrey’s shareholders, and the ability for Surrey to pay a special dividend to its shareholders in 2022.

Following these discussions, and based on the presentation by Raymond James and the terms of the indication of interest of First Community (which addressed First Community’s typical dividend practices), the board unanimously concluded that it was in the best interests of Surrey and its shareholders to accept First Community’s indication of interest and proceed to negotiate a definitive agreement. On September 13, 2022, Surrey signed the indication of interest with First Community committing to a 60-day exclusivity period, following which First Community conducted additional due diligence on Surrey and Surrey performed reverse due diligence on First Community. Meetings and merger negotiations between the management teams of each company continued throughout the due diligence period both on an impromptu and scheduled basis and via both telephone and in-person meetings. In addition, each company exchanged materials and information in an online data room and scheduled and conducted on-site meetings to facilitate mutual due diligence.

On October 17, 2022, First Community’s counsel provided an initial draft of the definitive merger agreement. Over the next month, the parties exchanged drafts of the definitive merger agreement, disclosure schedules and other ancillary transaction documents and engaged in negotiations about various aspects of the draft documents. Mr. Ashby continued to keep the Surrey board advised of the progress of discussions and negotiations.

On November 8, 2022, senior management of First Community met with the Surrey board and management to discuss First Community’s history, financial data, products and services, strategic objectives and culture.

As First Community concluded its due diligence, it sought to confirm estimated transaction costs, including the early termination fees payable to Surrey’s core processor. In doing so, First Community concluded that the actual transaction costs would be approximately $750,000 higher than originally anticipated. Following extensive discussion between the parties’ respective management and financial advisors, First Community and Surrey agreed to reduce the exchange ratio from 0.7203 to 0.7159, equating to approximately 17 cents per share, based on First Community’s closing price of $38.43 per share on November 17, 2022.

On November 13, 2022, drafts of the merger agreement, the disclosure schedules and the consulting agreement for Mr. Ashby were provided to Surrey’s directors for their review. Four days later, Surrey’s board and management met with Raymond James and Brooks Pierce to discuss the definitive transaction documents and the status of the proposed transaction. Representatives of Raymond James provided a detailed analysis of the financial aspects of the proposed merger and delivered Raymond James’ opinion, orally and in writing, that the merger consideration was fair, from a financial point of view, to the holders of Surrey’s outstanding common stock and Class A common stock. A copy of Raymond James’ written opinion is attached to this document as Appendix B and a summary of the fairness opinion is included below in “Opinion of Surrey’s Financial Advisor,” beginning on page 41.

Representatives of Brooks Pierce then reviewed the merger agreement, the ancillary agreements and applicable legal concepts, highlighting any recent changes made to the draft documents circulated on November 13, 2022. After a thorough discussion and deliberations about the proposed transaction, upon a motion duly made and seconded, Surrey’s board unanimously adopted the merger agreement and the ancillary documents and approved the transactions contemplated by such documents, including the merger.

Also on November 17, 2022, the First Community board unanimously adopted the merger agreement and approved the merger, following which Surrey and First Community executed the definitive merger agreement and ancillary agreements.

On November 18, 2022, the parties issued a joint press release publicly announcing the transaction prior to the opening of the financial markets.

Recommendation of the Surrey Board of Directors and Surrey’s Reasons for the Merger

After careful consideration, the Surrey board, at a meeting held on November 17, 2022, unanimously determined the merger agreement and the transactions contemplated thereby to be fair and in the best interest of Surrey and its shareholders. Accordingly, the Surrey board unanimously adopted the merger agreement, approved the merger and recommends that Surrey’s shareholders vote “FOR” the approval of the merger agreement.

In evaluating the merger agreement and reaching its decision to adopt the merger agreement, approve the merger and recommend that Surrey’s shareholders approve the merger agreement, Surrey’s board consulted with Surrey’s management, as well as its outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

●

the Surrey board’s knowledge and understanding of Surrey’s business, operations, financial condition, asset quality, earnings and prospects, and of First Community’s business, operations, financial condition, asset quality, earnings and prospects, taking into account the conversations had with, and the presentations made by, First Community’s senior management as part of Surrey’s reverse due diligence review and information provided by Surrey’s financial advisors;

●

its understanding of First Community’s commitment to enhancing its strategic position in Surrey’s market area, its prospects for the future and its projected financial results, and the Surrey board’s belief that the combined enterprise would benefit from First Community’s ability to take advantage of economies of scale and grow in the current economic environment;

●	First Community’s earnings track record and the market performance of its common stock;

●

the ability of Surrey’s shareholders to benefit from First Community’s potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to Surrey’s earnings and prospects on an independent basis due to greater operating efficiencies and better penetration of commercial and consumer markets;

●	the perceived ability of First Community to complete a merger transaction from a financial and regulatory perspective, including its recent history of a successful merger transaction;

●

the financial and other terms of the merger agreement, including the amount and nature of the merger consideration proposed to be paid, which Surrey’s board reviewed with its outside financial and legal advisors, including:

●

that it does not preclude a third party from making an unsolicited acquisition proposal to Surrey and that, under certain circumstances, Surrey may furnish non-public information to and engage in discussions with such a third party regarding an acquisition proposal, as more fully described under the section entitled “The Merger Agreement-Agreement Not to Solicit Other Offers,” beginning on page 69;

●

the ability of the Surrey board of directors to submit the merger agreement to shareholders without a favorable recommendation or any recommendation, as more fully described under the section entitled “The Merger Agreement-Surrey Shareholder Meeting and Recommendation of the Surrey Board of Directors,” beginning on page 69;

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Surrey’s ability to terminate the merger agreement if the trading price of First Community common stock declines under circumstances provided for in the merger agreement, as more fully described under the section entitled “The Merger Agreement-Termination of the Merger Agreement,” beginning on page 71;

●	First Community’s agreement to use its reasonable best efforts to obtain regulatory approval.

●	the fact that the outside date under the merger agreement allows for sufficient time to complete the merger; and

●

the Surrey board’s belief that the proposed merger with First Community will generally be a tax-free transaction to Surrey’s shareholders with respect to First Community common stock received by virtue of the merger.

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the potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company’s earnings and the fact that the nature of the stock consideration would allow former Surrey shareholders to participate in the potential future upside as First Community shareholders;

●	the anticipated effect of the acquisition on Surrey’s retained employees and the terms of severance for employees who would not be retained;

●

the long-term and short-term interests of Surrey and its shareholders, and the interests of Surrey’s employees, customers, creditors and suppliers, and the community and societal considerations of the communities in which Surrey maintains offices;

●

the financial analyses provided by Raymond James, Surrey’s financial advisor, regarding the merger, and its opinion, delivered to Surrey’s board on November 17, 2022, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Raymond James in rendering its opinion, the merger consideration to be received under the terms of the merger agreement was fair, from a financial point of view, to Surrey’s shareholders;

●

its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions, continued industry consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions, the current environment for community banks, particularly North Carolina and the surrounding states, and the likely effects of these factors on Surrey’s and the combined company’s potential growth, development, productivity, profitability and strategic options, and the historical prices of Surrey and First Community common stock;

●	its knowledge of Surrey’s prospects as an independent entity, including challenges relating to increasing regulatory burdens and overhead expense;

●	its knowledge of the strategic alternatives available to Surrey, including the challenges for organic growth by a financial institution of Surrey’s size; and

●

its belief that the merger is more favorable to Surrey’s shareholders than the alternatives to the merger, which belief was formed based on the careful review undertaken by the Surrey board, with the assistance of its management and outside legal and financial advisors.

Surrey’s board also considered potential risks and a variety of potential negative factors in connection with its deliberations concerning the merger agreement and the merger, including the following material factors (not in any relative order of importance):

●

the fact that, while Surrey expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the consummation of the merger, might not be obtained, and, as a result, the merger may not be consummated;

●

the restrictions on the conduct of Surrey’s business prior to the completion of the merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Surrey from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Surrey absent the pending completion of the merger;

●

the significant risks and costs involved in connection with entering into or completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals or shareholder approval, such as the risks and costs relating to diversion of management and employee attention from other strategic opportunities and operational matters, potential employee attrition, and the potential effect on business and customer relationships;

●

the fact that Surrey would be prohibited from soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $4.0 million termination fee payable by Surrey upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire Surrey;

●

the fact that some of Surrey’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Surrey shareholders generally, as more fully described under the section entitled “-Interests of Surrey’ Directors and Executive Officers in the Merger,” beginning on page 49; and

●	the possibility of litigation in connection with the merger.

Based on the factors described above, the Surrey board determined that the merger of Surrey with First Community and the merger of Surrey Bank & Trust with First Community Bank would be advisable and in the best interests of Surrey and its shareholders, and adopted the merger agreement, approved the merger and resolved to recommend its approval to the shareholders of Surrey.

The foregoing discussion of the material information and factors considered by the Surrey board of directors is not intended to be exhaustive. The Surrey board of directors evaluated the above factors and unanimously determined that the merger was in the best interests of Surrey and its shareholders. In reaching its determination to approve the merger and recommend that Surrey shareholders approve the merger, the Surrey board of directors considered the totality of the information presented to it and did not assign any relative or specific weights to any of the individual factors considered, although individual directors may have given different weights to different factors. The Surrey board of directors considered these factors, including the potential risks, uncertainties and disadvantages associated with the merger, in the aggregate rather than separately and determined the benefits of the merger to be favorable to and outweigh the potential risks, uncertainties and disadvantages of the merger. This explanation of the Surrey board of directors’ reasoning and certain other information presented in this section are forward-looking in nature and, therefore, should be read in the context of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements,” beginning on page 26.

Accordingly, the Surrey board of directors unanimously adopted the merger agreement and approved the merger, and unanimously recommends that the Surrey common shareholders vote “FOR” the common shareholder merger approval and the common shareholder adjournment proposal, and that the Surrey Class A common shareholders vote “FOR” the Class A common shareholder merger proposal and the Class A common shareholder adjournment proposal.

First Community’s Reasons for the Merger

After careful consideration, the First Community board of directors, at a series of meetings, culminating with a meeting held on November 17, 2022, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of First Community and its shareholders.

In reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, the First Community board of directors evaluated the merger agreement and the merger in consultation with First Community management, as well as with First Community’s outside financial and legal advisors, and considered a number of factors, including the following material factors:

●

each of First Community’s, Surrey’s and the combined company’s businesses, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the First Community board of directors considered its view that Surrey’s financial condition and asset quality are sound, that Surrey’s business and operations complement those of First Community, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger and more diversified market presence and a more attractive funding base, than First Community on a stand-alone basis. The First Community board of directors further considered that Surrey’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to First Community’s earnings and prospects on a stand-alone basis. In particular, the First Community board of directors considered the following:

●

the strategic rationale for the merger, given its potential of increasing First Community’s market share in the Northwestern North Carolina market and the overlap of Surrey’s and First Community’s existing franchises;

●

its belief that the merger will combine two strong banking institutions to create a leading regional banking franchise with enhanced commercial and community banking expertise and complementary product sets, bolstering First Community’s presence and filling gaps in First Community’s footprint in Northwestern North Carolina;

●	the potential for bringing together seasoned bank operators having a common vision with similar values, with talented, motivated workforces and compatible corporate cultures; and

●	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company given its larger size, asset base, capital, and footprint.

●	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on certain financial metrics;

●

its understanding of the current and prospective environment in which First Community and Surrey operate, the competitive environment for financial institutions generally and the likely effect of these factors on First Community both with and without the merger;

●	its review and discussions with First Community management concerning the due diligence examination of Surrey’s business;

●	its expectation that First Community will retain its strong capital position and asset quality upon completion of the merger;

●

the continued employment of certain of Surrey’s senior executive officers and many of Surrey’s other employees and the participation of two of Surrey’s directors as directors of First Community Bank, which the First Community board of directors believed will enhance the likelihood of realizing the strategic benefits that First Community expects to derive from the merger;

●

the opinion, dated November 17, 2022, of Performance Trust, the financial advisor to the First Community board of directors, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Performance Trust, as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to First Community; and

●	its review with its outside legal advisor, Bowles Rice LLP, of the terms of the merger agreement, including the tax treatment, deal protection and termination provisions.

The First Community board of directors also considered potential risks relating to the merger, including the following:

●

First Community may not realize all of the anticipated benefits of the merger, including the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

●	the possibility of encountering difficulties in successfully integrating Surrey’s business, operations and workforce with those of First Community;

●

the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions;

●	the substantial costs that First Community will incur in connection with the merger even if it is not consummated; and

●	the diversion of management attention and resources from the operation of First Community’s business and toward the completion of the merger.

While the First Community board of directors considered the foregoing potentially positive and potentially negative factors, the First Community board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the First Community board of directors unanimously determined the merger agreement to be fair, advisable and in the best interests of First Community and its shareholders.

The foregoing discussion of the information and factors considered by the First Community board of directors is not intended to be exhaustive, but includes the material factors considered by the First Community board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the First Community board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the First Community board of directors may have given different weight to different factors. The First Community board of directors considered all these factors as a whole and considered the factors overall to be favorable to, and to support, its determination.

The foregoing explanation of the First Community board of directors’ reasoning and all other information presented in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26.

Opinion of Surrey’s Financial Advisor

Surrey retained Raymond James as its financial advisor on July 7, 2022. Pursuant to that engagement, the Surrey board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of outstanding Surrey common stock and Surrey Class A common stock of the merger consideration to be received by such holders pursuant to the merger agreement. Surrey selected Raymond James as its financial advisor based upon Raymond James’ knowledge of Surrey and the North Carolina and Virginia markets, as well as Raymond James’ experience as a nationally recognized investment banking firm with significant experience in mergers and acquisitions, including bank mergers and acquisitions.

At the November 17, 2022 meeting of the Surrey board of directors, representatives of Raymond James rendered its oral opinion, confirmed by delivery of a written opinion to the Surrey board of directors dated November 17, 2022, as to the fairness, as of such date, from a financial point of view, to the holders of outstanding Surrey common stock and Surrey Class A common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix B to this proxy statement/prospectus. The summary of the opinion of Raymond James set forth below is qualified in its entirety by reference to the full text of such written opinion. Holders of Surrey common stock and Surrey Class A common stock are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the Surrey board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of Surrey common stock and Surrey Class A common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders as of the date of such opinion. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Surrey board of directors or to any holder of Surrey common stock and Surrey Class A common stock as to how the Surrey board of directors, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James does not express any opinion as to the likely trading range of First Community common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of First Community at that time.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

●

reviewed the financial terms and conditions as stated in the draft of the merger agreement electronically distributed to Surrey’s executive officers and legal counsel by counsel to First Community on November 16, 2022 (which we refer to in this section as the “draft agreement”);

●

reviewed certain information related to the historical condition and prospects of Surrey, as made available to Raymond James by or on behalf of Surrey, including, but not limited to, financial projections prepared by the management of Surrey (which we refer to in this section as the “projections”);

●

reviewed Surrey’s: (a) audited consolidated financial statements for the years ended December 31, 2021, December 31, 2020 and December 31, 2019; and (b) unaudited consolidated financial statements for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022;

●	reviewed Surrey’s recent publically available regulatory filings and certain other publicly available information regarding Surrey;

●	reviewed the financial and operating performance of Surrey and those of other selected public companies that Raymond James deemed to be relevant;

●	considered certain publicly available financial terms of certain transactions Raymond James deemed to be relevant;

●

reviewed the current and historical market prices and trading volume for Surrey’s common stock and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

●	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

●

received a certificate addressed to Raymond James from a member of senior management of Surrey regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of Surrey; and

●

discussed with members of the senior management of Surrey and First Community certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry including, but not limited to, the past and current business operations of Surrey and First Community and the financial condition, future prospects and operations of Surrey and First Community, respectively.

With Surrey’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Surrey, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Furthermore, Raymond James did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Surrey or First Community is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Surrey or First Community may be subject. With Surrey’s consent, Raymond James made no assumption concerning, and its opinion therefore did not consider, the potential effects of any such litigation, claims or investigations or possible assertions.

Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Surrey. Raymond James is not an expert in accounting principles generally accepted in the United States of America (which we refer to as “GAAP”) or the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan and lease losses or any other reserves of either of Surrey and First Community; accordingly, Raymond James assumed that such allowances and reserves are in the aggregate adequate to cover such losses.

With respect to the projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Surrey’s consent, assumed that the projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Surrey, and Raymond James relied upon Surrey to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the projections or the assumptions on which they were based.

Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the draft agreement reviewed by Raymond James in all respects material to its analysis, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the transaction would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or Surrey that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Surrey common stock and Surrey Class A common stock. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Surrey board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Surrey, on the fact that Surrey was assisted by legal, accounting and tax advisors, and, with the consent of Surrey relied upon and assumed the accuracy and completeness of the assessments by Surrey and its advisors, as to all legal, accounting and tax matters with respect to Surrey and the merger, including, without limitation, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

In formulating its opinion, Raymond James considered only the merger consideration to be received by the holders of Surrey common stock and Surrey Class A common stock, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Surrey, or such class of persons, in connection with the merger whether relevant to the merger consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Surrey, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of Surrey’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Surrey’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of Surrey or First Community or the ability of Surrey or First Community to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Surrey board of directors at its meeting on November 17, 2022, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Surrey, First Community or the merger.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of 15 publicly-traded financial institutions that satisfied the following criteria: (i) headquartered in North Carolina, South Carolina, or Virginia; (ii) had total assets between $300 million and $800 million; and (iii) had last twelve months return on average assets greater than 0.50%. This group excluded targets of announced mergers and mutual holding companies. The selected companies that Raymond James deemed relevant included the following:

Selected Companies for
Surrey Bancorp

PB Financial Corporation (PBNC)

Village Bank and Trust Financial Corp. (VBFC)

Bank of Botetourt (BORT)

Community First Bancorporation (CFOK)

Bank of South Carolina Corporation (BKSC)

Touchstone Bankshares, Inc. (TSBA)

Citizens Bancorp of Virginia, Inc. (CZBT)

Oak Ridge Financial Services, Inc. (BKOR)

KS Bancorp, Inc. (KSBI)

Lumbee Guaranty Bank (LUMB)

M&F Bancorp, Inc. (MFBP)

Oak View Bankshares, Inc. (OAKV)

Lifestore Financial Group, Inc. (LSFG)

blueharbor bank (BLHK)

The Farmers Bank of Appomattox (FBPA)

Raymond James calculated various financial multiples for each company, including: (i) price to tangible book value per share; (ii) price to tangible book value per share excluding accumulated other comprehensive income; (iii) price to last-twelve-months earnings per share; (iv) and price to last quarter annualized earnings per share. Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for Surrey implied by the merger consideration. The results of the selected public companies’ analysis are summarized below:

	Surrey	Deal	Mutiple Range
	Statistic	Metric	25th Percentile	Mean	Median	75th Percentile

Price/Tangible Book Value per Share	$13.66	202%	100%	133%	115%	148%
Price/TBVPS (ex AOCI)	13.68	202%	83%	101%	95%	119%
Price/LTM EPS	1.52	18.2x	7.6x	9.0x	8.9x	9.1x
Price/LQA EPS	2.03	13.6x	7.0x	8.2x	7.6x	9.3x

Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples for each of the metrics to Surrey’s actual financial results and determined the implied equity price per share of Surrey common stock, including the Surrey Class A common stock, and then compared those implied equity values per share to the implied value of the merger consideration, as of November 16, 2022, of $27.64 per share. The results of this are summarized below:

	Surrey	Deal	Mutiple Range
	Statistic	Metric	25th Percentile	Mean	Median	75th Percentile

Price/Tangible Book Value per Share	$13.66	202%	$13.70	$18.10	$15.64	$20.15
Price/TBVPS (ex AOCI)	13.68	202%	11.38	13.88	12.95	16.30
Price/LTM EPS	1.52	18.2x	11.48	13.61	13.47	13.89
Price/LQA EPS	2.03	13.6x	14.25	16.71	15.51	18.78

Merger Consideration	$27.64

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected regional transactions announced since January 1, 2021 involving financial institution targets headquartered in the Southeast, which includes Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia, with total assets between $300 million and $800 million and return on average assets over the last twelve months greater than 0.50%. Raymond James also analyzed publicly available information relating to selected national transactions announced since January 1, 2022 involving financial institutions headquartered in the United States with total assets between $300 million and $800 million and return on average assets over the last twelve months greater than 0.50%. Both regional and national transactions excluded: (i) transactions without publicly disclosed deal value or sufficient financial information; (ii) merger of equals; and (iii) transactions in which less than 100% of equity ownership was acquired. The selected national and regional transactions (with respective transaction announcement dates shown) used in the analysis included:

National Transactions:

•	City Holding Company/ Citizens Commerce Bancshares, Inc. – October 18, 2022
•	Taichung Commercial Bank Co., Ltd./ American Continental Bancorp – September 30, 2022
•	TowneBank/ Farmers Bankshares, Inc. – August 18, 2022
•	MVB Financial Corp./ Integrated Financial Holdings, Inc. – August 12, 2022
•	Bank First Corporation/ Hometown Bancorp, Ltd. – July 26, 2022
•	HomeTrust Bancshares, Inc./ Quantum Capital Corp. – July 25, 2022
•	Somerset Savings Bank, SLA/ Regal Bancorp, Inc. – July 25, 2022
•	CrossFirst Bankshares, Inc./ Farmers & Stockmens Bank – June 13, 2022
•	Middlefield Banc Corp./ Liberty Bancshares, Inc. (Ada, OH) – May 26, 2022
•	Cambridge Bancorp/ Northmark Bank – May 23, 2022
•	DFCU Financial/ First Citrus Bancorporation, Inc. – May 12, 2022
•	Nmb Financial Corp/ Noah Bank – April 13, 2022
•	Arizona Federal Credit Union/ Horizon Community Bank – March 10, 2022
•	BAWAG Group AG/ Peak Bancorp Inc. – February 2, 2022

•	Bank First Corporation/ Denmark Bancshares, Inc. – January 19, 2022
•	Civista Bancshares, Inc./ Comunibanc Corp. – January 10, 2022

Selected Regional Transactions:

•	TowneBank/ Farmers Bankshares, Inc. – August 18, 2022
•	MVB Financial Corp./ Integrated Financial Holdings, Inc. – August 12, 2022
•	HomeTrust Bancshares, Inc./ Quantum Capital Corp. – July 25, 2022
•	DFCU Financial/ First Citrus Bancorporation, Inc. – May 12, 2022
•	SouthPoint Bancshares, Inc./ Merchants Financial Services, Inc. – August 25, 2021
•	Seacoast Banking Corporation of Florida/ Sabal Palm Bancorp, Inc. – August 23, 2022
•	Lake Michigan Credit Union/ Pilot Bancshares, Inc. – June 16, 2021
•	United Community Banks, Inc./ Aquesta Financial Holdings, Inc. – May 27, 2021
•	Colony Bankcorp, Inc./ SouthCrest Financial Group, Inc. – April 22, 2021
•	SmartFinancial, Inc./ Sevier County Bancshares, Inc. – April 14, 2021
•	Seacost Banking Corporation of Florida/ Legacy Bank of Florida – March 23, 2021
•	BancorpSouth Bank/ FNS Bancshares, Inc. – January 13, 2021

Raymond James examined valuation multiples of transaction value compared to the target companies’: (i) most recent quarter tangible common equity at announcement; (ii) most recent quarter tangible common equity excluding accumulated other comprehensive income at announcement; (iii) last twelve months net income at announcement; and (iv) premium to core deposits (total deposits less time deposits greater than $100,000). Raymond James adjusted earnings of subchapter S corporations using an effective tax rate of 21%. Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Surrey implied by the merger consideration. Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples to Surrey’s tangible common equity, tangible common equity excluding accumulated other comprehensive income, last twelve months net income, and core deposits to determine the implied equity price per share and then compared those implied equity values per share to the implied value of the merger consideration, as of November 16, 2022, of $27.64 per share. The results of the selected transactions analysis are summarized below:

National Transactions

	Surrey	Deal	Mutiple Range				Implied Values Range
	Statistic	Metric	25th Percentile	Mean	Median	75th Percentile	25th Percentile	Mean	Median	75th Percentile

Price/Tangible Book Value per Share	$57,006	204%	131%	164%	164%	193%	$17.82	$22.23	$22.28	$26.24
Price/TBVPS (ex AOCI)	57,089	203%	124%	154%	156%	180%	16.86	20.94	21.22	24.45
Price/LTM EPS	6,345	18.3x	11.3x	15.7x	15.3x	18.3x	17.05	23.71	23.07	27.71
Price/LQA EPS	407,266	14.5%	4.2%	7.7%	7.2%	9.8%	17.69	21.03	20.53	23.03

Regional Transactions

	Surrey	Deal	Mutiple Range				Implied Values Range
	Statistic	Metric	25th Percentile	Mean	Median	75th Percentile	25th Percentile	Mean	Median	75th Percentile

Price/Tangible Book Value per Share	$57,006	204%	149%	171%	169%	192%	$20.26	$23.23	$22.87	$26.01
Price/TBVPS (ex AOCI)	57,089	203%	146%	163%	156%	185%	19.88	22.16	21.17	25.17
Price/LTM EPS	6,345	18.3x	11.0x	13.4x	12.6x	17.3x	16.69	20.30	19.10	26.16
Price/LQA EPS	407,266	14.5%	4.8%	7.8%	6.7%	9.7%	18.25	21.10	20.10	22.98

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of Surrey based on projections provided by management of Surrey. Raymond James used tangible common equity in excess of a target ratio of 8.0% of tangible assets at the end of each projection period for free cash flow. Consistent with the periods included in the projections, Raymond James used calendar year 2026 as the final year for the analysis and applied multiples, ranging from 11.5x to 13.5x, to calendar year 2026 net income in order to derive a range of terminal values for Surrey in 2026.

The projected free cash flows and terminal values were discounted using rates ranging from 16.5% to 14.5%. Raymond James arrived at its discount rate ranges by using the 2021 Duff & Phelps Valuation Handbook. The resulting range of present equity values was divided by the number of diluted shares outstanding. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the implied value of the merger consideration, as of November 16, 2022, of $27.64 per share. The results of the discounted cash flow analysis indicated a range of values from $22.67 per share to $26.24 per share. The results of the discounted cash flow analysis are summarized below:

	Implied
	per Share Value
	Low	High

Implied per Share Value	$22.67	$26.24

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Surrey.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Surrey. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Surrey board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Surrey common stock other than any excluded shares to be received by such holders in connection with the merger pursuant to the merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Surrey board of directors in making its determination to approve the merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Surrey board of directors’ or Surrey management’s views with respect to Surrey, First Community or the merger. Raymond James provided advice to Surrey with respect to the merger. Raymond James did not, however, recommend any specific amount of consideration to the Surrey board of directors or that any specific merger consideration constituted the only appropriate consideration for the merger. Surrey placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on November 16, 2022, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Surrey since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Raymond James has not provided any other investment banking services to Surrey in the two years preceding the date of its opinion. During the two years preceding the date of its opinion, (i) Raymond James has engaged in certain fixed income trading activity with First Community Bank for which it has earned income and (ii) an affiliate of Raymond James provided services to First Community Bank relating to its wealth management business, for which Raymond James has received commissions and fees.

For services rendered in connection with the delivery of its opinion, Surrey paid Raymond James a fee of $250,000 upon delivery of its opinion. Surrey will also pay Raymond James a customary fee for advisory services in connection with the merger equal to approximately $1.4 million (less the fee paid upon delivery of the opinion, the amount of which shall be deducted), which is contingent upon the closing of the merger. The actual amount of the fee Surrey will pay Raymond James for its advisory services is subject to the final amount of the merger consideration at closing. Surrey also agreed to reimburse Raymond James up to $35,000, unless a greater amount is authorized by Surrey, for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Surrey and First Community for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Surrey and/or First Community or other participants in the merger in the future, for which Raymond James may receive compensation.

Certain Surrey Unaudited Prospective Financial Information

Surrey does not as a matter of course publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results because of, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Surrey is including in this proxy statement/prospectus certain limited unaudited prospective financial information for Surrey. Such information contains unaudited prospective financial information for Surrey on a stand-alone, pre-merger basis, respectively, to give Surrey shareholders access to certain information that was provided to the Surrey board of directors and to Raymond James in connection with its fairness opinion. We refer to such prospective information as “prospective information”. The prospective information may differ in certain respects from what Surrey uses for its internal purposes.

The prospective information provided was prepared in good faith on a reasonable basis based on the best available information at the time, but was not prepared for the purpose of public disclosure. As such, the inclusion of such information in this proxy statement/prospectus should not be regarded as an indication that Surrey or any other recipient of such information considered, or now considers, such information to be necessarily predictive of actual future results. The Surrey prospective financial information was not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. Neither Elliott Davis, PLLC, FORVIS LLP, nor any other independent registered public accountants or independent accountants has compiled, examined or performed any procedures with respect to such information, or expressed any opinion or any other form of assurance on such information or their achievability.

The prospective financial information reflects numerous estimates and assumptions made by Surrey with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Surrey’s business, all of which are difficult to predict and many of which are beyond Surrey’s respective control. Such information also reflects assumptions as to certain business decisions that are subject to change. The prospective financial information reflects subjective judgment in many respects and is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Accordingly, such information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, First Community’s and Surrey’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this proxy statement/prospectus and in the reports filed by First Community with the SEC. For other factors that could cause the actual results to differ, see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements beginning on page 19 and page 26, respectively.

The prospective information does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement, and do not take into account the effect of any possible failure of the merger to occur. Neither Surrey nor its financial advisors nor its affiliates intend to, and each of them disclaims any obligation to, update, revise or correct the prospective financial information if they are or become inaccurate, even in the short-term. The inclusion of such information in this proxy statement/prospectus is not and should not be deemed an admission or representation by Surrey that such information is viewed by Surrey as material information of Surrey, particularly in light of the inherent risks and uncertainties associated with such information. The prospective information presented below is not meant to influence your decision whether to vote in favor of the common shareholder merger proposal, the Class A common shareholder merger proposal or any other proposal to be considered at the special meeting but is being presented solely because it was made available to and considered by Surrey’s board of directors and financial advisor in connection with the merger.

The following prospective financial information was utilized by Raymond James, with Surrey’s consent, in performing financial analyses in connection with its fairness opinion:

	12 Months Ended
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Net Income ($MMs)	$7.3	$8.3	$8.4	$8.9
Earnings Per Share	$1.74	$1.99	$2.00	$2.11
Common Dividends Per Share	$0.62	$0.48	$0.48	$0.48
Total Assets ($MMs)	$484.4	$471.4	$492.7	$520.3

Interests of Surrey Directors and Executive Officers in the Merger

In the merger, the directors and executive officers of Surrey will receive the same merger consideration for their Surrey shares as the other Surrey shareholders. In considering the recommendation of the Surrey board of directors that you vote to approve the merger agreement, you should be aware that some of the executive officers and directors of Surrey may have interests in the merger and may have arrangements, as described below, that may be considered to be different from, or in addition to, those of Surrey shareholders generally. The Surrey board of directors was aware of these interests and considered them, among other matters, in reaching its decision to adopt and approve the merger agreement and to recommend that you vote in favor of approving the merger agreement. See the section entitled “-Background of the Merger” and “-Recommendation of the Surrey Board of Directors and Surrey’s Reasons for the Merger” beginning on page 34. Surrey shareholders should take these interests into account in deciding whether to vote “FOR” the common shareholder merger proposal and “FOR” the Class A common shareholder merger proposal. These interests are described in more detail below, and certain of them are quantified in the narrative below.

For purposes of this disclosure, Surrey’s executive officers are: Edward C. Ashby, III, Pedro A. Pequeno, II, and Mark H. Towe.

Employment and Change of Control Agreements

Surrey and Surrey Bank & Trust have entered into employment and change of control agreements with each of their executive officers: Edward C. Ashby, III, Pedro A. Pequeno, II, and Mark H. Towe. These agreements provide that each executive is entitled to receive a change-of-control payment, if such executive is terminated (other than for cause) or terminates his employment for good reason within 24 months after the consummation of the merger, of 2.99 times Executive’s “average annual base compensation” as defined under Section 280G(b) of the Code, plus reimbursement for certain welfare benefits for the executive and his dependents for 12 months or until such time as executive obtains substantially similar coverages, whichever is earlier, all subject to reduction if such payments, and any other compensation to be received by executive in connection with the merger, would otherwise be an “excess parachute payment” under Code Section 280G.

In the alternative, each executive is entitled to receive a lump sum termination payment if such executive is terminated (other than for cause) or terminates his employment for good reason, other than in connection with a change of control, equal to the amount of base salary that would have been due and payable through the end of the term of his agreement, i.e., three years, plus pro-rated bonus and reimbursement for certain welfare benefits for the executive and his dependents for 12 months or until such time as the executive obtains substantially similar coverages, whichever is earlier.

In exchange for those payments, for a two-year period commencing on the date of such termination of employment, each executive agreed not to (1) solicit customers of Surrey or Surrey Bank & Trust or their successors, including First Community and First Community Bank, as applicable, for any competing insured depository institution, (2) solicit employees of Surrey or Surrey Bank & Trust or their successors, including First Community and First Community Bank, as applicable, to terminate their employment with any of the foregoing companies, and (3) compete against Surrey or Surrey Bank & Trust or their successors, including First Community and First Community Bank, as applicable, within a 25-mile radius of the main office or any branch office of Surrey Bank & Trust, and, if the executive continues employment after the effective time, the main office or any branch office of First Community and First Community Bank.

The parties have agreed that certain lump sum cash payments will be made to Messrs. Ashby, Pequeno and Towe in exchange for termination of the above-described agreements, provided that (i) the executive enters into a mutually satisfactory release at the effective time and (ii) the two-year period during which the executive agrees not to solicit customers, solicit employees or compete against Surrey or Surrey Bank & Trust or their successors, as described above, shall commence at the effective time. The lump sum cash payments are estimated as follows: (i) for Mr. Ashby, the total lump sum settlement payment is calculated to be $830,008 (after taking into account an anticipated 280G cutback, which will be finalized prior to the effective time); (ii) for Mr. Towe, the total lump sum settlement payment is calculated to be $483,817 (after taking into account an anticipated 280G cutback, which will be finalized prior to the effective time); and (iii) for Mr. Pequeno, the total lump sum settlement payment is calculated to be $681,059 (with no 280G cutback). In addition, Mr. Pequeno will receive a separate payment of $112,000 as a pre-closing bonus, conditional upon the consummation of the merger and his continuous employment until such time, bringing his total payments to $793,059.

Salary Continuation Agreements, Certain Life Insurance Benefits.

Ashby, Pequeno, and Towe have also each entered into Executive Salary Continuation Agreements with Surrey Bank & Trust. Each of the executives will vest in the full benefit, payable for life in monthly installments commencing on the first day of the month after such executive retires or attains age 65, whichever is later. In addition, Ashby, Pequeno, and Towe each are parties to a split dollar agreement and a supplemental life insurance agreement, which provide for the payment of certain death benefits to their beneficiaries. The split dollar agreements provide for 100% vesting upon a change of control.

Board of Directors

Current Surrey directors, Edward C. Ashby, III and Robert H. Moody, will join the board of First Community Bank upon completion of the merger. Members of the First Community Bank board are expected to receive compensation consistent with the compensation paid to current non-employee directors of First Community Bank. For 2022, such compensation included an annual retainer fee with a value of approximately $22,500 paid in cash and $22,500 paid in restricted stock units that cliff-vest over one year after the grant date.

Indemnification and Insurance

As described under the section entitled “The Merger Agreement-Director and Officer Indemnification and Insurance” beginning on page 68 from and after the completion of the merger, First Community will indemnify and hold harmless all current and former directors, officers and employees of Surrey or any of its subsidiaries against all liabilities arising out of the fact that such person is or was a director, officer or employee of Surrey or any of its subsidiaries if the claim is based in or arises out of any matter of fact existing or occurring at or before the effective time of the merger (including the merger and the other transactions contemplated by the merger agreement), regardless of whether such claims are asserted before or after the effective time, to the fullest extent such person would have been indemnified under articles of incorporation and bylaws of Surrey as in effect on November 17, 2022 and as permitted by applicable law.

The merger agreement requires First Community to maintain for a period of six years after completion of the merger Surrey’s currently existing directors and officers liability insurance policy, or policies having at least the same coverage and amounts and containing terms and conditions that are no less favorable in any material respect to the insured persons than the existing policy, with respect to claims arising from facts or events that occurred prior to the completion of the merger, and covering such individuals who are currently covered by such insurance. However, First Community is not required to spend in the aggregate an amount more than 200% of the annual premium payment on Surrey’s current directors and officers liability insurance policy. If First Community is unable to maintain a policy as described for less than that amount, First Community will obtain as much comparable insurance as is available for that amount. In lieu of such a policy, after consultation with First Community, Surrey may (1) substitute a six-year “tail” prepaid policy with terms no less favorable in any material respect to the indemnified parties than Surrey’s existing policy as of November 17, 2022 or (2) obtain extended coverage for the six-year period under Surrey’s existing insurance programs. If First Community (or any of its successors or assigns) merges with another person and is not the continuing entity, or if First Community transfers or conveys all or substantially all of its properties or assets to another person, then First Community will ensure that its successors and assigns assume First Community’s indemnification and insurance obligations.

Employment of Executive Officer

In connection with the merger, First Community Bank has made an offer to Mr. Pequeno to serve as the Senior Vice President & Regional Manager of First Community Bank following consummation of the merger.

Engagement as Consultant

Also, in connection with the merger, First Community Bank has entered into a consulting agreement with Mr. Ashby, whereby he has agreed to provide consulting services to First Community Bank, as an independent contractor, for a period of 12 months following the effective time of the merger, unless sooner terminated by either party. If First Community Bank terminates the consulting agreement prior to expiration of the twelve-month period (other than for intentional misconduct or repeated failure to perform services), Mr. Ashby will receive the consulting fees of $12,500.00 per month for the remainder of the period, subject to reduction by the amount of earnings of Mr. Ashby from other employment or consulting fees during such remaining period.

First Community Bank expects to enter into a consulting agreement with Mr. Towe whereby he will agree to provide consulting services to First Community Bank, as an independent contractor, for a period of four months, unless sooner terminated by either party. Mr. Towe will receive a consulting fee of $8,000.00 per month.

Public Trading Markets

The First Community common stock is listed for trading on NASDAQ under the symbol “FCBC,” and the Surrey common stock is quoted on the OTC Pink under the symbol “SRYB.” Upon completion of the merger, the Surrey common stock will no longer be quoted on the OTC Pink. Following the merger, shares of First Community common stock will continue to be traded on NASDAQ.

Under the merger agreement, First Community will cause the shares of First Community common stock to be issued or reserved for issuance in the merger to be approved for listing on NASDAQ, subject to notice of issuance. The merger agreement provides that neither First Community nor Surrey will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance.

First Community’s Dividend Policy

On January 24, 2023, the First Community board of directors declared a quarterly cash dividend of $0.29 per share on First Community common stock, which is payable on February 24, 2023 to shareholders of record as of the close of business on February 10, 2023. Historically, First Community has paid a regular quarterly dividend to holders of its common stock in February, May, August and November of each calendar year.

First Community’s principal source of cash flow is derived from dividends paid by First Community Bank. There are various restrictions by regulatory agencies related to dividends paid by First Community Bank to First Community and dividends paid by First Community to its shareholders. The payment of dividends by First Community and First Community Bank may be limited by certain factors, such as requirements to maintain capital above regulatory guideline minimums.

Prior approval from the Federal Reserve Board is required for First Community Bank to declare or pay a dividend to First Community if the total of all dividends declared in any given year exceed the total of First Community Bank’s net profits for that year and its retained profits for the preceding two years, less any required transfers to surplus or to fund the retirement of preferred stock. Dividends paid by First Community to shareholders are subject to oversight by the Federal Reserve Board. Federal Reserve Board policy states that bank holding companies generally should pay dividends on common stock only from income available over the past year if prospective earnings retention is consistent with the organization’s expected future needs, asset quality, and financial condition.

Regulatory agencies have the authority to limit or prohibit First Community and First Community Bank from paying dividends if the payments are deemed to constitute an unsafe or unsound practice. The appropriate regulatory authorities have stated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only from current operating earnings. In addition, First Community Bank may not declare or pay a dividend if, after paying the dividend, First Community Bank would be classified as undercapitalized. In the current financial and economic environment, the Federal Reserve Board has discouraged payout ratios that are at maximum allowable levels, unless both asset quality and capital are very strong, and has noted that bank holding companies should carefully review their dividend policy. Bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to their banking subsidiaries.

No assurances can be given that any dividends will be paid by First Community or that dividends, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by the policies and regulations of the Federal Reserve Board, be paid in addition to, or in lieu of, regular cash dividends. Dividends from First Community will depend, in large part, upon receipt of dividends from First Community Bank, and any other banks which First Community acquires, because First Community will have limited sources of income other than dividends from First Community Bank and earnings from the investment of proceeds from the sale of shares of common stock retained by First Community. The First Community board of directors may change its dividend policy at any time, and the payment of dividends by bank holding companies is subject to legal and regulatory limitations as discussed above.

Regulatory Approvals

First Community and Surrey have agreed to use their reasonable best efforts to take promptly all actions and to do promptly all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the merger agreement. However, in no event will First Community be required, or will Surrey and its subsidiaries be permitted (without First Community’s prior written consent), to agree to any condition or restriction that would so materially and adversely impact the economic or business benefits to First Community of the transactions contemplated by the merger agreement that, had such condition or requirement been known, First Community would not, in its reasonable judgment, have entered into the merger agreement (we refer to such condition as a “burdensome condition”).

Federal Reserve Board. The transactions contemplated by the merger agreement require approval by the Federal Reserve pursuant to Section 3 of the BHCA unless the Federal Reserve waives that requirement, and pursuant to Section 18(c)(2)(B) of the Federal Deposit Insurance Act (which we refer to as the “Bank Merger Act”).

The Federal Reserve takes into consideration a number of factors when acting on applications filed under Section 3 of the BHCA and the Bank Merger Act. These factors include the effect of the merger on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined organization. The Federal Reserve also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve has the authority to deny an application if it concludes that the combined organization would have inadequate capital. In addition, the Federal Reserve can withhold approval of the merger if, among other things, it determines that the effect of the merger would be to substantially lessen competition in the relevant market. Further, the Federal Reserve must consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977 (which we refer to as the “CRA”) by assessing the involved entities’ records of meeting the credit needs of the local communities in which they operate, consistent with the safe and sound operation of such institutions.

In addition, a period of 15 to 30 days must expire following approval by the Federal Reserve before completion of the merger is allowed, within which period the United States Department of Justice and the Federal Trade Commission may file objections to the merger under the federal antitrust laws.

Virginia Department of Financial Institutions. To complete the merger and the bank merger, First Community and First Community Bank are required to submit applications to, and receive approval from, the Virginia State Corporation Commission Bureau of Financial Institutions (which we refer to as the “VBFI”). The VBFI will review the application to determine whether the merger and the bank merger complies with Virginia law. The criteria considered by the VBFI are similar to those considered by the Federal Reserve Board.

North Carolina Office of the Commissioner of Banks. To complete the merger and the bank merger, First Community and First Community Bank are required to submit applications to, and receive approval from, the North Carolina Office of the Commissioner of Banks (which we refer to as the “NCCOB”). The NCCOB will review the application to determine whether the merger and the bank merger complies with North Carolina law. The criteria considered by the NCCOB are similar to those considered by the Federal Reserve.

First Community has filed an application with the Federal Reserve for approval under the Bank Merger Act and filed a request for a waiver of the prior approval requirement under Section 3 of the BHCA using procedures outlined in applicable regulations. Applications were also filed by First Community with the VBFI and NCOCB. Based on information available as of the date hereof, First Community and Surrey believe that the merger does not raise significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither First Community nor Surrey can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, First Community’s ability to obtain the approvals on satisfactory terms, or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, or business of the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger.

Neither First Community nor Surrey is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Dissenters’ Appraisal Rights for Surrey Shareholders

Surrey shareholders will have the right to assert appraisal rights with respect to the merger and demand in writing to be paid the fair value of their shares of Surrey common stock or Surrey Class A common stock under applicable provisions of North Carolina law following consummation of the merger by First Community as the surviving company following the merger. In order to exercise and perfect appraisal rights, you must generally give written notice of your intent to demand payment for your shares to Surrey before the vote is taken on the merger at the Surrey special meeting and you must not vote in favor of the merger. A copy of the applicable provisions of the North Carolina Business Corporation Act (which we refer to as the “NCBCA”) is included in this proxy statement/prospectus as Appendix C.

The following is only a summary of the rights of a dissenting Surrey shareholder, is not a complete statement of law pertaining to appraisal rights under the NCBCA, and is qualified in its entirety by reference to the full text of the provisions of the NCBCA pertaining to appraisal rights, a copy of which is attached as Appendix C hereto and incorporated into this discussion by reference. If you intend to exercise your right to dissent, you should carefully review the following summary and comply with all requirements of the NCBCA. You should also consult with your attorney.

The NCBCA provides in detail the procedure you must follow if you wish to exercise your appraisal rights. In summary, to exercise appraisal rights, you must satisfy the following conditions:

●	You must be entitled to vote on the merger.

●

You must deliver to Surrey before the vote on the merger agreement is taken at the special meeting of Surrey shareholders written notice of your intent to demand payment for your shares if the merger is completed.

●	You must not vote your shares in favor of the merger agreement at the Surrey special meeting.

In other words, you do not have to vote against the merger agreement, or even vote at all, in order to exercise appraisal rights, but you may not vote in favor of the merger agreement, and in all cases you must give the required written notice. If you fail to satisfy these requirements, you will not be entitled to exercise appraisal rights or to receive payment for your shares under the provisions of the NCBCA pertaining to appraisal rights. Even if you vote against the merger agreement (either in person or by proxy), you still have to send the required notice of intent in order to exercise appraisal rights. You should remember that, as described in the sections entitled, “Information About the Surrey Special Meeting - How to Vote” beginning on page 29, if you return a signed proxy card but fail to provide instructions as to the manner in which your shares are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert appraisal rights. If you do not return a proxy card or otherwise vote at all at the Surrey special meeting, as applicable, you will not be treated as waiving your appraisal rights as long as you have given the required notice of intent as described above.

If you are a Surrey shareholder and you intend to assert your appraisal rights, your notice of intent should be mailed or delivered to Surrey’s corporate secretary at Surrey’s corporate office located at 145 N Renfro Street, Mount Airy, North Carolina, 27030, or it may be hand delivered to Surrey’s corporate secretary at the Surrey special meeting (before the voting on the merger agreement begins).

If you deliver a timely notice of intent, do not vote in favor of the merger agreement and the merger agreement is approved by Surrey shareholders at the Surrey special meeting (or any adjournment of the Surrey special meeting), then, within ten days following the effective date of the merger, First Community, as the surviving company, will send you a written notice called an appraisal notice to your address shown in Surrey’s current record of shareholders, as long as you have satisfied the requirements to exercise appraisal rights. The appraisal notice will include another copy of the provisions of the NCBCA, pertaining to appraisal rights and will:

●

include a form you can use for demanding payment that will (i) specify the first date of any announcement to Surrey shareholders of the terms of the merger, (ii) require you to certify whether you acquired beneficial ownership of your shares of Surrey common stock or Surrey Class A common stock before that date, and (iii) require you to certify that you did not vote for or consent to the merger;

●	state where Surrey share certificates for certificated shares must be deposited and the date by which those certificates must be deposited;

●

specify where the form described above must be sent and the date by which First Community must receive the form (which may not be fewer than 40 nor more than 60 days after the date of mailing of the appraisal notice), and state that you will have waived the right to demand appraisal with respect to your shares unless the form is received by First Community by such date;

●	state First Community’s estimate of the fair value of the shares;

●

state that, if requested in writing, First Community will provide, to the shareholder, within 10 days after the date by which First Community must receive the form, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

●	state the date by which the notice to withdraw must be received, which date must be within 20 days after the date by which First Community must receive the form.

After receipt of the appraisal notice, you must deliver to First Community a written payment demand and, in the case of certificated shares, deposit your Surrey share certificates with First Community by the date set forth in and in accordance with the terms and conditions of the appraisal notice, and certify whether you acquired beneficial ownership of your shares of Surrey common stock and/or Surrey Class A common stock before the announcement date. Otherwise, you will not be entitled to payment for your shares. Additionally, if you were not the beneficial owner of your shares of Surrey common stock and/or Surrey Class A common stock on the announcement date as set forth in the appraisal notice, First Community may elect to withhold payment. If you deliver a payment demand, certify your beneficial ownership and, and in the case of certificated shares, deposit your share certificates, as required by the appraisal notice, you will lose all rights as a Surrey shareholder to receive the merger consideration, unless you withdraw your payment demand by the date specified in the appraisal notice.

Within 30 days after the form is due, First Community will pay you (provided that you have satisfied all requirements to exercise appraisal rights) the amount First Community estimates to be the fair value of your shares, plus interest accrued to the date of payment. First Community’s payment will be accompanied by:

●

the annual financial statements of Surrey, which shall be as of a date ending not more than 16 months before the date of payment, or, if such annual financial statements are not available, First Community shall provide reasonably equivalent information;

●	the latest available quarterly financial statements of Surrey;

●	a statement of First Community’s estimate of the fair value of the shares, which estimate must equal or exceed First Community’s estimate given in the appraisal notice; and

●

a statement of your right to demand further payment if you are not satisfied with the payment and that failure to demand further payment within a specified time will be deemed acceptance of First Community’s estimate as full payment.

If you believe that the amount paid by First Community, or the amount of First Community’s payment offer, as described above is less than the fair value of your shares of Surrey common stock or Surrey Class A common stock or that the interest due is incorrectly calculated, then you may notify First Community in writing of your own estimate of the fair value of your shares of Surrey common stock or Surrey Class A common stock and may demand payment of your estimate plus interest. A shareholder offered payment who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest. If you fail to take any such action within the 30 days after First Community makes or offers payment for your shares, you will be deemed to have waived your rights to demand payment and shall be entitled only to the payment of fair value as calculated by First Community.

If you have taken all required actions and your demand for payment remains unsettled, First Community may file a lawsuit within 60 days after receiving the payment demand and petition the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. If First Community does not begin the action within the 60-day period, it will pay each shareholder who asserts appraisal rights whose demand remains unsettled the amount demanded. In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. In addition, First Community will make all shareholders who assert appraisal rights whose demands remain unsettled parties to the proceeding. Each shareholder who asserts appraisal rights made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his, her or its shares, plus interest, to exceed the amount paid by First Community, or for the value, plus accrued interest, of his, her or its after-acquired shares for which First Community elected to withhold payment.

The court will determine the cost of any court proceeding, including reasonable compensation and reimbursement of expenses for appraisers appointed by the court. Those costs will be assessed against First Community unless the court determines that some or all of the shareholders who assert appraisal rights acted arbitrarily, vexatiously or not in good faith in demanding payment, in which event the court may assess costs against those shareholders. The court may assess the fees and expenses of experts and counsel against First Community if it finds that it did not substantially comply with the requirements of the statutes, or against any party who acted arbitrarily, vexatiously or not in good faith in asserting or defending against appraisal rights. If the court finds that the services of counsel for any shareholder who asserts appraisal rights were of substantial benefit to other shareholders similarly situated, the court may award counsel fees, to be paid out of the amounts awarded the shareholders who asserted appraisal rights who were benefited. If a shareholder who asserts appraisal rights must bring an action against First Community to require it to pay the amount First Community estimates to be the fair value of the shares plus interest, and the shareholder is successful, the court will assess costs against First Community.

Board of Directors and Management of First Community Following the Merger

Under the merger agreement, First Community has agreed, prior to the closing date, to appoint two members of the current board of directors of Surrey, selected by First Community in consultation with Surrey (which we refer to as the “Surrey Designees”), to the board of directors of First Community Bank. First Community has selected Edward C. Ashby, III, and Robert H. Moody, as the Surrey Designees. The directors of First Community holding office immediately prior to the effective time, will continue to serve as the directors of the surviving corporation from and after the effective time of the merger and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

The executive officers of First Community immediately prior to the effective time of the merger will be the executive officers of the surviving corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Information regarding the executive officers and directors of First Community is contained in documents filed by First Community with the SEC and attached as appendices to this proxy statement/prospectus, including First Community’s Annual Report on Form 10-K for the year ended December 31, 2022 attached hereto as Appendix D and its definitive proxy statement on Schedule 14A for its 2022 annual meeting, filed with the SEC on March 16, 2022 and attached hereto as Appendix E. See the section entitled “Where You Can Find More Information” beginning on page 93

Information regarding the directors of Surrey is included in this proxy statement/prospectus under the section entitled “Security Ownership of Certain Beneficial Owners and Management of Surrey” beginning on page 80.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about First Community and Surrey contained in this proxy statement/prospectus or in the public reports of First Community filed with the SEC and attached as appendices to this proxy statement/prospectus may supplement, update or modify the factual disclosures about First Community and Surrey contained in the merger agreement. The merger agreement contains representations and warranties by First Community, on the one hand, and by Surrey, on the other hand. The representations, warranties and covenants made in the merger agreement by First Community and Surrey were qualified and subject to important limitations agreed to by First Community and Surrey in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that First Community and Surrey each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since November 17, 2022.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of First Community or Surrey or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or in the documents attached as appendices to this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 93.

Terms of the Merger

Effect of the Merger

Each of the First Community board of directors and the Surrey board of directors has unanimously adopted the merger agreement and approved the merger. Pursuant to the merger agreement, Surrey will merge with and into First Community with First Community surviving the merger as the surviving corporation. We sometimes refer to First Community following the merger as the “surviving corporation.” As a result of the merger, there will no longer be any publicly held shares of Surrey common stock or Surrey Class A common stock. Surrey shareholders will participate in the surviving corporation’s future earnings and potential growth only through their ownership of First Community common stock. All of the other incidents of direct ownership of Surrey common stock or Surrey Class A common stock, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Surrey, will be extinguished upon completion of the merger but will become analogous rights in First Community. First Community is a Virginia corporation and governed by Virginia law. Surrey is a North Carolina corporation and governed by North Carolina law. Your rights under Virginia law, the First Community articles of incorporation and the First Community bylaws will differ in some respects from your rights under North Carolina law, the Surrey articles of incorporation and the Surrey bylaws. For more detailed information regarding a comparison of your rights as a shareholder of Surrey and First Community, see the section entitled “Comparison of Shareholders’ Rights” beginning on page 83.

From and after the effective time, the surviving corporation will possess all of the properties, rights, privileges, powers and franchises of Surrey and be subject to all debts, liabilities and obligations of Surrey.

Closing and Effective Time

On the closing date, the surviving corporation will effect the merger by filing articles of merger with the State Corporation Commission of the Commonwealth of Virginia and the North Carolina Secretary of State. The merger will become effective as of the date and time of filing the articles of merger or, if mutually agreed upon by the parties, at a later time specified in such articles of merger (which we refer to as the “effective time”).

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See the section entitled “-Conditions to Completion of the Merger” beginning on page 70. It currently is anticipated that the completion of the merger will occur in the second quarter of 2023, subject to the receipt of regulatory approvals and other customary closing conditions, but neither Surrey nor First Community can guarantee when or if the merger will be completed.

Merger Consideration

Under the terms of the merger agreement, each share of Surrey common stock and Surrey Class A common stock issued and outstanding immediately prior to the completion of the merger (other than (1) dissenting shares as described below and (2) shares of Surrey common stock and shares of Surrey Class A common stock owned directly or indirectly by Surrey, First Community or their wholly-owned subsidiaries (other than shares of Surrey common stock or Surrey Class A common stock held in a fiduciary capacity or in connection with debts previously contracted) (together, the “excluded shares”)) will be converted into the right to receive 0.7159 shares of First Community common stock (which we refer to as the “exchange ratio”).

If the shares of common stock of either First Community or Surrey are increased, decreased or changed into or exchanged for a different number or kind of shares or securities before the merger is completed as a result of a stock dividend, stock repurchase, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar change in capitalization, or if there is any extraordinary dividend or distribution paid, then the merger consideration will be proportionately adjusted to give holders of Surrey common stock and Surrey Class A common stock the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares

First Community will not issue any fractional shares of First Community common stock in the merger. Instead, a Surrey shareholder who otherwise would have received a fraction of a share of First Community common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fraction of a share of First Community common stock to which the holder would otherwise be entitled by the First Community average closing price.

Treatment of Surrey Restricted Stock Awards

At the effective time of the merger, referred to as the “effective time,” each restricted stock award held by any employee or service provider of Surrey and its subsidiaries under Surrey’s 2017 Long-Term Stock Incentive Plan (which we refer to as the “restricted stock plan”) that is unvested and subject to restrictions (which we refer to as an “unvested Surrey restricted stock award”) shall fully vest in accordance with the terms of the restricted stock plan and the applicable award agreement and shall be canceled and converted automatically into the right to receive the merger consideration payable pursuant to merger agreement on the shares of Surrey common stock underlying the unvested Surrey restricted stock award, treating the shares of Surrey common stock subject to such unvested Surrey restricted stock award in the same manner as all other shares of Surrey common stock for such purposes.

Conversion of Shares; Exchange of Certificates; Book-Entry Shares

The conversion of Surrey common stock and Surrey Class A common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of Surrey common stock and Surrey Class A common stock or book-entry shares for the merger consideration, with any cash in lieu of fractional shares, and any unpaid dividends and distributions on the First Community common stock deliverable in respect of each share of Surrey common stock and Surrey Class A common stock to be exchanged pursuant to the terms of the merger agreement.

As soon as reasonably practicable after the effective time, the exchange agent will mail appropriate transmittal materials and instructions to those persons who were holders of record of Surrey common stock or Surrey Class A common stock. These materials will contain instructions on how to surrender shares of Surrey common stock and Surrey Class A common stock in exchange for the merger consideration, with any cash in lieu of fractional shares, and any unpaid dividends and distributions on the First Community common stock deliverable in respect of each share of Surrey common stock that the holder is entitled to exchange under the merger agreement.

If a certificate for Surrey common stock or Surrey Class A common stock has been lost, stolen, mutilated or destroyed, the exchange agent will issue the merger consideration, with any cash in lieu of fractional shares, and any unpaid dividends and distributions on the First Community common stock deliverable in respect of each share of Surrey common stock or Surrey Class A common stock upon receipt of (1) an affidavit of that fact by the claimant and (2) such bond as the exchange agent may direct as indemnity against any claim that may be made against it with respect to such lost, stolen, mutilated or destroyed certificate.

After the effective time of the merger, there will be no further transfers on the stock transfer books of Surrey.

Withholding

First Community and the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable to any Surrey shareholder such amounts as First Community or the exchange agent, as applicable, is required to deduct and withhold under any applicable federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the merger agreement as having been paid to the Surrey shareholders from whom they were withheld.

Dividends and Distributions

Whenever a dividend or other distribution is declared by First Community on First Community common stock, for which the record date is after the effective time of the merger, the declaration will include dividends or other distributions on all shares of First Community common stock issuable under the merger agreement, but such dividends or other distributions will not be paid to the holder thereof until such holder has duly surrendered or transferred his, her or its Surrey stock certificates or book-entry shares.

Organizational Documents of the Surviving Corporation

The articles of incorporation and bylaws of First Community that are in effect immediately prior to the effective time will be the articles of incorporation and bylaws of the surviving corporation.

Board of Directors

Prior to the closing date, First Community Bank will appoint the Surrey Designees to the board of directors of First Community Bank. The directors of First Community holding office immediately prior to the effective time will continue to serve as the directors of the surviving corporation from and after the effective time. The directors of First Community Bank holding office immediately prior to the effective time, including the Surrey Designees, will continue to serve as directors of the surviving corporation from and after the effective time.

Representations and Warranties

The merger agreement contains customary representations and warranties of First Community and Surrey relating to their respective businesses. The representations and warranties in the merger agreement will not survive the effective time of the merger.

The representations and warranties made by Surrey to First Community relate to a number of matters, including the following:

●	corporate matters, including due organization, qualification and the organizational structure;

●	capitalization;

●

authority relative to execution and delivery of the merger agreement and the absence of conflicts with, violations of, or a default under organizational documents or other obligations as a result of the merger;

●	governmental filings and consents necessary to complete the merger;

●	the timely filing of regulatory reports;

●	financial statements;

●	undisclosed liabilities;

●	the absence of any event or action that would, or would reasonably be expected to, constitute a material adverse effect since December 31, 2021;

●	litigation matters;

●	the absence of regulatory actions;

●	compliance with applicable laws;

●	tax matters;

●	certain material contracts;

●	intellectual property and IT systems;

●	labor matters;

●	employee benefit plans;

●	real and personal property;

●	receipt of a fairness opinion regarding the merger consideration;

●	brokers or financial advisor fees;

●	environmental matters;

●	loan portfolio matters;

●	anti-takeover provisions;

●	interests of certain persons in Surrey’s business;

●	insurance;

●	investment securities and derivatives;

●	indemnification;

●	corporate documents and records;

●	Community Reinvestment Act and regulatory compliance matters;

●	internal controls;

●	tax treatment of the mergers; and

●	related party transactions.

Certain representations and warranties of First Community and Surrey are qualified as to “materiality” or “material adverse effect.”

For purposes of the merger agreement, a “material adverse effect” when used in reference to Surrey or First Community, means an effect, circumstance, occurrence or change that, individually or in the aggregate, (1) is material and adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole, or (2) materially prevents, impairs or threatens the ability of such party to perform its obligations under the merger agreement or timely consummate the transactions contemplated by the merger agreement; however in the case of clause (1) of this sentence only, a material adverse effect will not be deemed to include any effect, circumstance, occurrence or change resulting from:

●

changes, after November 17, 2022, in laws, rules or regulations, GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, except to the extent that the effects of such changes are materially disproportionately adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, as compared to comparable U.S. banking organizations;

●

changes, after November 17, 2022, in economic conditions affecting financial institutions generally, including changes in the general level of market interest rates, except to the extent that the effects of such changes are materially disproportionately adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, as compared to comparable U.S. banking organizations;

●	actions and omissions of First Community or Surrey required under the merger agreement including expenses incurred by the parties in consummating the transactions contemplated by the merger agreement;

●

worsening of national or international political or social conditions, including the engagement by the United States in hostilities or the occurrence of any military or terrorist attack upon or within the United States, except to the extent that the effects of such changes are materially disproportionately adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, as compared to comparable U.S. banking organizations;

●

natural disaster or other force majeure event, except to the extent that the effects of such changes are materially disproportionately adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, as compared to comparable U.S. banking organizations; or

●

the facts and circumstances giving rise or contributing to failure to meet internal or other estimates, predictions, projections or forecasts of financial performance, except to the extent such facts or circumstances are themselves excepted from the definition of material adverse effect.

Conduct of Business Pending the Completion of the Merger

Surrey has agreed that, until the effective time of the merger and unless permitted by First Community, or to the extent required by laws or regulation of any governmental entity, or as expressly contemplated or permitted by the merger agreement or as required by law, it will not and will not permit any of its subsidiaries to:

General Business

●	conduct its business other than in the ordinary course consistent with past practice;

●

fail to use its reasonable best efforts to maintain and preserve intact its business organization, properties, leases, loans, deposit accounts, employees and advantageous business relationships and retain the services of its key employees;

●

take any action that would adversely affect or materially delay the ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

Indebtedness

●

incur, modify, extend or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person, other than deposits in the ordinary course of business consistent with past practice;

●	prepay any indebtedness or other similar arrangements to cause Surrey to incur any prepayment penalty;

●	purchase any brokered certificates of deposit;

Capital Stock

●	adjust, split, combine or reclassify its capital stock;

●	make, declare or pay any dividends or make any other distribution on its capital stock;

●	grant any person any right to acquire any shares of its capital stock or make any grant or award under the Surrey restricted stock plan;

●	issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock;

●	redeem or otherwise acquire any shares of its capital stock other than a security interest or because of the enforcement of a security interest and other than provided in the merger agreement;

Dispositions

●

other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (which we refer to as “OREO”) if the loan associated with the OREO is $100,000 or more or the proposed sale, transfer or disposal would result in a discount of the loan associated with the OREO of 25% or more), sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any person other than to its subsidiary, or cancel, release or assign any indebtedness to any such person or claims to any such person;

Investments

●	make any equity investment, either by purchase of securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new subsidiary;

Contracts

●	renew, amend or terminate any material contract, make any change in its material contracts or enter into any contract that would constitute a material contract under the merger agreement;

Loans

●

except for loans or commitments for loans that have previously been approved by Surrey prior to November 17, 2022, make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any loans, or make any commitment in respect of any of the foregoing, except with respect to any secured loan or commitment (in either case that does not involve a guaranty from a governmental entity, including, but not limited to the USDA or SBA) wherein the total credit exposure is less than $2,000,000 or any unsecured loan or commitment (in either case that does not involve a guaranty from a governmental entity, including, but not limited to the USDA or SBA) wherein the total credit exposure is less than $350,000 which is made in conformity with existing lending practices to a borrower, and with collateral located within Surrey’s primary geographic service area;

●

make any new loan, or commit to make any new loan, to any director or executive officer of Surrey, Surrey Bank & Trust or related entity, or, amend, renew or increase any existing loan, or commit to do so, with any director or executive officer of Surrey, Surrey Bank & Trust or related entity, in either case, without first consulting with First Community, where such loan, commitment, modification or renewal would require prior approval by the Surrey’s Board of Directors pursuant to the policies of the Surrey or Surrey Bank & Trust or applicable law;

Benefit Plans

●

except as required by any Surrey benefit plan in effect on November 17, 2022, (1) increase the compensation or benefits payable to any employee or director, (2) pay, or commit to pay, any bonus, change in control, retention, pension, retirement allowance or contribution, except for payment of annual cash bonuses in respect of the fiscal year in effect as of November 17, 2022 in the ordinary course of business consistent with past practice, or (3) fund any rabbi trust or similar arrangement;

●

except as required by any Surrey benefit plan in effect on November 17, 2022, become a party to, renew or amend any employee benefit, compensation plan, employment severance, or change in control agreement, except for amendments that are required by law;

●

except as required by any Surrey benefit plan in effect on November 17, 2022, amend, modify or revise the terms of any outstanding Surrey stock option or stock-based compensation or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any Surrey stock-based compensation; or make any contributions to any defined contribution plan or Surrey benefit plan that are not made in the ordinary course of business consistent with past practice;

●

except as required by any Surrey benefit plan in effect on November 17, 2022, elect to any office with the title of vice president or higher any person who does not hold such office as of November 17, 2022 or nominate to the Surrey board of directors any person who is not a member as of November 17, 2022;

●	except as required by any Surrey benefit plan in effect on November 17, 2022, hire or terminate any employee with an annualized salary that exceeds $50,000, other than terminations for “cause”;

Litigation and Settlement

●

commence any action or proceeding other than to enforce any obligation owed to Surrey and in accordance with past practice, or settle any claim, action or proceeding against it involving payment of money damages in excess of $50,000 that would not impose any material restrictions on Surrey’s operations;

Governing Documents

●	amend the governing documents of Surrey or its subsidiaries;

Deposits

●	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business consistent with past practice;

Debt Security

●	purchase any debt security, including mortgage-backed and mortgage- related securities, other than U.S. government and U.S. government agency securities with final maturities of less than two years;

Capital Expenditures

●

make any capital expenditures in excess of $50,000 other than existing binding commitments as of November 17, 2022 and ordinary course immaterial expenditures reasonably necessary to maintain existing assets in good repair;

Branches

●	establish or commit to establish any new branch office or file any application to relocate or terminate any banking office;

Futures and Similar Financial Actions

●

enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes to market rates of interest;

Policies

●

make any changes in policies in any material respect in existence on November 17, 2022 with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, loans; its hedging practices and policies; or other material banking policies, in each case except as may be required by changes in applicable law or regulations, GAAP, or at the direction of a governmental entity;

Communications

●

except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger: (1) issue any communication of a general nature to employees without prior consultation with First Community and, to the extent related to employment, benefit or compensation information addressed in the merger agreement or related to the transactions contemplated by the merger agreements, without the prior consent of First Community; or (2) issue any communication of a general nature to customers without the prior approval of First Community;

Environmental Assessments

●

except with respect to foreclosures in process as of November 17, 2022, foreclose upon or take a deed or title to any commercial real estate (1) without providing prior notice to First Community, if requested by First Community, and conducting a Phase I environmental assessment of the property, or (2) if the Phase I environmental assessment reflects the presence of any hazardous material or underground storage tank;

Taxes

●

make, change or rescind any material tax election concerning Surrey’s taxes or tax returns, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended tax return, settle any material tax claim or assessment or surrender any right to claim a tax refund;

Accounting

●	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

New Lines of Business

●	enter into any new lines of business;

Mortgage Loan Servicing

●	purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

Merger or Liquidation

●	merge or consolidate Surrey Bank & Trust or any subsidiary with any other person or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its subsidiaries;

Tax-Free Reorganization

●	knowingly take action that would prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

Other Agreements

●

take any action that is intended or would reasonably be likely to result in any of Surrey’s representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the closing conditions not being satisfied or in a violation of any provision of the merger agreement; or

●

agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the section in the merger agreement governing Surrey’s conduct of business until the completion of the merger.

First Community has agreed that, until the effective time of the merger and unless permitted by Surrey, or to the extent required by laws or regulations of any governmental entity, or as expressly contemplated or permitted by the merger agreement or as required by law, it will not and will not permit any of its subsidiaries to:

●	conduct its business other than in the ordinary course consistent with past practice;

●

fail to use its reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its key employees;

●

take any action that would adversely affect or materially delay the ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement, including causing any other application to a bank governmental entity for approval of a merger to be submitted for filing before the application related to the merger is filed with such bank governmental entity;

●

take any action that is intended or expected to result in any of First Community’s representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the closing conditions not being satisfied or in a violation of any provision of the merger agreement;

●	knowingly take any action that would prevent or impede the merger from qualifying as reorganization under the Code;

●

amend or repeal its articles of incorporation or bylaws in a manner that would adversely affect Surrey or any Surrey shareholder relative to other holders of First Community common stock or the transactions contemplated by the merger agreement; or

●

agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the section in the merger agreement governing First Community’s conduct of business until the completion of the merger.

Regulatory Matters

First Community and Surrey will use their reasonable best efforts to take promptly all actions and to do promptly all things necessary, proper or advisable, under applicable laws and regulations, to consummate and make effective the transactions contemplated by the merger agreement. First Community and Surrey have filed all necessary applications, notices and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions. However, in no event will First Community be required, or will Surrey and its subsidiaries be permitted (without First Community’s prior written consent), to agree to any condition or restriction that would so materially and adversely impact the economic or business benefits to First Community of the transactions contemplated by the merger agreement that, had such condition or requirement been known, First Community would not, in its reasonable judgment, have entered into the merger agreement (we refer to such condition as a “burdensome condition”). First Community and Surrey have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application in connection with the transactions contemplated by the merger agreement.

Employee Benefits Matters

At the sole discretion of First Community, First Community may maintain Surrey’s health and welfare plans for employees of Surrey and its subsidiaries immediately before the effective time and whose employment is not terminated before the effective time (which we refer to as “Surrey continuing employees”) through the end of the calendar year in which the effective time occurs.

Notwithstanding the foregoing, if First Community determines to terminate one or more of Surrey’s health and/or other welfare plans, then, at the request of First Community, made at least 30 days before the effective time, Surrey or its subsidiaries shall adopt resolutions, to the extent required, providing that Surrey’s applicable health and welfare plans will be terminated effective immediately before the effective time (or such later date as requested by First Community in writing or as may be required to comply with any applicable advance notice or other requirements contained in such plans or provided for by law) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date to the extent not prohibited by the terms of the arrangements or applicable law.

No coverage of any of the Surrey continuing employees or their dependents shall terminate under any of Surrey’s health and welfare plans before the time the Surrey continuing employees or their dependents, as applicable, become eligible to participate in the health and welfare plans, programs and benefits common to similarly-situated employees of First Community and its subsidiaries and their dependents and, consequently, no Surrey continuing employee shall experience a gap in coverage.

Subject to the terms of the merger agreement, Surrey continuing employees shall, if applicable, be subject to the employment terms, conditions and rules applicable to other similarly situated employees of First Community. First Community shall use commercially reasonable efforts to ensure that Surrey continuing employees who become covered under health and welfare plans, programs and benefits of First Community or any of its subsidiaries shall (i) receive credit for any co-payments and deductibles paid under Surrey’s health and welfare plans for the plan year in which coverage commences under First Community’s health and welfare plans and (ii) shall not be subject to any pre-existing conditions under any such plans or arrangements, in each case, to the same extent as applied under Surrey’s health and welfare plans immediately prior to the effective time. Surrey employees who are not Surrey continuing employees and their qualified beneficiaries will have the right to continued coverage under group health plans of First Community only in accordance with COBRA.

The merger agreement provides that all Surrey and Surrey Bank & Trust employees whose employment is eliminated as a result of the bank merger, except for employees with individual agreements that provide for payment of severance under certain circumstances (which we refer to as “affected Surrey employees”) will be eligible to participate in First Community Bank’s severance policy (which we refer to as the “First Community Bank severance policy”). The First Community Bank severance policy applies to all full-time and part-time employees.

The standard severance benefit for each affected Surrey employee is two weeks of base pay and payment of all accrued but unused vacation. An additional tier of enhanced severance benefits may be available to affected Surrey employees who timely sign (and do not revoke) a severance agreement and waiver, which will describe in detail the benefits to be provided and will also include a release of all claims that might exist. Affected Surrey employees who timely sign (and do not revoke) a severance agreement and waiver may receive two forms of additional benefits. First, the eligible affected Surrey employee will receive an additional severance payment that is based upon length of service with Surrey. Part-time employees will receive severance pay on a pro-rated scale in accordance with their regularly scheduled hours.

Length of Service	Severance Period
Five years or less	2 weeks
Six to nineteen years	1 week per year
Twenty or more years	24 weeks

All severance payments will be subject to all required federal and state payroll taxes and will be paid over the duration of the severance period unless the affected Surrey employee requests to receive a lump sum. Second, if the affected employee is a participant in the group health and dental insurance plans, the enhanced severance benefit also includes an extension of existing health insurance (provided the affected employee agrees to withholding of the employee portion of the insurance premium from the severance pay), for the applicable severance period or partial payment of the premium associated with the continuation of such coverage under COBRA, all subject to certain additional terms and conditions set forth in the First Community severance policy.

First Community and Surrey may jointly elect, in amounts mutually satisfactory to First Community and Surrey, to enter into retention bonus agreements with key employees of Surrey, with an aggregate bonus pool of up to $200,000.00. No retention bonus payment will be made that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

First Community will credit continuing Surrey’s employees for their service with Surrey under First Community’s benefit plans for purposes of eligibility and vesting (but not benefit accrual) to the same extent such service was credited under Surrey’s benefit plans, except that First Community will not credit continuing Surrey employees for service (1) to the extent it would result in a duplication of benefits under First Community benefit plans, (2) to the extent accrued but unused vacation is paid to Surrey’s employees at the effective time, (3) if similarly situated employees of First Community do not receive service credit under First Community benefit plans, or (4) with respect to any First Community benefit plan which is grandfathered or frozen.

With respect to First Community’s health and welfare plans, First Community will use commercially reasonable efforts to ensure that continuing Surrey employees who become covered under First Community’s health and welfare plans will (1) receive credit for co-payments and deductibles paid under Surrey’s health and welfare plans for the plan year in which such continuing Surrey employee commences participating in First Community’s health and welfare plans and (2) not be subject to any pre-existing conditions under First Community’s health and welfare plans, in each case, to the same extent as applied under Surrey’s health and welfare plans immediately prior to the effective time.

If requested by First Community at least 60 days in advance of the effective time, the Surrey Bank & Trust 401(k) Contributory Savings Plan will terminate immediately prior to the effective time.

Dividends

First Community and Surrey shall coordinate with each other regarding the declaration, setting of record dates, and payment dates of dividends with respect to shares of Surrey common stock, Surrey Class A common stock and First Community common stock.

Loan Program Credentialing

First Community and Surrey have agreed to cooperate with one another and exercise reasonable best efforts to qualify First Community Bank with the SBA, USDA and any other lending program of a governmental entity in which Surrey Bank & Trust participates as of November 17, 2022 so that First Community Bank may participate in any such programs after the effective time.

Director and Officer Indemnification and Insurance

The merger agreement provides that from and after the completion of the merger, First Community will indemnify and hold harmless all current and former directors and officers of Surrey or any of its subsidiaries against all liabilities arising out of the fact that such person is or was a director or officer of Surrey or any of its subsidiaries if the claim is based in or arises out of any matter of fact existing or occurring at or before the effective time of the merger (including the merger and the other transactions contemplated by the merger agreement), regardless of whether such claims are asserted before or after the effective time, to the fullest extent such person would have been indemnified under Surrey’s articles of incorporation and bylaws as in effect on November 17, 2022 and as permitted by applicable law.

The merger agreement requires First Community to maintain for a period of six years following the effective time of the merger Surrey’s currently existing directors and officers liability insurance policy, or policies of at least the same coverage and amounts and containing terms and conditions that are no less favorable in any material respect to the insured persons than the existing policy, with respect to claims arising from facts or events that occurred prior to the completion of the merger, and covering such individuals who are currently covered by such insurance. However, First Community is not required to spend in the aggregate an amount more than 200% of the annual premium payment on Surrey’s current directors’ and officers’ liability insurance policy (which we refer to as the “premium cap”). If First Community is unable to maintain a policy as described for less than that amount, First Community will obtain as much comparable insurance as is available for that amount. In lieu of such a policy, after consultation with First Community, Surrey may (1) substitute a six-year “tail” prepaid policy with terms no less favorable in any material respect to the indemnified parties than Surrey’s existing policy as of November 17, 2022 or (2) obtain extended coverage for the six-year period under Surrey’s existing insurance programs, in either case, to the extent that such policy coverage may be obtained for an aggregate amount of not more than the premium cap. If First Community (or any of its successors or assigns) merges with another person and is not the continuing entity, or if First Community transfers or conveys all or substantially all of its properties or assets to another person, then First Community will ensure that its successors and assigns assume First Community’s indemnification and insurance obligations.

Surrey Shareholder Meeting and Recommendation of the Surrey Board of Directors

Surrey has agreed to hold a special meeting of its shareholders for the purpose of voting upon approval of the merger agreement as promptly as practicable. Among other things, Surrey will (1) through its board of directors, recommend that its common shareholders and Class A common shareholders approve the merger agreement and (2) use its reasonable best efforts to obtain from its shareholders the requisite shareholder approval of the merger agreement.

Notwithstanding the foregoing, before the Surrey shareholder approval is obtained, the Surrey board of directors may withdraw or modify or change in a manner adverse to First Community its recommendation (which we refer to as a “change in company recommendation”) if: (1) the Surrey board of directors concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under applicable law; (2) Surrey has complied in all material respects with its non-solicitation obligations described below; and (3) Surrey has provided First Community at least three business days’ prior written notice of the intention of the Surrey board of directors to take such action. In addition, the Surrey board of directors may make a change in company recommendation relating to an acquisition proposal only if (1) during the three business day period following Surrey’s delivery of written notice to First Community, Surrey has considered any adjustments or modifications to the merger agreement proposed by First Community and engaged in good faith discussions with First Community regarding such adjustments or modifications, and (2) at the end of such period, the Surrey board of directors nevertheless determines in good faith (after consultation with its outside legal counsel, and taking into account any proposals, amendments or modifications made or agreed to by First Community) that the acquisition proposal continues to constitute a superior proposal. In the event there is an amendment to any material term of the acquisition proposal, Surrey is also required to notify First Community of the amendment and to consider any proposed adjustments or modifications to the merger agreement proposed by First Community, but the notification and proposal period described in the preceding sentence will be two business days instead of three business days.

Agreement Not to Solicit Other Offers

From November 17, 2022 until the effective time of the merger, Surrey will not, and will not authorize or permit any of its subsidiaries or any of its subsidiaries’ officers, directors, employees, and any investment banker, financial advisor, attorney, accountant or other representative, directly or indirectly: (1) solicit, initiate, induce or knowingly encourage, or knowingly take any action to facilitate, any inquiries, offers, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to, an acquisition proposal by a third party; (2) furnish any confidential or non-public information regarding Surrey, or afford access to any such information or data, to any person in connection with or in response to an acquisition proposal by a third party or an inquiry or indication of interest that could reasonably be expected to lead to such an acquisition proposal; (3) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person other than First Community, regarding an acquisition proposal by a third party; (4) approve, endorse or recommend any acquisition proposal by a third party; (5) release any person from, waive any provisions of, or fail to use its reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which Surrey is a party; or (6) enter into or consummate any agreement, agreement in principle, letter of intent, arrangement or understanding contemplating any acquisition proposal by a third party or requiring Surrey to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement.

An “acquisition proposal” is a proposal that could lead to any of the following transactions:

●	any merger, consolidation, share exchange, business combination or other similar transaction involving Surrey or its subsidiaries;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of Surrey in a single transaction or series of transactions;

●	any tender offer or exchange offer for 20% or more of the outstanding shares of Surrey capital stock or the filing of a registration statement under the Securities Act in connection therewith;

●	any transaction that is similar in form, substance or purpose to any of the foregoing transactions; or

●	any public announcement, notice or regulatory filing or a proposal, plan or intention to do any of the foregoing transactions or any agreement to engage in any of the foregoing transactions.

Surrey will be responsible for any violation of the non-solicitation obligations set forth in the merger agreement by its representatives.

However, Surrey and its representatives may, before the Surrey shareholder approval is obtained, engage in discussions and negotiations with, or provide any nonpublic information or data to, a third party in response to an unsolicited bona fide written acquisition proposal by such person if (1) the Surrey board of directors determines in its good faith, after consultation with its outside legal counsel, that the acquisition proposal constitutes or is reasonably likely to lead to a superior proposal, (2) Surrey is not then in breach of its non-solicitation obligations (as described above), (3) the Surrey board of directors determines in its good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to violate the directors’ fiduciary obligations to Surrey shareholders under applicable law, (4) before taking such action Surrey provides written notice to First Community and enters into a confidentiality agreement having provisions that are no more favorable to such person than the confidentiality agreement between First Community and Surrey is to First Community and (5) Surrey substantially concurrently provides to First Community any information furnished to such third party that was not previously provided to First Community. Other than the confidentiality agreement described in the prior sentence, during the term of the merger agreement, Surrey will not, and will cause its subsidiaries and its and their representatives not to on its behalf, enter into any definitive transaction agreement relating to any acquisition proposal.

As used in the merger agreement, a “superior proposal” is an unsolicited, bona fide written offer or proposal made by a third party to consummate an acquisition proposal that: (1) the Surrey board of directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the Surrey shareholders than the transactions contemplated by the merger agreement (taking into account all factors relating to such proposed transaction deemed relevant by the Surrey board of directors and any adjustments to the terms and conditions of such transactions proposed by First Community in response to such acquisition proposal); (2) is for 100% of the outstanding shares of Surrey common stock and Surrey Class A common stock or all or substantially all of the assets of Surrey; and (3) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such acquisition proposal.

If Surrey receives an acquisition proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, Surrey must notify First Community orally within one business day, and within two business days in writing, of the receipt of the acquisition proposal or information request and provide First Community with information about the third party and its proposal or information request. Surrey will keep First Community informed of any developments of any such acquisition proposals orally within one calendar day, and within two days in writing.

Finally, Surrey has agreed to cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties with respect to any acquisition proposal or alternative transaction or similar transaction, and terminate access to all non-public information furnished by or on behalf of Surrey to third parties.

Conditions to Completion of the Merger

First Community’s and Surrey’s respective obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:

●	the approval of the merger agreement by holders of Surrey common stock and holders of Surrey Class A common stock;

●

receipt of all required regulatory approvals, consents or waivers to permit the consummation of the transactions contemplated by the merger agreement, and the expiration or termination of all statutory waiting periods;

●

the absence of any order, decree, injunction or proceeding by any governmental entity of competent jurisdiction prohibiting or enjoining the consummation of the merger or the bank merger, and the absence of any statute, rule or regulation that prohibits or makes illegal the consummation of the merger or the bank merger;

●

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the First Community common stock to be issued upon the consummation of the merger under the Securities Act, and the absence of any proceedings pending or threatened by the SEC to suspend the effectiveness of the registration statement;

●	the authorization of the listing of the First Community common stock to be issued upon the consummation of the merger on NASDAQ, without objection to the listing from NASDAQ;

●	receipt by each of First Community and Surrey of an opinion of its respective legal counsel as to certain tax matters;

●

the accuracy of the representations and warranties of each other party in the merger agreement as of November 17, 2022 and as of the closing date as though made at and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of certificates from the other party to such effect);

●

the performance by the other party in all material respects of all obligations required to be performed by it at or prior to the effective time of the merger under the merger agreement (and the receipt by each party of certificates from the other party to such effect); and

●	the absence of a material adverse effect on the other party.

In addition, First Community’s obligation to complete the merger is subject to the following conditions:

●

none of the requisite governmental approvals will contain a requirement or condition that would so materially and adversely impact the economic or business benefits of the merger or the bank merger to First Community that, had such requirement or condition been known, First Community would not have entered into the merger agreement;

●	Edward C. Ashby, III shall have entered into a consulting agreement with First Community and shall have not taken any action to cancel or terminate such agreement; and

●	First Community Bank shall have been qualified with the SBA, USDA and any other lending program of a governmental entity in which Surrey Bank & Trust participates as of November 17, 2022.

Neither Surrey nor First Community can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither Surrey nor First Community has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

●

Surrey shareholders do not approve the merger agreement at the Surrey special meeting, except that this right to terminate is only available to Surrey if it has materially complied with its obligation to use reasonable best efforts to obtain the Surrey shareholders’ approval;

●

any required regulatory approval has been denied and such denial has become final and non-appealable, or a governmental authority or court has issued a final, unappealable order permanently prohibiting consummation of the transactions contemplated by the merger agreement, unless the failure to obtain the requisite approval was due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements in the merger agreement;

●

the merger has not been consummated by July 31, 2023 (which we refer to as the “outside date”), except that this right to terminate will not be available to the party whose failure to perform or observe the covenants and agreements in the merger agreement is the reason for the failure to complete the merger by the outside date; or

●

there is a breach by the other party of any covenant or agreement contained in the merger agreement, or any representation or warranty of the other party becomes untrue, in each case such that the conditions to closing would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured by the earlier of the outside date or within 30 days after the giving of written notice to such party of such breach, except that this right to terminate will not be available to the party seeking to terminate if it is then in material breach of the merger agreement.

First Community may also terminate the merger agreement if:

●

Surrey breaches in any material respect its obligations not to solicit other acquisition proposals, or its obligation to submit the merger agreement to Surrey shareholders for approval and to use reasonable best efforts to obtain the Surrey shareholders’ approval; or

●

if the Surrey board of directors does not unanimously publicly recommend in this proxy statement/prospectus that Surrey shareholders approve the merger agreement or withdraws or revises its recommendation in a manner adverse to First Community.

Surrey may also terminate the merger agreement if, within the five-day period following the determination date, both of the following conditions are satisfied:

●

the First Community average closing price (which is the average of the closing sales price of First Community common stock reported on NASDAQ over the 30 consecutive trading days ending on the later of (A) the date on which the last regulatory approval necessary is received (disregarding any waiting period) or (B) the date on which the Surrey shareholders approve the merger (which we refer to as the “determination date”)) is less than $27.14; and

●

the ratio, the numerator of which is the First Community average closing price and the denominator which is $31.93 is less than 85% of the index ratio calculated by dividing the average of closing price for the NASDAQ Bank Index for the 30 consecutive trading days ending on the trading date immediately prior to the determination date by $4,269.44.

However, if Surrey chooses to exercise this termination right, First Community has the option, within five days of receipt of notice from Surrey, to increase the exchange ratio or pay an additional cash payment with respect to each share of Surrey common stock and Surrey Class A common stock as part of the merger consideration and prevent termination under this provision.

Termination Fee

Surrey will pay First Community a $4.0 million termination fee if the merger agreement is terminated in the following circumstances:

●

First Community terminates the merger agreement because (1) Surrey breaches its obligations in any material respect regarding the solicitation of other acquisition proposals or submission of the merger agreement to Surrey shareholders or (2) the Surrey board of directors does not unanimously publicly recommend in this proxy statement/prospectus that Surrey shareholders approve the merger agreement or withdraws or revises its recommendation in a manner adverse to First Community; or

●

if (1) the merger agreement is terminated (A) by either party because the Surrey shareholder approval has not been obtained at the Surrey shareholders’ meeting or (B) by either party because the merger has not occurred by the outside date and Surrey shareholder approval has not been obtained or (C) by First Community because of an uncured material breach by Surrey, (2) an acquisition proposal has been publicly announced or communicated and (3) within 12 months of such termination Surrey consummates or enters into an agreement with respect to an acquisition proposal (whether or not it is the same acquisition proposal).

Effect of Termination

If the merger agreement is terminated, it will become void, except that both First Community and Surrey will remain liable for any fraud or willful and material breach of the merger agreement and designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Expenses and Fees

Except as set forth above, each of First Community and Surrey will be responsible for all costs and expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Amendment, Waiver and Extension of the Merger Agreement

Before the effective time of the merger, First Community and Surrey may agree to waive, amend or modify any provision of the merger agreement. However, after the vote by Surrey shareholders, First Community and Surrey can make no amendment or modification that would reduce the amount or alter or change the kind of consideration to be received by Surrey shareholders or that would contravene any provisions of the Virginia Stock Corporation Act and the NCBCA, as amended or applicable state and federal banking laws, rules and regulations.

Surrey Voting Agreements

A total of 1,208,293 shares of Surrey common stock, representing approximately 29.47% of the outstanding shares of Surrey common stock entitled to vote at the Surrey special meeting and 2,370 shares of Surrey Class A common stock, representing 2.72% of the outstanding shares of Surrey Class A common stock entitled to vote at the Surrey special meeting, are subject to the Surrey voting agreements. Pursuant to the Surrey voting agreements, each Surrey director has agreed to, on the terms and subject to the conditions set forth therein, vote the shares of Surrey common stock and Class A common stock as applicable, beneficially owned by him or her in favor of the merger agreement and against any proposal made in competition with the merger, as well as certain other customary restrictions with respect to the voting and transfer of his or her shares of Surrey common stock and Class A common stock.

The foregoing description of the Surrey voting agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Surrey voting agreements, a form of which is included as Exhibit A to the merger agreement attached to this proxy statement/prospectus as Appendix A.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction as described in FASB ASC 805-10-05-01 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (1) identifying the acquiror; (2) determining the acquisition date; (3) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (4) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, First Community (the acquiror) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively after the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

Subject to the limitations, assumptions and qualifications described herein, the following discussion and legal conclusions contained herein constitute and represent the opinion of Bowles Rice LLP, counsel to First Community, as to the anticipated material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of Surrey common stock and of Surrey Class A common stock that exchange their respective shares of Surrey stock for the merger consideration in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of Surrey common stock and Surrey Class A common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, without limitation, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Code; persons who are required to recognize income or gain with respect to the merger no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code; partnerships, S corporations or other pass-through entities (or investors therein); regulated investment companies; real estate investment trusts; controlled foreign corporations or passive foreign investment companies; former citizens or residents of the United States; U.S. expatriates; U.S. holders whose functional currency is not the U.S. dollar; holders who hold shares of Surrey common stock or Surrey Class A common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; holders who acquired Surrey common stock or Surrey Class A common stock through a tax qualified retirement plan or otherwise as compensation; holders who exercise appraisal rights; or holders who actually or constructively own more than 5% of Surrey’s voting stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Surrey common stock or Surrey Class A common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of Surrey common stock or Surrey Class A common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of Surrey common stock or Surrey Class A common stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. All holders of Surrey common stock or Surrey Class A common stock should consult their tax advisors regarding the specific tax consequences to them of the merger in light of their particular facts and circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger will qualify as a “reorganization” under Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of First Community to complete the merger that First Community receive an opinion from Bowles Rice LLP, counsel to First Community, in form reasonably satisfactory to such recipient, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Surrey to complete the merger that Surrey receive an opinion from Brooks, Pierce, McLendon, Humphrey & Leonard, LLP, counsel to Surrey, in form reasonably satisfactory to such recipient, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither First Community nor Surrey currently intends to waive this opinion condition to its obligation to consummate the merger. If either First Community or Surrey waives this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to Surrey shareholders have materially changed, First Community and Surrey will recirculate appropriate soliciting materials to resolicit the votes of Surrey shareholders. These opinions will be based on representation letters provided by First Community and Surrey, and on customary factual assumptions, including, but not limited to, the assumption that the merger will be consummated in accordance with the terms of the merger agreement. If any of the representations, assumptions, covenants or undertakings upon which those opinions are based is incorrect, incomplete, inaccurate or violated, the validity of the opinions may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus.

Neither of the opinions described above will be binding on the IRS or any court. First Community and Surrey have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following is based on the receipt and accuracy of the above described opinions.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Surrey Common Stock and Surrey Class A Common Stock

The U.S. federal income tax consequences of the merger to U.S. holders of Surrey common stock or Surrey Class A common stock generally will be as follows:

●

a U.S. holder of Surrey common stock or Surrey Class A common stock generally will not recognize gain or loss upon the exchange of shares of Surrey common stock or Surrey Class A common stock for shares of First Community common stock pursuant to the merger, except with respect to cash received instead of fractional shares of First Community common stock that such holder of Surrey common stock or Surrey Class A common stock would otherwise be entitled to receive (as discussed below);

●

a U.S. holder of Surrey common stock or Surrey Class A common stock will have an aggregate tax basis in the First Community common stock received in the merger (including any fractional shares deemed received and redeemed for cash as described below) equal to the aggregate adjusted tax basis in the shares of Surrey common stock or Surrey Class A common stock surrendered in the merger; and

●

a U.S. holder of Surrey common stock or Surrey Class A common stock will have a holding period for the shares of First Community common stock received in the merger (including any fractional share deemed received and redeemed for cash as described below) that includes the holding period of the shares of Surrey common stock or Surrey Class A common stock surrendered in the merger.

If a U.S. holder of Surrey common stock or Surrey Class A common stock acquired different blocks of Surrey common stock or Surrey Class A common stock at different times or at different prices, the First Community common stock such holder receives will be allocated pro rata to each block of Surrey common stock or Surrey Class A common stock, and the basis and holding period of each block of First Community common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Surrey common stock or Surrey Class A common stock exchanged for such First Community common stock.

Cash Instead of Fractional Shares

A U.S. holder of Surrey common stock or Surrey Class A common stock who receives cash instead of a fractional share of First Community common stock, generally will be treated as having received such fractional share of First Community common stock pursuant to the merger and then as having received cash in redemption of such fractional share of First Community common stock. Any such holder generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in the fractional share of First Community common stock (as set forth above). Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of Surrey common stock or Surrey Class A common stock surrendered therefor) exceeds one year. Long-term capital gains of certain non-corporate holders of Surrey common stock or Surrey Class A common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Cash Received on Exercise of Dissenters’ Appraisal Rights

A U.S. holder of Surrey common stock or Surrey Class A common stock who receives cash in exchange for such holder’s Surrey common stock or Surrey Class A common stock upon exercise of dissenters’ appraisal rights will generally recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Surrey common stock or Surrey Class A common stock exchanged therefor. Each holder of Surrey common stock or Surrey Class A common stock is urged to consult such holder’s tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Surrey common stock or Surrey Class A common stock exchanged in the merger. Such gain or loss will generally be long-term or short-term capital gain or loss, depending on the holder’s holding period in the Surrey common stock or Surrey Class A common stock exchanged. The tax consequences of cash received may vary depending upon a holder’s individual circumstances. Each holder of Surrey common stock or Surrey Class A common stock who contemplates exercising statutory dissenters’ appraisal rights should consult its tax adviser as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

Information Reporting and Withholding

Surrey shareholders who receive First Community common stock as a result of the merger are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of Surrey common stock or Surrey Class A common stock exchanged, the number of shares of First Community common stock received, the fair market value of the Surrey common stock or Surrey Class A common stock exchanged, and the holder’s adjusted basis in the First Community common stock received.

If a U.S. holder that receives First Community common stock in the merger is considered a “significant holder” and is required to file a U. S. income tax return, such U.S. holder will be required (1) to file a statement with its U.S. federal income tax return in accordance with Treasury Regulation Section 1.368-3 providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the Surrey common stock or Surrey Class A common stock surrendered by such U.S. holder in the merger, and (2) to retain permanent records of these facts relating to the merger. A “significant holder” is any Surrey shareholder that, immediately before the merger, (a) owned at least 5% (by vote or value) of the outstanding stock of Surrey, or (b) owned Surrey securities with a tax basis of $1.0 million or more.

Payments of cash made pursuant to the merger to a non-corporate U.S. holder of Surrey common stock or Surrey Class A common stock will generally be subject to U.S. federal backup withholding (currently, at a rate of 24%).

To prevent backup withholding, non-corporate U.S. holders of Surrey common stock or Surrey Class A common stock should provide the Exchange Agent with a properly completed IRS Form W-9 (or substantially similar form) and otherwise comply with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U. S. federal income tax liability if the required information is supplied to the IRS in a timely manner.

This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. All holders of Surrey common stock and Surrey Class A common stock are urged consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty. Holders of Surrey common stock and Surrey Class A common stock are also urged to consult their tax advisors with respect to the effect of possible changes in any of those laws after the date of this proxy statement/prospectus.

THE COMPANIES

First Community

First Community, a financial holding company, was founded in 1989 and incorporated under the laws of the Commonwealth of Virginia in 2018. The Company is the successor to First Community Bancshares, Inc., a Nevada corporation, pursuant to an Agreement and Plan of Reincorporation and Merger, the sole purpose of which was to change the Company’s state of incorporation from Nevada to Virginia. The reincorporation was completed on October 2, 2018. The Company’s principal executive office is located at One Community Place, Bluefield, Virginia. The Company provides banking products and services to individual and commercial customers through its wholly-owned subsidiary First Community Bank, a Virginia-chartered banking institution founded in 1874. First Community Bank has branch offices in Virginia, West Virginia, North Carolina and Tennessee. First Community Bank offers wealth management and investment advice through its Trust Division and wholly-owned subsidiary First Community Wealth Management.

First Community focuses on building financial partnerships and creating enduring and complete relationships with businesses and individuals through a personal and local approach to banking and financial services. First Community strives to be the bank of choice in the markets we serve by offering impeccable service and a complete line of competitive products that include:

●	demand deposit accounts, savings and money market accounts, certificates of deposit, and individual retirement arrangements;

●	commercial, consumer, and real estate mortgage loans and lines of credit;

●	various credit card, debit card, and automated teller machine card services;

●	corporate and personal trust services; and

●	investment management services.

As of December 31, 2022, on a consolidated basis, First Community had total assets of $3.14 billion, total deposits of $2.68 billion, total net loans of $2.37 billion, and shareholders’ equity of $421 million.

First Community’s executive offices are located at 29 College Drive, Bluefield, Virginia 24605-0989. First Community’s telephone number is (276) 326-4000 and its website is: www.ir.fcbresource.com.

The information on First Community’s website is not part of this proxy statement/prospectus, and the reference to First Community’s website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.

Additional information about First Community is included in documents attached as appendices to this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 93.

Surrey

General

Surrey is a bank holding company organized under the laws of North Carolina in 2003 and registered as a bank holding company under the BHCA. Surrey conducts the majority of its business operations through its wholly-owned bank subsidiary, Surrey Bank & Trust. Surrey’s single direct subsidiary is Surrey Bank & Trust, which is a North Carolina state-chartered bank that was incorporated in 1996. Surrey Bank & Trust provide comprehensive individual and corporate financial services through its main and branch offices in Mount Airy, North Carolina and branch offices in Stuart, Virginia, and Pilot Mountain, North Wilkesboro and Elkin, North Carolina.  These services include demand and time deposits as well as commercial, installment, mortgage and other consumer lending services, insurance and investment services. Surrey Bank & Trust offers retail and commercial banking products and services to individuals, businesses and local government customers.

Banking Services

At December 31, 2022, Surrey had total consolidated assets of $507 million, net loans of $247 million, deposits of $442 million and shareholders’ equity of $58 million. Approximately 66.7% of Surrey Bank & Trust’s total loans were real estate loans and approximately 32.2% of Surrey Bank & Trust’s loans were classified as commercial and industrial loans, followed by 1.1% in other loans (which includes individuals and obligations of states and political subdivisions in the U.S. and loans to nondepository financial institutions). Surrey Bank & Trust’s yield on loans was 5.32% for the nine-month period ending December 31 2022. Approximately 60.9% of Surrey Bank & Trust’s total deposits were transaction deposits, approximately 26.4% were comprised of money market and savings accounts, and approximately 12.7% consisted of time deposits. Surrey Bank & Trust’s cost of interest bearing deposits was 0.14% for the nine-month period ending December 31, 2022.

Properties

Surrey’s permanent headquarters is a two-story brick building, with approximately 8,500 square feet of space located at 145 North Renfro Street, Mount Airy, North Carolina, which is also the headquarters of Surrey Bank & Trust. The building has drive-up facilities. Surrey Bank & Trust’s finance, operations and mortgage lending are housed in a one-story brick building with approximately 7,500 square feet of space located at 199 North Renfro Street in Mount Airy, North Carolina.

Surrey has a modular training facility located at 143 North Renfro Street, Mount Airy, North Carolina. The modular unit has approximately 1,600 square feet of floor space.

Surrey Bank & Trust owns a one-story brick building at 165 North Renfro Street that serves as its boardroom. The building has approximately 1,600 square feet of floor space.

Surrey Bank & Trust has two branch locations in Mount Airy, North Carolina. The 1280 West Pine Street branch is a limited service branch, located in a two-story brick building with approximately 4,500 square feet of floor space.  The branch has drive-up facilities and is leased under an agreement which expires in April 2025, subject to Surrey’s right to extend the lease for two additional five-year terms. The 2050 Rockford Street branch is a one-story brick building with approximately 2,400 square feet of floor space with drive-up facilities.

Surrey Bank & Trust has a branch location in Stuart, Virginia located at 940 Woodland Drive. The branch is a one-story brick building with approximately 2,800 square feet of floor space. The building has drive-up facilities.

Surrey Bank & Trust has a branch location in Pilot Mountain, North Carolina at 653 South Key Street. The branch is a one-story brick building with approximately 2,800 square feet of floor space. The building has drive-up facilities.

Surrey Bank & Trust has a branch location in Elkin, North Carolina located at 393 CC Camp Road. The branch is a one-story brick building with approximately 2,400 square feet of floor space. The building has drive-up facilities.

Surrey Bank & Trust has a branch location in North Wilkesboro, North Carolina at 1096 Main Street. The branch is a one-story brick building with approximately 2,400 square feet of floor space. The building has drive-up facilities.

Surrey Bank & Trust owns all of its facilities except for the West Pine Street branch, which is leased, as described above.

Employees

As of December 31, 2022, Surrey Bank & Trust had 52 full-time employees, none of whom is covered by a collective bargaining agreement.

Legal Proceedings

There are no threatened or pending legal proceedings against Surrey or Surrey Bank & Trust that, if determined adversely, would, in the opinion of management, have a material adverse effect on Surrey’s business, financial condition, results of operations or cash flows.

Seasonality

Surrey does not believe its business to be seasonal in nature.

Competition

Surrey Bank & Trust operates an aggregate of seven banking offices within the following banking markets: (1) Surry County, North Carolina, (2) Wilkes County, North Carolina, and (3) Patrick County, Virginia. Each of these banking markets is a highly competitive environment for commercial banking. The following table lists Surrey Bank & Trust’s deposit market share, as reported by the Federal Reserve Bank of St. Louis for each banking market in which Surrey Bank & Trust has a branch, as of June 30, 2022, the most recent date for which such data is available.

Market Area	Market Rank	No. of Institutions in Market	Total Deposits In Market (in 000’s)	Surrey Bank & Trust Market Share
Mount Airy, NC	1	8	$969,386	28.84%
Pilot Mountain, NC	2	4	199,142	26.94%
Stuart, VA	4	4	267,223	13.58%
Elkin, NC	4	6	347,407	9.80%
North Wilkesboro, NC	4	4	346,213	8.15%

More information about Surrey is available by visiting www.surreybank.com and then clicking the link to “Investor Relations.” Information contained on Surrey’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus. For additional information regarding Surrey’s business, financial condition, results of operations and other important information, please refer to Surrey’s disclosures available on its website, including its Annual Report for the year ended December 31, 2022. For instructions on how to find copies of these documents, see “Where You Can Find More Information” beginning on page 93.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF SURREY

The following tables set forth the beneficial ownership of Surrey common stock and Surrey Class A common stock as of February 22, 2023 by: each person or entity (other than directors and executive officers of Surrey) who is known by Surrey to beneficially own more than 5% of the outstanding shares of Surrey common stock or Surrey Class A common stock, each director and executive officer of Surrey, and all directors and executive officers of Surrey as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Unless otherwise indicated, to Surrey’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

To our knowledge, only the following shareholders owned more than 5% of the outstanding shares of Surrey common stock or Surrey Class A common stock as of February 22, 2023.

Name and Address of Beneficial Owner	Common Stock	Class A Common Stock	Percent of Common Stock beneficially owned(1)

Betty Wright 1234 Greenhill Road Mount Airy, NC 27030	429,908	-0-	10.49%

Tamra W. Thomas 660 Kingsbury Circle Winston-Salem, NC 27106	469,884	-0-	11.46%

[1]	The ownership percentage of each individual is calculated based on the total of 4,099,788 shares of Surrey common stock issued and outstanding as of February 22, 2023.

The following table shows, as of February 22, 2023 the number of securities beneficially owned by each director and executive officer and by all directors and executive officers as a group:

Beneficial Owner	Common Stock(1)	Class A Common Stock(2)	Percent of Common Stock(3)

Edward C. Ashby, III (Director and CEO)	188,972	2,123	4.61%
Elizabeth Johnson Lovill (Director)	115,392	-0-	2.81%
Robert H. Moody (Chairman)	135,614	-0-	3.31%
Pedro A. Pequeno, II (President)	31,221	-0-	*
F. Eugene Rees (Vice Chairman)	162,245	247	3.96%
Tamra W. Thomas (Director)	469,884	-0-	11.46%
Mark H. Towe (Senior Vice President and CFO)	21,202	246	*
Tom G. Webb (Director)	60,692	-0-	1.48%
Buddy E. Williams (Director)	77,864	-0-	1.90%
Directors and executive officers as a group (nine persons)	1,263,086	2,616	30.81%

*	Owns less than one percent of the outstanding Surrey common stock.
[1]

In addition to the total number of shares of Surrey common stock held as of February 22, 2023 this column also includes the number of shares of Surrey common stock issuable within 60 days of February 22, 2023 upon the conversion of the shares of Surrey Class A common stock listed in the second column. To Surrey’s knowledge, each person has sole voting and investment power over the securities shown as beneficially owned by such person, except for the following shares for which the individual indicates that he or she shares voting and/or investment power: Ashby – 67,995 shares of Surrey common stock and 1,735 shares of Surrey Class A common stock; Pequeno – 20,212 shares of Surrey common stock; Rees – 28,054 shares of Surrey common stock and 247 shares of Surrey Class A common stock; Thomas – 114,549 shares of Surrey common stock; Towe – 4,158 shares of Surrey common stock and 246 shares of Surrey Class A common stock; Webb – 13,901 shares of Surrey common stock; and Williams – 7,974 shares of Surrey common stock.

[2]	Each share of Class A common stock is convertible into one share of Surrey common stock.
[3]

The ownership percentage of each individual is calculated based on the total of 4,099,788 shares of Surrey common stock issued and outstanding as of February 22, 2023 plus the number of shares of  Surrey common stock issuable to that individual within 60 days of February 22, 2023 upon the conversion of the shares of Surrey Class A common stock in the second column. The ownership percentage of the group is based on the total number of shares of Surrey common stock outstanding plus the total number of shares of Surrey common stock issuable to the group within 60 days of February 22, 2023 upon the conversion of the shares of Surrey Class A common stock listed in the second column.

DESCRIPTION OF FIRST COMMUNITY BANKSHARES, INC. CAPITAL STOCK

As a result of the merger, Surrey shareholders who receive shares of First Community common stock in the merger will become First Community shareholders. Your rights as First Community shareholders will be governed by Virginia law, the First Community articles of incorporation and the First Community bylaws. The following description of the material terms of First Community’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. We urge you to read the applicable provisions of Virginia law, the First Community articles of incorporation and the First Community bylaws and federal law governing bank holding companies carefully and in their entirety.

Authorized Capital Stock

As of the date of this proxy statement/prospectus, First Community has 51,000,000 shares of authorized capital stock consisting of (i) 50,000,000 shares of common stock, par value $1.00 per share and, (ii) 1,000,000 shares of preferred stock, with an undesignated par value. As of the date of this proxy statement/prospectus there were 16,228,262 shares of First Community common stock outstanding and no shares of First Community preferred stock outstanding. All outstanding shares of First Community are fully paid and non-assessable.

Common Stock

The following description of First Community common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the First Community articles of incorporation and the First Community bylaws, copies of which have been filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. We encourage you to read the First Community articles of incorporation and the First Community bylaws and the applicable provisions of the VSCA, for additional information.

All shares of First Community common stock that are issued and outstanding have been validly issued and are fully paid and nonassessable. Under the VSCA, shareholders generally are not personally liable for a corporation’s acts or debts.

No Preemptive or Conversion Rights

The holders of First Community common stock have no preemptive, subscription or redemption rights and are not entitled to the benefits of any sinking fund or conversion rights.

Voting Rights

The holders of First Community common stock are entitled to notice of and to attend all meetings of the shareholders of First Community and shall be entitled to one vote per share on all matters to be voted on by the First Community’s shareholders. First Community shareholders are not entitled to cumulative voting rights. Under the VSCA, directors are elected by a plurality of the votes of the shares cast by the shares entitled to vote thereon at a meeting at which a quorum is present, unless the articles of incorporation or bylaws of a corporation provide otherwise. The First Community bylaws provide that all elections of directors will be determined by a plurality of the votes cast at the meeting.

Dividends

The holders of First Community common stock are entitled to receive dividends if, as and when declared by the board of directors of First Community out of any funds legally available for such purpose. When and as dividends are declared thereon, whether payable in cash, property or securities of First Community, the holders of First Community common stock will be entitled to share, ratably according to the number of shares of First Community common stock held by them, in such dividends.

The VSCA provides that no distribution may be made, if, after giving effect to such distributions, (i) First Community would not be able to pay its debts as they become due in the usual course of business or, (ii) First Community’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if First Community were to be dissolved at the time of the dividend, to satisfy any shareholders who have rights superior to those receiving the dividend. In addition, other restrictions may apply under laws and regulations affecting bank holding companies, including the responsibility to maintain adequate capital in its banking subsidiary. First Community’s ability to pay dividends on its common stock is also dependent on First Community’s banking subsidiary’s ability to pay dividends to First Community, which is subject to various regulatory restrictions and limitations.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of First Community, whether voluntary or involuntary, or any distribution of any of its assets to any of its shareholders other than by dividends from funds legally available therefor, and other than payments made upon redemptions or purchases of shares of First Community, except as otherwise might be set forth in any articles of amendment applicable to shares of First Community preferred stock, the holders of First Community common stock shall be entitled to share, ratably according to the number of shares of First Community common stock held by them, in the remaining assets of First Community available for distribution to its shareholders.

Preferred Stock

Under First Community’s articles of incorporation, the board of directors of First Community is authorized, without further shareholder action, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix and determine the preferences, limitations and relative rights of the shares of any series so established by filing a certificate of amendment with the Virginia State Corporation Commission in the manner prescribed by the VSCA. No shares of preferred stock are currently outstanding.

Transfer Agent

The registrar and transfer agent for First Community common stock is Computershare Shareholder Services.

NASDAQ Stock Exchange Listing

The First Community common stock is listed on the NASDAQ Global Select Market under the symbol “FCBC”. Following the merger, shares of First Community common stock will continue to be traded on NASDAQ.

Certain Articles and Bylaw Provisions Affecting First Community Common Stock

The First Community articles of incorporation and First Community bylaws contain several provisions that may make First Community a less attractive target for an acquisition of control by anyone who does not have the support of the First Community board of directors. Such provisions include, among other things, the requirement of a vote of two-thirds of the shareholders or directors to approve certain business combinations and other corporate actions, a staggered board of directors, higher voting standard to remove directors and advanced notice of shareholder proposals and director nominations. For a complete description, you should refer to the First Community articles of incorporation and the First Community bylaws.

For more information regarding the rights of holders of First Community common stock, see the section entitled “Comparison of Shareholder Rights” beginning on page 83.

Amendments to Articles of Incorporation and Bylaws

First Community’s bylaws may be amended, altered or rescinded at any regular meeting of the board of directors, by a vote of a majority of the total number of directors, or at any special or annual meeting of shareholders, by a vote of a majority of the shares of First Community’s capital stock issued, outstanding and entitled to vote.

Under First Community’s articles of incorporation, an amendment of articles of incorporation must be approved by the vote of a majority of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the amendment has been approved and recommended by at least two-thirds of the directors in office at the time of that approval and recommendation. If the amendment is not so approved and recommended by two-thirds of the directors in office, then the amendment must be approved by the vote of seventy-five percent (75%) or more of all the votes entitled to be cast on such amendment by each voting group entitled to vote on the amendment.

Restrictions on Ownership

The BHC Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of First Community. “Control” is generally defined as ownership of 25% or more of a class of voting stock, control of the election of a majority of the directors or the power to exercise a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring 5% or more of a class of voting stock of First Community. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as First Community, could constitute acquisition of control of the bank holding company. Virginia law generally requires the prior approval of the VBFI before a person may acquire 25% or more of a class of voting stock of a Virginia bank holding company or otherwise exercise a controlling influence. Additionally, under Virginia law, an existing bank holding company would need prior VBFI approval before it acquired 5% or more of the voting stock of a bank holding company.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

First Community is incorporated under the laws of the Commonwealth of Virginia, and Surrey is incorporated under the laws of the State of North Carolina. Accordingly, the rights of their shareholders are governed by Virginia law and North Carolina law, respectively, and their respective articles of incorporation and bylaws. After the merger, the rights of former shareholders of Surrey who receive shares of First Community common stock in the merger will be determined by reference to First Community’s articles of incorporation and bylaws, and Virginia law. Set forth below is a description of the material differences between the rights of Surrey shareholders and First Community shareholders. First Community and Surrey believe that this summary describes the material differences between the rights of holders of First Community common stock as of the date of this proxy statement/prospectus and the rights of holders of Surrey common stock and Surrey Class A common stock as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Shareholders are urged to read the articles of incorporation and bylaws of each of Surrey and First Community in their entirety. Copies of First Community’s articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Size of the Board of Directors; Classes of Directors

First Community	Surrey

Virginia law provides that a corporation must have at least one director and may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number, and for the manner in which the number of directors may be increased or decreased.

Virginia Law permits corporations to classify their board of directors. Approximately one-third (1/3) of the total number of directors of a Virginia corporation, at a minimum, must be elected annually.

First Community’s articles of incorporation provide that it will have no fewer than three, and no more than twelve directors, to be determined in accordance with the bylaws. First Community’s bylaws authorize the number of directors to be fixed from time to time by resolution of the board of directors. First Community’s board of directors consists of eight directors. First Community’s board of directors is divided into three classes, with directors serving staggered three-year terms.

North Carolina law provides that a corporation must have at least one director and must provide in its articles of incorporation or in its bylaws for a fixed number of directors, and for the manner in which the number of directors may be increased or decreased.

North Carolina Law permits corporations to classify their board of directors. Directors must be elected annually unless their terms are staggered. A corporation’s articles of incorporation or bylaws may provide for staggered terms of directors by dividing the directors into two, three, or four groups, with each group containing one-half, one-third, or one-fourth of the total, as near as may be. Surrey does not have a staggered board of directors.

Surrey’s bylaws provide that it will have not less than five, nor more than twelve directors, who shall be elected for a term of one year and hold office for one year. The number of directors of Surrey may be fixed from time to time by the Surrey board of directors. Surrey’s board currently consists of seven directors.

Removal of Directors

First Community	Surrey

Under First Community’s bylaws, directors may be removed for cause by an affirmative vote of more than two-thirds (2/3) of the stock of First Community then outstanding and entitled to vote thereon at a meeting duly called for that purpose.

Under Surrey’s bylaws, any director may be removed from office, with or without cause by either a two-thirds vote of all directors, or by a majority vote of the holders of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Control Share Acquisition Provisions

First Community	Surrey

Virginia law contains provisions that, under certain circumstances, would preclude an acquirer of the shares of a Virginia public corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless the disinterested holders of a majority of the shares of the corporation held by disinterested shareholders votes to accord voting power to such shares. In order to obtain voting rights with respect to the subject shares, an acquirer must deliver to the corporation a control share acquisition statement meeting the requirements of the VSCA and may request a special meeting of the shareholders at the acquirer’s expense. If a control share acquisition occurs and a control share acquisition statement that satisfies the VSCA’s requirements is delivered at least 60 days prior to the intended date of notice of the corporation’s annual meeting of shareholders, then the voting rights to be granted to the subject shares shall be considered at the annual meeting. If shares acquired in a control share acquisition are accorded full voting rights and the acquirer has beneficial ownership of shares entitled to cast a majority of the votes that could be cast in an election of directors, then all shareholders other than the acquirer have the right to appraisal rights and to obtain fair value for their shares (which shall be no less than the highest price paid per share in the control share acquisition) under the VSCA.

First Community has not opted out of coverage under the control share acquisition provisions of the VSCA

The North Carolina Control Share Acquisition Act generally provides that, except as provided below, “Control Shares” will not have any voting rights. Control Shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of the corporation’s directors. However, voting rights will be restored to Control Shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock (other than shares held by the owner of the Control Shares, officers of the corporation, and directors of the corporation). If voting rights are granted to Control Shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at their fair value. Currently, the Act would not be applicable to a transaction involving Surrey’s shares because Surrey is a private corporation and is not covered by the Act.

Combinations with Interested Shareholders

First Community	Surrey

The VSCA provides that a Virginia corporation may not engage in an affiliated transaction with any interested shareholder (as defined below) for a period of three years following the interested shareholder’s determination date (which is the date the interested shareholder became an interested shareholder) unless approved by the affirmative vote of a majority (but not less than two) of the disinterested directors and by the affirmative vote of two-thirds (2/3) of the disinterested shareholders. A Virginia corporation is permitted to engage in an affiliated transaction with an interested shareholder beginning three years after such interested shareholder’s determination date as long as any of the following requirements has been met:

(i) the transaction is approved by two-thirds (2/3) of the disinterested shareholders.

(ii) a majority of disinterested directors approve the transaction; or

(iii) price requirements set forth in the VSCA have been satisfied.

An interested shareholder, is someone who owns 10% or more of the outstanding shares of voting stock, or someone who is an affiliate or associate of the corporation and was an interested shareholder in the previous three years. An affiliated transaction is any of the following:

●        Any merger of First Community or any of its subsidiaries with any interested shareholder or with any other corporation that immediately    after the merger would be an affiliate of an interested shareholder that was an interested shareholder immediately before the merger;

●      Any share exchange in which any interested shareholder acquires one or more classes or series of voting share of First Community or any of its subsidiaries;

The North Carolina Shareholder Protection Act generally requires that, unless certain “fair price” and procedural requirements are satisfied, an affirmative vote of 95% of a public corporation’s voting shares is required to approve certain business combination transactions with another entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation’s voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares. The Act is not applicable to Surrey because it is currently a private corporation.

●         Except for transactions in the ordinary course of business, (i) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one transaction or a series of transactions) to or with any interested shareholder of any assets of First Community or of any of its subsidiaries having an aggregate fair market value in excess of five percent of First Community’s consolidated net worth as of the date of the most recently available financial statements, or (ii) any guaranty by First Community or any of its subsidiaries (in one transaction or a series of transactions) of indebtedness of any interested shareholder in an amount in excess of five percent of First Community’s consolidated net worth as of the date of the most recently available financial statements;

●       The sale or disposition by First Community or any of its subsidiaries to an interested shareholder (in one transaction or a series of transactions) of any voting shares of First Community or any of its subsidiaries having an aggregate market value in excess of five percent of the aggregate market value of all outstanding voting shares of First Community except pursuant to a share dividend or the exercise of rights or warrants distributed or offered on a basis affording substantially proportionate treatment to all holders of the same class or series of voting shares;

●        The dissolution of First Community if proposed by or on behalf of an interested shareholder; or

●      Any reclassification of securities, including any reverse stock split, or recapitalization of First Community, or any merger of First Community with any of its subsidiaries or any distribution or other transaction, whether or not with or into or otherwise involving an interested shareholder, which has the effect, directly or indirectly (in one transaction or a series of transactions), of increasing by more than five percent the percentage of the outstanding voting shares of First Community or any of its subsidiaries beneficially owned by any interested shareholder.

Shareholder Action Without a Meeting

First Community	Surrey

Virginia law provides that, unless the articles of incorporation provide otherwise, any action required or permitted by law to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting and if the action is adopted or taken by all shareholders entitled to vote on the action, and any such written consent shall be signed by all shareholders entitle to vote on the action, bear the date of each signature and delivered for inclusion with the minutes or corporate records of the corporation. Virginia law allows written consent without a meeting or notice if the holders of outstanding shares, having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting, consent to the action in writing, but only if that is provided in the articles of incorporation.

First Community’s articles of incorporation are silent on shareholder action without a meeting. Therefore shareholder action without meeting may only be taken by all the shareholders entitled to vote on such action.

North Carolina law provides that action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting and without prior notice (except as provided below), if the action is taken by all the shareholders entitled to vote on the action.

Unless the articles of incorporation otherwise provide, if shareholder approval is required for (i) an amendment to the articles of incorporation, (ii) a plan of merger or share exchange, (iii) a plan of conversion, (iv) the sale, lease, exchange, or other disposition of all, or substantially all, of Surrey’s property, or (v) a proposal for dissolution, and the approval is to be obtained through action without meeting, Surrey must give its shareholders, other than shareholders who consent to the action, written notice of the proposed action at least 10 days before the action is taken. Surrey’s articles of incorporation and bylaws do not change this default provision.

North Carolina law also allows written consent without a meeting if the holders of outstanding shares, having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting, consent to the action in writing, but only if so provided in the articles of incorporation. Surrey’s articles of incorporation do not include such a provision. Therefore shareholder action without meeting may only be taken by all the shareholders entitled to vote on such action.

Notice of Meetings

First Community	Surrey

In accordance with the VSCA, First Community’s bylaws require that a written notice of the time, place and purpose of the meeting must be given to each shareholder entitled to vote at the meeting not less than 10 days nor more than 60 days prior to the meeting. Notice of special meetings of shareholders also must include a description of the purpose or purposes for which the meeting is being called.

Pursuant to the VSCA, notice of a shareholder’s meeting to act on an amendment of the articles of incorporation, a plan of merger, share exchange, domestication or entity conversion, a proposed sale of assets or the dissolution of the corporation shall be given not less than 25 nor more than 60 days before the meeting date.

In accordance with North Carolina law, Surrey bylaws require that a written notice of the time and place of the meeting must be given to each shareholder entitled to vote at the meeting not less than 10 days nor more than 60 days prior to the meeting. Notice of special meetings of shareholders also must include a description of the purpose or purposes for which the meeting is being called.

Vote Required for Amendments to Articles of Incorporation and Certain Transactions

First Community

Under First Community’s articles of incorporation, an amendment of articles of incorporation, a plan of merger or share exchange, a plan of domestication, a plan of conversion, a transaction involving the sale of all or substantially all of First Community’s assets other than in the regular course of business, and a plan of dissolution must be approved by the vote of a majority of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the directors in the office at the time of that approval and recommendation. If the transaction is not so approved and recommended by two-thirds of the directors in office, then the transaction must be approved by the vote of seventy-five percent (75%) or more of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction. The voting rights and requirements in First Community’s articles of incorporation are subject to certain exceptions set forth in the VSCA, one of which does not require a vote of First Community’s shareholders with respect to a merger in which First Community is the surviving entity so long as the shares of First Community common stock issued in connection with the merger will not exceed by more than 20% the total number of shares of First Community outstanding immediately before the merger.

Surrey

North Carolina law provides that a corporation’s articles of incorporation generally may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of such corporation’s common stock entitled to vote on the amendment.

Surrey’s articles of incorporation do not change this default provision.

Unless a corporation’s articles of incorporation or bylaws provide otherwise (which the Surrey articles of incorporation do not), North Carolina law also requires that a plan of merger or share exchange be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group.

Amendment of Bylaws

First Community	Surrey

First Community’s bylaws may be amended, altered or rescinded at a meeting of the board of directors called for that purpose, by a vote of a majority of the total number of directors at a meeting at which a quorum is present, or at any special or annual meeting of shareholders, by a vote of a majority of the shares of First Community’s capital stock issued, outstanding and entitled to vote.

North Carolina law provides that a corporation’s board of directors may amend or repeal the corporation’s bylaws, except to the extent otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA, and except that a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if the bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Further, a corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

In accordance with Surrey’s articles of incorporation and bylaws, the Surrey board of directors may alter, amend, and repeal the bylaws of the corporation unless otherwise limited by any bylaws of the corporation adopted by the shareholders. The bylaws made by the directors may be altered, amended or repealed by a majority vote of the directors present at a meeting at which a quorum is present or at any regular or special meeting of the shareholders, by a majority vote of the shares represented and entitled to vote at such meeting of the shareholders.

Surrey’s bylaws provide that they may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special board meeting; however, the board shall not have power to adopt a bylaw: (a) requiring more than a majority of the voting shares for a quorum at a shareholders’ meeting or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; or (b) providing for the management of the corporation other than by the board or its executive committee. In addition, the shareholders may make, alter, amend or repeal Surrey’s bylaws at any annual meeting or at a special meeting called for such purpose, and the bylaws adopted by the directors may be altered or repealed by the shareholders. Further, no bylaw adopted or amended by Surrey’s shareholders may be altered or repealed by Surrey’s board, unless specific authority to do so is provided to the board by Surrey’s shareholders.

Appraisal Rights

First Community	Surrey

Under Virginia law, shareholders are generally entitled to object and receive payment of the fair value of their stock in the event of any of the following corporate actions: merger, transfer of all or substantially all of the corporation’s assets in an interested transaction, participation in a share exchange as the corporation whose stock will be acquired, or an amendment to the articles of incorporation that reduces the number of shares of a class or series owned by shareholders to a fraction of a share, if the corporation has the obligation or right to repurchase the fractional shares. However, appraisal rights are not available to shareholders in the event of one of the foregoing corporate actions if the stock is (i) a covered security as defined pursuant to the Securities Act of 1933, or (ii) traded in an organized market and held by 2,000 or more shareholders and has a market value of at least $20 million, excluding the value of shares held by subsidiaries, senior executives, and directors, and by any beneficial shareholder or any voting trust or beneficial owner holding more than 10% of the outstanding shares.

Under North Carolina law, shareholders are entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares in connection with certain types of corporate actions which could be adverse to the shareholder, such as a merger in which the shareholder’s shares will be cancelled; a share exchange in which the shareholder’s shares will not be exchanged; a disposition of all or substantially all of the assets of the corporation outside of the ordinary course of business; or an amendment of the articles of incorporation to effect a reverse stock split.

Appraisal rights generally are not available if the shares (1) are listed on the NASDAQ or another national securities exchange, (2) are held by at least 2,000 shareholders and (3) have a market value of at least $20 million (excluding insider shares). However, appraisal rights will be available in any case if shareholders are required to accept in exchange for their shares anything other than cash or shares of another corporation or entity that would satisfy the same standards above under which appraisal rights would not be available.

Surrey’s shareholders have such appraisal rights in connection with the merger as discussed on page 53 of this proxy statement/prospectus.

Dividends

First Community	Surrey

A Virginia corporation generally may pay dividends or distributions in cash or other property, excluding the corporation’s own shares, except when the corporation is unable to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend or distribution, to satisfy any shareholders who have rights superior to those receiving the dividend or distribution. In addition, as is true for First Community, other restrictions may apply under laws and regulations affecting bank holding companies, including the responsibility to maintain adequate capital in its banking subsidiary.

A North Carolina corporation generally may pay dividends or distributions in cash or other property, excluding the corporation’s own shares, except when the corporation is unable to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to satisfy any shareholders who have rights superior to those receiving the dividend. In addition, as is true for Surrey, other restrictions may apply under laws and regulations affecting bank holding companies, including the responsibility to maintain adequate capital in its banking subsidiary.

Surrey’s articles of incorporation provide that (a) holders of Surrey common stock may not receive dividends unless dividends are paid to holders of Surrey Class A common stock and (b) holders of Class A common stock will be entitled to a premium on any dividends paid on Surrey common stock of $0.03 per share;

Indemnification

First Community	Surrey

First Community’s articles of incorporation provide for indemnification to directors and certain officers and employees in accordance with the bylaws of First Community.

Pursuant to its bylaws, First Community shall indemnify directors and certain officers and employees, in their personal and corporate capacity, with respect to any proceeding by third parties or for the benefit of First Community (excluding a proceeding by or for the benefit of First Community or an affiliate), against liabilities and expenses incurred by such person in connection with such proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in or unopposed to the best interest of First Community; or, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

Surrey’s articles of incorporation and bylaws generally provide that, to the fullest extent from time to time permitted by law, Surrey shall indemnify (a) all directors, officers, employees or agents of the corporation and (b) any person who, at the corporation’s request, is or was serving as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses in any proceeding arising out of their status as such or their activities in such capacities; provided, however, that the corporation shall not provide indemnification if such indemnified person’s activities were at the time taken known or believed by him or her to be clearly in conflict with the corporation’s best interests.

With respect to any administrative proceeding or civil action initiated by any federal or state banking agency, First Community shall provide such indemnification only after the board of directors determines, in writing, after due investigation and consideration, without any involvement by the person prior to and as a condition to any indemnification therefor, that (a) the person acted in good faith and in a manner person reasonably believed to be in or unopposed to the best interests of First Community, (b) that any requested payment of indemnification will not materially adversely affect the safety and soundness of either First Community or its affiliates, (c) that such indemnification payment is consistent with safe and sound banking practice, and (d) that the payment of indemnification is not a “prohibited indemnification payment” as defined by applicable federal law.

First Community shall have the power to purchase and maintain insurance on behalf of itself or any person who is or was a director, officer, employee, or agent of First Community or an affiliate, or who is or was serving at the request of First Community as a director, officer, employee, or agent of another entity, against any claim asserted against such person, or liability incurred by such person in any such capacity, or against any liability arising out of his or her status as such, whether or not First Community would have the power to indemnify such person against such liability pursuant to its bylaws.

A director or officer of First Community shall not be personally liable to First Community or its shareholders in connection with any acts or omissions taken in his or her capacity as director or officer; provided, however, that the foregoing shall not eliminate or limit the liability of a director or officer: (a) for the breach of the individual’s duty of loyalty to First Community or its shareholders; (b) for any acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law; or (c) for any transaction from which the individual derived an improper personal financial benefit. Further, indemnification shall not be available, where such is prohibited by applicable law.

LEGAL MATTERS

Bowles Rice LLP, Charleston, West Virginia, and Brooks, Pierce, McLendon, Humphrey & Leonard, LLP, Greensboro, North Carolina, will deliver at the effective time of the merger their opinions to First Community and Surrey, respectively, as to certain U.S. federal income tax consequences of the merger. See the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.” The validity of the shares of First Community common stock to be issued in connection with the merger has been passed upon for First Community by Bowles Rice LLP.

EXPERTS

The consolidated financial statements of First Community as of December 31, 2022 and for the year ended December 31, 2022, and the effectiveness of First Community’s internal control over financial reporting as of December 31, 2022, have been audited by Elliott Davis, PLLC, as set forth in its reports appearing in First Community’s Annual Report on Form 10-K for the year ended December 31, 2022, and attached hereto as Appendix D. The consolidated financial statements of First Community as of December 31, 2021 and for each of the two years in the period ended December 31, 2021, have been audited by FORVIS, LLP, an independent registered public accounting firm as successor to Dixon Hughes Goodman LLP. Such consolidated financial statements have been attached as an appendix hereto in reliance on the reports of such firms given upon their authority as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

If the merger is completed, Surrey will not have public shareholders and there will be no public participation in any future meeting of shareholders. However, if the merger is not completed or if Surrey is otherwise required to do so under applicable laws, Surrey will hold a 2023 annual meeting of shareholders. Any shareholder nominations or proposals for open business intended to be presented at Surrey’s 2023 annual meeting must be submitted to Surrey not less than seven nor more than 50 days prior to the date of the 2023 annual meeting, if any.

WHERE YOU CAN FIND MORE INFORMATION

First Community files annual, quarterly, current and special reports, proxy statements and other information with the SEC. These filings are available over the Internet from the SEC’s web site at www.sec.gov.

First Community maintains an Internet site that contains information about First Community and its subsidiaries at www.ir.fcbresource.com. Surrey also maintains an Internet site that contains information about Surrey and its subsidiaries at www.surreybank.com. The reports and other information filed by First Community with the SEC are available through its Internet website. The annual reports of Surrey are available on Surrey’s website at www.surreybank.com under the tab “About Us” and then under the heading “Investor Relations” and “Shareholder Relations”. The Internet website addresses of First Community and Surrey are provided as inactive textual references only. The information provided on the Internet websites of First Community and Surrey, other than the documents regarding First Community attached as appendices to this proxy statement/prospectus, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

This proxy statement/prospectus is part of a Registration Statement on Form S-4 that First Community has filed with the SEC with respect to the First Community common stock to be issued in the merger. This proxy statement/prospectus constitutes a prospectus of First Community and a proxy statement of Surrey for its special meeting. As permitted by the SEC, this proxy statement/prospectus does not contain all of the information contained in the Registration Statement. You may obtain copies of the Registration Statement on Form S-4 and any amendments thereto, in the manner described above.

Statements contained in this proxy statement/prospectus, including in any document attached as an appendix hereto regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.

Set forth below is a list of the documents previously filed with the SEC by First Community under the Exchange Act that are attached as appendices to this proxy statement/prospectus.

●	Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023 (Appendix D);
●	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 16, 2022 (Appendix E); and
●	Current Report on Form 8-K, filed with the SEC on January 24, 2023 (Appendix F).

You may request additional documents previously filed with the SEC by First Community under the Exchange Act. Except for those documents attached as appendices to this proxy statement/prospectus, such documents are not a part of this proxy statement/prospectus. If you would like to request documents from First Community, please send a request in writing or by telephone to First Community at the following address:

P.O. Box 989

Bluefield, Virginia 24605-0989

Attention: Secretary

(276) 326-9000

Surrey does not file reports or other information with the SEC. If you would like to request documents from Surrey, please send a request in writing or by telephone to Surrey at the following address:

145 North Renfro Street

Mount Airy, North Carolina 27030

Attention: Edward C. Ashby, III

(336) 783-3900

Appendix A

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF NOVEMBER 17, 2022

BY AND BETWEEN

FIRST COMMUNITY BANKSHARES, INC.

AND

SURREY BANCORP

Page

ARTICLE I DEFINITIONS		A-1
ARTICLE II THE MERGER		A-6
2.1	The Merger	A-6
2.2	Closing	A-6
2.3	Effective Time	A-6
2.4	Effects of the Merger	A-7
2.5	Effect on Outstanding Shares of Company Stock	A-7
2.6	Appraisal Rights	A-7
2.7	Exchange Procedures	A-8
2.8	Effect on Outstanding Shares of Purchaser Common Stock	A-9
2.9	Directors of Surviving Corporation After Effective Time	A-9
2.10	Articles of Incorporation and Bylaws	A-9
2.11	Treatment of Restricted Stock Awards	A-10
2.12	Bank Merger	A-10
2.13	Alternative Structure	A-10
2.14	Absence of Control	A-10
2.15	Additional Actions	A-10
2.16	Withholding	A-10
ARTICLE III REPRESENTATIONS AND WARRANTIES		A-11
3.1	Disclosure Letters; Standard	A-11
3.2	Representations and Warranties of the Company	A-11
3.3	Representations and Warranties of Purchaser	A-27
ARTICLE IV CONDUCT PENDING THE MERGER		A-35
4.1	Forbearances by the Company	A-35
4.2	Forbearances by Purchaser	A-38
ARTICLE V COVENANTS		A-39
5.1	Acquisition Proposals	A-39
5.2	Advice of Changes	A-40
5.3	Access and Information	A-40
5.4	Applications; Consents	A-41
5.5	Anti-Takeover Provisions	A-42
5.6	Additional Agreements	A-42
5.7	Publicity	A-42
5.8	Shareholder Meeting	A-42
5.9	Registration of Purchaser Common Stock	A-43
5.10	Notification of Certain Matters	A-44
5.11	Employee Benefit Matters	A-44
5.12	Indemnification	A-46
5.13	Shareholder Litigation	A-47
5.14	Disclosure Supplements	A-47
5.15	Director Appointments	A-47
5.16	Dividends	A-47
5.17	Loan Program Credentialing	A-47
ARTICLE VI CONDITIONS TO CONSUMMATION		A-47
6.1	Conditions to Each Party’s Obligations	A-47
6.2	Conditions to the Obligations of Purchaser	A-48
6.3	Conditions to the Obligations of the Company	A-49
ARTICLE VII TERMINATION		A-49
7.1	Termination	A-49
7.2	Termination Fee; Expenses	A-51
7.3	Effect of Termination	A-51
ARTICLE VIII CERTAIN OTHER MATTERS		A-51

A-i

8.1	Interpretation	A-51
8.2	Survival	A-51
8.3	Waiver; Amendment	A-52
8.4	Counterparts	A-52
8.5	Governing Law	A-52
8.6	Expenses	A-52
8.7	Notices	A-52
8.8	Entire Agreement; etc	A-53
8.9	Successors and Assigns; Assignment	A-53
8.10	Severability	A-53
8.11	Specific Performance	A-53
8.12	Waiver of Jury Trial	A-53
8.13	Delivery by Facsimile or Electronic Transmission	A-53

Exhibit A Form of Company Voting Agreement

Exhibit B Bank Agreement and Plan of Merger

A-ii

AGREEMENT AND PLAN OF MERGER

This is an Agreement and Plan of Merger, dated as of November 17, 2022, by and between First Community Bankshares, Inc., a Virginia corporation (“Purchaser”), and Surrey Bancorp, a North Carolina corporation (the “Company”).

INTRODUCTORY STATEMENT

The Boards of Directors of each of Purchaser and the Company have unanimously determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the respective best interests of Purchaser and the Company and in the best interests of their respective shareholders.

The parties hereto intend that the Merger (as defined herein) shall qualify as a “reorganization” under the provisions of Section 368(a) of the IRC (as defined herein) for federal income tax purposes and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the IRC.

Purchaser and the Company each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Purchaser’s willingness to enter into this Agreement, each member of the Board of Directors of the Company has entered into an agreement dated as of the date hereof in the form of Exhibit A, pursuant to which he or she will vote his or her shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby (each, a “Company Voting Agreement”).

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I.
DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Additional Cash Payment Per Share	Section 7.1(g)(ii)(b)
ALLL	Section 3.2(h)(ii)
Appraisal Shares	Section 2.6
Appraisal Shareholder	Section 2.6
Articles of Merger	Section 2.3
Audited Financial Statements	Section 3.2(h)(i)
Average Index Price	Section 7.1(g)
Average Purchaser Stock Price	Section 7.1(g)
Bank Call Reports	Section 3.2(h)(ii)
Bank Merger	Section 2.12
Bank Merger Certificates	Section 2.12
BHCA Burdensome Condition	Section 3.2(a) Section 5.6
Change of Recommendation	Section 5.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Bank	Section 2.2
Company Benefit Plans	Section 3.2(r)(i)
Company Contract	Section 3.2(o)(ii)

Defined Term	Location of Definition
Company ERISA Affiliate	Section 3.2(r)(i)
Company Intellectual Property	Section 3.2(p)(i)
Company IT Systems	Section 3.2(p)(ii)
Company Qualified Plans	Section 3.2(r)(iv)
Company Shareholder Meeting	Section 5.8(a)
Company Voting Agreement	Introductory Statement
Confidentiality Agreement	Section 5.1(a)
Continuing Employee	Section 5.11(a)
Designated Directors	Section 5.15
Disclosure Letter	Section 3.1(a)
DOL	Section 3.2(r)(ii)
Effective Time	Section 2.3
Enforceability Exceptions	Section 3.2(d)
Exchange Agent	Section 2.7(a)
Exchange Ratio	Section 2.5(a)
Financial Statements	Section 3.2(h)(i)
Indemnified Party	Section 5.12(a)
Index Ratio	Section 7.1(g)(ii)
Letter of Transmittal	Section 2.7(a)
Liabilities	Section 3.2(i)
Malicious Code	Section 3.2(p)(ii)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Multiemployer Plan	Section 3.2(r)(vi)
Multiple Employer Plan	Section 3.2(r)(vi)
NCCOB	Section 3.2(f)
OREO	Section 4.1(d)
Outside Date	Section 7.1(d)
Personal Information PBGC	Section 3.2(p)(ii) Section 3.2(r)(ii)
Premium Cap	Section 5.12(c)
Privacy Obligations	Section 3.2(p)(ii)
Proxy Statement-Prospectus	Section 5.9(a)
Purchaser	Preamble
Purchaser Bank	Section 2.2
Purchaser Benefit Plans	Section 3.3(q)(i)
Purchaser Contract	Section 3.3(p)(i)
Purchaser ERISA Affiliate	Section 3.3(q)(i)
Purchaser IT Systems	Section 3.3(x)
Purchaser Preferred Stock	Section 3.3(c)(i)
Purchaser Qualified Plans	Section 3.3(q)(iii)
Purchaser Ratio	Section 7.1(g)(ii)
Purchaser Reports	Section 3.3(h)
Representatives	Section 5.1(a)
Requisite Company Vote	Section 7.1(b)
SBA	Section 3.2(w)(iii)
Starting Index Price	Section 7.1(g)
Starting Purchaser Price	Section 7.1(g)
Surviving Corporation	Section 2.1
Termination Fee	Section 7.2(a)
Unvested Company Restricted Stock	Section 2.11
USDA	Section 3.2(w)(iii)
VSCCBFI	Section 3.2(f)

For purposes of this Agreement:

“Acquisition Proposal” means any indication of interest, proposal or offer, whether or not in writing, with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the Company’s consolidated assets in a single transaction or series of transactions or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries; (iii) any tender offer or exchange offer for 20% or more of the outstanding voting or equity securities of the Company or any of its Subsidiaries or the filing of a registration statement under the Securities Act in connection therewith; (iv) any transaction that is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing; or (v) any public announcement, notice or regulatory filing of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Affiliate” means, with respect to a Person, any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with such Person.

“Agreement” means this Agreement and Plan of Merger, including the exhibits and schedules hereto, each as amended, modified or restated from time to time in accordance with its terms.

“Business Day” means any day other than a Saturday, Sunday or federal holiday.

“Certificate” means a certificate evidencing one or more shares of Company Common Stock or Company Class A Common Stock held by the respective holders of such shares.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Company 401(k) Plan” means the Pentegra Defined Contribution Plan for Financial Institutions.

“Company Class A Common Stock” means that portion of the common stock of the Company designated as Class A Common Stock, having no par value per share and no voting rights, except as otherwise required by applicable law.

“Company Common Stock” means that portion of the common stock of the Company designated as Common Stock, having no par value per share and unlimited voting rights.

“Company Preferred Stock” means the preferred stock, no par value per share, of the Company.

“Company Restricted Stock Plan” means the 2017 Long-Term Stock Incentive Plan of the Company.

“Consumer Protection Laws” means, collectively, the Consumer Financial Protection Act of 2010, Public Law 111-203, enacted as Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; the enumerated consumer laws set forth in 12 U.S.C. Section 5481(12) (including, for the avoidance of doubt, the USA PATRIOT Act of 2001 and the Telephone Consumer Protection Act of 1991); the identity theft red flags provisions of the Fair Credit Reporting Act set forth in 15 U.S.C. Section 1681m(e); Section 5 of the Federal Trade Commission Act set forth in 15 U.S.C. Section 45; all state and local consumer protection and unfair or deceptive trade practices laws, and all other laws that apply to the Company and its Subsidiaries that have the intent or effect to protect their respective consumer customers against the acts, errors or omissions of Company and its Subsidiaries, and all licensing requirements, regulations, guidelines, policies, and guidance implementing the aforementioned laws.

“CRA” means the Community Reinvestment Act of 1977, as amended.

“Determination Date” shall mean the latest of: (i) the date on which the last regulatory approval necessary is received (disregarding any waiting period) to meet the condition in Section 6.1(b); or (ii) the date on which the Requisite Company Vote is received.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, code, order or regulation relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Excluded Shares” means Appraisal Shares and shares of Company Common Stock and Company Class A Common Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, by Purchaser, by the Company or by a Subsidiary of either Purchaser or the Company.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“FHLB” means the Federal Home Loan Bank of Atlanta.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, court, commission, or other administrative entity or SRO.

“Hazardous Material” means any substance (whether solid, liquid or gas) that is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by- product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“IRC” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to Purchaser, the actual knowledge of those senior officers set forth in Purchaser’s Disclosure Letter and, with respect to the Company, the actual knowledge of those senior officers set forth in the Company’s Disclosure Letter.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee, participation interest in a loan, or other extension of credit.

“Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect, circumstance, occurrence or change that, individually or in the aggregate (A) is material and adverse to the business, financial condition or results of operations of the Company or Purchaser, as the context may dictate, and its Subsidiaries, taken as a whole, or (B) materially prevents, impairs or threatens the ability of either the Company or Purchaser, as the context may dictate, to perform its obligations under this Agreement or timely consummate the transactions contemplated by this Agreement; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes, after the date hereof, in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes, after the date hereof, in economic conditions affecting financial institutions generally, including, but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Purchaser or the Company required under this Agreement, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, (iv) worsening of national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, (v) natural disaster or other force majeure event, and (vi) any failure, in and of itself, to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (vi), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Material Adverse Effect pursuant to any other clause of this definition) shall not be considered in determining if a Material Adverse Effect has occurred, except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such effect, circumstance, occurrence or change are materially disproportionately adverse to the business, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, as compared to comparable U.S. banking organizations.

“NASDAQ” means NASDAQ Global Select Market.

“NCBCA” means the North Carolina Business Corporation Act.

“NCSOS” means the North Carolina Secretary of State.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) of the facility and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Purchaser Common Stock” means the voting common stock, $1.00 par value per share, of Purchaser.

“Registration Statement” means a registration statement on Form S-4 (and any amendments or supplements thereto) with respect to the issuance of Purchaser Common Stock in the Merger.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Significant Subsidiary” means as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act, substituting as applicable, the Company or Purchaser as the “registrant.”

“SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

“Subsidiary” means a corporation, limited liability company, partnership, joint venture or other entity in which the Company or Purchaser, as applicable, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that: (i) the Company’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of the Company than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s Board of Directors, including without limitation, the amount and form of consideration, the timing of payment, the liquidity of the offeror’s common stock, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by Purchaser in response to such Acquisition Proposal)); (ii) is for 100% of the outstanding shares of Company Common Stock and Company Class A Common Stock or all or substantially all of the assets of the Company; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

“Taxes” means all federal, state, local, and foreign income, excise, franchise, gross receipts, ad valorem, profits, real and personal property, capital, sales, transfer, use, license, and gains, payroll, wage and employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

“VASCC” means the Virginia State Corporation Commission.

“VSCA” means the Virginia Stock Corporation Act, as amended.

ARTICLE II.
THE MERGER

2.1         The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Purchaser (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease. Purchaser shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the VSCA and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2         Closing. The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and time as agreed to by the parties hereto and the parties agree to cause the date of the Closing (the “Closing Date”) to occur on the date that is immediately prior to the conversion of the data processing systems of Surrey Bank & Trust, a wholly-owned subsidiary of the Company (“Company Bank”), with the data processing systems of First Community Bank, a wholly-owned subsidiary of Purchaser (“Purchaser Bank”); provided, that if such date shall not have occurred by April 21, 2023, then the parties shall cause the Closing Date to occur on the date that is fifteen (15) calendar days following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree.

2.3         Effective Time. In connection with the Closing, Purchaser and the Company shall duly execute and deliver articles of merger to the VASCC and NCSOS, to the extent required by the relevant provision of the VSCA and the NCBCA (the “Articles of Merger”). The Merger shall become effective on such date and time as the Articles of Merger are duly filed or at such later date or time as Purchaser and the Company agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4         Effects of the Merger. The Merger will have the effects set forth in this Agreement, the VSCA and the NCBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Purchaser shall possess all the properties, rights, privileges, powers and franchises of the Company and be subject to all of the debts, liabilities and obligations of the Company.

2.5         Effect on Outstanding Shares of Company Stock.

(a)         Subject to Section 2.5(b), by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Company Common Stock and Company Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall become and be converted into the right to receive, without interest, 0.7159 shares (the “Exchange Ratio”) of Purchaser Common Stock (the “Merger Consideration”).

(b)         Notwithstanding any other provision of this Agreement, no fraction of a share of Purchaser Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Purchaser shall pay to each holder of Company Common Stock and Company Class A Common Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Average Purchaser Stock Price.

(c)         If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock, Company Common Stock, or Company Class A Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or into a different kind of shares or securities by reason of any stock dividend, stock repurchase, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar change in capitalization, or there shall be any extraordinary dividend or distribution (for the avoidance of doubt, any quarterly cash dividend declared by the Company or Purchaser or any other dividend declared by the Company as contemplated by Section 4.1(c) of the Company’s Disclosure Letter shall not be considered an extraordinary dividend or distribution for the purposes of this subsection) paid, the Exchange Ratio shall be adjusted appropriately and proportionately to provide the holders of Company Common Stock and Company Class A Common Stock the same economic effect as contemplated by this Agreement before such event; provided, that nothing in this sentence shall be construed to permit Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement. Notwithstanding any other provisions of this Section 2.5(c), no adjustment shall be made in the event of the issuance of additional shares of Purchaser Common Stock as consideration in a transaction where Purchaser is the surviving corporation or in connection with any offering of shares where Purchaser receives consideration in exchange for the shares so offered.

(d)         As of the Effective Time, except for Appraisal Shares, each Excluded Share shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Purchaser Common Stock that are held by the Company, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares.

2.6         Appraisal Rights. Each outstanding share of Company Common Stock and Company Class A Common Stock, the holder of which has perfected his right to appraisal under the NCBCA (an “Appraisal Shareholder”) and has not effectively withdrawn or lost such right as of the Effective Time (the “Appraisal Shares”) shall not be converted into or represent the right to receive the Merger Consideration hereunder and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the NCBCA. Each holder of an Appraisal Share shall be entitled to receive the value of such Appraisal Share held by him in accordance with the applicable provisions of the NCBCA; provided, that such holder complies with the procedures contemplated by and set forth in the applicable provisions of the NCBCA. If any holder of any Appraisal Share shall effectively withdraw or lose such holder’s appraisal rights under the applicable provisions of the NCBCA, each such Appraisal Share shall be exchangeable for the right to receive the Merger Consideration pursuant to Section 2.5(a). The Company shall promptly notify Purchaser of each shareholder who asserts rights as an Appraisal Shareholder following receipt of such shareholder’s written demand delivered as provided in the NCBCA. Prior to the Effective Time, the Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment or commit or agree to make any payment, or settle or commit or offer to settle, any rights of an Appraisal Shareholder asserted under the NCBCA.

2.7         Exchange Procedures.

(a)         At or before the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with an exchange agent company designated by Purchaser and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement entered into before the Closing, for the benefit of the holders of record of shares of Company Common Stock and Company Class A Common Stock, whose shares have been converted into the right to receive the Merger Consideration, for exchange in accordance with this Section 2.7, (i) the number of shares of Purchaser Common Stock sufficient to deliver the aggregate Merger Consideration to be delivered in whole shares and (ii) any cash payable in lieu of fractional shares pursuant to Section 2.5(b), and Purchaser shall instruct the Exchange Agent to timely deliver the Merger Consideration. Appropriate transmittal materials, which shall include a form letter of transmittal for each holder to utilize to exchange the holder’s shares (“Letter of Transmittal”), shall be mailed as soon as practicable after the Effective Time to each holder of record of Company Common Stock and Company Class A Common Stock. Where shares of Company Common Stock and/or Company Class A Common Stock are represented by one of more Certificates, a completed Letter of Transmittal from a holder to the Exchange Agent will be deemed properly completed only if the completed Letter of Transmittal is accompanied by one or more Certificates representing Company Common Stock and Company Class A Common Stock (or customary affidavits and, if required by Purchaser pursuant to Section 2.7(h), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock and Company Class A Common Stock to be converted thereby. Except as otherwise provided in this Section 2.7(a), Purchaser shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Merger Consideration as provided in Section 2.7.

(b)         At and after the Effective Time, each Certificate and book entry notation evidencing ownership of shares of Company Common Stock or Company Class A Common Stock shall represent only the right to receive the Merger Consideration, and as to Appraisal Shares, shall represent only the right to receive applicable payments as set forth in Section 2.6. The Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(c)         The transmittal materials shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Purchaser may reasonably determine, (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, and (iv) shall contain appropriate instructions for the distribution of the Merger Consideration to holders of Company Common Stock and Company Class A Common Stock held in book entry notation form in the Company’s stock records. Upon (i) the proper surrender of any Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal or (ii) the delivery of properly completed instructions effecting surrender of shares the ownership of which is evidenced by book entry notations, the holder of such shares of Company Common Stock and Company Class A Common Stock shall be entitled to receive in exchange therefor a statement reflecting shares issued in book entry form, representing that number of whole shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 2.5(a) and a check in the amount equal to any cash in lieu of fractional shares such holder is entitled to pursuant to Section 2.5(b) and any dividends or other distributions to which such holder is entitled to pursuant to Section 2.7(d). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Purchaser Common Stock and cash in lieu of fractional shares as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Purchaser Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto. If there is a transfer of ownership of any shares of Company Common Stock or Company Class A Common Stock not registered in the transfer records of the Company, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Company Common Stock or Company Class A Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Purchaser and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(d)         No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Common Stock issued pursuant to this Agreement shall be remitted to any Person entitled to receive shares of Purchaser Common Stock hereunder until such Person surrenders his or her Certificates or effects surrender of his or her shares the ownership of which is evidenced by book entry notations in accordance with this Section 2.7. Upon the surrender of such Person’s Certificates or surrender of shares the ownership of which is evidenced by book entry notations, such Person shall be entitled to receive any dividends or other distributions, without interest thereon, which after the Effective Time had become payable but not paid with respect to shares of Purchaser Common Stock represented by such Person’s Certificates or such book entry notations.

(e)         The stock transfer books of the Company shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock or Company Class A Common Stock. If, after the Effective Time, Certificates are presented to Purchaser, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(f)         Any portion of the aggregate amount of cash to be paid in lieu of a fraction of a share of Purchaser Common Stock pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remain unclaimed by the holders of Company Common Stock or Company Class A Common Stock for six (6) months after the Effective Time shall be repaid by the Exchange Agent to Purchaser upon the written request of Purchaser. After such request is made, each holder of Company Common Stock or Company Class A Common Stock who has not theretofore complied with this Section 2.7 shall look only to Purchaser for the Merger Consideration deliverable in respect of each share of Company Common Stock or Company Class A Common Stock such shareholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any Affiliate thereof) shall be liable to any former holder of Company Common Stock or Company Class A Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)         Purchaser and the Exchange Agent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. The Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. In the event of a dispute with respect to ownership of stock represented by any Certificate, Purchaser and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(h)         If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and the posting by such Person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8         Effect on Outstanding Shares of Purchaser Common Stock. At the Effective Time, and except as provided in Section 2.5(d), each share of Purchaser Common Stock issued and outstanding immediately before the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9         Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Purchaser serving immediately before the Effective Time.

2.10         Articles of Incorporation and Bylaws. The articles of incorporation of Purchaser, as in effect immediately before the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of Purchaser, as in effect immediately before the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.11         Treatment of Restricted Stock Awards. At the Effective Time, each share of restricted stock awarded to any employee or service provider of the Company or any of its Subsidiaries under the Company Restricted Stock Plan that is unvested and subject to restrictions (“Unvested Company Restricted Stock”) shall fully vest only in accordance with the terms of the Company Restricted Stock Plan and the applicable award agreement, and be canceled and converted automatically into the right to receive the Merger Consideration payable pursuant to Section 2.5 on the shares of Company Common Stock underlying the Unvested Company Restricted Stock, treating the shares of Unvested Company Restricted Stock in the same manner as all other shares of Company Common Stock for such purposes.

2.12         Bank Merger. Upon the execution and delivery of this Agreement, Purchaser Bank and Company Bank shall enter into the Bank Agreement and Plan of Merger, in the form attached hereto as Exhibit B, pursuant to which Company Bank shall merge with and into Purchaser Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective immediately following the Effective Time. Prior to the Effective Time, the Company shall cause Company Bank, and Purchaser shall cause Purchaser Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

2.13         Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Purchaser may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Purchaser may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iii) adversely limit or impact the qualification of the Merger as a “reorganization” under the provisions of Section 368(a) of the IRC. If Purchaser elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.14         Absence of Control. It is the intent of the parties hereto that Purchaser, by reason of this Agreement, shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company or its Subsidiaries or to exercise, directly or indirectly, a controlling influence over the management, policies or operation of the Company or its Subsidiaries. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time or shall give the Company, directly or indirectly, the right to control or direct the management, policies or operation of Purchaser. Prior to the Effective Time, (a) each of Purchaser and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective management, policies and operation, (b) the Company shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws and (c) the Company shall not be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

2.15         Additional Actions. If, at any time after the Effective Time, Purchaser or Purchaser Bank shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Purchaser or Purchaser Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company or Company Bank, or (ii) otherwise carry out the purposes of this Agreement, Company Bank, the Company and their respective officers and directors shall be deemed to have granted to Purchaser and Purchaser Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Purchaser or Purchaser Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company or Company Bank or (b) otherwise carry out the purposes of this Agreement, and the respective officers and directors of Purchaser or Purchaser Bank are authorized in the name of the Company or Company Bank or otherwise to take any and all such action.

2.16         Withholding. Purchaser or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock or Company Class A Common Stock such amounts as Purchaser (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. federal, state, local or non-U.S. income tax law. To the extent that such amounts are properly withheld by Purchaser or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Class A Common Stock in respect of whom such deduction and withholding were made by Purchaser or the Exchange Agent.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1         Disclosure Letters; Standard.

(a)         Before the execution and delivery of this Agreement, Purchaser and the Company have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate). Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure (notwithstanding the absence of a specific cross reference) that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement. Documents, but not required Disclosure Letter items, are deemed to have been made available by Purchaser to the Company or by the Company to Purchaser if such documents (i) were included in the virtual data room of a party at least one (1) calendar day prior to the date hereof or (ii) are available on the website of the SEC through its Electronic Data Gathering, Analysis and Retrieval system (EDGAR).

(b)         No representation or warranty of the Company or Purchaser contained in Sections 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c) and 3.3(c), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(b), 3.2(d), 3.2(e)(i) and (ii), 3.2(j)(i) and (ii), 3.2(r), 3.2(u), 3.2(x), 3.3(a), 3.3(b)(with respect to Significant Subsidiaries only), 3.3(d), 3.3(e)(i) and (ii), 3.3(k), and 3.3(s), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or Purchaser, as the case may be (it being understood that, except with respect to Sections 3.2(j)(i) and 3.3(k), for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2         Representations and Warranties of the Company. Except (i) as disclosed in the Company’s Disclosure Letter and (ii) for information and documents commonly known as “confidential supervisory information” to the extent prohibited by applicable law from disclosure (and as to which nothing in this Agreement shall require disclosure), the Company represents and warrants to Purchaser that:

(a)         Organization and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of North Carolina and properly registered with the Federal Reserve as a bank holding company and all other required state and federal regulatory agencies. The Company has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. The Company is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. The Company engages only in activities, and holds properties only of the types, permitted to bank holding companies by the Bank Holding Company Act of 1956, as amended, and the rules, regulations and interpretations promulgated thereunder (collectively, the “BHCA”).

(b)         Subsidiaries.

(i)         The Company’s Disclosure Letter sets forth with respect to each of the Company’s direct and indirect Subsidiaries its name, its jurisdiction of its organization, the Company’s percentage ownership, the number of shares of stock or other equity interests owned or controlled by the Company and the name and number of shares held by any other person who owns any stock of the Subsidiary. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to the Company’s right to vote or dispose of any equity securities of its Subsidiaries. The Company’s ownership interest in each of its Subsidiaries complies with all applicable laws, rules and regulations relating to equity investments by bank holding companies or by North Carolina state-chartered banks.

(ii)         Each of the Company’s Subsidiaries is a corporation or limited liability company duly organized and validly existing under the laws of its jurisdiction of organization, has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign business entity to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company.

(iii)         The outstanding shares of capital stock, membership interests, or other representations of equity interest of each Subsidiary of the Company have been validly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. No shares of capital stock or other equity interests of any such Subsidiary are or may be required to be issued by virtue of any options, warrants or other rights, no securities or other equity interests exist that are convertible into or exchangeable for shares of such capital stock or other equity interests or any other debt or equity security of any such Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any such Subsidiary or options, warrants or other rights with respect to such securities.

(iv)         Company Bank is a bank chartered by the State of North Carolina. No Subsidiary of the Company other than Company Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Company Bank deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. Company Bank is a member in good standing of the FHLB and of the FDIC and owns the requisite amount of stock in each institution.

(c)         Capital Structure.

(i)         The authorized capital stock of the Company consists of 11,000,000 shares divided into 10,000,000 shares of common stock and 1,000,000 shares of Company Preferred Stock. The Company’s common stock is divided into two classes, of which 9,000,000 shares are designated Company Common Stock and 1,000,000 shares are designated Company Class A Common Stock.

(ii)         As of the date of this Agreement:

(A)         4,099,788 shares of Company Common Stock are issued and outstanding, all of which are validly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and were issued in full compliance with all applicable laws;

(B)         87,095 shares of Class A Common Stock are issued and outstanding, all of which are validly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and were issued in full compliance with all applicable laws;

(C)         40,000 shares of Company Common Stock are reserved for issuance pursuant to the Company Restricted Stock Plan, of which amount 12,900 shares of Unvested Company Restricted Stock were previously issued to award recipients. Set forth in Section 3.2(c)(ii)(C) of the Company’s Disclosure Letter is a complete and accurate list of all unvested awards under the Company Restricted Stock Plan, including names of recipients, award dates, and vesting schedules;

(D)         No shares of the Company Preferred Stock have been issued or are outstanding.

(iii)         Except for the Unvested Company Restricted Stock, no stock options or other rights to purchase Company Common Stock, Company Class A Common Stock, or Company Preferred Stock are issued or outstanding.

(iv)         No bonds, debentures, notes or other indebtedness, in each case having the right to vote on any matters on which shareholders of the Company may vote, are issued or outstanding.

(v)         Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (B) neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, puts, calls, rights, convertible securities, commitments or agreements of any character obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of the Company (including any rights plan or agreement and including any cash awards where the amount of payment is determined in whole or in part on the price of any capital stock of the Company or its Subsidiaries) or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, put, call, right, convertible security, commitment or agreement. Except as set forth in this Section 3.2(c), neither the Company nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on shares of Company Common Stock, or any other security of the Company or a Subsidiary of the Company or any securities representing the right to vote, purchase or otherwise receive any shares of Company Common Stock or any other security of the Company or a Subsidiary of the Company. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(vi)         Other than the Company Voting Agreements and except as otherwise contemplated in Section 5.8 of this Agreement, there are no voting trusts, shareholder agreements, proxies or similar agreements to which the Company or any of its Subsidiaries has a contractual obligation in effect with respect to the voting or transfer of Company Common Stock or other voting securities or equity interests of the Company or granting any shareholder or other person any registration rights. The Company does not have in effect a “poison pill” or similar shareholder rights plan.

(d)         Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.2(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Company’s Board of Directors or the Board of Directors of Company Bank, as applicable, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of each of the Company Common Stock and Company Class A Common Stock entitled to be cast, each voting as a separate voting group. The Company’s Board of Directors has unanimously determined that this Agreement is advisable and has directed that this Agreement be submitted to the Company’s shareholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommends that the shareholders approve and adopt this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and similar laws relating to or affecting insured depository institutions or their parent companies or creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity (the “Enforceability Exceptions”).

(e)         No Violations. The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which the Company or any of its Subsidiaries (or any of their respective properties or assets) is subject, (ii) violate the articles of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or the loss of any benefit under, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f)         Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the Virginia State Corporation Commission Bureau of Financial Institutions (“VSCCBFI”) and the North Carolina Office of the Commissioner of Banks (“NCCOB”), (ii) the filing with the SEC of a Proxy Statement-Prospectus in definitive form relating to the meeting of the Company’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such Proxy Statement-Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the VASCC and the NCSOS pursuant to the VSCA and the NCBCA and the filing of the Bank Merger Certificates, (iv) filing with NASDAQ of a notification or application of the listing of the shares of Purchaser Common Stock to be issued in the Merger, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement, and (vi) the approval by the Company’s shareholders required to approve the Merger under North Carolina law, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, the Company has no Knowledge of any reason pertaining to the Company why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g)         Governmental Filings. The Company and each of its Subsidiaries has timely filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2020 with the FDIC, the Federal Reserve, the NCCOB or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended to comply promptly following discovery of such noncompliance).

(h)         Financial Statements.

(i)         The Company has previously made available to Purchaser correct and complete copies of (A) the consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2021, 2020 and 2019 and related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021, together with the notes thereto, accompanied by the audit report of the Company’s independent auditor (the “Audited Financial Statements”) and (B) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2022, and related consolidated statement of income, and comprehensive income for the nine (9) month period ended September 30, 2022 (such unaudited financial statements, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements were prepared from the books and records of the Company and its Subsidiaries, fairly present the consolidated financial position of the Company and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, and except as set forth on Section 3.2(h) of the Company’s Disclosure Letter, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for the nine (9) month period ended September 30, 2022 are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations and GAAP. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions. As of the date of this Agreement, the Company’s independent auditor, Elliott Davis PLLC, has not resigned (or informed the Company that it intends to resign) or been dismissed as independent auditor of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(ii)         The Company has made available to Purchaser true and complete copies of the Reports of Condition and Income as of December 31, 2021, December 31, 2020, December 31, 2019 and June 30, 2020 (the “Bank Call Reports”) for Company Bank. The Bank Call Reports fairly present, in all material respects, the financial position of Company Bank and the results of its operations at the date and for the applicable period indicated in each Bank Call Report in conformity with the instructions to such Bank Call Report. The Bank Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. Company Bank has calculated its allowance for loan and lease losses (“ALLL”) in accordance with regulatory accounting principles, including the Instructions for Preparation of Consolidated Reports of Condition and Income and the Interagency Policy Statement on the Allowance for Loan and Lease Losses as applied to banking institutions and in accordance with all applicable rules and regulations.

(i)         Undisclosed Liabilities. Except as set forth in Section 3.2(i) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due, “Liabilities”) other than Liabilities reflected on or reserved against in the consolidated balance sheet of the Company as of December 31, 2021, except for (i) Liabilities incurred since December 31, 2021 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar Liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company and (ii) Liabilities incurred for legal, accounting, financial advising fees and out-of-pocket or other expenses or fees in connection with the transactions contemplated by this Agreement.

(j)         Absence of Certain Changes or Events.

(i)         Since December 31, 2021, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on the Company.

(ii)         Since December 31, 2021, none of the Company or any of its Subsidiaries have taken any action that would be prohibited by clauses (b)(i), (c), (d), (e), (h), (j), (k), (n), (o) or (p) of Section 4.1 if taken after the date hereof.

(k)         Litigation. There are no material suits, actions or legal, administrative or arbitration or other proceedings, or investigations of any nature pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Company or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its Subsidiaries). Since January 1, 2020, (i) there have been no investigations, subpoenas, written demands, or document requests received by the Company or any of its Subsidiaries from any Governmental Entity (other than in the ordinary course of business) and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such investigation, subpoena, written demand, or document request.

(l)         Absence of Regulatory Actions. Since January 1, 2020, neither the Company nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been ordered to pay any civil money penalty by, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of the Company or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the Knowledge of the Company, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of the Company or its Subsidiaries.

(m)         Compliance with Laws.

(i)         The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, consumer lending, holding consumer assets, processing consumer payments, consumer advertising and disclosures and unfair, deceptive or abusive acts or practices, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. The Company and each of its Subsidiaries has, and has had at all times since January 1, 2020, all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(ii)         The Company and each of its Subsidiaries, as applicable, maintains a written consumer compliance program that maintains procedures and controls reasonably designed to ensure compliance with applicable Consumer Protection Laws. All relevant employees of and consultants to the Company and its Subsidiaries, as applicable, have been informed of the applicable consumer compliance policies.

(iii)         To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries is under investigation by any Governmental Entity for a violation of any applicable Consumer Protection Laws, and (ii) there are no asserted or threatened claims, notices or administrative or court complaints against the Company or any of its Subsidiaries (whether by a Governmental Entity or any other party) relating to compliance with applicable Consumer Protection Laws by the Company, its Subsidiaries or any third parties acting on their behalf.

(iv)         Except for routine examinations conducted by a Governmental Authority in the ordinary course of the business of the Company or any of its Subsidiaries, no Governmental Entity has initiated any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2020. There is no unresolved violation, criticism or exception by any Governmental Entity with respect to any report or statement relating to any examinations of the Company and its Subsidiaries. Except for routine examinations conducted by a Governmental Entity in the ordinary course of business of the Company or any of its Subsidiaries, no examination of the Company or any of its Subsidiaries by any Governmental Entity has taken place or is currently under way, and, to the Knowledge of the Company, no report of examination is pending.

(n)         Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s Financial Statements (in accordance with GAAP). There is no pending, or to the Knowledge of the Company, threatened, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of the Company or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where the Company or any of its Subsidiaries do not file tax returns that the Company or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s Financial Statements (in accordance with GAAP). The Company and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and the Company and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither the Company nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, which could require it to make any payments that would not be fully deductible under Section 162(m) of the IRC. The Company and each of its Subsidiaries has properly preserved all net operating losses and alternative minimum tax credits shown on the Company’s Audited Financial Statements.

(o)         Agreements.

(i)         The Company has previously made available to Purchaser, and Section 3.2(o) of the Company’s Disclosure Letter sets forth, any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of its Subsidiaries is a party or is bound:

(A)         with any director, officer or employee of the Company or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment or engagement of any directors, officers, employees or consultants; or (3) that relates to any benefit that will be increased, or the vesting or payment of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(B)         that (1) contains a non-compete or client, customer or employee non-solicitation requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries), (2) obligates the Company or any of its Affiliates (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, including, but not limited to, any service providers or vendors, or (3) requires referrals of business or requires the Company or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(C)         pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D)         that relates to borrowings of money (or guarantees thereof) by the Company or any of its Subsidiaries in an amount that exceeds $100,000, other than FHLB and Federal Reserve Bank of Richmond borrowings and repurchase agreements with customers, in each case entered into in the ordinary course of business consistent with past practice;

(E)         that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(F)         that limits or commits to the payment of dividends by the Company or any of its Subsidiaries;

(G)         that relates to the involvement of the Company or any Subsidiary in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H)         that relates to an acquisition, divestiture, merger or similar transaction and that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(I)         that is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $50,000 per annum;

(J)         that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum; or

(K)         that is not of the type described in clauses (A) through (J) above and that involved payments by, or to, the Company or any of its Subsidiaries in the fiscal year ended December 31, 2021, or that could reasonably be expected to involve such payments during the fiscal year ending December 31, 2022, of more than $100,000 (excluding Loans) or the termination of which would require payment by the Company or any of its Subsidiaries of an amount in excess of $100,000.

(ii)         Each contract, arrangement, commitment or understanding of the type described in this Section 3.2(o), whether set forth in Section 3.2(o) the Company’s Disclosure Letter or not, is referred to herein as a “Company Contract.” The Company has no Knowledge of any material violation of any Company Contract by any of the other parties thereto. Each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Contract. To the Knowledge of the Company, each counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

(iii)         Neither the Company nor any of its Subsidiaries is in default under (and no event has occurred that with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of the Company, no other party to any such agreement (excluding any Loan or extension of credit made by the Company or any of its Subsidiaries) is in default in any respect thereunder.

(p)         Intellectual Property; Company IT Systems.

(i)         The Company and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all intellectual property, including patents, copyrights, trade secrets, trade names, service marks and trademarks, material to its business. Section 3.2(p) of the Company’s Disclosure Letter sets forth a complete and correct list of all material patents, trademarks, trade names, service marks and copyrights owned by or licensed to the Company or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that the Company or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Company Intellectual Property”). With respect to each item of Company Intellectual Property owned by the Company or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Company Intellectual Property that the Company or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to the Company and the Subsidiaries. Neither the Company nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that the Company or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of the Company or any of its Subsidiaries.

(ii)         To the Knowledge of the Company, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of the Company or its Subsidiaries (collectively, the “Company IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Company’s consolidated business as currently conducted. Neither the Company nor any of its Subsidiaries has experienced within the past two (2) years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown, cyber incident, data breach, or other failure or deficiency of the Company IT Systems.  To the Knowledge of the Company, the Company and its Subsidiaries are, and at all times through the date of this Agreement have been, in compliance with all of their applicable contractual obligations and with all applicable laws, in each case, regarding data privacy or individually identifiable personal information relating to an identifiable or identified natural person (“Personal Information”), including with respect to the collection, storage, processing, dissemination, combination, transfer, disclosure and use of Personal Information (collectively, “Privacy Obligations”).  To the Knowledge of the Company, no Person has (i) gained unauthorized access to any of the Company IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on the Company or an obligation to notify any Governmental authority or (ii) alleged in writing that the Company or any of its Subsidiaries have breached any of their respective Privacy Obligations in any material respect.  The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices, designed to protect their products, services and the Company IT Systems from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement, or destruction of, software, data or other materials (“Malicious Code”).  To the Knowledge of the Company, the Company IT Systems or other assets used by the Company or any of its Subsidiaries, including any Company software, (i) are as of the date of this Agreement free from any material Malicious Code, and (ii) except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, have for the past two (2) years been free from any Malicious Code.

(q)         Labor Matters.

(i)         The Company and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither the Company nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of the Company, has any such proceeding been threatened, nor is there any strike, other labor dispute, claim or charge or organizational effort involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened. No employees of the Company or any of its Subsidiaries are represented by an labor organization.

(ii)         The Company’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of the Company and its Subsidiaries and any consultants or independent contractors providing services to the Company or any of its Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s date of hire and current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable. Section 3.2(q) of the Company’s Disclosure Letter also names any employee who is absent from work due to a leave of absence (including, but not limited to, in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who is receiving workers’ compensation or disability compensation. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(r)         Employee Benefit Plans.

(i)         Section 3.2(r)(i) of the Company’s Disclosure Letter sets forth all Company Benefit Plans and all multiple employer plans in which the Company or any of its Subsidiaries participates as an employer. For purposes of this Agreement, “Company Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) with respect to which the Company or any Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has any current or future obligation or liability or that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(ii)         The Company has heretofore made available to Purchaser true, correct and complete copies of the following documents with respect to each of the Company Benefit Plans and any Multiple Employer Plan in which the Company or any of its Subsidiaries participates as an employer, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Company Benefit Plan and any Multiple Employer Plan in which the Company or any of its Subsidiaries participates as an employer, (iii) where any Company Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any Company Benefit Plan and any Multiple Employer Plan in which the Company or any of its Subsidiaries participates as an employer, (vi) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(iii)         Each Company Benefit Plan and each Multiple Employer Plan in which the Company or any of its Subsidiaries participates as an employer has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither the Company nor any of its Subsidiaries, or, to the Knowledge of Company, any provider of any Multiple Employer Plan in which the Company or any of its Subsidiaries participates as an employer, has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Company Benefit Plan, and the Company has no Knowledge of any plan defect that would qualify for correction under any such program.

(iv)         Section 3.2(r)(iv) of the Company’s Disclosure Letter identifies each Company Benefit Plan, including, but not limited to, any Multiple Employer Plan in which the Company or any of its Subsidiaries participates as an employer, that is intended to be qualified under Section 401(a) of the IRC (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(v)         Each Company Benefit Plan that is subject to Section 409A of the IRC has been administered and documented in compliance with the requirements of Section 409A of the IRC, except where any non-compliance has not and cannot reasonably be expected to result in material liability to the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(vi)         None of the Company, its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, maintained, contributed to or been obligated to contribute to any “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA, any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(vii)         Except as disclosed in Section 3.2(r)(vii) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the IRC.

(viii)         All contributions required to be made to any Company Benefit Plan, and all contributions required to be made by Company or any of its Subsidiaries to any Multiple Employer Plan in which the Company or any of its Subsidiaries participates as an employer, by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, if and to the extent required by GAAP.

(ix)         There are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Knowledge of the Company, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, including, but not limited to, any Multiple Employer Plan that the Company or any of its Subsidiaries participates as an employer, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or such Multiple Employer Plan, or the assets of any of the trusts under any of the Company Benefit Plans or any such Multiple Employer Plan, that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Company Benefit Plan, or any other party.

(x)         To the Knowledge of the Company, none of the Company and its Subsidiaries nor any Company ERISA Affiliate nor any other Person, including any fiduciary of any Company Benefit Plan, including, but not limited to, any Multiple Employer Plan in which the Company or any of its Subsidiaries participates as an employer, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA) that could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate, any such Multiple Employer Plan or its Trust, provider or participating employers, or any Person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(xi)         Except as set forth in Section 3.2(r)(xi) of the Company’s Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the IRC. Except as disclosed in Section 3.2(r)(xi) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(xii)         No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the IRC, or otherwise. The Company has previously provided to the Purchaser true, correct and complete copies of Section 280G calculations (whether final or not) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(s)         Properties.

(i)         A list of all real property owned or leased by the Company or a Subsidiary of the Company is set forth in Section 3.2(s) of the Company’s Disclosure Letter. The Company and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (A) liens for Taxes not yet due and payable and (B) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which the Company or any of its Subsidiaries, as lessee, leases real or personal property is valid and in full force and effect as to the Company and the Subsidiaries and neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. The Company has previously made available to Purchaser a complete and correct copy of each such lease. All real property owned or leased by the Company or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by the Company to be adequate for the current business of the Company and its Subsidiaries. To the Knowledge of the Company, none of the buildings, structures or other improvements located on any real property owned or leased by the Company or any of its Subsidiaries encroach upon or over any adjoining parcel or real estate or any easement or right- of-way.

(ii)         The Company and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby.

(t)         Fairness Opinion. The Board of Directors of the Company has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Raymond James & Associates, Inc. to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock and Company Class A Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

(u)         Fees. Other than for financial advisory services performed for the Company by Raymond James & Associates, Inc. pursuant to an agreement executed on July 5, 2022, a true and complete copy of which has been previously provided to Purchaser, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v)         Environmental Matters.

(i)         Except as set forth in Section 3.2(v)(i) of the Company’s Disclosure Letter, each of the Company’s and its Subsidiaries’ properties, the Participation Facilities, and, to the Knowledge of the Company, the Loan Properties is, and has been during the period of the Company’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii)         There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of the Company, threatened, before any court or Governmental Entity against the Company or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries or any Participation Facility.

(iii)         There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of the Company, threatened before any court or, to the Knowledge of the Company, Governmental Entity relating to or against any Loan Property (or the Company or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)         Neither the Company nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)         To the Knowledge of the Company, there are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person, has closed or removed any underground storage tanks from any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility.

(vi)         During the period of (A) the Company’s or its Subsidiaries’ ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiaries’ participation in the management of any Participation Facility, to the Knowledge of the Company, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the Knowledge of the Company, before the period of (A) the Company’s or its Subsidiaries’ ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(w)         Loan Matters.

(i)         All Loans held by the Company or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices and, the Loans are not subject to any pending, or to the Knowledge of the Company, threatened defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid (except as may be limited by the Enforceability Exceptions), and in each case, true, genuine and what they purport to be.

(ii)         Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor the Company’s practices of soliciting, originating, approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)         Section 3.2(w)(iii) of the Company’s Disclosure Letter sets forth a list of all Loans that are guaranteed by the Small Business Administration (the “SBA”), the United States Department of Agriculture (the “USDA”), or other federal or state government agency and to the Knowledge of the Company, neither the terms of any such Loan, the documentation for any such Loan, nor the manner in which any such Loan has been administered or serviced violates in any material respect any rules or regulations of the applicable government agency or impacts the validity of the government guarantee.

(iv)         In the opinion of the management of the Company, the allowance for loan losses reflected in the Company’s audited balance sheet at December 31, 2021 and unaudited balance sheet at September 30, 2022 were, and the ALLL shown on the Financial Statements for periods ending after September 30, 2022, will be, adequate, as of the dates thereof, under GAAP.

(v)         None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely because of a payment default by the obligor on any such Loan.

(vi)         (A) Section 3.2(w)(vi) of the Company’s Disclosure Letter sets forth a list of all Loans as of September 30, 2022, by the Company or any of its Subsidiaries to any director, executive officer, principal shareholder or other insider (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (B) there are no Loans to any such director, executive, officer, principal shareholder or other insider or related interest thereof on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that is not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vii)         Except as such disclosure may be limited by any applicable law, rule or regulation: (A) Section 3.2(w)(vii) of the Company’s Disclosure Letter sets forth a listing, as of September 30, 2022, by account, of each borrower, customer or other party that has notified the Company or its Subsidiaries during the twelve (12) months preceding the date of such listing of, or has asserted against the Company or its Subsidiaries, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of the Company, each borrower, customer or other party that has given the Company or its Subsidiaries any oral notification of, or orally asserted to or against Company or its Subsidiaries, any such claim; and (B) the Company has previously made available to Purchaser a listing, as of September 30, 2022, by account, of all Loans (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Pass 5,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, (4) that are considered troubled debt restructurings or where the interest rate terms have been reduced and/or the maturity dates have been extended after the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (5) where a specific reserve allocation exists in connection therewith, in each case of clauses (B)(1) to (B)(5), together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date; and (C) the Company has previously made available to Purchaser a listing, as of September 30, 2022, all other assets classified by the Company or its Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in- substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(x)         Anti-takeover Provisions Inapplicable. The Company and its Subsidiaries have taken all actions required to exempt Purchaser, this Agreement, the Bank Agreement and Plan of Merger, the Merger and the Bank Merger from any effects of any anti-takeover provisions contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y)         Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business, no current or former officer or director of the Company, or any family member or Affiliate of any such Person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

(z)         Insurance. The Company and its Subsidiaries are presently insured for amounts deemed reasonable by management of the Company against such risks as companies engaged in a similar business, including engaging in the transactions contemplated by this Agreement, would, in accordance with good business practice, customarily be insured. Section 3.2 (z) of the Company’s Disclosure Letter contains a list of all policies of insurance carried and owned by the Company or any of its Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by the Company or any of its Subsidiaries are in full force and effect, the Company and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid. There are presently no material claims pending under such policies of insurance and no notices have been given by the Company or any of its Subsidiaries under such policies (other than with respect to health or disability insurance).

(aa)         Investment Securities; Derivatives.

(i)         Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries, including, but not limited to, stock of the FHLB or the Federal Reserve Bank of Richmond, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)         Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract or other similar risk management arrangements (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb)         Indemnification. Except as provided in the articles of incorporation or bylaws of the Company and the similar organizational documents of its Subsidiaries, neither the Company nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers, employees or shareholders, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of the Company and there are no claims pending, or to the Knowledge of the Company, threatened for which any such Person would be entitled to indemnification under the articles of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(cc)         Corporate Documents and Records. The Company has previously provided a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of the Company and each of the Company’s Subsidiaries, as in effect as of the date of this Agreement. Neither the Company nor any of the Company’s Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of the Company and each of the Company’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders.

(dd)         CRA, Anti-Money Laundering, OFAC and Customer Information Security. Company Bank has received an overall rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The Company does not have Knowledge of any facts or circumstances that would cause Company Bank or any other Subsidiary of the Company: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach- Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Company Bank. To the Knowledge of the Company, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either the Company or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Company Bank (or where appropriate of any other Subsidiary of the Company) has adopted, and Company Bank (or such other Subsidiary of the Company) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Company Bank (or such other Subsidiary of the Company) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ee)         Internal Controls. The Company and its Subsidiaries have devised and maintain a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Company, there has occurred no fraud, whether material or not, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2020, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation or assertion regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls.

(ff)         Tax Treatment of the Merger. The Company has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(gg)         Related Party Transactions. Section 3.2(gg) of the Company’s Disclosure Letter lists all instances in which the Company or any of its Subsidiaries is a party to any transaction (including any Loan) with any Affiliate, current director or executive officer or Person (or any of such Person’s immediate family members or Affiliates) who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (other than Subsidiaries of the Company) of the Company or any of its Subsidiaries where the amount exceeds $120,000. All such transactions involving indebtedness (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of the Company or any of its Subsidiaries is presently in default or, during the three-year period before the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor any of its Subsidiaries has been notified that principal or interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation is inappropriate.

(hh)         No Other Representations or Warranties.

(i)         Except for the representations and warranties made by the Company in this Section 3.2, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Purchaser or any of its Affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (B) except for the representations and warranties made by the Company in this Section 3.2, any oral or written information presented to Purchaser or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)         The Company hereby acknowledges and agrees that neither Purchaser nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 3.3.

3.3         Representations and Warranties of Purchaser. Except (i) as disclosed in Purchaser’s Disclosure Letter, and (ii) for information and documents commonly known as “confidential supervisory information” to the extent prohibited by law from disclosure (and as to which nothing in this Agreement shall require disclosure), Purchaser represents and warrants to the Company that:

(a)         Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is registered with the Federal Reserve as a bank holding company. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Purchaser is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser. Purchaser engages only in activities, and holds properties only of the types, permitted to financial holding companies by the BHCA.

(b)         Subsidiaries.

(i)         Purchaser owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Purchaser’s right to vote or dispose of any equity securities of its Subsidiaries. Purchaser’s ownership interest in each of its Subsidiaries complies with all applicable laws, rules and regulations relating to equity investments by bank holding companies.

(ii)         Each of Purchaser’s Subsidiaries is a legal entity duly organized and validly existing under the laws of its jurisdiction of incorporation, formation or organization, as applicable, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser.

(iii)         The outstanding shares of capital stock, membership interests, or other representations of equity interest of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. No shares of capital stock or other equity interests of any Subsidiary of Purchaser are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or other equity interests or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other equity interests or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv)         Purchaser Bank is a Virginia-chartered state bank. No Subsidiary of Purchaser other than Purchaser Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Purchaser Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. Purchaser Bank is a member in good standing of the FHLB and the Federal Reserve Bank of Richmond and owns the requisite amount of stock therein, respectively.

(c)         Capital Structure.

(i)         The authorized capital stock of Purchaser consists of 50,000,000 shares of Purchaser Common Stock and 1,000,000 shares of undesignated Preferred Stock (“Purchaser Preferred Stock”).

(ii)         As of the date of this Agreement,

(A)         16,225,467 shares of Purchaser Common Stock are issued and outstanding, all of which are validly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and were issued in full compliance with all applicable laws;

(B)         No shares of Purchaser Preferred Stock are issued and outstanding; and

(C)         273,308 shares of Purchaser Common Stock are reserved for issuance pursuant to outstanding grants or awards under Purchaser’s stock-based benefit plans.

(iii)         The shares of Purchaser Common Stock to be issued in exchange for shares of Company Common Stock and Class A Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv)         No bonds, debentures, notes or other indebtedness, in each case having the right to vote on any matters on which shareholders of Purchaser may vote, are issued or outstanding.

(v)         Except as set forth in this Section 3.3(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Purchaser are issued, reserved for issuance or outstanding, and (B) other than options to purchase shares of Purchaser Common Stock, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, puts, calls, rights, convertible securities, commitments or agreements of any character obligating Purchaser or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Purchaser (including any rights plan or agreement) or obligating Purchaser or any of its Subsidiaries to grant, extend or enter into any such option, warrant, puts, calls, rights, convertible securities, commitment or agreement. Neither Purchaser nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on shares of Purchaser Common Stock, or any other security of Purchaser or a Subsidiary of Purchaser or any securities representing the right to vote, purchase or otherwise receive any shares of Purchaser Common Stock or any other security of Purchaser or a Subsidiary of Purchaser. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Purchaser or any of its Subsidiaries.

(d)         Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.3(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Purchaser’s Board of Directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to fraudulent transfer, moratorium, reorganization and similar laws relating to or affecting insured depository institutions or their parent companies or creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)         No Violations. The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.3(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Purchaser or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of Purchaser or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f)         Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the VSCCBFI and the NCCOB, (ii) the filing with the SEC of a Proxy Statement-Prospectus in definitive form relating to the meeting of the Company’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such Proxy Statement-Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the VASCC and the NCSOS pursuant to the VSCA and the NCBCA and the filing of the Bank Merger Certificates, (iv) filing with NASDAQ of a notification or application of the listing of the shares of Purchaser Common Stock to be issued in the Merger, and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by Purchaser in connection with the execution and delivery by Purchaser of this Agreement or the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, Purchaser has no Knowledge of any reason pertaining to Purchaser why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g)         Governmental Filings. Purchaser and each of its Subsidiaries has timely filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2020 with the Federal Reserve, or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended to comply promptly following discovery of such noncompliance).

(h)         Securities Filings. Purchaser has timely filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2020 (collectively, “Purchaser Reports”). As of their respective dates of filing with the SEC, none of the Purchaser Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of the Purchaser Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Purchaser included in the Purchaser Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(i)         Financial Statements. Purchaser has previously made available to the Company copies of (i) the consolidated balance sheets of Purchaser and its Subsidiaries as of December 31, 2021, 2020 and 2019 and related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021, together with the notes thereto, accompanied by the audit report of Purchaser’s independent registered public accounting firm, as reported in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC and (ii) the unaudited consolidated balance sheets of Purchaser and its Subsidiaries as of September 30, 2022 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the nine (9) months ended September 30, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 filed with the SEC. Such financial statements were prepared from the books and records of Purchaser and its Subsidiaries, fairly present the consolidated financial position of Purchaser and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Purchaser and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for the nine (9) month period ended September 30, 2022 are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations and GAAP. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(j)         Undisclosed Liabilities. Neither Purchaser nor any of its Subsidiaries has incurred any Liabilities other than Liabilities reflected on or reserved against in the consolidated balance sheet of Purchaser as of December 31, 2021, except for (i) Liabilities incurred since December 31, 2021 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Purchaser and (ii) Liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(k)         Absence of Certain Changes or Events. Since December 31, 2021, Purchaser and its Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser.

(l)         Litigation. There are no material suits, actions or legal, administrative or arbitration or other proceedings, or investigations of any nature pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries or any property or asset of Purchaser or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Purchaser or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Purchaser or any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries. Since January 1, 2020, (i) there have been no investigations, subpoenas, written demands, or document requests received by Purchaser or any of its Subsidiaries from any Governmental Entity (other than in the ordinary course of business) and (ii) no Governmental Entity has requested that Purchaser or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such investigation, subpoena, written demand, or document request.

(m)         Absence of Regulatory Actions. Since January 1, 2020, neither Purchaser nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been ordered to pay any civil money penalty by, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of Purchaser or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the Knowledge of Purchaser, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of Purchaser or its Subsidiaries.

(n)         Compliance with Laws.

(i)         Purchaser and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Purchaser and each of its Subsidiaries has, and has had at all times since January 1, 2020, all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of Purchaser, threatened. Neither Purchaser nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.

(ii)         Purchaser and each of its Subsidiaries, as applicable, maintains a written consumer compliance program that maintains procedures and controls reasonably designed to ensure compliance with applicable Consumer Protection Laws. All relevant employees of and consultants to Purchaser and its Subsidiaries, as applicable, have been informed of the applicable consumer compliance policies.

(iii)         To the Knowledge of Purchaser, (i) neither Purchaser nor any of its Subsidiaries is under investigation by any Governmental Entity for a violation of any applicable Consumer Protection Laws, and (ii) there are no asserted or threatened claims, notices or administrative or court complaints against Purchaser or any of its Subsidiaries (whether by a Governmental Entity or any other party) relating to compliance with applicable Consumer Protection Laws by Purchaser, its Subsidiaries or any third parties acting on their behalf, in either case that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.

(iv)         Except for routine examinations conducted by a Governmental Authority in the ordinary course of the business of Purchaser or any of its Subsidiaries, no Governmental Entity has initiated any proceeding or, to the Knowledge of Purchaser, investigation into the business or operations of Purchaser or any of its Subsidiaries since January 1, 2020. There is no unresolved violation, criticism or exception by any Governmental Entity with respect to any report or statement relating to any examinations of Purchaser and its Subsidiaries. Except for routine examinations conducted by a Governmental Entity in the ordinary course of business of Purchaser or any of its Subsidiaries, no examination of Purchaser or any of its Subsidiaries by any Governmental Entity has taken place or is currently under way, and, to the Knowledge of Purchaser, no report of examination is pending.

(o)         Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of Purchaser or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). There is no pending, or to the Knowledge of the Company, threatened, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Purchaser or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Purchaser or any of its Subsidiaries do not file tax returns that Purchaser or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). Purchaser and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. Purchaser and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Purchaser and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(p)         Agreements.

(i)         Each contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries is bound as of the date hereof (each, a “Purchaser Contract”) has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Purchaser, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto, and neither Purchaser nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(ii)         Each Purchaser Contract is valid and binding on Purchaser or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Purchaser Contract. To the Knowledge of Purchaser, each third-party counterparty to each Purchaser Contract has in all material respects performed all obligations required to be performed by it under such Purchaser Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Purchaser or any of its Subsidiaries under any such Purchaser Contract.

(q)         Employee Benefit Plans.

(i)         For purposes of this Agreement, “Purchaser Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) with respect to which Purchaser or any Subsidiary or any trade or business of Purchaser or any of its Subsidiaries, whether or not incorporated, all of which together with Purchaser would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Purchaser ERISA Affiliate”), is a party or that are sponsored, maintained, contributed to or required to be contributed to by Purchaser or any of its Subsidiaries or any Purchaser ERISA Affiliate for the benefit of any current employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Purchaser or any of its Subsidiaries or any Purchaser ERISA Affiliate.

(ii)         Each Purchaser Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither Purchaser nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Purchaser Benefit Plan, and neither Purchaser nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(iii)         With regard to each Purchaser Benefit Plan that is intended to be qualified under Section 401(a) of the IRC (the “Purchaser Qualified Plans”), the IRS has issued a favorable determination letter with respect to each Purchaser Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of Purchaser, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Purchaser Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Purchaser Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(iv)         None of Purchaser, its Subsidiaries, nor any Purchaser ERISA Affiliate has, at any time during the last six (6) years, maintained, contributed to or been obligated to contribute to any “employee pension benefit plan” as described in Section 3(2) of ERISA that is subject to Title IV of ERISA, Multiemployer Plan or Multiple Employer Plan.

(v)         There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Knowledge of Purchaser, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against Purchaser Benefit Plans, any fiduciaries thereof with respect to their duties to Purchaser Benefit Plans or the assets of any of the trusts under any of Purchaser Benefit Plans, that could reasonably be expected to result in any material liability of Purchaser or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Purchaser Benefit Plan, or any other party.

(vi)         To the Knowledge of Purchaser, none of Purchaser and its Subsidiaries nor any Purchaser ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA) that could subject any of Purchaser Benefit Plans or their related trusts, Purchaser, any of its Subsidiaries, any Purchaser ERISA Affiliate or any person that Purchaser or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(vii)         There are no pending or, to Purchaser’s Knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Purchaser or any of its Subsidiaries, nor any strikes or other material labor disputes against Purchaser or any of its Subsidiaries. Neither Purchaser nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Purchaser or any of its Subsidiaries and, to the Knowledge of Purchaser, there are no organizing efforts by any union or other group seeking to represent any employees of Purchaser or any of its Subsidiaries and no employees of Purchaser or any of its Subsidiaries are represented by any labor organization.

(r)         Loan Matters. All Loans held by Purchaser or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices and the Loans are not subject to any pending, or to the Knowledge of Purchaser, threatened defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid (except as may be limited by the Enforceability Exceptions), and in each case, true, genuine and what they purport to be.

(s)         Anti-takeover Provisions Inapplicable. Purchaser and its Subsidiaries have taken all actions required to exempt Purchaser, this Agreement, the Bank Agreement and Plan of Merger, the Merger and the Bank Merger from the effects of an anti-takeover provision contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(t)         Corporate Documents and Records. Purchaser has previously made available a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of Purchaser and each of Purchaser’s Subsidiaries, as in effect as of the date of this Agreement. Neither Purchaser nor any of Purchaser’s Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of Purchaser and each of Purchaser’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders.

(u)         CRA, Anti-Money Laundering, OFAC and Customer Information Security. Purchaser Bank has received an overall rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. Purchaser does not have Knowledge of any facts or circumstances that would cause Purchaser Bank or any other Subsidiary of Purchaser: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (i) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach- Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Purchaser Bank. No non-public customer information has been disclosed to or, to the Knowledge of Purchaser, accessed by an unauthorized third party in a manner that would cause either Purchaser or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Purchaser Bank (or where appropriate of any other Subsidiary of Purchaser) has adopted, and Purchaser Bank (or such other Subsidiary of Purchaser) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Purchaser Bank (or such other Subsidiary of Purchaser) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(v)         Internal Controls. Purchaser and its Subsidiaries have devised and maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Purchaser’s ability to record, process, summarize and report financial information. To the Knowledge of Purchaser, there has occurred no fraud, whether material or not, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting. Since January 1, 2019, neither Purchaser nor any of its Subsidiaries, nor, to the Knowledge of Purchaser, any Representative of Purchaser or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation or assertion regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls.

(w)         Tax Treatment of the Merger. Purchaser has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(x)         Fairness Opinion. The Board of Directors of Purchaser has received the opinion (which, if initially rendered verbally, have been or will be confirmed by written opinions, dated the same date) of Performance Trust Capital Partners, LLC, to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Purchaser. Such opinion has not been amended or rescinded as of the date hereof.

(y)         Purchaser IT Systems. To the Knowledge of Purchaser, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of Purchaser or Purchaser Bank (collectively, “Purchaser IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. Purchaser IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct Purchaser’s consolidated business as currently conducted. Neither Purchaser nor Purchaser Bank has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of Purchaser IT Systems. To Purchaser’s Knowledge, no Person has gained unauthorized access to any of the Purchaser IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser. Purchaser and Purchaser Bank have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses. Purchaser and its Subsidiaries comply in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees, except for immaterial failures to comply or immaterial violations.

(z)         No Other Representations or Warranties.

(i)         Except for the representations and warranties made by Purchaser in this Section 3.3, neither Purchaser nor any other Person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser, any of its Subsidiaries or their respective businesses, or (B) except for the representations and warranties made by Purchaser in this Section 3.3, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)         Purchaser hereby acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 3.2.

ARTICLE IV.
CONDUCT PENDING THE MERGER

4.1         Forbearances by the Company. Except as expressly contemplated or permitted by this Agreement, disclosed in the Company’s Disclosure Letter, or to the extent expressly required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, without the express prior written consent (which may include consent via electronic mail) of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)         conduct its business other than in the ordinary course consistent with past practice; fail to use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, Loans, deposit accounts, employees and advantageous business relationships, including any certifications, qualifications or authorizations with SBA or USDA, and retain the services of its officers and key employees; or take any action that would adversely affect or materially delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)         (i)         incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than the creation of deposit liabilities in the ordinary course of business consistent with past practice;

(i)         prepay any indebtedness or other similar arrangements that would cause the Company to incur any prepayment penalty thereunder; or

(ii)        purchase any brokered certificates of deposit;

(c)

(i)         adjust, split, combine or reclassify any capital stock;

(ii)         except as set forth in Section 4.1(c) of the Company’s Disclosure Letter, make, declare or pay any dividend, or make any other distribution on its capital stock;

(iii)        grant any person any right to acquire any shares of its capital stock or make any grant or award under the Company Restricted Stock Plan;

(iv)        issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock; or

(v)         redeem or otherwise acquire any shares of its capital stock other than a security interest or because of the enforcement of a security interest and other than as provided in this Agreement;

(d)         other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (“OREO”) if the loan associated with the OREO is $100,000 or more or the proposed sale, transfer or disposal would result in a discount of the Loan associated with the OREO of 25% or more), (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any Person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such Person or any claims held by any such Person;

(e)         make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person, or form any new Subsidiary;

(f)         except as set forth in Section 4.1(f) of the Company’s Disclosure Letter, (i) renew, amend or terminate any Company Contract, or make any change in any Company Contract or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(g)         except for Loans or commitments for Loans that have previously been approved by the Company before the date of this Agreement, make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loans, or make any commitment in respect of any of the foregoing, except with respect to any secured Loan or commitment (in either case that does not involve a guaranty from a Governmental Entity, including, but not limited to USDA or SBA) wherein the total credit exposure is less than $2,000,000 or any unsecured Loan or commitment (in either case that does not involve a guaranty from a Governmental Entity, including, but not limited to USDA or SBA) wherein the total credit exposure is less than $350,000 which is made in conformity with existing lending practices to a borrower, and with collateral located within the Company’s primary geographic service area; provided, that Purchaser shall be required to respond to any request for a consent to make such loan or extension of credit in writing within three (3) Business Days after the loan package is delivered to Purchaser or if no response is received within three (3) Business Days it will be deemed consent of Purchaser;

(h)         (i) make any new Loan, or commit to make any new Loan, to any director or executive officer of the Company or Company Bank, or any related entity of the foregoing or (ii) amend, renew or increase any existing Loan, or commit to amend, renew or increase any such Loan, to any director or executive officer of the Company or Company Bank, or any related entity of the foregoing, in either case, without first consulting with Purchaser, where such Loan, commitment, modification or renewal would require prior approval by the Company’s Board of Directors pursuant to the policies of the Company or Company Bank or applicable law;

(i)         except as required by any Company Benefit Plan in effect on the date hereof:

(i)         except as set forth in Section 4.1(i)(i) of the Company’s Disclosure Letter, (a) increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors, or (b) pay, or commit to pay, any bonus, change in control, retention, pension, retirement allowance or contribution, except for payment of annual cash bonuses in respect of the fiscal year in effect as of the date of this Agreement in the ordinary course of business consistent with past practice pursuant to the Company Benefit Plans set forth in the Company’s Disclosure Letter, and or (c) fund any rabbi trust or similar arrangement;

(ii)         become a party to, amend, renew, extend or commit itself to any Company Benefit Plan or any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

(iii)         amend, modify or revise the terms of any outstanding stock option or stock-based compensation or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or make any contributions to any defined contribution plan or Company Benefit Plan that are not made in the ordinary course of business consistent with past practice;

(iv)         elect to any office with the title of Vice President or higher any person who does not hold such office as of the date of this Agreement or nominate to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement; or

(v)         hire or terminate any employee with an annualized salary that exceeds $50,000, other than terminations for “cause”;

(j)         commence any action or proceeding, other than to enforce any obligation owed to the Company or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages that exceed $50,000 or (ii) that would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k)         amend its charter or bylaws, or similar governing documents of its Subsidiaries;

(l)         increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business consistent with past practice;

(m)         purchase any debt security, including mortgage-backed and mortgage- related securities, other than U.S. government and U.S. government agency securities with final maturities of less than two (2) years;

(n)         make, or commit to make, any capital expenditures in the aggregate amount of $50,000, other than pursuant to binding commitments existing on the date hereof, which are described in the Company’s Disclosure Letter, and except for ordinary course, immaterial expenditures reasonably necessary to maintain existing assets in good repair;

(o)         establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p)         enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(q)         make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; risk and asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, loans; its hedging practices and policies; or other material banking policies, in each case except as may be required by changes in applicable law or regulations, GAAP, or at the direction of a Governmental Entity;

(r)         except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby:

(i)         issue any communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Purchaser and, to the extent relating to employment, benefit or compensation information addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement, without the prior consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed); or

(ii)         issue any communication of a general nature to customers without the prior approval of Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(s)         except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Purchaser and, if requested by Purchaser, conducting a Phase I environmental assessment of the property or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank;

(t)         make, change or rescind any material election concerning Taxes or Tax returns, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim, audit, dispute or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(u)         take any action that is intended or would reasonably be likely to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(v)         implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w)         enter any new lines of business;

(x)         purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(y)         merge or consolidate Company Bank or any Subsidiary with any other Person or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(z)         knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(aa)         agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.1.

Any request by the Company or response thereto by Purchaser shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2         Forbearances by Purchaser. Except as expressly contemplated or permitted by this Agreement or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Purchaser shall maintain its rights and franchises in all material respects, and shall not, nor shall Purchaser permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)         Conduct its business other than in the ordinary course consistent with past practice; fail to use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

(b)         take any action that would adversely affect or materially delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis, including causing any other application to a bank Governmental Entity for approval of a merger to be submitted for filing before the application related to the Merger is filed with such bank Governmental Entity;

(c)         take any action that is intended to or would reasonably be likely to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(d)         knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(e)         agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2; or

(f)         amend, repeal or modify any provision of its charter or bylaws in a manner that would adversely affect the Company or any Company shareholder relative to other holders of Purchaser Common Stock or the transactions contemplated by this Agreement.

ARTICLE V.
COVENANTS

5.1         Acquisition Proposals.

(a)         From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries, and its and its Subsidiaries’ officers, directors and employees and any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries (collectively, the “Representatives”) not to, directly or indirectly, (i) solicit, initiate, induce or knowingly encourage, or knowingly take any other action to facilitate, any inquiries, offers, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any confidential or non-public information or data regarding the Company or any of its Subsidiaries or afford access to any such information or data to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any Person (other than Purchaser), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, (v) release any Person from, waive any provisions of, or fail to use its reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which the Company is a party or (vi) enter into or consummate any agreement, agreement in principle, letter of intent, arrangement or understanding contemplating any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company shall be deemed to be a breach of this Section 5.1 by the Company. Notwithstanding the foregoing, before the adoption and approval of this Agreement by the holders of Company Common Stock and Company Class A Common Stock at the Company Shareholder Meeting, this Section 5.1(a) shall not prohibit the Company from furnishing non- public information regarding the Company and its Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that is submitted to the Company by such Person (and not withdrawn) if (1) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, the Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, (2) the Company has not breached any of the covenants set forth in this Section 5.1, (3) the Company’s Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to violate the directors’ fiduciary obligations to the Company’s shareholders under applicable law, and (4) before furnishing any non-public information to, or entering into discussions with, such Person, the Company gives Purchaser written notice of the identity of such Person and of the Company’s intention to furnish non-public information to, or enter into discussions with, such Person and the Company receives from such Person an executed confidentiality agreement on terms no more favorable to such Person than the Mutual Confidentiality and Non-Disclosure Agreement, dated as of August 9, 2022, between Purchaser and the Company (the “Confidentiality Agreement”) is to Purchaser and the Company also provides Purchaser, prior to or substantially concurrently with the time such information is provided or made available to such Person, any non-public information furnished to such other Person that was not previously furnished to Purchaser. During the term of this Agreement, the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement, or other definitive transaction agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 5.1(a)) relating to any Acquisition Proposal.

(b)         The Company will notify Purchaser orally within One (1) Business Day and in writing (within two (2) Business Days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the Person making such Acquisition Proposal, the request or inquiry and the terms and conditions thereof, and shall provide to Purchaser any written materials received by the Company or any of its Subsidiaries in connection therewith. The Company will keep Purchaser informed of any developments with respect to any such Acquisition Proposal, request or inquiry promptly orally (within one (1) calendar day) and in writing (within two (2) calendar days) upon the occurrence thereof.

(c)         The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted before the date of this Agreement with respect to any of the foregoing, including terminating access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such Person.

5.2         Advice of Changes. Before the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has Knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3         Access and Information.

(a)         Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Purchaser and the Company, for purposes of verifying the representations and warranties of the other and preparing for the Merger and other matters contemplated by this Agreement, shall (and shall cause its respective Subsidiaries to) afford to the other party and its representatives (including, without limitation, officers and employees of the other party and its Affiliates and counsel, accountants and other professionals retained by the other party) such reasonable access throughout the period before the Effective Time to the books, records, contracts, properties, personnel, information technology and to such other information relating to the other party and its Subsidiaries as may be reasonably requested, except where such materials (i) constitute attorney-client privileged communications or information, (ii) relate to pending or threatened litigation or investigations if, in the opinion of counsel, the presence of such designees would or might jeopardize any privilege relating to, the matters being discussed or (iii) constitute confidential supervisory information if, in the opinion of counsel, disclosure is prohibited by applicable laws; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement. The parties will endeavor to make appropriate and reasonable substitute disclosure arrangements, consistent with law, in the case of circumstances where the restrictions in clauses (ii) or (iii) above.

(b)         From the date hereof until the Effective Time, the Company shall, and shall cause its respective Subsidiaries to, promptly provide to Purchaser (i) a copy of each report filed with a Governmental Entity (other than publicly available periodic reports filed with the SEC), (ii) a copy of each periodic report provided to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as may be reasonably requested; provided that Purchaser shall not be entitled to receive reports or other documents relating to (w) solely in the case of clause (ii), matters involving this Agreement, (x) pending or threatened litigation or investigations if, in the opinion of counsel, the disclosure of such information would or might jeopardize any privilege relating to, the matters being discussed, or (y) confidential supervisory information if, in the opinion of counsel, disclosure is prohibited by applicable laws. The Company will endeavor to make appropriate and reasonable substitute disclosure arrangements, consistent with law, in the case of circumstances where the restrictions in clause (w) or (x) apply.

(c)         The Company shall permit, and shall cause its Subsidiaries to permit, Purchaser and/or a cybersecurity consulting firm selected by Purchaser, at the sole expense of Purchaser, to conduct such IT security audits, studies and tests on the Company IT Systems.

(d)         The Company and Purchaser will not, and will cause its respective representatives not to, use any information and documents obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and will hold such information and documents in confidence and treat such information and documents as secret and confidential and will use all reasonable efforts to safeguard the confidentiality of such information and documents in accordance with the provisions of the Confidentiality Agreement.

(e)         From and after the date hereof, representatives of Purchaser and the Company shall meet on a regular basis to discuss and plan for the Closing and the conversion of the Company’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Purchaser and its Subsidiaries with the goal of conducting such conversion as soon as practicable following the consummation of the Bank Merger.

(f)         Within fifteen (15) Business Days of the end of each calendar month, the Company shall provide Purchaser with an updated list of Loans described in Section 3.2(w)(vi).

(g)         The information regarding the Company and its Subsidiaries to be supplied by the Company for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied, or to be supplied, by the Company for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(h)         The information regarding Purchaser and its Subsidiaries to be supplied by Purchaser for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof supplied by the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information supplied, or to be supplied, by Purchaser for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.4         Applications; Consents.

(a)         The Company and Purchaser shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement-Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of the Company and Purchaser or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The Company and Purchaser shall furnish each other with all information concerning themselves, their respective Subsidiaries, and their respective Subsidiaries’ directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Purchaser, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Purchaser and the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a). In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(b)         As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

(c)         Purchaser and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that such consent or approval will not be obtained or that the receipt of any such required consent or approval will be materially delayed.

5.5         Anti-Takeover Provisions. The Company and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Purchaser, this Agreement, the Bank Agreement and Plan of Merger, the Merger and the Bank Merger from the effects of an anti-takeover provision in the Company’s or its Subsidiaries’ charter and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6         Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable best efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Purchaser or its Affiliates to agree to, and without the prior consent of Purchaser the Company and its subsidiaries shall not agree to, in connection with obtaining any actions or non- actions, extensions, waivers, consents or approvals of any Governmental Entity any condition or requirement that would so materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated hereby that, had such condition or requirement been known, Purchaser would not, in its reasonable judgment, have entered into this Agreement (such condition or requirement, a “Burdensome Condition”).

5.7         Publicity. The initial press release announcing this Agreement shall be a joint press release. Thereafter, the Company and Purchaser shall consult with each other and obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press releases or, to the extent practical, otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure (i) that its counsel deems necessary to satisfy such party’s disclosure obligations imposed by law, (ii) at the request of a Governmental Entity or (iii) that is substantially similar to communications previously approved pursuant to this Section 5.7.

5.8         Shareholder Meeting.

(a)         The Company shall submit to its shareholders this Agreement and any other matters required to be approved or adopted by its shareholders to carry out the intentions of this Agreement. In furtherance of that obligation, the Company will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) as promptly as practicable to consider and vote on approval and adoption of this Agreement and the transactions provided for in this Agreement. Subject to Section 5.8(b), the Company shall, (i) through its Board of Directors, recommend to its shareholders the adoption and approval of this Agreement, (ii) include such recommendation in the Proxy Statement-Prospectus and (iii) use reasonable best efforts to obtain from its shareholders the necessary votes approving and adopting this Agreement.

(b)         Notwithstanding anything in this Agreement to the contrary, at any time before the Company Shareholder Meeting, the Company’s Board of Directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under applicable law, withdraw or modify or change in a manner adverse to Purchaser its recommendation that the shareholders of the Company approve this Agreement (a “Change of Recommendation”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended); provided that before any such Change of Recommendation, the Company shall have complied in all material respects with Section 5.1, given Purchaser at least three (3) Business Days’ prior written notice advising it of the intention of the Company’s Board of Directors to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and, if the decision relates to an Acquisition Proposal, given Purchaser the material terms and conditions of the Acquisition Proposal or inquiry, including the identity of the Person making any such Acquisition Proposal and any written materials received by the Company or any of its Subsidiaries in connection therewith; and provided, further, that if the decision relates to an Acquisition Proposal: (i) the Company shall have given Purchaser three (3) Business Days after delivery of such notice to Purchaser to propose revisions to the terms of this Agreement (or make another proposal) and if Purchaser proposes to revise the terms of this Agreement, throughout such period the Company shall have negotiated in good faith with Purchaser with respect to such proposed revisions or other proposal; and (ii) the Company’s Board of Directors shall have determined in good faith, after consultation with the Company’s outside legal counsel and financial advisors and after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Purchaser, if any, that such Acquisition Proposal constitutes a Superior Proposal. If the Company’s Board of Directors does not make the determination that such Acquisition Proposal constitutes a Superior Proposal and thereafter determines not to withdraw, modify or change its recommendation that the shareholders of the Company approve this Agreement in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, modification or change. In the event of any material revisions to the Acquisition Proposal, the Company shall be required to deliver a new written notice to Purchaser and to again comply with the requirements of this Section 5.8(c) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days.

5.9         Registration of Purchaser Common Stock.

(a)         Within sixty (60) days following the date hereof, Purchaser shall prepare and file the Registration Statement with the SEC. The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Company shareholders at the Company Shareholder Meeting and shall also constitute the prospectus relating to the shares of Purchaser Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). The Company will furnish to Purchaser the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Purchaser and approve the form of, and any characterizations of such information included in, the Registration Statement before its being filed with the SEC. Each of Purchaser and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as needed to consummate the Merger and the transactions contemplated hereby. Each of Purchaser and the Company will use its reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to the Company’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If, at any time before the Effective Time, any information relating to Purchaser or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Purchaser or the Company that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Purchaser or the Company, as applicable, with the SEC and disseminated by Purchaser and the Company to their respective shareholders.

(b)         Purchaser shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of the Company and Purchaser shall furnish all information concerning it and the holders of Company Common Stock and Company Class A Common Stock as may be reasonably requested in connection with any such action.

(c)         Before the Effective Time, Purchaser shall notify or file an application with NASDAQ with respect to the additional shares of Purchaser Common Stock to be issued by Purchaser in exchange for the shares of Company Common Stock and Company Class A Common Stock.

5.10         Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries after the date of this Agreement and before the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; (ii) any event, condition, change or occurrence which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VI and (iii) any event, condition, change or occurrence that individually or in the aggregate has, or that, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11         Employee Benefit Matters.

(a)         At the sole discretion of Purchaser, Purchaser may maintain the Company’s health and welfare plans for Persons who are employees of the Company and its Subsidiaries immediately before the Effective Time and whose employment is not terminated before the Effective Time (a “Continuing Employee”) through the end of the calendar year in which the Effective Time occurs. Notwithstanding the foregoing, if Purchaser determines to terminate one or more of the Company’s health and/or other welfare plans, then, at the request of Purchaser, made at least thirty (30) days before the Effective Time, the Company or its Subsidiaries shall adopt resolutions, to the extent required, providing that the Company’s applicable health and welfare plans will be terminated effective immediately before the Effective Time (or such later date as requested by Purchaser in writing or as may be required to comply with any applicable advance notice or other requirements contained in such plans or provided for by law) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date to the extent not prohibited by the terms of the arrangements or applicable law. Notwithstanding the foregoing, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company’s health and welfare plans before the time the Continuing Employees or their dependents, as applicable, become eligible to participate in the health and welfare plans, programs and benefits common to similarly situated employees of Purchaser and its Subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Subject to the provisions of this Section 5.11, Continuing Employees shall, if applicable, be subject to the employment terms, conditions and rules applicable to other similarly situated employees of Purchaser. Purchaser shall use commercially reasonable efforts to ensure that Continuing Employees who become covered under health and welfare plans, programs and benefits of Purchaser or any of its Subsidiaries shall (i) receive credit for any co-payments and deductibles paid under the Company’s health and welfare plans for the plan year in which coverage commences under Purchaser’s health and welfare plans and (ii) shall not be subject to any pre-existing conditions under any such plans or arrangements, in each case, to the same extent as applied under the Company’s health and welfare plans immediately prior to the Effective Time. Company employees who are not Continuing Employees and their qualified beneficiaries will have the right to continued coverage under group health plans of Purchaser only in accordance with COBRA.

(b)         Purchaser shall cause each Purchaser Benefit Plan in which Continuing Employees are eligible to participate to take into account for purposes of eligibility and vesting (but not benefit accrual) under the Purchaser Benefit Plans the service of the Continuing Employees with the Company and its Subsidiaries to the same extent as such service was credited for such purpose by the Company and its subsidiaries; provided, however, that such service shall not be recognized: (i) to the extent that such recognition would result in a duplication of benefits under any Purchaser Benefit Plans, (ii) to the extent, at the sole discretion of Purchaser, the cash value of unused paid time-off is paid to Continuing Employees at the Effective Time, (iii) if similarly situated employees of Purchaser and its Subsidiaries do not receive credit for service under the applicable Purchaser Benefit Plan or (iv) with respect to any Purchaser Benefit Plan that is grandfathered or frozen, either with respect to level of benefits or participation. The value of each Company employee’s (including employees of the Company’s Subsidiaries) unused paid time-off is set forth in Section 3.2(r) of the Company’s Disclosure Letter. This Agreement shall not be construed to limit the ability of Purchaser to terminate the employment of any employee of the Company or its Subsidiaries or to review any employee benefit plan or program from time to time and to make such changes (including terminating any such plan or program) as Purchaser deems appropriate.

(c)         If requested in writing by Purchaser no later than sixty (60) days before Closing, the Company’s Board of Directors will also adopt resolutions (which shall be provided to Purchaser at least five (5) Business Days prior to adoption for Purchaser’s review and approval) either, as applicable, (i) terminating the Company 401(k) Plan immediately before the Effective Time, subject to the occurrence of the Effective Time, and if further requested, shall prepare and submit a request to the IRS for a favorable determination letter on termination, or (ii) authorizing and directing an officer of Company or any of its Subsidiaries, as applicable, to send the required sixty (60) day (or other applicable) written notice to terminate and end participation of Company or any of its Subsidiaries, as the case may be, in any Multiple Employer 401(k) Plan, without, unless Purchaser requests otherwise, permitting any transfer of accounts therein to any Purchaser Benefit Plan as a successor plan. If Purchaser requests that the Company apply for a favorable determination letter, then before the Effective Time, the Company shall take all such actions as are necessary (determined in consultation with Purchaser) to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Purchaser shall use commercially reasonable efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the Company 401(k) Plan as may be required by the IRS as a condition to its issuance of a favorable determination letter).

(d)         For those employees of the Company and Company Bank whose employment is eliminated as a result of the Bank Merger, except for employees with individual agreements that provide for payment of severance under certain circumstances (who will be paid severance only in accordance with such agreements), Purchaser will provide severance in accordance with the Purchaser’s standard severance policy as disclosed on Section 5.11(d) of Purchaser’s Disclosure Letter; provided, that the severance periods will be modified in accordance with the terms set forth on Section 5.11(d) of Purchaser’s Disclosure Letter.

(e)         Except as set forth on Section 5.11(e) of Purchaser’s Disclosure Letter, Purchaser and the Company may jointly elect, in amounts mutually satisfactory to Purchaser and the Company, to enter into retention bonus agreements with key employees of the Company; provided, that (i) no retention bonus payment shall be made that would be considered an “excess parachute payment” within the meaning of Section 280G of the IRC or result in any other adverse tax consequence to Purchaser and (ii) the aggregate retention bonus pool amount will not exceed the amount set forth in Section 5.11(e) of Purchaser’s Disclosure Letter.

(f)         In the sole discretion of Purchaser, Purchaser may enter into mutually agreeable arrangements with executives and other employees of the Company, including agreements regarding grants or awards of Purchaser Common Stock under Purchaser’s stock-based benefit plans.

(g)         Without limiting the generality of Section 8.8, the provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or service provider shall be regarded for any purpose as a third-party beneficiary to this Agreement. The terms of this Agreement shall not be deemed to (i) establish, amend or modify any Company Benefit Plan, Purchaser Benefit Plan or any employee benefit plan, program, agreement or arrangement maintained or sponsored by the Company, Purchaser or any of their Affiliates, (ii) alter or limit the ability of Purchaser and its Subsidiaries to amend, modify or terminate any compensation or benefit plan, program or agreement after the Effective Time or (iii) confer on any current or former employee, director or service provider any right to employment or continued employment or service with the Company, Purchaser or any of their Affiliates.

5.12         Indemnification.

(a)         From and after the Effective Time, Purchaser shall indemnify and hold harmless each of the current or former directors or officers of the Company or any of its Subsidiaries (each, an “Indemnified Party”), and any person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Effective Time, whether asserted or claimed before, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or was before the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such Person would have been indemnified or have the right to advancement of expenses pursuant to the Company’s articles of incorporation and bylaws as in effect on the date of this Agreement and as permitted by applicable law, and Purchaser and the Surviving Corporation shall also advance expenses as incurred by such Indemnified Party to the fullest extent permitted under applicable law; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to indemnification.

(b)         Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify Purchaser thereof. Any failure to so notify shall not affect the obligations of Purchaser under Section 5.12(a) unless and to the extent that Purchaser is actually prejudiced as a result of such failure.

(c)         For a period of six (6) years following the Effective Time, Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy with respect to claims against such Persons arising from facts or events occurring at or before the Effective Time (provided that Purchaser may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less favorable in any material respect to the insured); provided, however, that in no event shall Purchaser be required to expend in the aggregate pursuant to this Section 5.12(c) more than 200% of the annual premium currently paid by the Company for such insurance (the “Premium Cap”) and, if Purchaser is unable to maintain such policy as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available at a premium equal to the Premium Cap; provided further, that after consultation with Purchaser, the Company may (i) obtain an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such Person than the Company’s existing insurance policies as of the date hereof, in either case, if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(d)         If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Purchaser and its successors and assigns assume the obligations set forth in this Section 5.12.

(e)         The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

(f)         Any indemnification payments made pursuant to this Section 5.12 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

5.13         Shareholder Litigation. The Company shall give Purchaser the opportunity to participate at Purchaser’s own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.14         Disclosure Supplements. From time to time before the Effective Time, the Company and Purchaser will promptly notify the other party in writing with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Letters or that is necessary to correct any information in such Disclosure Letters that has been rendered materially inaccurate thereby. For the avoidance of doubt, such written notice shall not be deemed to be a supplement or amendment to such Disclosure Letters.

5.15         Director Appointments. Before the Closing Date, each of Purchaser and Purchaser Bank shall take all required action to appoint the Designated Directors (as hereinafter defined) to serve as directors of Purchaser Bank effective as of the Effective Time. “Designated Directors” shall mean two (2) members of the current Board of Directors of the Company, selected by Purchaser in consultation with the Company, and subject to the bylaws and the requirements of the nominating and governance committee of Purchaser Bank, and the requirements regarding service as a member of the Board of Directors of Purchaser Bank.

5.16         Dividends. Purchaser and the Company shall coordinate with each other regarding the declaration, setting of record dates, and payment dates of dividends with respect to shares of Company Common Stock, Company Class A Common Stock and Purchaser Common Stock, it being the intention of the parties that, with respect to the second calendar quarter of 2023 (or any subsequent calendar quarter), holders of shares of Company Common Stock and Class A Common Stock shall receive either a quarterly dividend on shares of Company Common Stock or Class A Common Stock or a quarterly dividend declared with respect to shares of Purchaser Common Stock received as Merger Consideration and shall not receive dividends declared in the second calendar quarter of 2023 (or any subsequent calendar quarter) with respect to both shares of Company Common Stock or Class A Common Stock and shares of Purchaser Common Stock received as Merger Consideration.

5.17         Loan Program Credentialing. Purchaser and the Company each agree to cooperate with one another and exercise reasonable best efforts to qualify Purchaser Bank with the SBA, USDA and any other lending program of a Governmental Entity in which Company Bank participates as of the date hereof so that Purchaser Bank may participate in any such programs after the Closing.

ARTICLE VI.
CONDITIONS TO CONSUMMATION

6.1         Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a)         Shareholder Approval. This Agreement shall have been approved by the requisite vote of the Company’s shareholders in accordance with applicable laws and regulations.

(b)         Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(c)         No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding to enjoin or prohibit the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger or the Bank Merger.

(d)         Registration Statement. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement and not withdrawn.

(e)         Stock Listing. Purchaser shall have filed with NASDAQ a notification form or application, as applicable, for the listing of all shares of Purchaser Common Stock to be delivered as Merger Consideration, and NASDAQ shall not have objected to the listing of such shares of Purchaser Common Stock.

(f)         Tax Opinions. Purchaser and the Company shall have received written opinions of Bowles Rice LLP and Brooks, Pierce, McLendon, Humphrey & Leonard, LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Purchaser and the Company, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Purchaser and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Purchaser, the Company and others.

6.2         Conditions to the Obligations of Purchaser. The obligations of Purchaser to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Purchaser:

(a)         The Company’s Representations and Warranties. Subject to the standard set forth in Section 3.1(b), each of the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct at and as of the date of this Agreement and at and as of Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)         Performance of the Company’s Obligations. The Company shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the Effective Time.

(c)         Officers’ Certificate. Purchaser shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d)         No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e)         Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain a Burdensome Condition.

(f)         Execution of Executive Agreement. Edward C. Ashby, III shall have entered into a consulting agreement with Purchaser, and, except as provided in Section 6.2(f) of the Company’s Disclosure Letter, Mr. Ashby shall not have taken any action on or before the Effective Time to cancel or terminate such agreement.

(g)         Loan Program Credentialing. Purchaser Bank shall have been qualified with SBA, USDA and any other lending program of a Governmental Entity in which Company Bank participates as of the date hereof so that Purchaser Bank may participate in any such programs after the Closing.

6.3         Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by the Company:

(a)         Purchaser’s Representations and Warranties. Subject to the standard set forth in Section 3.1(b), each of the representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true and correct at and as of date of this Agreement and at and as of Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)         Performance of Purchaser’s Obligations. Purchaser shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the Effective Time.

(c)         Officers’ Certificate. The Company shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Purchaser to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d)         No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Purchaser.

ARTICLE VII.
TERMINATION

7.1         Termination. This Agreement may be terminated, and the Merger abandoned, at any time before the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite shareholder approval:

(a)         by the mutual written consent of Purchaser and the Company;

(b)         by either Purchaser or the Company, in the event of the failure of the Company’s shareholders to approve this Agreement at the Company Shareholder Meeting (“Requisite Company Vote”); provided, however, that the Company shall only be entitled to terminate this Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8 (subject to Section 5.8(b));

(c)         by either Purchaser or the Company, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order permanently enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement, unless the failure to obtain such required approval, consent or waiver shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)         by either Purchaser or the Company, if the Merger is not consummated by July 31, 2023 (the “Outside Date”); in each case, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(e)         by either Purchaser or the Company (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be and such breach or untrue representation or warranty has not been or cannot be cured within the earlier of the Outside Date and thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty, or by its nature or timing cannot be cured during such period;

(f)         by Purchaser, if (i) the Company shall have breached its obligations under Section 5.1 or Section 5.8 in any material respect or (ii) if the Board of Directors of the Company does not unanimously publicly recommend in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement or if the Board of Directors effects a Change of Recommendation; and

(g)         by the Company, at any time during the five (5) day period following the Determination Date, if both of the following conditions are satisfied:

(i)         the Average Purchaser Stock Price is less than $27.14; and

(ii)        (A) the quotient of the Average Purchaser Stock Price divided by the Starting Purchaser Price (such quotient being the “Purchaser Ratio”), is less than eighty-five percent (85%) of (B) the quotient of the Average Index Price divided by the Starting Index Price (such quotient being the “Index Ratio”); subject, however, to the following provisions.

If the Company elects to exercise its termination right pursuant to this Section 7.1(g), it shall give written notice to Purchaser (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five (5) day period). During the five (5) day period commencing with its receipt of such notice, Purchaser shall have the option to increase the consideration to be received by the holders of the Company Common Stock and Company Class A Common Stock hereunder, by either:

(a)         increasing the Exchange Ratio (calculated to the nearest one ten-thousandth); or

(b)         provided that it does not and will not prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, paying, as part of the Merger Consideration, to each recipient of Merger Consideration, a cash payment (in addition to, and not in lieu of, issuing shares of Purchaser Common Stock to them) (the “Additional Cash Payment Per Share”);

in either case so that the value of the Merger Consideration (calculated based on the Average Purchaser Stock Price and including any Additional Cash Payment Per Share) to be received by each recipient thereof equals the lesser of:

(x)         the product of the Starting Purchaser Price, 0.85 and the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 7.1(g)); and

(y)         an amount equal to (1) the product of the Index Ratio, 0.85, the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 7.1(g)), and the Average Purchaser Stock Price, divided by (2) the Purchaser Ratio.

If Purchaser so elects within such five (5) day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio or the Additional Cash Payment Per Share, as applicable, whereupon no termination shall have occurred pursuant to this Section 7.1(g) and this Agreement shall remain in effect in accordance with its terms; provided that any references in this Agreement to the “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as increased pursuant to this section, if applicable, and any references in this Agreement to the Merger Consideration shall thereafter include the Additional Cash Payment Per Share as set forth in this section, if applicable.

For purposes of this Section 7.1(g) the following terms shall have the meanings indicated:

“Average Index Price” means the average of the closing price for NASDAQ Bank Index for the thirty (30) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date.

“Average Purchaser Stock Price” means the average of the closing sale prices of Purchaser Common Stock as reported on NASDAQ during the thirty (30) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date.

“Starting Purchaser Price” means $31.93 per share.

“Starting Index Price” means $4,269.44.

7.2         Termination Fee; Expenses.

(a)         If Purchaser terminates this Agreement pursuant to Section 7.1(f), the Company shall make payment to Purchaser of a termination fee of $4,000,000 (the “Termination Fee”).

(b)         If (i) this Agreement is terminated (A) by either party pursuant to Section 7.1(b) if the Company made a Change in Recommendation or (B) by either party pursuant to Section 7.1(d) without the Requisite Company Vote having been obtained or (C) by Purchaser pursuant to Section 7.1(e), (ii) before the Company Shareholder Meeting (in the case of termination pursuant to Section 7.1(b)) or the date of termination (in the case of termination pursuant to Section 7.1(d) and Section 7.1(e)), an Acquisition Proposal has been publicly announced, disclosed or communicated and (iii) within twelve (12) months of such termination the Company shall consummate or enter into any agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as set forth in clause (ii) of this Section 7.2(b)), then the Company shall make payment to Purchaser of the Termination Fee.

(c)         The fees payable pursuant to Section 7.2(a) shall be made by wire transfer of immediately available funds at the time of termination. Any fee payable pursuant to Section 7.2(b) shall be made by wire transfer of immediately available funds within two (2) Business Days after notice of demand for payment. The Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement. The amount payable by the Company pursuant to Section 7.2(a) or (b), in each case, constitutes liquidated damages and not a penalty and shall be the sole remedy of Purchaser, in the event of termination of this Agreement on the bases specified in such sections.

7.3         Effect of Termination. If this Agreement is terminated by either Purchaser or the Company as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and Article VIII, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

ARTICLE VIII.
CERTAIN OTHER MATTERS

8.1         Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2         Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of this Agreement and shall not survive the Effective Time.

8.3         Waiver; Amendment. Before the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of the Company, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Company Common Stock and Company Class A Common Stock or that would contravene any provision of the VSCA, the NCBCA or the applicable state and federal banking laws, rules and regulations.

8.4         Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5         Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Virginia, without regard to conflicts of laws principles.

8.6         Expenses. Except as otherwise provided in Section 7.2, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7         Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by electronic mail, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser, to:

First Community Bankshares, Inc.

29 College Drive

Bluefield, Virginia 24605-0989

Attention: Sarah W. Harmon, General Counsel

E-mail: swharmon@fcbinc.com

With copies to:

Bowles Rice LLP

600 Quarrier Street

Charleston, WV 25301

Attention: Sandra M. Murphy

E-mail: smurphy@bowlesrice.com

If to the Company, to:

Surrey Bancorp

PO Box 1227

Mount Airy, NC 27030

Attention: Edward C. Ashby, III

E-mail: tashby@surreybank.com

With copies to:

Brooks, Pierce, McLendon, Humphrey & Leonard, LLP

230 North Elm Street

2000 Renaissance Plaza

Greensboro, NC 27401

Attention: Robert A. Singer

E-mail: rsinger@brookspierce.com

8.8         Entire Agreement; etc. This Agreement (including the documents and the instruments referred to herein), together with the Exhibits and Disclosure Letters hereto and the Confidentiality Agreement, represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9         Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

8.10         Severability. If any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

8.11         Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

8.12         Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

8.13         Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in Person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated by means of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature page immediately follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

FIRST COMMUNITY BANKSHARES, INC.

By:	/s/ William P. Stafford, II
Name: William P. Stafford, II
Title: Chairman of the Board of Directors

SURREY BANCORP

By:	/s/ Robert H. Moody
Name: Robert H. Moody
Title: Chairman of the Board of Directors

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of November 17, 2022, is entered into by and among First Community Bankshares, Inc., a Virginia corporation (“Purchaser”), Surrey Bancorp, a North Carolina corporation (the “Company”), and [●], a shareholder of the Company (the “Shareholder”). Each of Purchaser, the Company and the Shareholder may be referred to in this Agreement separately as a “Party” and collectively as the “Parties.”

WHEREAS, pursuant to the terms of the Agreement and Plan of Merger (as the same may be amended or supplemented, the “Merger Agreement”), dated as of the date hereof, by and between Purchaser and the Company, the Company will be merged with and into Purchaser, with Purchaser as the surviving corporation (the “Merger”);

WHEREAS, the Shareholder beneficially owns the number of shares of common stock of the Company (“Company Common Stock”) as set forth on Schedule A hereto (collectively, the “Existing Shares”); and

WHEREAS, as an inducement and a condition to Purchaser and the Company to entering into the Merger Agreement, Purchaser and the Company have required that the Shareholder, in his or her capacity as a shareholder of the Company, enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agrees as follows:

1.         Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement.

2.         Voting Agreement. From the date hereof until the earlier of (a) the Closing Date and (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees, that at any meeting (whether annual or special and each adjourned meeting) of the Company’s shareholders, however called, or in connection with any written consent of the Company’s shareholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of the Existing Shares, and other shares of Company Common Stock over which he or she has acquired beneficial ownership after the date hereof (including any shares of Company Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Company Common Stock, or warrants or the conversion of any convertible securities or otherwise) (collectively, the “New Shares” and, together with the Existing Shares, the “Shares”), which he or she owns or controls as of the applicable record date, to be counted as present at such meeting for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares, (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (B) in favor of any proposal to adjourn such meeting of the Company’s shareholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (C) against any action or proposal in favor of an Acquisition Proposal, without regard to the terms of such Acquisition Proposal, and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (2) prevent, materially impede or materially delay the Company’s or Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger; provided, that the foregoing applies solely to Shareholder in his or her capacity as a shareholder or as a trustee or a partner, shareholder or member in any entity holding Shares, and, to the extent the Shareholder serves as a member of the Board of Directors of the Company or as an officer of the Company, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or shall be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as a director or officer to the Company or its shareholders. For the avoidance of doubt, the foregoing commitments apply to any Shares held by any trust, partnership or other entity holding Shares for which the Shareholder serves in any partner, shareholder, member or trustee capacity and for any Shares held jointly with a spouse or other individual. To the extent the Shareholder does not control, by himself or herself, the determinations of such shareholder trust, partnership or other entity, the Shareholder agrees to exercise all voting or other determination rights he or she has in such shareholder trust, partnership or other entity in furtherance of the intent and purposes of his or her support and voting obligations in this Section 2 and otherwise set forth in this Agreement. The Shareholder covenants and agrees that, except for this Agreement, he or she (x) has not entered into, and shall not enter during the Support Period, any voting agreement or voting trust with respect to the Shares and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of this Agreement.

A-A-1

3.         GRANT OF IRREVOCABLE PROXY. IN THE EVENT OF A FAILURE BY THE SHAREHOLDER TO ACT IN ACCORDANCE WITH THE SHAREHOLDER’S OBLIGATIONS AS TO VOTING PURSUANT TO SECTION 2 DURING THE SUPPORT PERIOD, THE SHAREHOLDER HEREBY IRREVOCABLY (DURING THE SUPPORT PERIOD) GRANTS TO AND APPOINTS PURCHASER AS THE SHAREHOLDER’S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION), FOR AND IN THE NAME, PLACE AND STEAD OF SHAREHOLDER, TO REPRESENT, VOTE AND OTHERWISE ACT BY VOTING AT ANY MEETING OF THE COMPANY’S SHAREHOLDERS, HOWEVER CALLED, OR IN CONNECTION WITH ANY WRITTEN CONSENT OF THE COMPANY’S SHAREHOLDERS, WITH RESPECT TO THE SHARES REGARDING THE MATTERS REFERRED TO IN SECTION 2 DURING THE SUPPORT PERIOD, TO THE SAME EXTENT AND WITH THE SAME EFFECT AS THE SHAREHOLDER MIGHT OR COULD DO UNDER APPLICABLE LAW, RULES AND REGULATIONS. THE PROXY GRANTED PURSUANT TO THIS SECTION 3 IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE DURING THE SUPPORT PERIOD. DURING THE SUPPORT PERIOD, THE SHAREHOLDER WILL TAKE SUCH FURTHER ACTION AND WILL EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY. THE SHAREHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES OR POWERS OF ATTORNEY GRANTED WITH RESPECT TO ANY OF THE SHARES THAT MAY HAVE HERETOFORE BEEN APPOINTED OR GRANTED WITH RESPECT TO THE MATTERS REFERRED TO IN SECTION 2 AND THIS SECTION 3.

4.         Transfer Restrictions Prior to Merger. The Shareholder hereby agrees that he or she will not, during the Support Period, sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Shares, or any interest therein, including the right to vote any Shares, as applicable (a “Transfer”), except with the prior consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the Shareholder may Transfer Shares for estate planning, tax planning or philanthropic purposes, so long as the transferee, prior to the date of a Transfer, agrees in a signed writing reasonably acceptable to Purchaser to be bound by and comply with the provisions of this Agreement, or upon the death of the Shareholder.

5.         Non-Solicitation. Unless this Agreement shall have been terminated, the Shareholder shall not solicit, initiate, induce, knowingly encourage, or knowingly take any other action to facilitate, any inquiries, offers, discussions, or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal. The Shareholder will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Purchaser with respect to any Acquisition Proposal.

6.         No Exercise of Appraisal Rights. The Shareholder hereby waives and agrees not to exercise any appraisal rights or right to dissent in respect of the Shares that may arise with respect to the Merger.

A-A-2

7.         Confidential Information. From and after the date of this Agreement, the Shareholder shall not disclose any confidential information of Purchaser or the Company obtained by such person while serving as a director of the Company except in accordance with a judicial or other governmental order or the Merger Agreement. For purposes of this Agreement, “confidential information” does not include: (a) information that is or becomes generally available to the public other than as a result of an unauthorized disclosure by the Shareholder; (b) information that was in the Shareholder’s possession prior to serving as a director or information received by the Shareholder from another person without any limitations on disclosure, but only if the Shareholder had no reason to believe that the other person was prohibited from using or disclosing such information by a contractual or fiduciary obligation; or (c) information that was independently developed by the Shareholder without using any confidential information of Purchaser or the Company.

8.         Representations of the Shareholder. The Shareholder represents and warrants to Purchaser as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery by the Shareholder or the performance of his or her obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon the Shareholder or the Existing Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity; (d) as of the date hereof, the Shareholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) the Existing Shares; (e) as of the date hereof, the Shareholder does not beneficially own (as such term is used in Rule 13d-3 of the Exchange Act) any (i) Company Common Stock other than the Existing Shares or (ii) any options, warrants, or other rights to acquire any additional Company Common Stock; (f) as of the date hereof, the Shareholder beneficially owns the Existing Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company with respect to the trading of securities in connection with insider trading restrictions, applicable securities laws and similar considerations); and (g) there is no action, suit, investigation, or proceeding (whether judicial, arbitral, administrative, or other pending against, or, to the knowledge of Shareholder, threatened against or affecting Shareholder that could reasonably be expected to materially impair or materially adversely affect the ability of Shareholder to perform Shareholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

9.         Effectiveness. This Agreement shall be effective upon signing and is irrevocable. If the Merger Agreement is terminated for any reason in accordance with its terms, this Agreement (other than Sections 10 through 16) shall automatically terminate and be null and void and of no effect.

10.         Entire Agreement; Assignment. The recitals are incorporated as a part of this Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each Party; provided, however, that the rights under this Agreement are assignable by Purchaser to a majority-owned affiliate or any successor-in-interest of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder.

11.         Remedies/Specific Enforcement. Each Party agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Purchaser would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Shareholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Purchaser may be entitled (including monetary damages), Purchaser shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. The Shareholder further agrees that neither Purchaser nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and the Shareholder irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

A-A-3

12.         Governing Law; Jurisdiction and Venue. All questions concerning the construction, validity enforcement and interpretation of this Agreement shall be governed by the internal law of the Commonwealth of Virginia, without giving effect to any choice of law of conflict of law provision or rule (whether of the Commonwealth of Virginia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Virginia. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the Courts of Virginia or federal court within the Commonwealth of Virginia), in any action or proceeding arising out of or relating to this Agreement and each Party irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, (a) any objection that he, she or it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 12, and (b) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

13.         Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance is unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such unenforceable provision had never comprised a part of this Agreement, the remaining provisions of this Agreement shall remain in full force and effect, and the court construing this Agreement shall add as a part of this Agreement, a provision as similar in terms and effect to such unenforceable provision as may be enforceable, in lieu of the unenforceable provision.

14.         Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Purchaser and the Shareholder, and (b) in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.         Capacity as a Shareholder only. Notwithstanding anything herein to the contrary, the foregoing covenants, agreements and restrictions shall not apply to any shares of the Company Common Stock or Company Class A Common Stock that the Shareholder may beneficially own as a fiduciary for others. In addition, this Agreement and the foregoing covenants, agreements and restrictions shall only apply to actions taken by the Shareholder in his or her capacity as a shareholder of the Company, and, if applicable, shall not in any way limit or affect actions the Shareholder may take in his or her capacity as a director or officer of the Company.

16.         Counterparts. The Parties may execute this Agreement in one or more counterparts, including by facsimile, e-mail delivery of a “.pdf” format data file, or other form of electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

A-A-4

SIGNED as of the date first set forth above:

First Community Bankshares, Inc.

By:
Name:	William P. Stafford, II
Title:	Chairman of the Board of Directors

Surrey Bancorp

By:
Name:
Title:

[Signature Page to Company Voting and Support Agreement]

Additional Signatures on Next Page

A-A-5

SHAREHOLDER:

A-A-6

Schedule A

Shareholder	Number of Company Common Shares
_____ shares of Common Stock _____ shares of Class A Common Stock

Signature Page to Bank Agreement and Plan of Merger

A-A-7

EXHIBIT B

BANK AGREEMENT AND PLAN OF MERGER

This Bank Agreement and Plan of Merger (this “Agreement”), dated as of November 17, 2022, is made by and between First Community Bank, a state commercial bank chartered under the laws of the Commonwealth of Virginia (“Purchaser Bank”), and Surrey Bank & Trust, a state commercial bank chartered under the laws of the State of North Carolina (“Company Bank”).

RECITALS

WHEREAS, all of the issued and outstanding capital stock of Purchaser Bank is owned as of the date hereof directly by First Community Bankshares, Inc., a Virginia corporation (“Purchaser”);

WHEREAS, all of the issued and outstanding capital stock of Company Bank is owned as of the date hereof directly by Surrey Bancorp, a North Carolina corporation (the “Company”);

WHEREAS, Purchaser and the Company have entered into an Agreement and Plan of Merger, dated as of the same date hereof (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, the Company will merge with and into Purchaser, with Purchaser surviving such merger (collectively, the “HoldCo Merger”);

WHEREAS, contingent upon the HoldCo Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Company Bank with and into Purchaser Bank, with Purchaser Bank surviving such merger (the “Bank Merger”); and

WHEREAS, the board of directors of Purchaser Bank and the board of directors of Company Bank deem the Bank Merger advisable and in the best interests of their respective shareholders, and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

BANK MERGER

Section 1.1                   The Bank Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Company Bank shall be merged with and into Purchaser Bank in accordance with the provisions of the Virginia Stock Corporation Act, the North Carolina Business Corporation Act, Title 6.2 of the Code of Virginia and Chapter 53C of the North Carolina General Statutes. At the Effective Time, the separate existence of Company Bank shall cease, and Purchaser Bank, as the surviving entity (the “Surviving Bank”), shall continue unaffected and unimpaired by the Bank Merger. All assets of Company Bank as they exist at the Effective Time of the Bank Merger shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time.

Section 1.2                   Closing. The closing of the Bank Merger will take place as soon as practicable following the HoldCo Merger or at such other time and date as specified by the parties, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

A-B-1

Section 1.3                   Effective Time. Subject to applicable law, the Bank Merger shall become effective at the later of: (i) the issuance by the Virginia State Corporation Commission (the “VSCC”) of a certificate of merger relating to the Bank Merger; (ii) the issuance by the North Carolina Office of the Commissioner of Banks of a certificate of authority relating to the Bank Merger; and (iii) the time set forth in the articles of merger relating to the Bank Merger filed with the VSCC and the North Carolina Secretary of State or such other time and date as shall be provided by law and agreed to by the parties hereto (such date and time being herein referred to as the “Effective Time”); provided, however, that in no event shall the Effective Time be earlier than, or at the same time as, the effective time of the HoldCo Merger,

Section 1.4                   Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of Purchaser Bank in effect immediately prior to the Effective Time shall be the articles of incorporation and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

Section 1.5                   Board of Directors and Officers. At the Effective Time, the board of directors of the Surviving Bank shall consist of the board of directors of Purchaser Bank as of immediately prior to the Bank Merger as well as the Designated Directors (as defined in the Merger Agreement) appointed to the board of directors of Purchaser Bank effective as of the effective time of the HoldCo Merger in accordance with Section 5.15 of the Merger Agreement. The officers of the Surviving Bank shall consist of the officers of Purchaser Bank as of immediately prior to the Bank Merger.

ARTICLE II

CONSIDERATION

Section 2.1                  Effect on Company Bank Capital Stock. By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Company Bank, at the Effective Time, all shares of Company Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Section 2.2                   Effect on Purchaser Bank Capital Stock. Each share of Purchaser Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.

ARTICLE III

COVENANTS AND CONDITIONS PRECEDENT

Section 3.1                   During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Section 3.2                   The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

(a)

All approvals, consents or waivers of any Governmental Entity (as defined in the Merger Agreement) required for the consummation the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated.

(b)	The HoldCo Merger shall have been consummated in accordance with the terms of the Merger Agreement.

(c)

No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the Bank Merger.

A-B-2

(d)	This Agreement shall have been adopted by the sole shareholder of each of Purchaser Bank and Company Bank.

ARTICLE IV

TERMINATION AND AMENDMENT

Section 4.1                   Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Agreement will terminate automatically upon the termination of the Merger Agreement.

Section 4.2                   Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto except that no provision in Section 3.2 may be amended or waived at any time pursuant to its terms.

ARTICLE V

GENERAL PROVISIONS

Section 5.1                   Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 5.2                   Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser Bank, to:

First Community Bank

29 College Drive

Bluefield, Virginia 24605-0989

Attention: Gary R. Mills, CEO and President

Email: GRMILLS@fcbinc.com

With a copy (which shall not constitute notice) t:

Bowles Rice LLP

600 Quarrier Street

Charleston, WV 25301

Attention: Sandra M. Murphy

E-mail: smurphy@bowlesrice.com

If to the Company Bank, to:

Surrey Bank & Trust

PO Box 1227

Mount Airy, NC 27030

Attention: Edward C. Ashby, III

E-mail: tashby@surreybank.com

A-B-3

With a copy (which shall not constitute notice):

Brooks, Pierce, McLendon, Humphrey & Leonard, LLP

230 North Elm Street

2000 Renaissance Plaza

Greensboro, NC 27401

Attention: Robert A. Singer

E-mail: rsinger@brookspierce.com

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile, electronic mail or other wire transmission, (iii) three (3) business days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one (1) business day after being deposited with a reputable overnight courier.

Section 5.3                   Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.4                   Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile, e-mail delivery of a “.pdf” format data file, or other electronic means), all of which shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 5.5               Entire Agreement. This Agreement (including any exhibits thereto, the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

Section 5.6                   Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Virginia applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.

Section 5.7                   Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto and any attempted assignment in contravention of this Section 5.7 shall be null and void.

[Signature page follows]

A-B-4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

FIRST COMMUNITY BANK

By:
Name:	William P. Stafford, II
Title:	Chairman of the Board of Directors

SURREY BANK & TRUST

By:
Name:	Robert H. Moody
Title:	Chairman of the Board of Directors

A-B-5

Appendix B

November 17, 2022

Board of Directors

Surrey Bancorp

145 North Renfro Street

Mount Airy, NC 27030

Members of the Board of Directors:

We understand that First Community Bankshares, Inc. (“First Community”) and Surrey Bancorp (the “Company”) propose to enter into the Agreement (defined below) pursuant to which, among other things, the Company will be merged with and into First Community with First Community as the surviving corporation (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, no par value per share, of the Company (the “Common Shares”) will be converted into the right to receive 0.7159 shares of First Community common stock (the “Merger Consideration”). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of the Common Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to the holders of the Common Shares. For purposes of this Opinion, and with your consent, we have assumed that the implied value of the Merger Consideration is $27.64 per share as of November 16, 2022.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.

reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger electronically distributed to the working group by counsel to First Community on November 16, 2022 (the “Agreement”);

2.

reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”);

3.

reviewed the Company’s (a) audited consolidated financial statements for the years ended December 31, 2021, December 31, 2020 and December 31, 2019; and (b) unaudited consolidated financial statements for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022;

4.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

Board of Directors
Surrey Bancorp
November 17, 2022

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered certain publicly available financial terms of certain transactions we deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for the Company’s Common Shares and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.

discussed with members of the senior management of the Company and First Community certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and First Community and the financial condition, future prospects and operations of the Company and First Community, respectively.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or First Community is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or First Community is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. We are not experts in generally accepted accounting principles (GAAP) or the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan and lease losses or any other reserves; accordingly, we have assumed that such allowances and reserves are in the aggregate adequate to cover such losses. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Board of Directors
Surrey Bancorp
November 17, 2022

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of November 16, 2022 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of First Community’s stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of First Community at that time. We have assumed that the shares of First Community common stock to be issued in the Proposed Transaction to the shareholders of the Company will be listed on the Nasdaq Global Select Market. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Common Shares.

As the Board is aware, the credit, financial and stock markets have been experiencing and do experience unusual volatility from time to time and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Transaction, First Community, or the Company. This Opinion does not purport to address potential developments in any such credit, financial and stock markets on the value of the Merger Consideration after the date hereof.

Board of Directors
Surrey Bancorp
November 17, 2022

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction, including, without limitation, that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In formulating our opinion, we have considered only what we understand to be the Merger Consideration to be received by the holders of Common Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Common Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or First Community or the ability of the Company or First Community to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

Board of Directors
Surrey Bancorp
November 17, 2022

In the ordinary course of our business, Raymond James may trade in the securities of the Company and First Community for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this Opinion, (i) Raymond James has engaged in certain fixed income trading activity with First Community Bank, a subsidiary of First Community, for which it has earned income and (ii) an affiliate of Raymond James provided services to First Community Bank relating to its wealth management business, for which Raymond James has received commissions and fees. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, First Community, or their subsidiaries or affiliates, or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is solely for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board of Directors or any shareholder of the Company or First Community regarding how said shareholder should act or vote with respect to the proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement/prospectus used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement/prospectus, along with a description, reasonably satisfactory to us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Common Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the holders of the Common Shares.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Appendix C

Article 13 of Chapter 55

North Carolina Business Corporation Act

Appraisal Rights

GENERAL STATUTES OF NORTH CAROLINA

Excerpt from Chapter 55, North Carolina Business Corporation Act

ARTICLE 13. Appraisal Rights

Part 1. Right to Appraisal and Payment for Shares.

§ 55-13-01. Definitions.

In this Article, the following definitions apply:

(1)

Affiliate. – A person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of G.S. 55-13-01(7), a person is deemed to be an affiliate of its senior executives.

(2)	Beneficial shareholder. – A person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3)	Corporation. – The issuer of the shares held by a shareholder demanding appraisal and, for matters covered in G.S. 55-13-22 through G.S. 55-13-31, the term includes the surviving entity in a merger.

(4)	Expenses. – Reasonable expenses of every kind that are incurred in connection with a matter, including counsel fees.

(5)

Fair value. – The value of the corporation’s shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to G.S. 55-13-02(a)(5).

(6)	Interest. – Interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this State on the effective date of the corporate action.

(7)

Interested transaction. – A corporate action described in G.S. 55-13-02(a), other than a merger pursuant to G.S. 55-11-04 or G.S. 55-11-12, involving an interested person and in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, the following definitions apply:

a.

Interested person. – A person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions:

1.	Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares.

2.

Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation.

3.

Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

I.	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

II.

Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in G.S. 55-8-31(a)(1) and (c).

III.

In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the acquiring entity or such affiliate of the acquiring entity.

b.

Beneficial owner. – Any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares. If a member of a national securities exchange is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, then that member of a national securities exchange shall not be deemed a “beneficial owner” of any securities held directly or indirectly by the member on behalf of another person solely because the member is the record holder of the securities. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

c.

Excluded shares. – Shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(8)	Preferred shares. – A class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(9)

Record shareholder. – The person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(10)	Senior executive. – The chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(11)	Shareholder. – Both a record shareholder and a beneficial shareholder.

§ 55-13-02. Right to appraisal.

(a) In addition to any rights granted under Article 9 of this Chapter, a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1)

Consummation of a merger to which the corporation is a party if either (i) shareholder approval is required for the merger by G.S. 55-11-03 or would be required but for the provisions of G.S. 55-11-03(j), except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) the corporation is a subsidiary and the merger is governed by G.S. 55-11-04 or G.S. 55-11-12.

(2)

Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

(3)	Consummation of a disposition of assets pursuant to G.S. 55-12-02.

(4)

An amendment of the articles of incorporation (i) with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has an obligation or right to repurchase the fractional share so created or (ii) changes the corporation into a nonprofit corporation or cooperative organization.

(5)

Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

(6)

Consummation of a conversion to a foreign corporation pursuant to Part 2 of Article 11A of this Chapter if the shareholder does not receive shares in the foreign corporation resulting from the conversion that (i) have terms as favorable to the shareholder in all material respects and (ii) represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation as the shares held by the shareholder before the conversion.

(7)	Consummation of a conversion of the corporation to nonprofit status pursuant to Part 2 of Article 11A of this Chapter.

(8)	Consummation of a conversion of the corporation to an unincorporated entity pursuant to Part 2 of Article 11A of this Chapter.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3), (4), (6), and (8) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1)	Appraisal rights shall not be available for the holders of shares of any class or series of shares that are any of the following:

a.	A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.

b.

Traded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000) (exclusive of the value of shares held by the corporation’s subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).

c.

Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and may be redeemed at the option of the holder at net asset value.

(2)

The applicability of subdivision (1) of this subsection shall be determined as of (i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights or, in the case of an offer made pursuant to G.S. 55-11-03(j), the date of the offer, or (ii) the day before the effective date of the corporate action if there is no meeting of shareholders and no offer made pursuant to G.S. 55-11-03(j).

(3)

Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4)

Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles may limit or eliminate appraisal rights for any class or series of preferred shares with respect to any corporate action, except that (i) no limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group, alone or as part of a group, on the corporate action or if the corporate action is an amendment to the articles of incorporation that changes the corporation into a nonprofit corporation or a cooperative organization, and (ii) any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any shares that are outstanding immediately prior to the effective date of the amendment, or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment, shall not apply to any corporate action that becomes effective within one year of that date if the corporate action would otherwise afford appraisal rights.

§ 55-13-03. Assertion of rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder (i) objects with respect to all shares of the class or series owned by the beneficial shareholder and (ii) notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

(1)	Submits to the corporation the record shareholder’s written consent to the assertion of rights no later than the date referred to in G.S. 55-13-22(b)(2)b.

(2)	Submits written consent under subdivision (1) of this subsection with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Part 2. Procedure for Exercise of Appraisal Rights.

§ 55-13-20. Notice of appraisal rights.

(a) If any corporate action specified in G.S. 55-13-02(a) is to be submitted to a vote at a shareholders’ meeting, or where no approval of the action is required pursuant to G.S. 55-11-03(j), the meeting notice or, if applicable, the offer made pursuant to G.S. 55-11-03(j), shall state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this Article. If the corporation concludes that appraisal rights are or may be available, a copy of this Article shall accompany the meeting notice or offer sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to G.S. 55-11-04 or G.S. 55-11-12, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Notice required under this subsection shall be sent within 10 days after the corporate action became effective and include the materials described in G.S. 55-13-22.

(c) If any corporate action specified in G.S. 55-13-02(a) is to be approved by written consent of the shareholders pursuant to G.S. 55-7-04, then the following shall occur:

(1)

Written notice that appraisal rights are, are not, or may be available shall be given to each record shareholder from whom a consent is solicited at the time consent of each shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, shall be accompanied by a copy of this Article.

(2)

Written notice that appraisal rights are, are not, or may be available shall be delivered together with the notice to the applicable shareholders required by subsections (d) and (e) of G.S. 55-7-04, may include the materials described in G.S. 55-13-22, and, if the corporation has concluded that appraisal rights are or may be available, shall be accompanied by a copy of this Article.

(d) If any corporate action described in G.S. 55-13-02(a) is proposed, or a merger pursuant to G.S. 55-11-04 or G.S. 55-11-12 is effected, then the notice or offer referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and the notice referred to in subsection (b) of this section, shall be accompanied by both of the following:

(1)

Annual financial statements as described in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of the notice. If annual financial statements that meet the requirements of this subdivision are not reasonably available, then the corporation shall provide reasonably equivalent financial information and in any case shall provide a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, an income statement for that year, and a cash flow statement for that year.

(2)	The latest interim financial statements of the corporation, if any.

(e) The right to receive the information described in subsection (d) of this section may be waived in writing by a shareholder before or after the corporate action.

§ 55-13-21. Notice of intent to demand payment and consequences of voting or consenting.

(a) If a corporate action specified in G.S. 55-13-02(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must do the following:

(1)	Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(2)	Not vote, or cause or permit to be voted, any shares of any class or series in favor of the proposed action.

(b) If a corporate action specified in G.S. 55-13-02(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must satisfy both of the following requirements:

(1)

The shareholder must deliver to the corporation, before the proposed action becomes effective, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, except that the written notice is not required if the notice required by G.S. 55-13-20(c) is given less than 25 days prior to the date the proposed action is effectuated.

(2)	The shareholder must not execute a consent in favor of the proposed action with respect to that class or series of shares.

(b1) If a corporate action specified in G.S. 55-13-02(a) does not require shareholder approval pursuant to G.S. 55-11-03(j), a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must satisfy both of the following requirements:

(1)

The shareholder must deliver to the corporation, before the shares are purchased pursuant to the offer made consistent with subdivision (2) of subsection (j) of G.S. 55-11-03, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(2)	The shareholder must not tender, or cause or permit to be tendered, any shares of the class or series in response to the offer.

(c) A shareholder who fails to satisfy the requirements of subsection (a), (b), or (b1) of this section is not entitled to payment under this Article.

§ 55-13-22. Appraisal notice and form.

(a) If a corporate action requiring appraisal rights under G.S. 55-13-02(a) becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (b)(1) of this section to all shareholders who satisfied the requirements of G.S. 55-13-21. In the case of a merger under G.S. 55-11-04 or G.S. 55-11-12, the parent corporation must deliver a written appraisal notice and form to all record shareholders of the subsidiary who may be entitled to assert appraisal rights.

(b) The appraisal notice must be sent no earlier than the date the corporate action specified in G.S. 55-13-02(a) became effective and no later than 10 days after that date. The appraisal notice must include the following:

(1)

A form that specifies the first date of any announcement to shareholders, made prior to the date the corporate action became effective, of the principal terms of the proposed corporate action. If such an announcement was made, the form shall require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date. The form shall require a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction.

(2)	Disclosure of the following:

a.

Where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the required form under sub-subdivision b. of this subdivision.

b.

A date by which the corporation must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice required under subsection (a) of this section and form are sent. The form shall also state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date.

c.	The corporation’s estimate of the fair value of the shares.

d.

That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in sub-subdivision b. of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

e.	The date by which the notice to withdraw under G.S. 55-13-23 must be received, which date must be within 20 days after the date specified in sub-subdivision b. of this subdivision.

(3)	Be accompanied by a copy of this Article.

§ 55-13-23. Perfection of rights; right to withdraw.

(a) A shareholder who receives notice pursuant to G.S. 55-13-22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to G.S. 55-13-22(b)(2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to G.S. 55-13-22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under G.S. 55-13-27. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to G.S. 55-13-22(b)(2)e. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in G.S. 55-13-22(b) shall not be entitled to payment under this Article.

§ 55-13-24: Repealed.

§ 55-13-25. Payment.

(a) Except as provided in G.S. 55-13-27, within 30 days after the form required by G.S. 55-13-22(b) is due, the corporation shall pay in cash to the shareholders who complied with G.S. 55-13-23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section shall be accompanied by the following:

(1)	The following financial information:

a.

Annual financial statements as described in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of payment. If annual financial statements that meet the requirements of this sub-subdivision are not reasonably available, the corporation shall provide reasonably equivalent financial information and in any case shall provide a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, and a cash flow statement for that year.

b.	The latest interim financial statements, if any.

(2)	A statement of the corporation’s estimate of the fair value of the shares. The estimate shall equal or exceed the corporation’s estimate given pursuant to G.S. 55-13-22(b)(2)c.

(3)

A statement that the shareholders described in subsection (a) of this section have the right to demand further payment under G.S. 55-13-28 and that if a shareholder does not do so within the time period specified in G.S. 55-13-28, then the shareholder shall be deemed to have accepted payment in full satisfaction of the corporation’s obligations under this Article.

§ 55-13-26: Repealed.

§ 55-13-27. After-acquired shares.

(a) A corporation may elect to withhold payment required by G.S. 55-13-25 from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to G.S. 55-13-22(b)(1).

(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within 30 days after the form required by G.S. 55-13-22(b) is due, notify all shareholders who are described in subsection (a) of this section of the following:

(1)	The information required by G.S. 55-13-25(b)(1).

(2)	The corporation’s estimate of fair value pursuant to G.S. 55-13-25(b)(2).

(3)	That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under G.S. 55-13-28.

(4)	That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer.

(5)	That those shareholders who do not satisfy the requirements for demanding appraisal under G.S. 55-13-28 shall be deemed to have accepted the corporation’s offer.

(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (b)(2) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (b)(2) of this section to each shareholder described in subdivision (b)(5) of this section.

§ 55-13-28. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to G.S. 55-13-25 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under G.S. 55-13-25). A shareholder offered payment under G.S. 55-13-27 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares, plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value, plus interest, under subsection (a) of this section within 30 days after receiving the corporation’s payment or offer of payment under G.S. 55-13-25 or G.S. 55-13-27, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Part 3. Judicial Appraisal of Shares.

§ 55-13-30. Court Action.

(a) If a shareholder makes a demand for payment under G.S. 55-13-28 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand by filing a complaint with the Superior Court Division of the General Court of Justice to determine whether the shareholder complied with the requirements of this Article and is entitled to appraisal rights, and, if so, to determine the fair value of the shares and accrued interest. The shareholder has the burden of proving that the shareholder complied with the requirements of this Article regarding entitlement to appraisal rights. If the superior court determines that a shareholder has not complied with the requirements of this Article, the shareholder is not entitled to appraisal rights, and the court shall dismiss the proceeding as to the shareholder. If the corporation does not commence the proceeding within the 60-day period, the corporation shall pay in cash to each shareholder the amount the shareholder demanded pursuant to G.S. 55-13-28, plus interest.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office in this State is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There is no right to a trial by jury.

(e) Each shareholder made a party to the proceeding that is determined by the superior court to have complied with the requirements of this Article and is entitled to appraisal rights is entitled to judgment either (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shareholder’s shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under G.S. 55-13-27.

§ 55-13-31. Court costs and expenses.

(a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(b) The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable:

(1)

Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20, 55-13-22, 55-13-25, or 55-13-27.

(2)

Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that these expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to G.S. 55-13-25, 55-13-27, or 55-13-28, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

Part 4. Other Remedies.

§ 55-13-40. Other remedies limited.

(a) The legality of a proposed or completed corporate action described in G.S. 55-13-02(a) may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b) Subsection (a) of this section does not apply to a corporate action that:

(1)	Was not authorized and approved in accordance with the applicable provisions of any of the following:

a.	Article 9, 9A, 10, 11, 11A, or 12 of this Chapter.

b.	The articles of incorporation or bylaws.

c.	The resolution of the board of directors authorizing the corporate action.

(2)

Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

(3)

Constitutes an interested transaction, unless it has been authorized, approved, or ratified by either (i) the board of directors or a committee of the board or (ii) the shareholders, in the same manner as is provided in G.S. 55-8-31(a)(1) and (c) or in G.S. 55-8-31(a)(2) and (d), as if the interested transaction were a director’s conflict of interest transaction.

(4)	Was approved by less than unanimous consent of the voting shareholders pursuant to G.S. 55-7-04, provided that both of the following are true:

a.

The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected.

b.	The proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

Appendix D

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-19297

FIRST COMMUNITY BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Virginia	55-0694814
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 989 Bluefield, Virginia 24605-0989
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (276) 326-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $1.00 par value	FCBC	NASDAQ Global Select

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐ Yes ☑ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b).  ☐ Yes ☑ No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

☐ Yes ☑ No

As of June 30, 2022, the aggregate market value of the registrant’s voting and non-voting common stock held by non-affiliates was $350.44 million.

As of  February 14, 2023, there were 16,228,262 shares outstanding of the registrant’s Common Stock, $1.00 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2023, are incorporated by reference in Part III of this Form 10-K.

FIRST COMMUNITY BANKSHARES, INC.

2022 FORM 10-K

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K and the accompanying Exhibits, filings incorporated by reference, reports to shareholders, and other communications that represent the Company’s beliefs, plans, objectives, goals, guidelines, expectations, anticipations, estimates, and intentions are made in good faith pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and other similar expressions identify forward-looking statements. The following factors, among others, could cause financial performance to differ materially from that expressed in such forward-looking statements:

●	inflation, interest rate, market and monetary fluctuations;
●	the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;
●	the effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the Federal Reserve System;
●	timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;
●	the willingness of customers to substitute competitors’ products and services for the Company’s products and services and vice versa;
●	the impact of changes in financial services laws and regulations, including laws about taxes, banking, securities, and insurance;
●	the impact of the U.S. Department of the Treasury and federal banking regulators’ continued implementation of programs to address capital and liquidity in the banking system;
●	technological changes;
●	the costs and effects of cyber incidents or other failures, interruptions, or security breaches of our systems or those of third-party providers;
●	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, and other accounting standard setters;
●	the effect of acquisitions, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;
●	the sustainability of noninterest, or fee income being less than expected;
●	unanticipated regulatory or judicial proceedings;
●	changes in consumer spending and saving habits; and
●	the Company’s success at managing the risks mentioned above.

The list of important factors is not exclusive. If one or more of the factors affecting these forward-looking statements proves incorrect, actual results, performance, or achievements could differ materially from those expressed in, or implied by, forward-looking statements contained in this Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission. Therefore, the Company cautions you not to place undue reliance on forward-looking information and statements.  The Company does not intend to update any forward-looking statements, whether written or oral, to reflect changes. These cautionary statements expressly qualify all forward-looking statements that apply to the Company including the risk factors presented in Part I, Item 1A of this report.

PART I

Item 1.	Business.

General

First Community Bankshares, Inc. (the “Company”), a financial holding company, was founded in 1989 and reincorporated under the laws of the Commonwealth of Virginia. The Company’s principal executive office is located in Bluefield, Virginia. The Company provides banking products and services to individual and commercial customers through its wholly owned subsidiary First Community Bank (the “Bank”), a Virginia-chartered banking institution founded in 1874. The Bank offers wealth management and investment advice through its Trust Division and wholly owned subsidiary First Community Wealth Management. Unless the context suggests otherwise, the terms “First Community,” “Company,” “we,” “our,” and “us” in this Annual Report on Form 10-K refer to First Community Bankshares, Inc. and its subsidiaries as a consolidated entity.

First Community Bank is committed to the passionate pursuit of excellence in community banking. Excited to call more than 50 communities home in Virginia, West Virginia, North Carolina and Tennessee, we’ve set our sights on being the bank of choice, employer of choice, and investment of choice in these special places.

Our expanding mission is to:

●	understand and anticipate customer and community financial needs and preferences by learning from our customers and engaging with our communities;
●

help our customers and communities achieve their financial goals and objectives by providing workable solutions delivered in a professional manner by friendly, knowledgeable people and convenient, reliable systems;

●	recruit, retain, and develop talented and resourceful employees by providing competitive compensation and benefits; offering first-rate continuing education; and fostering a team environment that empowers employees, encourages growth, and recognizes and rewards achievement; and
●	allocate shareholder resources by pursuing those investments and business opportunities that provide a superior risk-assessed return.

The values that propel our mission are, and will continue to be, compassion, trust, drive, and progress. These must remain the guiding lights in the way we interact with our communities, customers, and teammates along our business journey.

Our operations are guided by a strategic plan that focuses on organic growth supplemented by strategic acquisitions of complementary financial institutions.

Employees and Human Capital Resources

As of  December 31, 2022, we had 609 full-time employees and 22 part-time employees. The employees are not represented by a collective bargaining unit and we consider our relationship with our employees to be good.

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Continual learning and career development is advanced through ongoing performance and development conversations with employees, internally developed training programs and customized corporate training engagements.

The safety, health and wellness of our employees is a top priority.  All employees are asked not to come to work when they experience signs or symptoms of a possible communicable illness, including COVID-19, and have been provided additional paid time off to cover compensation during such absences. On an ongoing basis, we further promote the health and wellness of our employees by strongly encouraging work-life balance and keeping increases in the employee portion of health care premiums as small as possible and sponsoring various wellness programs.

Employee retention helps us operate efficiently and achieve one of our business objectives, which is building financial partnerships. We believe our commitment to living out our core values, actively prioritizing concern for our employees’ well-being, supporting our employees’ career goals, offering competitive wages and providing valuable fringe benefits aids in retention of our top-performing employees. In addition, nearly all of our employees are stockholders of the Company through participation in our current 401(k) plan and a former employee stock ownership plan, which aligns employee and stockholder interests by providing stock ownership on a tax-deferred basis at no investment cost to our employees.   During the first quarter of 2022, the Company implemented annualized wage increases of approximately $2.5 million as part of its ongoing strategic initiative to enhance Human Capital Management, which included an increased minimum wage.

Market Area

As of December 31, 2022, we operated 48 branch locations in Virginia, West Virginia, North Carolina, and Tennessee through our sole operating segment, Community Banking.  Economic indicators in our market areas show relatively stable employment and business conditions. We serve a diverse base of individuals and businesses across a variety of industries such as education; government and health services; retail trade; construction; manufacturing; tourism; coal mining and gas extraction; and transportation.

Competition

The financial services industry is highly competitive and constantly evolving. We encounter strong competition in attracting and retaining deposit, loan, and other financial relationships in our market areas. We compete with other commercial banks, thrifts, savings and loan associations, credit unions, consumer finance companies, mortgage banking firms, commercial finance and leasing companies, securities firms, brokerage firms, and insurance companies. We have positioned ourselves as a regional community bank that provides an alternative to larger banks, which often place less emphasis on personal relationships, and smaller community banks, which lack the capital and resources to efficiently serve customer needs. Factors that influence our ability to remain competitive include the ability to develop, maintain, and build long-term customer relationships; the quality, variety, and pricing of products and services; the convenience of banking locations and office hours; technological developments; and industry and general economic conditions. We seek to mitigate competitive pressures with our relationship style of banking, competitive pricing, and cost efficiencies.

Supervision and Regulation

Overview

We are subject to extensive examination, supervision, and regulation under applicable federal and state laws and various regulatory agencies. These regulations are intended to protect consumers, depositors, borrowers, deposit insurance funds, and the stability of the financial system and are not for the protection of stockholders or creditors.

Applicable laws and regulations restrict our permissible activities and investments and impose conditions and requirements on the products and services we offer and the manner in which they are offered and sold. They also restrict our ability to repurchase stock or pay dividends, or to receive dividends from our banking subsidiary, and impose capital adequacy requirements on the Company and the Bank. The consequences of noncompliance with these laws and regulations can include substantial monetary and nonmonetary sanctions.

The following discussion summarizes significant laws and regulations applicable to the Company and the Bank. These summaries are not intended to be complete and are qualified in their entirety by reference to the applicable statute or regulation. Changes in laws and regulations may have a material effect on our business, financial condition, or results of operations.

First Community Bankshares, Inc.

The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, (“BHC Act”) and a financial holding company under the Gramm-Leach-Bliley Act of 1999 (“GLB Act”). The Company elected financial holding company status in December 2006. The Company and its subsidiaries are subject to supervision, regulation, and examination by the Board of Governors of the Federal Reserve System (“Federal Reserve”). The BHC Act generally provides for umbrella regulation of financial holding companies, such as the Company, by the Federal Reserve, as well as functional regulation of financial holding company subsidiaries by applicable regulatory agencies. The Federal Reserve is granted the authority, in certain circumstances, to require reports of, examine, and adopt rules applicable to any bank holding company subsidiary.

The Company is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (“Exchange Act”), as administered by the Securities and Exchange Commission (“SEC”). The Company’s common stock is listed on the NASDAQ Global Select Market under the trading symbol FCBC and is subject to NASDAQ’s rules for listed companies.

First Community Bank

The Bank is a Virginia chartered bank and a member of the Federal Reserve subject to supervision, regulation, and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank (“FRB”) of Richmond. The Bank is a member of the Federal Deposit Insurance Corporation (“FDIC”), and its deposits are insured by the FDIC to the extent provided by law. The regulations of these agencies govern most aspects of the Bank’s business, including requirements concerning the allowance for loan losses, lending and mortgage operations, interest rates received on loans and paid on deposits, the payment of dividends, loans to affiliates, mergers and acquisitions, capital, and the establishment of branches. Various consumer and compliance laws and regulations also affect the Bank’s operations.

As a member bank, the Bank is required to hold stock in the FRB of Richmond in an amount equal to 6% of its capital stock and surplus (half paid to acquire the stock with the remainder held as a cash reserve). Member banks do not have any control over the Federal Reserve as a result of owning the stock and the stock cannot be sold or traded.

Permitted Activities under the BHC Act

The BHC Act limits the activities of bank holding companies, such as the Company, to the business of banking, managing or controlling banks and other activities the Federal Reserve determines to be closely related to banking. A bank holding company that elects treatment as a financial holding company under the GLB Act, such as the Company, may engage in a broader range of activities that are financial in nature or complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system. These activities include securities underwriting, dealing, and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and other activities that the Federal Reserve determines to be closely related to banking.

In order to maintain financial holding company status, the Company and the Bank must be well-capitalized and well-managed under applicable Federal Reserve regulations and have received at least a satisfactory rating under the Community Reinvestment Act (“CRA”). See “Prompt Corrective Action” and “Community Reinvestment Act” below. If we fail to meet these requirements, the Federal Reserve may impose corrective capital and managerial requirements and place limitations or conditions on our ability to conduct activities permissible for financial holding companies. If the deficiencies persist, the Federal Reserve may require the Company to divest the Bank or divest investments in companies engaged in activities permissible only for financial holding companies.

In July 2019, the federal bank regulators adopted final rules (the “Capital Simplification Rules”) that, among other things, eliminated the standalone prior approval requirement in the Basel III Capital Rules for any repurchase of common stock. The Company is required to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, subject to certain exemptions, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding 12 months, is equal to 10% or more of the Company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve Board.

The Inflation Reduction Act of 2022 (the “IRA”) imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

The BHC Act requires that bank holding companies obtain the Federal Reserve’s approval before acquiring direct or indirect ownership or control of more than 5% of the voting shares or all, or substantially all, of the assets of a bank. The regulatory authorities are required to consider the financial and managerial resources and future prospects of the bank holding company and the target bank, the convenience and needs of the communities to be served, and various competitive factors when approving acquisitions. The BHC Act also prohibits a bank holding company from acquiring direct or indirect control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business unless the Federal Reserve determines it to be closely related to banking.

Capital Requirements

We are subject to various regulatory capital requirements administered by the Federal Reserve (the "Basel III Capital Rules").

Since fully phased in on January 1, 2019, Basel III Capital Rules require the Company and the Bank to maintain the following:

●

A minimum ratio of Common Equity Tier 1 ("CET1") to risk-weighted assets of at least 4.50%, plus a 2.50% "capital conservation buffer" that is composed entirely of CET1 capital (resulting in a minimum ratio of CET1 to risk-weighted assets of 7.00%);

●	A minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.00%, plus the capital conservation buffer (resulting in a minimum Tier 1 capital ratio of 8.50%);
●	A minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 8.00%, plus the capital conservation buffer (resulting in a minimum total capital ratio of 10.50%); and
●	A minimum leverage ratio of 4.00%, calculated as the ratio of Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

Banking institutions that fail to meet the effective minimum ratios once the capital conservation buffer is taken into account, as detailed above, will be subject to constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution’s “eligible retained income” (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) average net income over the preceding four quarters).

Basel III Capital Rules and the Capital Simplification Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that certain deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 25% of CET1.

Basel III Capital Rules prescribe a standardized approach for risk weightings that expand the risk-weighting categories from the four Basel I categories (0%, 20%, 50% and 100%) to a larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories. In November 2019, the federal banking agencies adopted a rule revising the scope of commercial real estate mortgages subject to a 150% risk weight.

Management believes that the Company and the Bank's current capital levels exceed the required capital amounts to the considered well-capitalized and also meet the fully phased-in minimum capital requirements, including the related capital conservation buffers, as required by the Basel III Capital Rules as of December 31, 2022. For additional information, see Note 20, "Regulatory Requirements and Restrictions," to the Consolidated Financial Statements in Part II, Item 8 of this report.

Prompt Corrective Action

The federal banking regulators are required to take prompt corrective action with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if the appropriate federal regulators determine that it is engaging in an unsafe or unsound practice or is in an unsafe or unsound condition. A bank’s capital category is determined solely for applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s financial condition or prospects for other purposes.

The Bank was classified as well-capitalized under prompt corrective action regulations as of December 31, 2022. In order to be considered a well-capitalized institution under Basel III Capital Rules, an organization must not be subject to any written agreement, order, capital directive, or prompt corrective action directive and must maintain the following minimum capital ratios:

●	6.5% CET1 to risk-weighted assets
●	8.0% Tier 1 capital to risk-weighted assets
●	10.0% Total capital to risk-weighted assets
●	5.0% Tier 1 leverage ratio

Undercapitalized institutions are required to submit a capital restoration plan to federal banking regulators. Under the Federal Deposit Insurance Act, as amended (“FDIA”), in order for the capital restoration plan to be accepted by the appropriate federal banking agency, a bank holding company must provide appropriate assurances of performance and guarantee that its subsidiary bank will comply with its capital restoration plan, subject to certain limitations. Agency regulations contain broad restrictions on certain activities of undercapitalized institutions, including asset growth, acquisitions, establishing branches, and engaging in new lines of business. With certain exceptions, a depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to its parent holding company if the institution would be undercapitalized after such distribution or payment.

A significantly undercapitalized institution is subject to various requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and ending deposits from correspondent banks. The FDIC has limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator.

Safety and Soundness Standards

Guidelines adopted by federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage risks and exposures. If an institution fails to meet safety and soundness standards, the regulatory agencies may require the institution to submit a written compliance plan describing the steps they would take to correct the situation and the time that such steps would be taken. If an institution fails to submit or implement an acceptable compliance plan, after being notified, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions, such as those applicable to undercapitalized institutions under the prompt corrective action provisions of the FDIA. An institution may be subject to judicial proceedings and civil money penalties if it fails to follow such an order.

Payment of Dividends

The Company is a legal entity that is separate and distinct from its subsidiaries. The Company’s principal source of cash flow is derived from dividends paid by the Bank. There are various restrictions by regulatory agencies related to dividends paid by the Bank to the Company and dividends paid by the Company to its shareholders. The payment of dividends by the Company and the Bank may be limited by certain factors, such as requirements to maintain capital above regulatory guideline minimums.

Prior FRB approval is required for the Bank to declare or pay a dividend to the Company if the total of all dividends declared in any given year exceed the total of the Bank’s net profits for that year and its retained profits for the preceding two years, less any required transfers to surplus or to fund the retirement of preferred stock. Dividends paid by the Company to shareholders are subject to oversight by the Federal Reserve. Federal Reserve policy states that bank holding companies generally should pay dividends on common stock only from income available over the past year if prospective earnings retention is consistent with the organization’s expected future needs, asset quality, and financial condition.

Regulatory agencies have the authority to limit or prohibit the Company and the Bank from paying dividends if the payments are deemed to constitute an unsafe or unsound practice. The appropriate regulatory authorities have stated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only from current operating earnings. In addition, the Bank may not declare or pay a dividend if, after paying the dividend, the Bank would be classified as undercapitalized. In the current financial and economic environment, the FRB has discouraged payout ratios that are at maximum allowable levels, unless both asset quality and capital are very strong, and has noted that bank holding companies should carefully review their dividend policy. Bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to their banking subsidiaries.

Source of Strength

Federal Reserve policy and federal law requires the Company to act as a source of financial and managerial strength to the Bank. Under this requirement, the Company is expected to commit resources to support the Bank even when it may not be in a financial position to provide such resources. Because the Company is a legal entity separate and distinct from its subsidiaries, any capital loans it makes to the Bank are subordinate in right of payment to depositors and to certain other indebtedness of the Bank. In the event of the Company’s bankruptcy, any commitment by the Company to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Transactions with Affiliates

The Federal Reserve Act (“FRA”) and Federal Reserve Regulation W place restrictions on “covered transactions” between the Bank and its affiliates, including the Company. The term “covered transactions” includes making loans, purchasing assets, issuing guarantees, and other similar transactions. The Dodd-Frank Act expanded the definition of “covered transactions” to include derivative activities, repurchase agreements, and securities lending or borrowing activities. These restrictions limit the amount of transactions with affiliates, require certain levels of collateral for loans to affiliates, and require that all transactions with affiliates be on terms that are consistent with safe and sound banking practices. In addition, these transactions must be on terms that are substantially the same, or at least as favorable to the Bank, as those prevailing at the time for similar transactions with non-affiliates.

The FRA and Federal Reserve Regulation O place restrictions on loans between the Company and the Bank and their directors, executive officers, principal shareholders, affiliates, and interests of those directors, executive officers, and principal shareholders. These restrictions limit the amount of loans to one borrower and require that loans are on terms that are substantially the same as, and follow underwriting procedures that are not less stringent than, those prevailing at the time for similar loans with non-insiders. In addition, the aggregate limit of loans to all insiders, as a group, cannot exceed the Bank’s total unimpaired capital and surplus.

Deposit Insurance and Assessments

Substantially all of the Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC and are subject to quarterly deposit insurance assessments to maintain the DIF. Deposit insurance premiums are assessed using a risk-based system that places FDIC-insured institutions into one of four risk categories based on capital, supervisory ratings and other factors. The assessment rate determined by considering such information is then applied to the institution's average assets minus average tangible equity to determine the institution's insurance premium. The FDIC may change assessment rates or revise its risk-based assessment system if deemed necessary to maintain an adequate reserve ratio for the DIF. The Dodd-Frank Act required that the minimum reserve ratio for the DIF increase from 1.15% to 1.35% by September 30, 2020. Under the FDIA, the FDIC may terminate deposit insurance if it determines that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.  In October 2022, the FDIC adopted a final rule to increase the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment is expected to improve the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the statutory deadline prescribed under the FDIC's amended restoration plan.

The Volcker Rule

The Dodd-Frank Act amended the BHC Act to prohibit depository institutions and their affiliates from engaging in proprietary trading and from investing in, sponsoring, or having certain relationships with hedge funds or private equity funds, known as the Volcker Rule. The Volcker Rule, which became effective in July 2015 and the implementing regulations of which were amended in 2019 and were subject to further amendment in 2020, does not significantly impact the operations of the Company and its subsidiaries, as we do not have any engagement in the businesses prohibited by the Volcker Rule.

Community Reinvestment Act

The CRA of 1977, as amended, requires depository institutions to help meet the credit needs of their market areas, including low-and moderate-income individuals and communities, consistent with safe and sound banking practices. Federal banking regulators periodically examine depository institutions and assign ratings based on CRA compliance. A rating of less than satisfactory may restrict certain operating activities, delay or deny certain transactions, or result in an institution losing its financial holding company status. The Bank received a rating of satisfactory in its most recent CRA examination.

The Office of the Comptroller of the Currency (“OCC”), the Federal Reserve and the FDIC issued a joint notice of proposed rulemaking on May 5, 2022, proposing revisions to the CRA regulations.  Comments on the proposed rulemaking were due by August 5, 2022.  In September, 2022, legislation was introduced to significantly revise the CRA to add a number of new substantive and procedural requirements.  This legislation may delay the pending proposed rulemaking by the banking regulators.

 Incentive Compensation

Federal regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance is based on the key principles that a banking organization’s incentive compensation arrangements should (1) provide incentives that do not encourage risk taking beyond the organization’s ability to effectively identify and manage risks, (2) be compatible with effective internal controls and risk management, and (3) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors.

Federal banking regulators periodically examine the incentive compensation arrangements of banking organizations and incorporate any deficiencies in the organization’s supervisory ratings, which can affect certain operating activities. The FRB may initiate enforcement actions if the organization’s incentive compensation arrangements or related risk management, control, or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. The scope and content of the U.S. banking regulators’ policies on incentive compensation are continuing to develop. It cannot be determined at this time if or when a final rule will be adopted or if compliance with such a final rule will adversely affect the ability of the Company and its subsidiaries to hire, retain and motivate their key employees.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including NASDAQ, to implement listing standards that require listed companies to adopt policies mandating the recovery or “clawback” of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Under the final rule, the Company is required to adopt a clawback policy within 60 days after such listing standard becomes effective.

Anti-Tying Restrictions

The Bank and its affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by the Company.

Consumer Protection and Privacy

We are subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include the Mortgage Reform and Anti-Predatory Lending Act, the Truth in Lending Act, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collections Act, the Right to Financial Privacy Act, the Fair Housing Act, and various state law counterparts. These laws and regulations contain extensive customer privacy protection provisions that limit the ability of financial institutions to disclose non-public information about consumers to non-affiliated third parties and require financial institutions to disclose certain policies to consumers.

The Consumer Financial Protection Bureau (“CFPB”) is a federal agency with broad authority to implement, examine, and enforce compliance with federal consumer protection laws that relate to credit card, deposit, mortgage, and other consumer financial products and services. The CFPB may enforce actions to prevent and remedy unfair, deceptive, or abusive acts and practices related to consumer financial products and services. The agency has authority to impose new disclosure requirements for any consumer financial product or service. The CFPB may impose a civil penalty or injunction against an entity in violation of federal consumer financial laws. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates.   As a bank with less than $10 billion in assets, the Bank is subject to these federal consumer financial laws, but continues to be examined for compliance by the Federal Reserve, its primary federal banking regulator, not the CFPB.

Cybersecurity

In February 2018, the SEC published interpretive guidance to assist public companies in preparing disclosures about cybersecurity risks and incidents. These SEC guidelines, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking law and regulations.

In November 2021, the federal banking agencies issued a final rule that requires banking organizations to notify their primary regulator within 36 hours of becoming aware of a “computer-security incident” that rises to the level of a “notification incident.” The rule also requires specific and immediate notifications by bank service providers that become aware of similar incidents. The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties.  Our employees participate in regular company-sponsored training about cyber risks and cybersecurity.  We feel this is part of a sound cyber risk management program, but can be no assurance that we will not be the victim of a cyberattack.

Bank Secrecy Act and Anti-Money Laundering

The Bank is subject to the requirements of the Bank Secrecy Act and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (“USA PATRIOT Act”) of 2001. The USA PATRIOT Act broadened existing anti-money laundering legislation by imposing new compliance and due diligence obligations focused on detecting and reporting money laundering transactions. These laws and regulations require the Bank to implement policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing and to verify the identity of our customers. Violations can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal financial regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing mergers and acquisitions.

The Anti-Money Laundering Act of 2020 (“AMLA”), which amends the Bank Secrecy Act of 1970 (“BSA”), was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections.

Office of Foreign Assets Control Regulation

The U.S. Department of the Treasury’s (“Treasury”) Office of Foreign Assets Control (“OFAC”) administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals, and others. OFAC publishes lists of specially designated targets and countries. We are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them, and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal, financial, and reputational consequences, including causing applicable bank regulatory authorities to not approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act (“SOX Act”) of 2002 addresses a broad range of corporate governance, auditing and accounting, executive compensation, and disclosure requirements for public companies and their directors and officers. The SOX Act requires our Chief Executive Officer and Chief Financial Officer to certify the accuracy of certain information included in our quarterly and annual reports. The rules require these officers to certify that they are responsible for establishing, maintaining, and regularly evaluating the effectiveness of our financial reporting and disclosure controls and procedures; that they have made certain disclosures to the auditors and to the Audit Committee of the Board of Directors about our controls and procedures; and that they have included information in their quarterly and annual filings about their evaluation and whether there have been significant changes to the controls and procedures or other factors which would significantly impact these controls subsequent to their evaluation. Section 404 of the SOX Act requires management to undertake an assessment of the adequacy and effectiveness of our internal controls over financial reporting and requires our auditors to attest to and report on the effectiveness of these controls.

Available Information

We file annual, quarterly, and current reports; proxy statements; and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s website at www.sec.gov that contains reports, proxy and information statements, and other information that issuers file electronically with the SEC. We maintain a website at www.firstcommunitybank.com that makes available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information, including any amendments to those reports as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. You are encouraged to access these reports and other information about our business from the Investor Relations section of our website. The Investor Relations section contains information about our Board of Directors, executive officers, and corporate governance policies and principles, which include the charters of the standing committees of the Board of Directors, the Insider Trading Policy, and the Standards of Conduct governing our directors, officers, and employees. Information on our website is not incorporated by reference in this report.

Item 1A.	Risk Factors.

The risk factors described below discuss potential events, trends, or other circumstances that could adversely affect our business, financial condition, results of operations, cash flows, liquidity, access to capital resources, and, consequently, cause the market value of our common stock to decline. These risks could cause our future results to differ materially from historical results and expectations of future financial performance. If any of the risks occur and the market price of our common stock declines significantly, individuals may lose all, or part, of their investment in our Company. Individuals should carefully consider our risk factors and information included, or incorporated by reference, in this report before making an investment decision. There may be risks and uncertainties that we have not identified or that we have deemed immaterial that could adversely affect our business; therefore, the following risk factors are not intended to be an exhaustive list of all risks we face.

Risks Related to the Economic Environment

The current economic environment poses significant challenges.

Our financial performance is generally highly dependent on the business environment in the markets we operate in and of the U.S. as a whole, which includes the ability of borrowers to pay interest, repay principal on outstanding loans, the value of collateral securing those loans, and demand for loans and other products and services we offer. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, and investor or business confidence; limitations on the availability, or increases, in the cost of credit and capital; increases in inflation, interest rates, or employee costs; high unemployment; natural disasters; or a combination of these or other factors.

In recent years, economic growth and business activity across a wide range of industries has been slow and uneven. There are continuing concerns related to the level of U.S. government debt, fiscal actions that may be taken to address that debt, energy price volatility, global economic conditions, and significant uncertainty with respect to domestic and international fiscal and monetary policy. Economic and inflationary pressure on consumers and uncertainty about continuing economic improvement may result in changes in consumer and business spending, borrowing, and savings habits. There can be no assurance that these conditions will improve or that these conditions will not worsen. Such conditions could adversely affect the credit quality of the Bank’s loans and the Company’s business, financial condition, and results of operations.

Regulatory Risks

We operate in a highly regulated industry subject to examination, supervision, enforcement, and other legal actions by various federal and state governmental authorities, laws, and judicial and administrative decisions.

Congress and federal regulatory agencies continually review banking laws, regulations, and policies. Changes to these statutes, regulations, and regulatory policies, including changes in the interpretation or implementation, may cause substantial and unpredictable effects, require additional costs, limit the types of financial services and products offered, or allow non-banks to offer competing financial services and products. Failure to follow laws, regulations, and policies may result in sanctions by regulatory agencies and civil money penalties, which could have material adverse effects on our reputation, business, financial condition, and results of operations. We have policies and procedures designed to prevent violations; however, there is no assurance that violations will not occur. Existing and future laws, regulations, and policies yet to be adopted may make compliance more difficult or expensive; restrict our ability to originate, broker, or sell loans; further limit or restrict commissions, interest, and other charges earned on loans we originate or sell; and adversely affect our business, financial condition, and results of operations.

The Bank’s ability to pay dividends is subject to regulatory limitations that may affect the Company’s ability to pay expenses and dividends to shareholders.

The Company is a legal entity that is separate and distinct from its subsidiaries. The Company depends on the Bank and its other subsidiaries for cash, liquidity, and the payment of dividends to the Company to pay operating expenses and dividends to stockholders. There is no assurance that the Bank will have the capacity to pay dividends to the Company in the future or that the Company will not require dividends from the Bank to satisfy obligations. The Bank’s dividend payment is governed by various statutes and regulations. For additional information, see “Payment of Dividends” in Item 1 of this report. The Company may not be able to service obligations as they become due if the Bank is unable to pay dividends sufficient to satisfy the Company’s obligations, including our common stock. Consequently, the inability to receive dividends from the Bank could adversely affect the Company’s financial condition, results of operations, cash flows, and prospects.

Market and Interest Rate Risk

We are subject to interest rate risk.

Interest rate risk results principally when interest-earning assets and interest-bearing liabilities reprice at differing times, when underlying rates change at different levels or in varying degrees, when there is an unequal change in the spread between two or more rates for different maturities, and when embedded options, if any, are exercised. Our earnings and cash flows are largely dependent upon net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, particularly, the Federal Reserve. Changes in monetary policy and interest rates could influence the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings. Further, such changes could also affect our ability to originate loans and obtain deposits and the fair value of our financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income and earnings could be adversely affected. Conversely, if interest rates received on loans and other investments fall more quickly than interest rates paid on deposits and other borrowings, our net interest income and earnings could also be adversely affected.

Uncertainty relating to LIBOR calculation process and the phasing out of LIBOR may adversely affect us.

The United Kingdom’s Financial Conduct Authority and the administrator of LIBOR have announced that the publication of the most commonly used U.S. dollar London Interbank Offered Rate (“LIBOR”) settings will cease to be published or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be published as of December 31, 2021.  The bank regulatory agencies indicated that entering into new contracts that use LIBOR as a reference rate after December 31, 2021, would create safety and soundness risks and that they would examine bank practices accordingly. The Adjustable Interest Rate (LIBOR) Act, enacted in March 2022, provides a statutory framework to replace U.S. dollar LIBOR with a benchmark rate based on the Secured Overnight Financing Rate (“SOFR”) for contracts governed by U.S. law that have no or ineffective fallback, and in December 2022, the Federal Reserve Board adopted related implementing rules.

We discontinued originating LIBOR-based variable rate loans in 2018 and began negotiating these types of loans using the U.S. Treasury rate.

There continues to be substantial uncertainty as to the ultimate effects of the LIBOR transition. Since SOFR rates are calculated differently, payments under contracts referencing new rates will differ from those referencing LIBOR, which may lead to increased volatility as compared to LIBOR. The transition has impacted our market risk profiles and required changes to our risk and pricing models, valuation tools, product design and hedging strategies. Furthermore, failure to adequately manage this transition process with our customers could adversely impact our reputation. Although we are currently unable to assess what the ultimate impact of the transition from LIBOR will be, failure to adequately manage the transition could have a material adverse effect on our business, financial condition and results of operations.

Changes in the fair value of our investment securities may reduce stockholders’ equity and net income.

A decline in the estimated fair value of the investment portfolio may result in a decline in stockholders’ equity, book value per common share, and tangible book value per common share. Unrealized losses are recorded even though the securities are not sold or held for sale. If a debt security is never sold and no credit impairment exists, the decrease is recovered at the security’s maturity. Equity securities have no stated maturity; therefore, declines in fair value may or may not be recovered over time. We conduct quarterly reviews of our securities portfolio to determine if unrealized losses are temporary or other than temporary. No assurance can be given that we will not need to recognize a credit loss for the decline in fair value in the future. Additional credit loss provision may materially affect our financial condition and earnings. For additional information, see Note 1, “Basis of Presentation and Significant Accounting Policies,” and Note 3, “Debt Securities,” to the Consolidated Financial Statements in Part II, Item 8 of this report.

The repeal of the federal prohibitions on payment of interest on demand deposits could increase our interest expense.

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. We do not know what interest rates other institutions may offer as market interest rates begin to increase. Our interest expense will increase and net interest margin will decrease if we offer interest on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Credit Risk

Our accounting estimates and risk management processes rely on analytical and forecasting models.

The processes we use to estimate probable loan losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. If the models we use for interest rate risk and asset/liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models used for determining probable loan losses are inadequate, the allowance for credit losses may not be sufficient to cover actual loan losses and an increase in the loan loss provision could materially and adversely affect our operating results. Federal regulatory agencies regularly review our loans and allowance for credit losses as an integral part of the examination process. There is no assurance that we will not, or that regulators will not require us to, increase our allowance in future periods, which could materially and adversely affect our earnings and profitability. If the models we use to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon the sale or settlement of such financial instruments. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition, and results of operations. For additional information, see "Fair Value Measurements" and "Allowance for Credit Losses" in the "Critical Accounting Policies" section in Part II, Item 7 and Note 1, "Basis of Presentation and Significant Accounting Policies," to the Consolidated Financial Statements in Part II, Item 8 of this report.

We are subject to credit risk associated with the financial condition of other financial institutions

Credit risk is the risk of not collecting payments pursuant to the contractual terms of loans, leases and investment securities. Financial institutions are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, investment companies, and other institutional clients. Our ability to engage in routine funding transactions could be adversely affected by the failure, actions, and commercial soundness of other financial institutions. These transactions may expose us to credit risk if our counterparty or client defaults on their contractual obligation. Our credit risk may increase if the collateral we hold cannot be realized or liquidated at prices sufficient to recover the full amount of the loan or derivative exposure due to us. In the event of default, we may be required to provide collateral to secure the obligation to the counterparties. In the event of a bankruptcy or insolvency proceeding involving one of such counterparties, we may experience delays in recovering the assets posted as collateral or may incur a loss to the extent that the counterparty was holding collateral in excess of the obligation to such counterparty. Losses from routine funding transactions could have a material adverse effect on our financial condition and results of operations.

 Our commercial loan portfolio may expose us to increased credit risk.

Commercial business and real estate loans generally have a higher risk of loss because loan balances are typically larger than residential real estate and consumer loans and repayment is usually dependent on cash flows from the borrower’s business or the property securing the loan. Our commercial business loans are primarily made to small business and middle market customers. As of December 31, 2022, commercial business and real estate loans totaled $1.43 billion, or 59.72%, of our total loan portfolio. As of the same date, our largest outstanding commercial business loan was $15.89 million and largest outstanding commercial real estate loan was $15.34 million. Commercial construction loans generally have a higher risk of loss due to the assumptions used to estimate the value of property at completion and the cost of the project, including interest. If the assumptions and estimates are inaccurate, the value of completed property may fall below the related loan amount. As of December 31, 2022, commercial construction loans totaled $117.17 million, or 4.88%,our total loan portfolio. As of the same date, our largest outstanding commercial construction loan was $6.29 million. Losses from our commercial loan portfolio could have a material adverse effect on our financial condition and results of operations.

Operational Risks

We face strong competition from other financial institutions, financial service companies, and organizations that offer services similar to our offerings.

Our larger competitors may have substantially greater resources and lending limits, name recognition, and market presence that allow them to offer products and services that we do not offer and to price loans and deposits more aggressively than we do. The expansion of non-bank competitors, which may have fewer regulatory constraints and lower cost structures, has intensified competitive pressures on core deposit generation and retention. For additional information, see "Competition" in Item 1 of this report. Our success depends, in part, on our ability to attract and retain customers by adapting our products and services to evolving customer needs and industry and economic conditions. Failure to perform in any of these areas could weaken our competitive position, reduce deposits and loan originations, and adversely affect our financial condition, results of operations, cash flows, and prospects.

Liquidity risk could impair our ability to fund operations.

Liquidity is essential to our business and the inability to raise funds through deposits, borrowings, equity and debt offerings, or other sources could have a materially adverse effect on our liquidity. Company specific factors such as a decline in our credit rating, an increase in the cost of capital from financial capital markets, a decrease in business activity due to adverse regulatory action or other company specific event, or a decrease in depositor or investor confidence may impair our access to funding with acceptable terms adequate to finance our activities. General factors related to the financial services industry such as a severe disruption in financial markets, a decrease in industry expectations, or a decrease in business activity due to political or environmental events may impair our access to liquidity.

We may require additional capital in the future that may not be available when needed.

We may need to raise additional capital to strengthen our capital position, increase our liquidity, satisfy obligations, or pursue growth objectives. Our ability to raise additional capital depends on current conditions in capital markets, which are outside our control, and our financial performance. Certain economic conditions and declining market confidence may increase our cost of funds and limit our access to customary sources of capital, such as borrowings with other financial institutions, repurchase agreements, and availability under the FRB’s Discount Window. Events that limit access to capital markets and the inability to obtain capital may have a materially adverse effect on our business, financial condition, results of operations, and market value of common stock. We cannot provide any assurance that additional capital will be available, on acceptable terms or at all, in the future.

We may experience future goodwill impairment.

We test goodwill for impairment annually, or more frequently if events or circumstances indicate there may be impairment, using either a quantitative or qualitative assessment. If we determine that the carrying amount of a reporting unit is greater than its fair value, a goodwill impairment charge is recognized for the difference, but limited to the amount of goodwill allocated to that reporting unit. Unfavorable or uncertain economic and market conditions may trigger additional impairment charges that may cause an adverse effect on our earnings and financial position. For additional information, see “Goodwill” in the “Critical Accounting Policies” section in Part II, Item 7 and Note 1, “Basis of Presentation and Significant Accounting Policies,” and Note 8, “Goodwill and Other Intangible Assets,” to the Consolidated Financial Statements in Part II, Item 8 of this report.

We may be required to pay higher FDIC insurance premiums or special assessments.

Our deposits are insured up to applicable limits by the DIF of the FDIC and we are subject to deposit insurance assessments to maintain the DIF. For additional information, see “Deposit Insurance and Assessments” in Item 1 of this report. We are unable to predict future insurance assessment rates; however, deterioration in our risk-based capital ratios or adjustments to base assessment rates may result in higher insurance premiums or special assessments. The deterioration of banking and economic conditions and financial institution failures deplete the FDIC’s DIF and reduce the ratio of reserves to insured deposits. If the DIF is unable to meet funding requirements, increases in deposit insurance premium rates or special assessments may be required. Future assessments, increases, or required prepayments related to FDIC insurance premiums may negatively affect our financial condition and results of operations.

We continue to encounter technological change and are subject to information security risks associated with technology.

The financial services industry continues to experience rapid technological change with the introduction of new, and increasingly complex, technology-driven products and services. The effective use of technology increases operational efficiency that enables financial service institutions to reduce costs. Our future success depends, in large part, on our ability to provide products and services that satisfactorily meet the financial needs of our customers, as well as to realize additional efficiencies in our operations. We may fail to use technology-driven products and services effectively to better serve our customers and increase operational efficiency or sufficiently invest in technology solutions and upgrades to ensure systems are operating properly. Further, many of our competitors have substantially greater resources to invest in technology, which may adversely affect our ability to compete.

We rely on electronic communications and information systems, including those provided by third-party vendors, to conduct our business operations. Our security risks increase as our reliance on technology increases; consequently, the expectation to safeguard information by monitoring systems for potential failures, disruptions, and breakdowns has also increased. Risks associated with technology include security breaches, operational failures and service interruptions, and reputational damages. These risks also apply to our third-party service providers. Our third-party vendors include large entities with significant market presence in their respective fields; therefore, their services could be difficult to replace quickly if there are operational failures or service interruptions.

We rely on our technology-driven systems to conduct daily business and accounting operations that include the collection, processing, and retention of confidential financial and client information. We may be vulnerable to security breaches, such as employee error, cyberattacks, and viruses, beyond our control. In addition to security breaches, programming errors, vandalism, natural disasters, terrorist attacks, and third-party vendor disruptions may cause operational failures and service interruptions to our communication and information systems. Further, our systems may be temporarily disrupted during implementation or upgrade. Security breaches and service interruptions related to our information systems could damage our reputation, which may cause us to lose customers, subject us to regulatory scrutiny, or expose us to civil litigation and financial liability.

Our customers and employees have been, and will continue to be, targeted by parties using fraudulent e-mails and other communications in attempts to misappropriate passwords, bank account information or other personal information, or to introduce viruses or other malware through "Trojan horse" programs to our information systems and/or our customers' computers. Though we endeavor to mitigate these threats through product improvements, use of encryption and authentication technology, and customer and employee education, such cyberattacks against us or our third-party service providers remain a serious issue. The pervasiveness of cybersecurity incidents in general and the risks of cybercrime are complex and continue to evolve. More generally, publicized information about security and cyber-related problems could inhibit the use or growth of electronic or web-based applications or solutions as a means of conducting commercial transactions.

While we have not experienced a significant compromise, significant data loss, or any material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyberattacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is virtually impossible for us to entirely mitigate this risk. A security breach or other significant disruption of our information systems or those related to our customers, merchants and our third-party vendors, including as a result of cyberattacks, could (1) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of our customers; (2) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers; (3) result in a violation of applicable privacy, data breach and other laws, subjecting us to additional regulatory scrutiny and expose us to civil litigation, governmental fines and possible financial liability; (4) require significant management attention and resources to remedy the damages that result; or (5) harm our reputation or cause a decrease in the number of customers who choose to do business with us. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as the Company, rely on technology companies to provide information technology products and services necessary to support the Company’s day-to-day operations. Technology companies often enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of the Company’s vendors, or other individuals or companies, have from time to time claimed to hold intellectual property sold to the Company by its vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions often seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. Such litigation is often expensive, time consuming, disruptive to the Company’s operations, and distracting to management. If the Company is found to have infringed on one or more patents or other intellectual property rights, it may be required to pay substantial damages or royalties to a third party. In certain cases, the Company may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company’s operating expenses. If legal matters related to intellectual property claims were resolved against the Company or settled, the Company could be required to make payments in amounts that could have a material adverse effect on its business, financial condition, and results of operations.

Risks Related to Our Common Stock

The market price of our common stock may be volatile.

Stock price volatility may make it more difficult for our stockholders to resell their common stock when desired. Our common stock price may fluctuate significantly due to a variety of factors that include the following:

●	actual or expected variations in quarterly results of operations;
●	recommendations by securities analysts;
●	operating and stock price performance of comparable companies, as deemed by investors;
●	news reports relating to trends, concerns, and other issues in the financial services industry;
●	perceptions in the marketplace about our Company or competitors;
●	new technology used, or services offered, by competitors;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by, or involving, our Company or competitors;
●	failure to integrate acquisitions or realize expected benefits from acquisitions;
●	changes in government regulations; and
●	geopolitical conditions, such as acts or threats of terrorism or military action.

General market fluctuations; industry factors; political conditions; and general economic conditions and events, such as economic slowdowns, recessions, interest rate changes, or credit loss trends, could also cause our common stock price to decrease regardless of operating results.

The trading volume in our common stock is less than that of other larger financial services companies.

Although our common stock is listed for trading on the NASDAQ, the trading volume in our common stock is less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock or the expectation of these sales could cause our stock price to fall.

We may not continue to pay dividends on our common stock in the future.

Our common stockholders are only entitled to receive dividends when declared by our Board of Directors from funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so, and may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock. As a financial holding company, the Company’s ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve about capital adequacy and dividends. For additional information, see “Payment of Dividends” in Item 1 of this report.

General Risks

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. In the ordinary course of business, we foreclose on and take title to properties that secure certain loans. Hazardous or toxic substances could be found on properties we own. If substances are present, we may be liable for remediation costs, personal injury claims, and property damage and our ability to use or sell the property would be limited. We have policies and procedures in place that require environmental reviews before initiating foreclosure actions on real property; however, these reviews may not detect all potential environmental hazards. Environmental laws that require us to incur substantial remediation costs, which could materially reduce the affected property’s value, and other liabilities associated with environmental hazards could have a material adverse effect on our financial condition and results of operations.

Potential acquisitions may disrupt our business and dilute stockholder value.

We may seek merger or acquisition partners that are culturally similar, have experienced management, and possess either significant market presence or the potential for improved profitability through financial management, economies of scale, or expanded services. Risks inherent in acquiring other banks, businesses, and banking branches may include the following:

●	potential exposure to unknown or contingent liabilities of the target company;
●	exposure to potential asset quality issues of the target company;
●	difficulty, expense, and delays of integrating the operations and personnel of the target company;
●	potential disruption to our business;
●	potential diversion of management’s time and attention;
●	loss of key employees and customers of the target company;
●	difficulty in estimating the value of the target company;
●	potential changes in banking or tax laws or regulations that may affect the target company;
●	unexpected costs and delays;
●	the target company’s performance does not meet our growth and profitability expectations;
●	limited experience in new markets or product areas;
●	increased time, expenses, and personnel as a result of strain on our infrastructure, staff, internal controls, and management; and
●	potential short-term decreases in profitability.

We regularly evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving the payment of cash or the issuance of debt or equity securities may occur at any time. Acquisitions typically involve goodwill, a purchase premium over the acquired company’s book and market values; therefore, dilution of our tangible book value and net income per common share may occur. If we are unable to realize revenue increases, cost savings, geographic or product presence growth, or other projected benefits from acquisitions, our financial condition and results of operations may be adversely affected.

Attractive acquisition opportunities may not be available in the future.

We expect banking and financial companies, which may have significantly greater resources, to compete for the acquisition of financial service businesses. This competition could increase the price of potential acquisitions that we believe are attractive. If we fail to receive proper regulatory approval, we will not be able to consummate an acquisition. Our regulators consider our capital, liquidity, profitability, regulatory compliance, level of goodwill and intangible assets, and other factors when considering acquisition and expansion proposals. Future acquisitions may be dilutive to our earnings and equity per share of our common stock.

We may lose members of our management team and have difficulty attracting skilled personnel.

Our success depends, in large part, on our ability to attract and retain key employees. Competition for the best people can be intense. The unexpected loss of key personnel could have a material adverse impact on our business due to the loss of certain skills, market knowledge, and industry experience and the difficulty of promptly finding qualified replacement personnel. Certain existing and proposed regulatory guidance on compensation may also negatively affect our ability to retain and attract skilled personnel.

Our internal controls and procedures may fail or be circumvented.

We review our internal controls over financial reporting quarterly and enhance controls in response to these assessments, internal and external audit, and regulatory recommendations. A control system, no matter how well conceived and operated, includes certain assumptions and can only provide reasonable assurance that the objectives of the control system are met. These controls may be circumvented by individual acts, collusion, or management override. Any failure or circumvention related to our controls and procedures or failure to follow regulations related to controls and procedures could have a material adverse effect on our business, reputation, results of operations, and financial condition.

We are subject to environmental, social and governance ("ESG") risks that could adversely affect the Company's results of operations, reputation, and the market price of its securities.

The Company is subject to a variety of risks arising from ESG matters. ESG matters include environmental and climate change activism, diversity activism, and racial and social justice issues. Such matters may involve our personnel, customers, or third parties with whom we do business. Risks arising from ESG matters may adversely affect, among other things, the Company’s reputation and the market price of our securities.  Further, the Company may be exposed to negative publicity based on the identity and activities of our shareholders, those to whom we lend and with which we otherwise do business, and the public’s view of the approach and requirements of our state or federal regulators, customers, and business partners with respect to ESG matters. Any such negative publicity could arise through traditional media or electronic social media platforms. The Company’s relationships and reputation with its existing and prospective customers and third parties with which we do business could be damaged if we were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on the Company’s ability to attract and retain customers and employees and could have a negative impact on the market price for our securities.

Certain investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations with respect to ESG matters when making investment decisions. Certain investors are beginning to incorporate the business risks of ESG regulation and activism and the adequacy of companies’ responses to these into their investment decisions. These shifts in investing priorities may result in adverse effects on the market price of the Company’s securities.

The U.S. Congress, state legislatures and federal and state regulatory agencies, as well as certain stock exchanges, continue to propose numerous initiatives related to ESG matters. Similar and even more expansive initiatives are expected under the current administration, including potentially increasing supervisory expectations with respect to banks’ risk management practices, accounting practices, and credit portfolio concentrations management practices. The lack of empirical data surrounding the credit and other financial risks posed by ESG regulation and activism render it impossible to predict how specifically ESG matters may impact the Company’s financial condition and results of operations.

Specifically, environmental activism may adversely impact the economic viability of many of the Company’s deposit and loan customers in our West Virginia and southwestern Virginia markets. We have customers who operate in carbon-intensive industries like coal, oil and gas that are exposed to climate activism risks and those risks created by a transition to a less carbon-dependent economy, as well as customers who operate in low-carbon industries that may be subject to risks associated with new technologies. Further, the effects of climate change activism may negatively impact regional and local economic activity, which could impact the economies of the communities the Company serves and in which we operate. The Company’s business, reputation and ability to attract and retain employees and customers may also be harmed if our response to ESG activism is perceived to be excessive or insufficient.

Federal and state banking regulators and supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as a tool to effect ESG activism, both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of ESG matters. Given that ESG matters could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from activism, the Company faces increasing focus on our resilience to ESG risks. Ongoing legislative or regulatory uncertainties and changes regarding ESG risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

Item 1B.	Unresolved Staff Comments.

None.

Item 2.	Properties.

We own our corporate headquarters located at One Community Place, Bluefield, Virginia. As of December 31, 2022, the Bank provided financial services through a network of  branch locations in West Virginia (17 branches), Virginia (22 branches), North Carolina (7 branches), and Tennessee (2 branches). We own all of the branch locations with the exception of one branch location in West Virginia that is leased.  As of December 31, 2022, there were no mortgages or liens against any properties. We believe that our properties are suitable and adequate to serve as financial services facilities. A list of all branch and ATM locations is available on our website at www.firstcommunitybank.com. Information contained on our website is not part of this report. For additional information, see Note 7, “Premises, Equipment, and Leases,” to the Consolidated Financial Statements in Part II, Item 8 of this report.

Item 3.	Legal Proceedings.

We are currently a defendant in various legal actions and asserted claims in the normal course of business. Although we are unable to assess the ultimate outcome of each of these matters with certainty, we are of the belief that the resolution of these actions should not have a material adverse effect on our financial position, results of operations, or cash flows.

Item 4.	Mine Safety Disclosures.

None.

PART II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our common stock is traded on the NASDAQ Global Select Market under the symbol FCBC. As of February 14, 2023, there were 2,723 record holders and 16,228,262 outstanding shares of our common stock.

Purchases of Equity Securities

We repurchased 706,117 shares of our common stock in 2022, 949,386 shares of our common stock in 2021, and 734,653 shares in 2020.  Share purchases were suspended after the announced acquisition of Surrey Bancorp on November 18, 2022.

The following table provides information about purchases of our common stock made by us or on our behalf by any affiliated purchaser, as defined in Rule 10b-18(a)(3) under the Exchange Act, during the periods indicated:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Maximum Number of Shares that May Yet be Purchased Under the Plan(1)

October 1-31, 2022	41,460	$33.14	41,460	758,247
November 1-30, 2022	13,750	37.75	13,750	744,497
December 1-31, 2022	—	-	-	744,497
Total	55,210	$34.29	55,210

(1)

In February 2021, the Board of Directors approved a repurchase plan to repurchase 2,400,000 shares.  The timing, price, and quantity of purchases under the repurchase plan are at the discretion of management and the repurchase plan may be discontinued, suspended or restarted at any time depending on the facts and circumstances.

Stock Performance Graph

The following graph, compiled by S&P Global Market Intelligence (“S&P Global”), compares the cumulative total shareholder return on our common stock for the five years ended December 31, 2022, with the cumulative total return of the S&P 500 Index, the NASDAQ Composite Index, and S&P Global’s Asset Size & Regional Peer Group. The Asset Size & Regional Peer Group consists of 42 bank holding companies with total assets between $1 billion and $5 billion that are located in the Southeast Region of the United States and traded on NASDAQ, the OTC Bulletin Board, and pink sheets. The cumulative returns assume that $100 was originally invested on December 31, 2016, and that all dividends are reinvested.

	Year Ended December 31,
	2017	2018	2019	2020	2021	2022

First Community Bankshares, Inc.	100.00	114.19	115.81	84.34	135.38	142.31
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
NASDAQ Composite Index	100.00	97.16	132.81	192.47	235.15	158.65
S&P Global Asset & Regional Peer Group(1)	100.00	92.64	113.66	89.52	127.60	123.11

(1) Includes the following institutions: American National Bankshares Inc.; Auburn National Bancorporation, Inc.; BankFirst Capital Corporation; C&F Financial Corporation; Capital City Bank Group, Inc.; CapStar Financial Holdings, Inc.; Carter Bankshares, Inc.; Chesapeake Financial Shares, Inc.; Citizens Bancorp Investment, Inc.; Citizens Holding Company; CoastalSouth Bancshares, Inc.; Colony Bankcorp, Inc.; Dogwood State Bank; Eagle Financial Services, Inc.; F&M Bank Corp.; FineMark Holdings, Inc.; First Community Bankshares, Inc.; First Community Corporation;  First National Corporation; FVCBankcorp, Inc.; HomeTrust Bancshares, Inc.; John Marshall Bancorp, Inc.; MainStreet Bancshares, Inc.; MetroCity Bankshares, Inc.; Morris State Bancshares, Inc.; Mountain Commerce Bancorp, Inc.; MVB Financial Corp.; National Bankshares, Inc.; Old Point Financial Corporation; Parkway Acquisition Corp.; Peoples Bancorp of North Carolina, Inc.; Primis Financial Corp.; Professional Holding Corp.;  SmartFinancial, Inc.; South Atlantic Bancshares, Inc.; Southern First Bancshares, Inc.;  Southern States Bancshares, Inc.; Summit Financial Group, Inc.; United Bancorporation of Alabama, Inc.; USCB Financial Holdings, Inc.; Uwharrie Capital Corp.; Virginia National Bankshares Corporation.

Item 6.	Reserved

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand our financial condition, changes in financial condition, and results of operations. MD&A contains forward-looking statements and should be read in conjunction with our consolidated financial statements, accompanying notes, and other financial information included in this report. Unless the context suggests otherwise, the terms “First Community,” “Company,” “we,” “our,” and “us” refer to First Community Bankshares, Inc. and its subsidiaries as a consolidated entity.

Executive Overview

First Community Bankshares, Inc. (the “Company”) is a financial holding company, headquartered in Bluefield, Virginia, that provides banking products and services through its wholly owned subsidiary First Community Bank (the “Bank”), a Virginia chartered bank institution. As of December 31, 2022, the Bank operated 48 branches in Virginia, West Virginia, North Carolina and Tennessee. Our primary source of earnings is net interest income, the difference between interest earned on assets and interest paid on liabilities, which is supplemented by fees for services, commissions on sales, and various deposit service charges. We fund our lending and investing activities primarily through the retail deposit operations of our branch banking network supplemented by retail and wholesale repurchase agreements and Federal Home Loan Bank (“FHLB”) borrowings. We invest our funds primarily in loans to retail and commercial customers and various investment securities.

The Bank offers trust management, estate administration, and investment advisory services through its Trust Division and wholly owned subsidiary First Community Wealth Management (“FCWM”). The Trust Division manages inter vivos trusts and trusts under will, develops and administers employee benefit and individual retirement plans, and manages and settles estates. Fiduciary fees for these services are charged on a schedule related to the size, nature, and complexity of the account. Revenues consist primarily of commissions on assets under management and investment advisory fees. As of December 31, 2022, the Trust Division and FCWM managed and administered $1.28 billion in combined assets under various fee-based arrangements as fiduciary or agent.

The Company had no acquisition and divestiture activity during 2020 or 2021.  The Company completed the sale of its Emporia, Virginia branch to Benchmark Community Bank on September 16, 2022, which resulted in a gain of $1.66 million.  In addition, on November 17, 2022, the Company entered into an Agreement and Plan of Merger with Surrey Bancorp, a North Carolina corporation headquartered in Mt. Airy, North Carolina.   Upon completion of the transaction, the Company is expected to have total consolidated assets in excess of $3.6 billion.  The transaction is expected to be consummated in the second quarter of 2023.  For additional information, see Note 2, “Acquisitions and Divestitures,” to the Consolidated Financial Statements in Item 8 of this report.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with generally accepted accounting principles (“GAAP”) in the U.S. and prevailing practices in the banking industry. Our accounting policies, as presented in Note 1, “Basis of Presentation and Signficant Accounting Policies,” to the Consolidated Financial Statements in Item 8 of this report are fundamental in understanding MD&A and the disclosures presented in Item 8, “Financial Statements and Supplementary Data,” of this report. Management may be required to make significant estimates and assumptions that have a material impact on our financial condition or operating performance. Due to the level of subjectivity and the susceptibility of such matters to change, actual results could differ significantly from management’s assumptions and estimates. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates used, we have identified the allowance for loan losses and goodwill as the accounting areas that require the most subjective or complex judgments or are the most susceptible to change.

Allowance for Credit Losses or "ACL"

The ACL reflects management’s estimate of losses that will result from the inability of our borrowers to make required loan payments. Management uses a systematic methodology to determine its ACL for loans held for investment and certain off-balance-sheet credit exposures. Management considers the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the loan portfolio. The Company’s estimate of its ACL involves a high degree of judgment; therefore, management’s process for determining expected credit losses may result in a range of expected credit losses. It is possible that others, given the same information, may at any point in time reach a different reasonable conclusion. The Company’s ACL recorded in the balance sheet reflects management’s best estimate of expected credit losses. The Company recognizes in net income the amount needed to adjust the ACL for management’s current estimate of expected credit losses. See Note 1 – "Basis of Presentation - Significant Accounting Policies" in this Annual Report on Form 10-K for further detailed descriptions of our estimation process and methodology related to the ACL. See also Note 6 — "Allowance for Credit Losses" in this Annual Report on Form 10-K, “Allowance for Credit Losses” in this MD&A. Periods prior to the January 1, 2021, adoption of ASU 2016-13 follow prior accounting guidance for estimated loan losses and are not comparable.

The Company uses a number of economic variables to estimate the allowance for credit losses, with the most significant driver being a forecast of the national unemployment rate. In the December 31, 2022, estimate, the Company assumed an unemployment forecast range of  3.9% to 4.8%, which is slightly higher than the range of 4.1% to 3.6% utilized in the December 31, 2021, estimate.  Based on a sensitivity analysis as of December 31, 2022, an increase of 1% in the unemployment forecast would result in an increase in the allowance for credit losses of approximately 11.0%.

Goodwill

Goodwill is tested for impairment annually, on October 31st, or more frequently if events or circumstances indicate there may be impairment.  We have one reporting unit, Community Banking.  If we elect to perform a qualitative assessment, we evaluate factors such as macroeconomic conditions, industry and market considerations, overall financial performance, changes in stock price, and progress towards stated objectives in determining if it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of our reporting unit is less than its carrying amount, a quantitative test is performed; otherwise, no further testing is required. The quantitative test consists of comparing the fair value of our reporting unit to its carrying amount, including goodwill. If the fair value of our reporting unit is greater than its book value, no goodwill impairment exists. If the carrying amount of our reporting unit is greater than its calculated fair value, a goodwill impairment charge is recognized for the difference. We performed a quantitative assessment for the annual test on October 31, 2022, which resulted in no goodwill impairment. For additional information, see Note 8, “Goodwill and Other Intangible Assets,” to the Consolidated Financial Statements in Item 8 of this report.

Non-GAAP Financial Measures

In addition to financial statements prepared in accordance with GAAP, we use certain non-GAAP financial measures that provide useful information for financial and operational decision making, evaluating trends, and comparing financial results to other financial institutions. The non-GAAP financial measures presented in this report include certain financial measures presented on a fully taxable equivalent (“FTE”) basis. While we believe certain non-GAAP financial measures enhance the understanding of our business and performance, they are supplemental and not a substitute for, or more important than, financial measures prepared in accordance with GAAP and may not be comparable to those reported by other financial institutions. The reconciliations of non-GAAP to GAAP measures are presented below.

We believe FTE basis is the preferred industry measurement of net interest income and provides better comparability between taxable and tax exempt amounts. We use this non-GAAP financial measure to monitor net interest income performance and to manage the composition of our balance sheet. FTE basis adjusts for the tax benefits of income from certain tax exempt loans and investments using the federal statutory income tax rate of 21%. The following table reconciles net interest income and margin, as presented in our consolidated statements of income, to net interest income on a FTE basis for the periods indicated:

	Year Ended December 31,
	2022	2021	2020
(Amounts in thousands)
Net interest income, GAAP	$112,663	$102,474	$108,572
FTE adjustment(1)	451	439	647
Net interest income, FTE	$113,114	$102,913	$109,219

Net interest margin, GAAP	3.90%	3.65%	4.27%
FTE adjustment(1)	0.02%	0.02%	0.02%
Net interest margin, FTE	3.92%	3.67%	4.29%

(1)	FTE basis of 21%.

Performance Overview

Highlights of our results of operations in 2022, and financial condition as of December 31, 2022, include the following:

●

Annual net income for 2022 of $46.66 million, or $2.82 per diluted common share, was a decrease of $4.51 million over 2021 and represents a 4.08% decrease in diluted earnings per share compared to 2021.  The decrease is primarily attributable to an increase of $15.04 million in provision for credit losses offset by an increase in net interest income of $10.19 million.

●

Net interest income increased $10.19 million compared to 2021.  Interest on securities increased $4.25 million and is primarily due to an increase of $224.06 million in the securities available for sale portfolio.  Interest on deposits in banks increased $3.02 million and is primarily attributable to the increase in overnight rates.  Interest and fees on loans also increased, with an increase of $1.74 million over 2021.  The increase was primarily due to loan growth of $234.63 million.  Interest expense decreased $1.18 million and is primarily attributable to a decrease in the cost of time deposits.

●

The provision for credit losses of $6.57 million was an increase of $15.04 million compared to the recovery of provision of $8.47 million in 2021.  The increase was attributable to growth of the loan portfolio throughout 2022 and an economic forecast that projects higher unemployment rates and weaker macroeconomic trends.  The prior year included recoveries of pandemic-related provisioning.

●

Net interest margin was 3.92%, which was a 25 basis point increase from 3.67% reported in 2021.  The yield on earning assets increased 21 basis points, primarily driven by increased earnings on deposits in banks.

●	The cost of interest-bearing deposits declined 6 basis points to 0.09%, primarily driven by a decrease in the cost of time deposits.
●	Return on average assets was 1.45% for the year while return on average equity was 11.04%.
●	Salaries and employee benefits increased $2.94 million, or 6.65%, compared to 2021. During the first quarter of 2022, the Company implemented annualized wage increases of approximately $2.5 million as part of its ongoing strategic initiative to enhance Human Capital Management, which included an increased minimum wage.
●	On September, 16, 2022, the Company completed the sale of First Community Bank's Emporia, Virginia branch to Benchmark Community Bank. A gain of $1.66 million was realized from the sale.
●

The Company's loan portfolio increased by $234.63 million, or 10.83%, during 2022.  Loan demand and originations were strong in all categories, including construction, commercial real estate, residential mortgage, and consumer loans.

●	Non-performing loans to total loans was 0.70% of total loans. Net charge-offs for the year ended December 31, 2022, were $3.87 million, or 0.23% of annualized average loans, compared to net charge-offs of $2.96 million, or 0.18% of annualized average loans, for the same period in 2021.
●	The allowance for credit losses to total loans was 1.27% at December 31, 2022.
●	During the fourth quarter of 2022, the Company announced the planned acquisition of Mount Airy, North Carolina-based Surrey Bancorp. The acquisition will strengthen the Company's presence in western North Carolina and add approximately $500 million in assets.
●	During 2022, the Company repurchased 706,117 common shares for $21.31 million. Share repurchases have been curtailed due to the announced acquisition of Surrey Bancorp.
●	Book value per share at December 31, 2022, was $26.01, an increase of $0.67 from the same period of 2021.

Results of Operations

Net Income

The following table presents the changes in net income and related information for the periods indicated:

				2022 Compared to 2021		2021 Compared to 2020
	Year Ended December 31,			Increase	%	Increase	%
(Amounts in thousands, except per share data)	2022	2021	2020	(Decrease)	Change	(Decrease)	Change

Net income	$46,662	$51,168	$35,926	$(4,506)	(8.81)%	$15,242	42.43%

Basic earnings per common share	2.82	2.95	2.02	(0.13)	(4.41)%	0.93	46.04%
Diluted earnings per common share	2.82	2.94	2.02	(0.12)	(4.08)%	0.92	45.54%

Return on average assets	1.45%	1.63%	1.24%	(0.18)%	(11.04)%	0.39%	31.45%
Return on average common equity	11.04%	11.96%	8.54%	(0.92)%	(7.69)%	3.42%	40.05%

2022 Compared to 2021. Pre-tax income decreased $6.37 million, or 9.58%, primarily due  to an increase of $15.04 million in provision for credit losses offset by an increase in net interest income of $10.19 million.  The increase in provision for credit losses of $15.04 million was attributable to a return to normalized provisions that include forecasts for higher unemployment rates and weaker macroeconomic trends as compared with prior year recoveries of pandemic-related provisioning.  The increase in net interest income of $10.19 million was primarily due to increases in both interest on securities and interest and fees on loans.  The increases were primarily driven by significant growth in both portfolios.  Interest on deposits in banks increased as well and was primarily driven by rate increases in the FOMC's target federal funds rate throughout 2022.

2021 Compared to 2020. Pre-tax income increased $20.42 million, or 44.27%, primarily due to a reversal of $8.47 million in the allowance for credit losses in 2021 compared to $12.67 million in provision recorded in 2020.  The decrease in credit loss provisioning increased pre-tax income $21.14 million and is primarily due to significantly improved economic forecasts in the 2021, as well as strong credit quality metrics, versus 2020 provisioning driven by the pandemic.  The increase was offset by a decrease in net interest income of $6.10 million, or 5.62%, driven by the low interest rate environment, as well as a $3.33 million decrease in accretion on acquired loans. Income tax expense increased $5.17 million from 2020 primarily as a result of the increase in pre-tax income.

Net Interest Income

Net interest income, our largest contributor to earnings, is analyzed on a fully taxable equivalent (“FTE”) basis, a non-GAAP financial measure. For additional information, see “Non-GAAP Financial Measures” above. The following table presents the consolidated average balance sheets and net interest analysis on a FTE basis for the dates indicated:

	Year Ended December 31,
	2022			2021			2020
(Amounts in thousands)	Average Balance	Interest(1)	Average Yield/ Rate(1)	Average Balance	Interest(1)	Average Yield/ Rate(1)	Average Balance	Interest(1)	Average Yield/ Rate(1)
Assets
Earning assets
Loans(2)(3)	$2,298,503	$104,830	4.56%	$2,153,099	$102,996	4.78%	$2,142,637	$110,619	5.16%
Securities available for sale	256,221	6,172	2.41%	81,049	2,008	2.48%	105,005	3,259	3.10%
Interest-bearing deposits	330,785	3,767	1.14%	570,040	745	0.13%	296,495	805	0.27%
Total earning assets	2,885,509	$114,769	3.98%	2,804,188	$105,749	3.77%	2,544,137	$114,683	4.51%
Other assets	328,635			330,640			348,150
Total assets	$3,214,144			$3,134,828			$2,892,287

Liabilities and stockholders' equity
Interest-bearing deposits
Demand deposits	$683,502	$112	0.02%	$646,999	$127	0.02%	$556,279	$311	0.06%
Savings deposits	880,171	306	0.03%	816,845	281	0.03%	711,831	902	0.13%
Time deposits	322,158	1,235	0.38%	387,249	2,427	0.63%	456,755	4,247	0.93%
Total interest-bearing deposits	1,885,831	1,653	0.09%	1,851,093	2,835	0.15%	1,724,865	5,460	0.32%
Borrowings
Retail repurchase agreements	2,239	2	0.07%	1,194	1	0.07%	1,145	3	0.28%
FHLB advances and other borrowings	—	—	—%	—	—	—%	36	1	2.23%
Total borrowings	2,239	2	0.07%	1,194	1	0.07%	1,181	4	0.34%
Total interest-bearing liabilities	1,888,070	1,655	0.09%	1,852,287	2,836	0.15%	1,726,046	5,464	0.32%
Noninterest-bearing demand deposits	864,224			816,638			707,623
Other liabilities	39,363			38,151			37,826
Total liabilities	2,791,657			2,707,076			2,471,495
Stockholders' equity	422,487			427,752			420,792
Total liabilities and equity	$3,214,144			$3,134,828			$2,892,287

Net interest income, FTE(1)		$113,114			$102,913			$109,219
Net interest rate spread, FTE(1)			3.89%			3.62%			4.19%
Net interest margin, FTE(1)			3.92%			3.67%			4.29%

(1)	FTE basis based on the federal statutory rate of 21%.
(2)	Nonaccrual loans are included in average balances; however, no related interest income is recognized during the period of nonaccrual.
(3)	Interest on loans include non-cash purchase accounting accretion of $2.62 million in 2022, $4.66 million in 2021, and $7.99 million in 2020.

The following table presents the impact to net interest income on a FTE basis due to changes in volume (average volume times the prior year’s average rate), rate (average rate times the prior year’s average volume), and rate/volume (average volume times the change in average rate), for the periods indicated:

	Year Ended				Year Ended
	December 31, 2022 Compared to 2021				December 31, 2021 Compared to 2020
	Dollar Increase (Decrease) due to				Dollar Increase (Decrease) due to
			Rate/				Rate/
(Amounts in thousands)	Volume	Rate	Volume	Total	Volume	Rate	Volume	Total
Interest earned on(1):
Loans	$6,956	$(4,798)	$(324)	$1,834	$540	$(8,123)	$(40)	$(7,623)
Securities available for sale	4,340	(56)	(120)	4,164	(744)	(657)	150	(1,251)
Interest-bearing deposits with other banks	(313)	5,747	(2,412)	3,022	715	(388)	(387)	(60)
Total interest-earning assets	10,983	893	(2,856)	9,020	511	(9,168)	(277)	(8,934)

Interest paid on(1):
Demand deposits	7	(21)	(1)	(15)	51	(202)	(33)	(184)
Savings deposits	22	3	—	25	133	(657)	(97)	(621)
Time deposits	(408)	(942)	158	(1,192)	(646)	(1,384)	210	(1,820)
Retail repurchase agreements	—	—	1	1	—	(1)	(1)	(2)
Wholesale repurchase agreements	—	—	—	—	—	—	—	—
FHLB advances and other borrowings	—	—	—	—	(1)	—	—	(1)
Total interest-bearing liabilities	(379)	(960)	158	(1,181)	(463)	(2,244)	79	(2,628)

Change in net interest income(1)	$11,362	$1,853	$(3,014)	$10,201	$974	$(6,924)	$(356)	$(6,306)

(1)	FTE basis based on the federal statutory rate of 21%.

2022 Compared to 2021. Net interest income comprised 75.19% of total net interest and noninterest income in 2022 compared to 74.92% in 2021. Net interest income increased $10.19 million, or 9.94%, and increased $10.20 million, or 9.91%, on a FTE basis. The FTE net interest margin increased 25 basis points and the FTE net interest spread increased 27 basis points.  The increase in net interest margin was primarily driven by an increase in yield on earning assets of 21 basis points, specifically, interest on deposits in banks. The increased yield on interest on deposits in banks was primarily driven by rate increases in the FOMC's target federal funds rate throughout 2022.

Average earning assets increased $81.32 million, or 2.90%, primarily due to an increase in average securities available for sale of $175.17 million, or 216.13%, and average loans of $145.40 million, or 6.75%.  The increases were offset by a decrease in average interest-bearing deposits in banks of $239.26 million, or 41.97%. The yield on earning assets increased 21 basis points primarily due to an increase in yield on interest on deposits in banks of 101 basis points to 1.14% compared to 0.13% in 2021.   The increase in yield was primarily driven by rate increases in the FOMC's target federal funds rate throughout 2022.  The average loan to deposit ratio increased to 83.58% from 80.71% in 2021.  Non-cash accretion income related to PCD loans decreased $2.04 million, or 43.77%, to $2.62 million due to reduced balances in the PCD portfolios. The impact of non-cash purchase accounting accretion income on the FTE net interest margin was 9 basis points compared to 17 basis points in the prior year.

Average interest-bearing liabilities, which consist of interest-bearing deposits and borrowings, increased $35.78 million, or 1.93%, primarily due to an increase in average interest-bearing deposits. The yield on interest-bearing liabilities decreased 6 basis points.  Average interest-bearing deposits increased $34.74 million, or 1.88%, with increases of $63.33 million, or 7.75%, in average savings deposits, $36.50 million, or 5.64%, in average interest-bearing demand deposits, offset by a decrease of $65.09 million, or 16.81%, in average time deposits.

2021 Compared to 2020.  Net interest income comprised 74.92% of total net interest and noninterest income in 2021 compared to 78.45% in 2020.  Net interest income decreased $6.10 million, or 5.62%, and decreased $6.31 million, or 5.77%, on a FTE basis. The FTE net interest margin decreased 62 basis points and the FTE net interest spread decreased 57 basis points.  The decrease in the net interest margin and the net interest spread are primarily attributable to the current historically low interest rate environment as well as a decrease in purchase accounting accretion from acquired loans.

Average earning assets increased $260.05 million, or 10.22%, primarily due to an increase in average interest-bearing deposits and average loans offset by a decrease in average debt securities. The yield on earning assets decreased 74 basis points as the yields decreased primarily due to the historically low rate environment. Average loans increased $10.46 million, or 0.49%, and the average loan to deposit ratio decreased to 80.71% from 88.08% in 2020.  Non-cash accretion income related to PCD loans decreased $3.33 million, or 41.73%, to $4.66 million due to reduced balances in the PCD portfolios. The impact of non-cash purchase accounting accretion income on the FTE net interest margin was 17 basis points compared to 31 basis points in the prior year.

Average interest-bearing liabilities, which consist of interest-bearing deposits and borrowings, increased $126.24 million, or 7.31%, primarily due to an increase in average interest-bearing deposits. The yield on interest-bearing liabilities decreased 17 basis points. Average interest-bearing deposits increased $126.23 million, or 7.32%, with increases of $105.01 million, or 14.75%, in average savings deposits, $90.72 million, or 16.31%, in average interest-bearing demand deposits, offset by a decrease of $69.51 million, or 15.22%,  in average time deposits.

Provision for Credit Losses

2022 Compared to 2021. The provision charged to operations increased $15.04 million, or 177.58%.  The increase was attributable to growth of the loan portfolio throughout 2022 and an economic forecast that projects higher unemployment rates and weaker macroeconomic trends.  The prior year included recoveries of pandemic-related provisioning.

2021 Compared to 2020. The provision charged to operations decreased $21.14 million, or 166.87%.  The decrease was primarily due to significantly improved economic forecasts in 2021, as well as strong credit quality metrics, versus prior year provisioning driven by the pandemic.  The most significant forecast variable in our allowance model is unemployment. The forecast used for December 31, 2021, ranged from 4.1% to 3.6%. That forecast was much stronger than that used for January 1, 2021, that ranged from 6.6% to 5.6% over the forecast period.

Noninterest Income

The following table presents the components of, and changes in, noninterest income for the periods indicated:

				2022 Compared to 2021		2021 Compared to 2020
	Year Ended December 31,			Increase	%	Increase	%
	2022	2021	2020	(Decrease)	Change	(Decrease)	Change
(Amounts in thousands)
Wealth management	$3,855	$3,853	$3,417	$2	0.05%	$436	12.76%
Service charges on deposits	14,213	13,446	13,019	767	5.70%	427	3.28%
Other service charges and fees	12,308	12,422	10,333	(114)	-0.92%	2,089	20.22%
Net gain on sale of securities	-	-	385	—	—	(385)	-100.00%
Net FDIC indemnification asset amortization	-	(1,226)	(1,690)	1,226	-100.00%	464	-27.46%
Gain on divestiture	1,658	-	-	1,658	—	—	—
Other operating income	5,148	5,806	4,369	(658)	-11.33%	1,437	32.89%
Total noninterest income	$37,182	$34,301	$29,833	$2,881	8.40%	$4,468	14.98%

2022 Compared to 2021. Noninterest income comprised 24.81% of total net interest and noninterest income in 2022 compared to 25.08% in 2021. Noninterest income increased $2.88 million, or 8.40%, primarily due to the $1.66 million gain recognized from the sale of the Company's Emporia Virginia branch to Benchmark Community Bank in the third quarter of 2022.   Also contributing to the increase was $1.23 million in net FDIC indemnification asset amortization recognized in 2021, as the asset became fully amortized in 2021.  Service charges on deposits increased $767 thousand, or 5.70%, and is attributable to increased customer activity compared to the activity levels experienced during the pandemic lock-downs.  Other operating income decreased $658 thousand, or 11.33%, and is primarily attributable to the 2021 recovered amount of $1.00 million of an acquired loan from a failed bank acquisition that had been written down prior to acquisition.

2021 Compared to 2020. Noninterest income comprised 25.08% of total net interest and noninterest income in 2021 compared to 21.55% in 2020.  Noninterest income increased $4.47 million, or 14.98%, primarily due to an increase in other service charges of $2.09 million, or 20.22%, due primarily to an increase in net interchange income of $1.90 million, compared to 2020.  In addition, a recovered amount of $1.00 million was received and recorded in other operating income during the second quarter of 2021 for the recovery of an acquired loan from a failed bank acquisition that had been written down prior to acquisition.  Additional increases occurred in wealth management income and service charges on deposits of $436 thousand and $427 thousand, respectively.

Noninterest Expense

The following table presents the components of, and changes in, noninterest expense for the periods indicated:

				2022 Compared to 2021		2021 Compared to 2020
	Year Ended December 31,			Increase	%	Increase	%
	2022	2021	2020	(Decrease)	Change	(Decrease)	Change
(Amounts in thousands)
Salaries and employee benefits	$47,183	$44,239	44,005	$2,944	6.65%	$234	0.53%
Occupancy expense	4,818	4,913	5,043	(95)	-1.93%	(130)	-2.58%
Furniture and equipment expense	6,001	5,627	5,558	374	6.65%	69	1.24%
Service fees	7,606	6,324	5,665	1,282	20.27%	659	11.63%
Advertising and public relations	2,409	2,076	1,951	333	16.04%	125	6.41%
Professional fees	1,303	1,524	1,224	(221)	-14.50%	300	24.51%
Amortization of intangibles	1,446	1,446	1,450	—	0.00%	(4)	-0.28%
FDIC premiums and assessments	1,126	832	426	294	35.34%	406	95.31%
Merger expense	596	—	1,893	596	—	(1,893)	-100.00%
Divestiture expense	153	—	—	153	—	—	—
Other operating expense	10,475	11,737	12,410	(1,262)	-10.75%	(673)	-5.42%
Total noninterest expense	$83,116	$78,718	$79,625	$4,398	5.59%	$(907)	-1.14%

2022 Compared to 2021. Noninterest expense increased $4.40 million, or 5.59%.  The increase was primarily due to an increase in salaries and employee benefits of $2.94 million, or 6.65%, and service fees of $1.28 million, or 20.27%.  The increase in salaries and benefits is due to wage increases implemented in the first quarter of 2022 as part of the Company's strategic initiative to enhance Human Capital Management, which included an increased minimum wage.  Service fees increased due to an increase in core processing expense.  In addition, the Company recorded merger and divestiture expenses related to the announced Surrey Bancorp acquisition and the divestiture of the Company's Emporia Virginia branch of $596 thousand and $153 thousand, respectively.  These increases to expense were offset primarily by a decrease in other operating expense of $1.26 million, or 10.75%.  The decrease is primarily attributable to the 2021 write-down of bank property of $781 thousand.

2021 Compared to 2020. Noninterest expense decreased $907 thousand, or 1.14%.  The decrease was primarily due to residual merger expenses of $1.89 million recognized in the first quarter of 2020.  In addition, other operating expense decreased $673 thousand.  These decreases were offset by increases in other service fees, FDIC premiums and assessments, professional fees and salaries and employee benefits of $659 thousand, $406 thousand, $300 thousand, and $234 thousand, respectively.

Income Tax Expense

The Company’s effective tax rate, income tax as a percent of pre-tax income, may vary significantly from the statutory rate due to permanent differences and available tax credits. Permanent differences are income and expense items excluded by law in the calculation of taxable income. The Company’s most significant permanent differences generally include interest income on municipal securities and increases in the cash surrender value of life insurance policies.

2022 Compared to 2021. Income tax expense decreased $1.87 million or 12.14%, and is primarily attributable to the decrease in pre-tax net income.  The effective tax rate increased to 22.43% in 2022 compared to 23.09% in 2021.

2021 Compared to 2020. Income tax expense increased $5.17 million or 50.80%, and is primarily attributable to the increase in pre-tax net income.  The effective tax rate increased to 23.09% in 2021 compared to 22.09% in 2020.

Financial Condition

Total assets as of December 31, 2022, decreased $58.95 million, or 1.85%, to $3.14 billion from $3.19 billion as of December 31, 2021. The decrease is primarily due to the decrease in deposits of $50.58 million, or 1.85%, that is primarily attributable to the divestiture of $61.05 million in deposits in the Emporia branch sale..  Within assets, there was an increase in loans and securities $234.63 million, or 10.83%, and $224.06 million, or 293.68%, respectively.

Investment Securities

Our investment securities are used to generate interest income through the deployment of excess funds, to fund loan demand or deposit liquidation, to pledge as collateral where required, and to make selective investments for Community Reinvestment Act purposes. The composition of our investment portfolio changes from time to time as we consider our liquidity needs, interest rate expectations, asset/liability management strategies, and capital requirements. Available-for-sale debt securities as of December 31, 2022, increased $224.06 million, or 293.68%, compared to December 31, 2021. The increase was primarily attributable to purchases of $269.34 million offset by maturities, prepayments, and calls of $25.75 million.  The market value of debt securities available for sale as a percentage of amortized cost was 93.82% as of December 31, 2022, compared to 100.02% as of December 31, 2021. There were no held-to-maturity debt securities as of December 31, 2022, or 2021.

The following table provides information about our investment portfolio as of the dates indicated:

	December 31,
	2022	2021
(Amounts in years)
Average life	4.61	4.74
Average duration	2.84	2.99

There were no holdings of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of our total consolidated shareholders’ equity as of December 31, 2022 or 2021.

Management evaluates securities for impairment where there has been a decline in fair value below the amortized cost basis of a security to determine whether there is a credit loss associated with the decline in fair value on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Credit losses are calculated individually, rather than collectively, using a discounted cash flow method, whereby Management compares the present value of expected cash flows with the amortized cost basis of the security.  The credit loss component would be recognized through the provision for credit losses and the creation of an allowance for credit losses. Consideration is given to (1) the financial condition and near-term prospects of the issuer including looking at default and delinquency rates, (2) the outlook for receiving the contractual cash flows of the investments, (3) the length of time and the extent to which the fair value has been less than cost, (4) our intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value or for a debt security whether it is more-likely-than-not that we will be required to sell the debt security prior to recovering its fair value, (5) the anticipated outlook for changes in the general level of interest rates, (6) credit ratings, (7) third party guarantees, and (8) collateral values. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, the results of reviews of the issuer’s financial condition, and the issuer’s anticipated ability to pay the contractual cash flows of the investments. All of the U.S. Treasury and Agency-Backed Securities have the full faith and credit backing of the United State Government or one of its agencies. Municipal securities and all other securities that do not have a zero expected credit loss are evaluated quarterly to determine whether there is a credit loss associated with a decline in fair value. Based on the application of the new standard, and that all debt securities available for sale in an unrealized loss position as of December 31, 2022, continue to perform as scheduled, we do not believe that a provision for credit losses is necessary in 2022. We recognized no impairment charges in earnings associated with debt securities in 2021. For additional information, see Note 1, “Basis of Presentation and Significant Accounting Policies,” and Note 3, “Debt Securities,” to the Consolidated Financial Statements in Item 8, of this report.

Loans Held for Investment

Loans held for investment, our largest component of interest income, are grouped into commercial, consumer real estate, and consumer and other loan segments. Each segment is divided into various loan classes based on collateral or purpose. The general characteristics of each loan segment are as follows:

●

Commercial loans – This segment consists of loans to small and mid-size industrial, commercial, and service companies. Commercial real estate projects represent a variety of sectors of the commercial real estate market, including single family and apartment lessors, commercial real estate lessors, and hotel/motel operators. Commercial loan underwriting guidelines require that comprehensive reviews and independent evaluations be performed on credits exceeding predefined size limits. Updates to these loan reviews are done periodically or annually depending on the size of the loan relationship.

●

Consumer real estate loans – This segment consists of largely of loans to individuals within our market footprint for home equity loans and lines of credit and for the purpose of financing residential properties. Residential real estate loan underwriting guidelines require that borrowers meet certain credit, income, and collateral standards at origination.

●

Consumer and other loans – This segment consists of loans to individuals within our market footprint that include, but are not limited to, automobile, credit cards, personal lines of credit, boats, mobile homes, and other consumer goods. Consumer loan underwriting guidelines require that borrowers meet certain credit, income, and collateral standards at origination.

Total loans held for investment, net of unearned income, as of December 31, 2022, increased $234.63 million, or 10.83%, compared to December 31, 2021.  We had no foreign loans or loan concentrations to any single borrower or industry, which are not otherwise disclosed as a category of loans that represented 10% or more of outstanding loans, as of December 31, 2022 or 2021. For additional information, see Note 4, “Loans,” to the Consolidated Financial Statements in Item 8 of this report.

The following table presents the maturities and rate sensitivities of the loan portfolio as of December 31, 2022:

(Amounts in thousands)	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Through Fifteen Years	Due After Fifteen Years	Total
Commercial loans
Construction, development, and other land(1)	$21,048	$9,763	$46,970	$39,393	$117,174
Commercial and industrial	22,002	60,351	48,237	19,838	150,428
Multi-family residential	6,068	34,593	63,374	43,991	148,026
Single family non-owner occupied	3,974	12,474	70,492	119,181	206,121
Non-farm, non-residential	24,786	115,786	351,089	296,042	787,703
Agricultural	997	7,104	3,931	—	12,032
Farmland	1,938	1,983	5,528	2,330	11,779
Total commercial loans	80,813	242,054	589,621	520,775	1,433,263
Consumer real estate loans
Home equity lines	5,674	12,032	48,759	9,177	75,642
Single family owner occupied	2,093	16,995	176,553	538,899	734,540
Owner occupied construction	11	70	530	9,755	10,366
Total consumer real estate loans	7,778	29,097	225,842	557,831	820,548
Consumer and other loans
Consumer loans	4,177	98,023	40,514	1,868	144,582
Other	1,804	—	—	—	1,804
Total consumer and other loans	5,981	98,023	40,514	1,868	146,386
Total loans	$94,572	$369,174	$855,977	$1,080,474	$2,400,197

Rate sensitivities
Predetermined interest rate	$54,227	$331,815	$607,511	$667,584	$1,661,137
Floating or adjustable interest rate	40,342	37,360	248,467	412,891	739,060
Total loans	$94,569	$369,175	$855,978	$1,080,475	$2,400,197

(1)	Construction loans include construction to permanent loans that have not yet converted to principal and interest payments.

Risk Elements

We seek to mitigate credit risk by following specific underwriting practices and by ongoing monitoring of our loan portfolio. Our underwriting practices include the analysis of borrowers’ prior credit histories, financial statements, tax returns, and cash flow projections; valuation of collateral based on independent appraisers’ reports; and verification of liquid assets. We believe our underwriting criteria are appropriate for the various loan types we offer; however, losses may occur that exceed the reserves established in our allowance for loan losses. The Company has a loan review function independent of credit administration that performs a risk-based review of a sample of loans and loan relationships in the Company's commercial portfolio, and conducts analytical review of credit quality on the Company's non-commercial portfolios.

Nonperforming assets consist of nonaccrual loans, accrual loans contractually past due 90 days or more, unseasoned troubled debt restructurings (“TDRs”), and other real estate owned ("OREO"). Ongoing activity in the classification and categories of nonperforming loans include collections on delinquencies, foreclosures, loan restructurings, and movements into or out of the nonperforming classification due to changing economic conditions, borrower financial capacity, or resolution efforts. Loans acquired with credit deterioration, with a discount, continue to accrue interest based on expected cash flows; therefore, PCD loans are not generally considered nonaccrual. For additional information, see Note 5, “Credit Quality,” to the Consolidated Financial Statements in Item 8 of this report.

The following table presents the components of nonperforming assets and related information as of the periods indicated:

	December 31,
(Amounts in thousands)	2022	2021	2020	2019	2018
Nonperforming
Nonaccrual loans	$15,208	$20,768	$22,003	$16,357	$19,905
Accruing loans past due 90 days or more	142	87	295	144	58
TDRs(1)	1,346	1,367	187	720	161
Total non-covered nonperforming loans	16,696	22,222	22,485	17,221	20,124
OREO	703	1,015	2,083	3,969	3,838
Total nonperforming assets	$17,399	$23,237	$24,568	$21,190	$23,962

Additional Information
Total TDRs(2)	7,112	8,652	10,248	6,575	6,427
Gross interest income that would have been recorded under the original terms of restructured and nonperforming loans	883	1,129	1,586	1,068	1,175
Actual interest income recorded on restructured and nonperforming loans	388	422	473	277	264

Total ratios
Nonperforming loans to total loans	0.70%	1.03%	1.03%	0.81%	1.13%
Nonperforming assets to total assets	0.55%	0.73%	0.82%	0.76%	1.07%
Allowance for credit losses to nonperforming loans	183.01%	125.36%	116.44%	106.99%	90.77%
Allowance for credit losses to total loans	1.27%	1.29%	1.20%	0.87%	1.03%

(1)

TDRs restructured within the past six months and nonperforming TDRs exclude nonaccrual TDRs of $1.22 million, $1.80 million, $1.18 million, $95 thousand, and $898 thousand for the five years ended December 31, 2022.  They are included in nonaccrual loans.

(2)

Total accruing TDRs exclude nonaccrual TDRs of  $1.32 million, $2.52 million, $1.81 million, $2.34 million, and $2.58 million for the five years ended December 31, 2022.  They are included in nonaccrual loans.

Nonperforming assets as of December 31, 2022, decreased $5.84 million, or 25.12%, from December 31, 2021, primarily due to a decrease of  $5.56 million, or 26.77%, in nonaccrual loans, and a decrease of $312 thousand, or 30.74%, in OREO.  OREO, which is carried at the lesser of estimated net realizable value or cost, consisted of 11 properties with an average holding period of 10 months as of December 31, 2022. The net loss on the sale of OREO was  $453 thousand in 2022, $231 thousand in 2021, and $316 thousand in 2020. The following table presents the changes in OREO during the periods indicated:

	Year Ended December 31,
	2022	2021
(Amounts in thousands)
Beginning balance	$1,015	$2,083
Additions	705	1,283
Disposals	(533)	(2,063)
Valuation adjustments	(484)	(288)
Ending balance	$703	$1,015

As of December 31, 2022, nonaccrual loans were largely attributed to single family owner occupied (57.98%), consumer (15.81%), and non-farm, non-residential (11.65%) loans.  Certain loans included in the nonaccrual category have been written down to estimated realizable value or assigned specific reserves in the allowance for credit losses based on management's estimate of loss at ultimate resolution.

When restructuring loans for borrowers experiencing financial difficulty, we generally make concessions in interest rates, loan terms, or amortization terms.  Certain TDRs are classified as nonperforming when modified and are returned to performing status after six months of satisfactory payment performance; however, these loans remain identified as individually evaluated until full payment or other satisfaction of the obligations occurs.  Accruing TDRs as of December 31, 2022, decreased $1.54 million, or 17.80%, to $7.11 million from December 31, 2021. Nonperforming accruing TDRs as of December 31, 2022, decreased $21 thousand, or 1.53%, to $1.35 million from December 31, 2021. Nonperforming accruing TDRs as a percent of total accruing TDRs totaled 18.93% as of December 31, 2022, compared to 15.81% as of December 31, 2021. There were no specific reserves on TDRs as of December 31, 2022,  or  December 31, 2021.

The CARES Act included a provision allowing banks to not apply the guidance on accounting for troubled debt restructurings to loan modifications, such as extensions or deferrals, related to COVID-19 made between March 1, 2020, and December 31, 2021. The relief could only be applied to modifications for borrowers that were not more than 30 days past due as of December 31, 2019. The Company elected to adopt this provision of the CARES Act.  Through  December 31, 2022, we had modified a total of  loans for $482.40 million related to COVID-19 relief.  Those modifications were generally short-term payment deferrals and are not considered TDRs based on the CARES Act.  Our policy is to downgrade commercial loans modified for COVID-19 to special mention, which caused the significant increase in loans in that rating.  Subsequent upgrade or downgrade will be on a case by case basis.  The Company has upgraded these loans back to pass once the modification period has ended and timely contractual payments resume.  Further downgrade would be based on a number of factors, including but not limited to additional modifications, payment performance and current underwriting. As of December 31, 2022, current COVID-19 loan deferrals stood at $1.02 million, down from $2.92 million at December 31, 2021.

Delinquent loans, comprised of loans 30 days or more past due and nonaccrual loans, totaled $29.68 million as of December 31, 2022, a decrease of $3.42 million, or 10.33%, compared to $33.10 million as of December 31, 2021. Delinquent loans as a percent of total loans totaled 1.24% as of December 31, 2022, which includes past due loans 0.63% and nonaccrual loans 0.61%, compared to 1.53%  as of December 31, 2021.

Allowance for Credit Losses (ACL)

The ACL reflects management’s estimate of losses that will result from the inability of our borrowers to make required loan payments. Management uses a systematic methodology to determine its ACL for loans held for investment and certain off-balance-sheet credit exposures. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loan portfolio. Management considers the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the loan portfolio. The Company’s estimate of its ACL involves a high degree of judgment; therefore, management’s process for determining expected credit losses may result in a range of expected credit losses. It is possible that others, given the same information, may at any point in time reach a different reasonable conclusion. The Company’s ACL recorded in the balance sheet reflects management’s best estimate of expected credit losses. The Company recognizes in net income the amount needed to adjust the ACL for management’s current estimate of expected credit losses. The Company’s measurement of credit losses policy adheres to GAAP as well as interagency guidance. The Company's ACL is calculated using collectively evaluated and individually evaluated loans.

For collectively evaluated loans, the Company in general uses two modeling approaches to estimate expected credit losses. The Company projects the contractual run-off of its portfolio at the segment level and incorporates a prepayment assumption in order to estimate exposure at default. Financial assets that have been individually evaluated can be returned to a pool for purposes of estimating the expected credit loss insofar as their credit profile improves and that the repayment terms were not considered to be unique to the asset.

In addition to its own loss experience, management also includes peer bank historical loss experience in its assessment of expected credit losses to determine the ACL. The Company utilized call report data to measure historical credit loss experience with similar risk characteristics within the segments. For the majority of segment models for collectively evaluated loans, the Company incorporated at least one macroeconomic driver either using a statistical regression modeling methodology or simple loss rate modeling methodology.

Included in its systematic methodology to determine its ACL for loans held for investment and certain off-balance-sheet credit exposures, management considers the need to qualitatively adjust expected credit losses for information not already captured in the loss estimation process. These qualitative adjustments either increase or decrease the quantitative model estimation (i.e. formulaic model results). Each period, the Company considers qualitative factors that are relevant within the qualitative framework.  For further discussion of our Allowance for Credit Losses - See Note 1 - "Basis of Presentation - Significant Accounting Policies".

With the adoption of ASU 2016-13 effective January 1, 2021, the Company changed its method for calculating it allowance for loan losses from an incurred loss method to a life of loan method. See Note 1 – "Basis of Presentation and Significant Accounting Policies" for further details. As of December 31, 2022,  the balance of the ACL for loans was $30.56 million, or 1.27%% of total loans. The ACL at December 31, 2022, increased $2.70 million from the balance of $27.86 million recorded December 31, 2021. This increase included a provision of $6.57 million and net charge-offs for the twelve months of $3.87 million. The increase in provision for the twelve months ended December 31, 2022,was attributable to growth of the loan portfolio throughout 2022 and an economic forecast that projects higher unemployment rates and weaker macroeconomic trends.  The prior year included recoveries of pandemic-related provisioning.

At December 31, 2022, the Company also had an allowance for unfunded commitments of $1.20 million which was recorded in Other Liabilities on the Balance Sheet.  During 2022, the provision for credit losses on unfunded commitments was $517 thousand which was recorded in other expense on the Statement of Income. The Company did not have an allowance for credit losses or record a provision for credit losses on investment securities or other financial assets during 2022.

Management considered the allowance adequate as of December 31, 2022; however, no assurance can be made that additions to the allowance will not be required in future periods. For additional information, see “Allowance for Credit Losses or ("ACL")” in the “Critical Accounting Policies” section above and Note 6, “Allowance for Loan Losses,” to the Consolidated Financial Statements in Item 8 of this report.

The following table presents net charge-offs, by loan class, and the ratio to average loans during the periods indicated:

	December 31,
	2022			2021			2020
(Amounts in thousands)	Net (charge-offs) recoveries	Average Loans	Ratio of Net (charge-offs) recoveries to average loans	Net (charge-offs) recoveries	Average Loans	Ratio of Net (charge-offs) recoveries to average loans	Net (charge-offs) recoveries	Average Loans	Ratio of Net (charge-offs) recoveries to average loans
Commercial loans
Construction, development, and other land	$56	$88,204	0.06%	$(108)	$47,285	-0.23%	$(83)	$44,493	-0.19%
Commercial and industrial	844	169,101	0.50%	(639)	173,206	-0.37%	(679)	188,475	-0.36%
Multi-family residential	105	124,229	0.08%	302	102,175	0.30%	(256)	109,611	-0.23%
Single family non-owner occupied	186	193,455	0.10%	58	185,752	0.03%	(405)	173,431	-0.23%
Non-farm, non-residential	848	754,518	0.11%	(696)	724,444	-0.10%	(555)	746,127	-0.07%
Agricultural	(70)	10,407	-0.67%	(157)	9,441	-1.66%	(149)	10,683	-1.39%
Farmland	38	12,290	0.31%	(56)	16,799	-0.33%	(12)	22,422	-0.05%
Total commercial loans	2,007	1,352,204	0.15%	(1,296)	1,259,102	-0.10%	(2,139)	1,295,242	-0.17%
Consumer real estate loans
Home equity lines	67	72,511	0.09%	397	82,861	0.48%	117	103,289	0.11%
Single family owner occupied	13	702,384	0.00%	132	657,741	0.02%	(271)	610,532	-0.04%
Owner occupied construction	—	23,898	0.00%	—	27,529	0.00%	—	20,918	0.00%
Total consumer real estate loans	80	798,793	0.01%	529	768,131	0.07%	(154)	734,739	0.07%
Consumer and other loans
Consumer loans	(5,960)	147,506	-4.04%	(2,193)	125,866	-1.74%	(2,618)	118,504	-2.21%
Total	$(3,873)	$2,298,503	-0.17%	$(2,960)	$2,153,099	0.14%	$(4,911)	$2,148,485	-0.23%

The following table presents the allowance for loan losses, by loan class, as of the dates indicated:

	December 31,
	2022		2021
(Amounts in thousands)	Balance	Percentage of Total Allowance	Balance	Percentage of Total Allowance
Commercial loans
Construction, development, and other land	$3,197	4.88%	$759	2.72%
Commercial and industrial	2,561	6.27%	1,480	5.31%
Multi-family residential	853	6.17%	863	3.10%
Single family non-owner occupied	2,169	8.59%	2,586	9.28%
Non-farm, non-residential	8,117	32.82%	8,877	31.87%
Agricultural	198	0.50%	5	0.02%
Farmland	118	0.49%	205	0.74%
Consumer real estate loans
Home equity lines	1,053	3.15%	677	2.43%
Single family owner occupied	7,744	30.61%	9,172	32.92%
Owner occupied construction	134	0.43%	123	0.44%
Consumer and other loans
Consumer loans	4,412	6.09%	3,111	11.17%
Total allowance	$30,556	100.00%	$27,858	100.00%

Deposits

Total deposits as of December 31, 2022, decreased $50.58 million, or 1.85%, compared to December 31, 2021.  Total deposits divested in the Emporia Branch Sale to Benchmark totaled $61.05 million.  The divested deposits were composed of $18.38 million in demand, $28.46 million in interest-bearing demand, $11.52 million in savings, and $2.69 million in time deposits.  Excluding the effect of the branch sale, deposits increased $10.47 million.  The increase is comprised of increases of $47.77 million in non-interest bearing demand and $31.55 million in interest bearing demand.  The increases were primarily offset by a decrease in time deposits of $68.84 million.  We had no deposit concentrations to any single customer or industry that represented 10% or more of outstanding deposits as of December 31, 2022 or 2021.

The following schedule presents the contractual maturities of time deposits of $250 thousand or more as of December 31, 2022:

(Amounts in thousands)
Three months or less	$2,406
Over three through six months	1,160
Over six through twelve months	3,754
Over twelve months	7,894
$15,214

Borrowings

Total borrowings as of December 31, 2022, increased $338 thousand, or 22.01%, compared to December 31, 2021. Total borrowings for 2022 were comprised entirely of short-term borrowings, which consist of retail repurchase agreements.  The weighted average rate of 0.07% as of December 31, 2022, remained the same as the weighted average rate of  December 31, 2021.

Liquidity and Capital Resources

Liquidity

Liquidity is a measure of our ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure that draws together all sources and uses of liquidity. The objective of our liquidity management is to manage cash flow and liquidity reserves so that they are adequate to fund our operations and to meet obligations and other commitments on a timely basis and at a reasonable cost. We seek to achieve this objective and ensure that funding needs are met by maintaining an appropriate level of liquid funds through asset/liability management, which includes managing the mix and time to maturity of financial assets and financial liabilities on our balance sheet.

Poor or inadequate liquidity risk management may result in a funding deficit that could have a material impact on our operations. We maintain a liquidity risk management policy and contingency funding policy (“Liquidity Plan”) to detect potential liquidity issues and protect our depositors, creditors, and shareholders. The Liquidity Plan includes various internal and external indicators that are reviewed on a recurring basis by our Asset/Liability Management Committee (“ALCO”) of the Board of Directors. ALCO reviews liquidity risk exposure and policies related to liquidity management; ensures that systems and internal controls are consistent with liquidity policies; and provides accurate reports about liquidity needs, sources, and compliance. The Liquidity Plan involves ongoing monitoring and estimation of potentially credit sensitive liabilities and the sources and amounts of balance sheet and external liquidity available to replace outflows during a funding crisis. The liquidity model incorporates various funding crisis scenarios and a specific action plan is formulated, and activated, when a financial shock that affects our normal funding activities is identified. Generally, the plan will reflect a strategy of replacing liability outflows with alternative liabilities, rather than balance sheet asset liquidity, to the extent that significant premiums can be avoided. If alternative liabilities are not available, outflows will be met through liquidation of balance sheet assets, including unpledged securities. As of December 31, 2022, management is not aware of any events that are reasonably likely to have a material adverse effect on our liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity that would have a material adverse effect on the Company.

In the ordinary course of business we have entered into contractual obligations and have made other commitments to make future payments. Refer to the accompanying notes to the Consolidated Financial Statements in Item 8 of this report for the expected timing of such payments as of December 31, 2022. These include payments related to (i) operating leases (Note - 7 Premises, Equipment, and Leases ), (ii) time deposits with stated maturity dates (Note 9 - Deposits), and (iii) commitments to extend credit and standby letters of credit (Note - 19 Litigation, Commitments, and Contingencies).

As a financial holding company, the Company’s primary source of liquidity is dividends received from the Bank, which are subject to certain regulatory limitations. Other sources of liquidity include cash, investment securities, and borrowings. As of December 31, 2022, the Company’s cash reserves and short-term investment securities totaled $16.99 million and $17.31 million, respectively.  The Company’s cash reserves and investments provide adequate working capital to meet obligations and projected dividends to shareholders for the next twelve months.

In addition to cash on hand and deposits with other financial institutions, we rely on customer deposits, cash flows from loans and investment securities, and lines of credit from the FHLB and the Federal Reserve Bank (“FRB”) Discount Window to meet potential liquidity demands. These sources of liquidity are immediately available to satisfy deposit withdrawals, customer credit needs, and our operations. Secondary sources of liquidity include approved lines of credit with correspondent banks and unpledged available-for-sale securities. As of December 31, 2022, our unencumbered cash totaled $170.85 million, unused borrowing capacity from the FHLB totaled $405.81 million, available credit from the FRB Discount Window totaled $6.08 million, available lines from correspondent banks totaled $90.00 million, and unpledged available-for-sale securities totaled $277.92 million.

Capital Resources

We are committed to effectively managing our capital to protect our depositors, creditors, and shareholders. Failure to meet certain capital requirements may result in actions by regulatory agencies that could have a material impact on our operations. Total stockholders’ equity as of December 31, 2022, decreased $5.79 million, or 1.35%, to $421.99 million from $427.78 million as of December 31, 2021.  The Company earned $46.66 million, which was offset by repurchasing 706,117 shares of our common stock totaling $21.31 million and dividends on our common stock of $18.52 million. Our book value per common share increased $0.67 to $26.01 as of December 31, 2022, from $25.34 as of December 31, 2021.

Capital Adequacy Requirements

Risk-based capital guidelines, issued by state and federal banking agencies, include balance sheet assets and off-balance sheet arrangements weighted by the risks inherent in the specific asset type. Our current risk-based capital requirements are based on the international capital standards known as Basel III.  Our current minimum required capital ratios are as follows:

●	4.5% Common Equity Tier 1 capital to risk-weighted assets (effectively 7.00% including the capital conservation buffer)
●	6.0% Tier 1 capital to risk-weighted assets (effectively 8.50% including the capital conservation buffer)
●	8.0% Total capital to risk-weighted assets (effectively 10.50% including the capital conservation buffer)
●	4.0% Tier 1 capital to average consolidated assets (“Tier 1 leverage ratio”)

The following table presents our capital ratios as of the dates indicated:

	December 31,
	2022	2021	2020
The Company
Common equity Tier 1 ratio	13.37%	14.39%	14.28%
Tier 1 risk-based capital ratio	13.37%	14.39%	14.28%
Total risk-based capital ratio	14.62%	15.65%	15.53%
Tier 1 leverage ratio	10.17%	9.65%	10.24%

The Bank
Common equity Tier 1 ratio	11.69%	13.37%	13.57%
Tier 1 risk-based capital ratio	11.69%	13.37%	13.57%
Total risk-based capital ratio	12.94%	14.62%	14.82%
Tier 1 leverage ratio	8.79%	8.94%	9.73%

As of December 31, 2022, we continued to meet all capital adequacy requirements and were classified as well-capitalized under the regulatory framework for prompt corrective action. Management believes there have been no conditions or events since those notifications that would change the Bank’s classification. Additionally, our capital ratios were in excess of the minimum standards under the Basel III capital rules on a fully phased-in basis, as of December 31, 2022. For additional information, see “Capital Requirements” in Part I, Item 1 and Note 20, “Regulatory Requirements and Restrictions,” to the Consolidated Financial Statements in Item 8 of this report.

Market Risk and Interest Rate Sensitivity

Market risk represents the risk of loss due to adverse changes in current and future cash flows, fair values, earnings, or capital due to movements in interest rates and other factors. Our profitability is largely dependent upon net interest income, which is subject to variation due to changes in the interest rate environment and unbalanced repricing opportunities. We are subject to interest rate risk when interest-earning assets and interest-bearing liabilities reprice at differing times, when underlying rates change at different levels or in varying degrees, when there is an unequal change in the spread between two or more rates for different maturities, and when embedded options, if any, are exercised. ALCO reviews our mix of assets and liabilities with the goal of limiting exposure to interest rate risk, ensuring adequate liquidity, and coordinating sources and uses of funds while maintaining an acceptable level of net interest income given the current interest rate environment. ALCO is also responsible for overseeing the formulation and implementation of policies and strategies to improve balance sheet positioning and mitigate the effect of interest rate changes.

In order to manage our exposure to interest rate risk, we periodically review internal and third-party simulation models that project net interest income at risk, which measures the impact of different interest rate scenarios on net interest income, and the economic value of equity at risk, which measures potential long-term risk in the balance sheet by valuing our assets and liabilities at fair value under different interest rate scenarios. Simulation results show the existence and severity of interest rate risk in each scenario based on our current balance sheet position, assumptions about changes in the volume and mix of interest-earning assets and interest-bearing liabilities, and estimated yields earned on assets and rates paid on liabilities. The simulation model provides the best tool available to us and the industry for managing interest rate risk; however, the model cannot precisely predict the impact of fluctuations in interest rates on net interest income due to the use of significant estimates and assumptions. Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes; changes in market conditions and customer behavior; and changes in our strategies that management might undertake in response to a sudden and sustained rate shock.

During 2022, the Federal Open Market Committee increased the benchmark federal funds rate at a range of 425 basis points. The following table presents the sensitivity of net interest income from immediate and sustained rate shocks in various interest rate scenarios over a twelve-month period for the periods indicated.  The level of benchmark interest rates at year-end 2021, rendered a complete downward shock of 200 basis points meaningless; accordingly, a downward rate scenarios is only presented for the current period.  In the downward rate shock presented, benchmark interest rates were assumed at levels with floors near 0%.  The following table presents the sensitivity of net interest income from immediate and sustained rate shocks in various interest rate scenarios over a twelve-month period for the periods indicated.

	Year Ended December 31,
	2022		2021
Increase (Decrease) in Basis Points	Change in Net Interest Income	Percent Change	Change in Net Interest Income	Percent Change
(Dollars in thousands)
400	$1,043	0.8%	N/A	N/A
300	631	0.5%	14,960	14.9%
200	214	0.2%	10,303	10.3%
100	79	0.6%	5,502	5.5%
(100)	(5,644)	-4.5%	(6,285)	-6.3%
(200)	(12,849)	-10.4%	N/A	N/A

We have established policy limits for tolerance of interest rate risk in various interest rate scenarios and exposure limits to changes in the economic value of equity. As of December 31, 2022, we feel our exposure to interest rate risk was adequately mitigated for the scenarios presented.

Item 7A.	Quantitative and Qualitative Disclosures about Market Risk.

The information required in this item is incorporated by reference to “Market Risk and Interest Rate Sensitivity” in Item 7 of this report.

Item 8.	Financial Statements and Supplementary Data.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
INDEX

FIRST COMMUNITY BANKSHARES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(Amounts in thousands, except share and per share data)	2022	2021
Assets
Cash and due from banks	$63,044	$47,067
Federal funds sold	105,636	627,036
Interest-bearing deposits in banks	2,166	3,336
Total cash and cash equivalents	170,846	677,439
Debt securities available for sale	300,349	76,292
Loans held for investment, net of unearned income	2,400,197	2,165,569
Allowance for credit losses	(30,556)	(27,858)
Loans held for investment, net	2,369,641	2,137,711
Premises and equipment, net	47,340	52,284
Other real estate owned	703	1,015
Interest receivable	9,279	7,900
Goodwill	129,565	129,565
Other intangible assets	4,176	5,622
Other assets	103,673	106,691
Total assets	$3,135,572	$3,194,519

Liabilities
Noninterest-bearing deposits	$872,168	$842,783
Interest-bearing deposits	1,806,647	1,886,608
Total deposits	2,678,815	2,729,391
Securities sold under agreements to repurchase	1,874	1,536
Interest, taxes, and other liabilities	32,898	35,817
Total liabilities	2,713,587	2,766,744

Stockholders' equity
Preferred stock, undesignated par value; 1,000,000 shares authorized; Series A Noncumulative Convertible Preferred Stock, $0.01 par value; 25,000 shares authorized; none outstanding	—	—
Common stock, $1 par value; 50,000,000 shares authorized; 23,371,822 issued and 16,225,399 outstanding at December 31, 2022; 23,971,347 shares issued and 16,878,220 shares outstanding at December 31, 2021	16,225	16,878
Additional paid-in capital	128,508	147,619
Retained earnings	292,971	264,824
Accumulated other comprehensive loss	(15,719)	(1,546)
Total stockholders' equity	421,985	427,775
Total liabilities and stockholders' equity	$3,135,572	$3,194,519

See Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(Amounts in thousands, except share and per share data)	2022	2021	2020
Interest income
Interest and fees on loans	$104,570	$102,832	$110,447
Interest on securities -- taxable	5,271	700	1,004
Interest on securities -- tax-exempt	715	1,037	1,785
Interest on deposits in banks	3,763	741	800
Total interest income	114,319	105,310	114,036
Interest expense
Interest on deposits	1,654	2,835	5,460
Interest on short-term borrowings	2	1	4
Total interest expense	1,656	2,836	5,464
Net interest income	112,663	102,474	108,572
Provision for (recovery of) credit/loan losses	6,572	(8,471)	12,668
Net interest income after provision for loan losses	106,091	110,945	95,904
Noninterest income
Wealth management	3,855	3,853	3,417
Service charges on deposits	14,213	13,446	13,019
Other service charges and fees	12,308	12,422	10,333
Net gain on sale of securities	—	—	385
Gain on divestitures	1,658	—	—
Other operating income	5,148	4,580	2,679
Total noninterest income	37,182	34,301	29,833
Noninterest expense
Salaries and employee benefits	47,183	44,239	44,005
Occupancy expense	4,818	4,913	5,043
Furniture and equipment expense	6,001	5,627	5,558
Service fees	7,606	6,324	5,665
Advertising and public relations	2,409	2,076	1,951
Professional fees	1,303	1,524	1,224
Amortization of intangibles	1,446	1,446	1,450
FDIC premiums and assessments	1,126	832	426
Merger expense	596	—	1,893
Divestiture expense	153	—	—
Other operating expense	10,475	11,737	12,410
Total noninterest expense	83,116	78,718	79,625
Income before income taxes	60,157	66,528	46,112
Income tax expense	13,495	15,360	10,186
Net income	$46,662	$51,168	$35,926

Earnings per common share
Basic	$2.82	$2.95	$2.02
Diluted	2.82	2.94	2.02
Cash dividends per common share	1.12	1.04	1.00
Weighted average shares outstanding
Basic	16,519,848	17,335,615	17,781,748
Diluted	16,562,257	17,402,936	17,815,380

See Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANKSHARES, INC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2022	2021	2020
(Amounts in thousands)
Net income	$46,662	$51,168	$35,926
Other comprehensive income, before tax
Available-for-sale debt securities:
Change in net unrealized (losses) gains on securities without other-than-temporary impairment	(19,793)	(1,381)	689
Reclassification adjustment for net (gain) loss recognized in net income	—	—	(385)
Net unrealized gains on available-for-sale debt securities	(19,793)	(1,381)	304
Employee benefit plans:
Net actuarial gain (loss)	1,718	1,472	(1,217)
Reclassification adjustment for amortization of prior service cost and net actuarial loss recognized in net income	135	386	386
Net unrealized gains (losses) on employee benefit plans	1,853	1,858	(831)
Other comprehensive (loss) income, before tax	(17,940)	477	(527)
Income tax benefit (expense)	3,767	(100)	110
Other comprehensive (loss) income, net of tax	(14,173)	377	(417)
Total comprehensive income	$32,489	$51,545	$35,509

See Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

							Accumulated
	Preferred		Common		Additional		Other
	Stock	Preferred	Stock	Common	Paid-in	Retained	Comprehensive
(Amounts in thousands, except share and per share data)	Outstanding	Stock	Outstanding	Stock	Capital	Earnings	Income (Loss)	Total

Balance January 1, 2020	-	$—	18,376,991	$18,377	$192,413	$219,535	$(1,506)	$428,819
Net income	-	—	-	—	—	35,926	—	35,926
Other comprehensive loss	-	—	-	—	—	—	(417)	(417)
Common dividends declared -- $1.00 per share	-	—	-	—	—	(17,876)	—	(17,876)
Equity-based compensation expense	-	—	57,476	58	1,585	—	—	1,643
Issuance of stock to 401(k) plan -- 22,693 shares	-	—	22,693	23	484	—	—	507
Repurchase of common shares -- 734,653 shares at $29.77 per share			(734,653)	(735)	(21,137)	—	—	(21,872)
Balance December 31, 2020	-	$—	17,722,507	$17,723	$173,345	$237,585	$(1,923)	$426,730

Balance January 1, 2021	-	$—	17,722,507	$17,723	$173,345	$237,585	$(1,923)	$426,730
Cumulative effect of adoption of ASU 2016-13	-	—	-	—	—	(5,870)	—	(5,870)
Net income	-	—	-	—	—	51,168	—	51,168
Other comprehensive income	-	—	-	—	—	—	377	377
Common dividends declared -- $1.04 per share	-	—	-	—	—	(18,059)	—	(18,059)
Equity-based compensation expense	-	—	48,388	48	1,233	—	—	1,281
Common stock options exercised -- 39,995 shares	-	—	39,995	40	498	—	—	538
Issuance of stock to 401(k) plan -- 16,716 shares	-	—	16,716	16	476	—	—	492
Repurchase of common shares -- 949,386 shares at $30.42 per share	-	—	(949,386)	(949)	(27,933)	—	—	(28,882)
Balance December 31, 2021	-	$—	16,878,220	$16,878	$147,619	$264,824	$(1,546)	$427,775

Balance January 1, 2022	-	$—	16,878,220	$16,878	$147,619	$264,824	$(1,546)	$427,775
Net income	-	—	-	—	—	46,662	—	46,662
Other comprehensive loss	-	—	-	—	—	—	(14,173)	(14,173)
Common dividends declared -- $1.12 per share	-	—	-	—	—	(18,515)	—	(18,515)
Equity-based compensation expense	-	—	25,137	25	693	—	—	718
Common stock options exercised -- 7,575 shares	-	—	7,575	8	164	—	—	172
Issuance of stock to 401(k) plan -- 20,584 shares	-	—	20,584	20	637	—	—	657
Repurchase of common shares -- 706,117 shares at $30.18 per share	-	—	(706,117)	(706)	(20,605)	—	—	(21,311)
Balance December 31, 2022	-	$—	16,225,399	$16,225	$128,508	$292,971	$(15,719)	$421,985

See Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANKSHARES, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,
(Amounts in thousands)	2022	2021	2020
Operating activities
Net income	$46,662	$51,168	$35,926
Adjustments to reconcile net income to net cash provided by operating activities
Provision for (recovery of) credit/loan losses	6,572	(8,471)	12,668
Depreciation and amortization of premises and equipment	4,154	4,471	4,458
(Accretion)/amortization of discounts/premiums on investments, net	(261)	454	1,468
Amortization of FDIC indemnification asset, net	—	—	1,690
Amortization of intangible assets	1,446	1,446	1,450
Accretion on acquired loans	(2,618)	(4,656)	(7,991)
Gain on divestiture	(1,658)	—	—
Equity-based compensation expense	718	1,281	1,643
Issuance of common stock to 401(k) plan	657	492	507
(Gain) loss on sale of premises and equipment, net	(772)	499	(59)
Provision expense and loss on sale of other real estate owned	453	231	319
Gain on sale of securities	—	—	(385)
Writedowns of property, plant & equipment	—	—	812
Decrease (increase) in other operating activities	3,671	1,300	(6,662)
Net cash provided by operating activities	59,024	48,215	45,844
Investing activities
Proceeds from sale of available for sale securities	—	370	51,027
Proceeds from maturities, prepayments, and calls of securities available for sale	25,748	27,256	44,676
Payments to acquire securities available for sale	(269,337)	(22,394)	(10,267)
(Originations of) proceeds from repayments loans, net	(236,620)	27,467	(69,259)
Proceeds from bank owned life insurance	1,763	—	—
(Payments for) redemption of FHLB stock, net	(240)	1,012	(12)
Cash transferred in divestiture, net	(59,039)	—	—
Payments to the FDIC	—	—	(30)
Proceeds from sale of premises and equipment	1,542	2,616	2,861
Payments to acquire premises and equipment	(1,160)	(3,038)	(3,195)
Proceeds from sale of other real estate owned	564	2,061	1,997
Net cash (used in) provided by investing activities	(536,779)	35,350	17,798
Financing activities
Increase in noninterest-bearing deposits, net	47,769	69,988	144,927
(Decrease) increase in interest-bearing deposits, net	(37,291)	113,156	71,408
Proceeds from (payments for) in securities sold under agreements to repurchase, net	—	572	(637)
Repayments of FHLB and other borrowings, net	338	—	(40)
Proceeds from stock options exercised	172	538	—
Payments for repurchase of common stock	(21,311)	(28,882)	(21,872)
Payments of common stock dividends	(18,515)	(18,059)	(17,876)
Net cash (used in) provided by financing activities	(28,838)	137,313	175,910
Net (decrease) increase in cash and cash equivalents	(506,593)	220,878	239,552
Cash and cash equivalents at beginning of period	677,439	456,561	217,009
Cash and cash equivalents at end of period	$170,846	$677,439	$456,561

Supplemental disclosure -- cash flow information
Cash paid for interest	$2,114	$3,141	$5,500
Cash paid for income taxes	7,590	14,399	9,074

Supplemental transactions -- non-cash items
Transfer of loans to other real estate	705	1,283	695
Loans originated to finance other real estate	—	59	266
Change in accumulated other comprehensive income/(loss)	(14,173)	377	(417)

See Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

First Community Bankshares, Inc. (the “Company”) is a financial holding company incorporated under the laws of the Commonwealth of Virginia. The Company’s principal executive office is located in Bluefield, Virginia. The Company provides banking products and services to individual and commercial customers through its wholly owned subsidiary First Community Bank (the “Bank”), a Virginia-chartered banking institution founded in 1874. The Bank offers wealth management and investment advice through its Trust Division and wholly owned subsidiary First Community Wealth Management (“FCWM”). Unless the context suggests otherwise, the terms “First Community,” “Company,” “we,” “our,” and “us” refer to First Community Bankshares, Inc. and its subsidiaries as a consolidated entity.

Principles of Consolidation

The Company’s accounting and reporting policies conform with U.S. generally accepted accounting principles (“GAAP”) and prevailing practices in the banking industry. The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries and eliminate all intercompany balances and transactions. The Company operates in one business segment, Community Banking, which consists of all operations, including commercial and consumer banking, lending activities, and wealth management.

The Company maintains investments in variable interest entities (“VIEs”). VIEs are legal entities in which equity investors do not have sufficient equity at risk for the entity to independently finance its activities, or as a group, the holders of the equity investment at risk lack the power through voting or similar rights to direct the activities of the entity that most significantly impact its economic performance, or do not have the obligation to absorb the expected losses of the entity or the right to receive expected residual returns of the entity. Consolidation of a VIE is required if a reporting entity is the primary beneficiary of the VIE. The Company periodically reviews its VIEs and has determined that it is not the primary beneficiary of any VIE; therefore, the assets and liabilities of these entities are not consolidated into the financial statements.

Reclassification

Certain amounts reported in prior years have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on the Company’s results of operations, financial position, or net cash flow.

Use of Estimates

Preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that require the most subjective or complex judgments relate to fair value measurements, the allowance for loan losses and goodwill and other intangible asset. For additional information, see “Critical Accounting Policies” in Part II, Item 7 of this report.

Summary of Significant Accounting Policies

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, able to transact, and willing to transact.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value hierarchy ranks the inputs used in measuring fair value as follows:

●	Level 1 – Observable, unadjusted quoted prices in active markets
●	Level 2 – Inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability
●	Level 3 – Unobservable inputs with little or no market activity that require the Company to use reasonable inputs and assumptions

The Company uses fair value measurements to record adjustments to certain financial assets and liabilities on a recurring basis. The Company may be required to record certain assets at fair value on a nonrecurring basis in specific circumstances, such as evidence of impairment. Methodologies used to determine fair value might be highly subjective and judgmental in nature; therefore, valuations may not be precise. If the Company determines that a valuation technique change is necessary, the change is assumed to have occurred at the end of the respective reporting period.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing balances on deposit with the Federal Home Loan Bank (“FHLB”), the Federal Reserve Bank (“FRB”), and correspondent banks that are available for immediate withdrawal.

Investment Securities

Management classifies debt securities as held-to-maturity or available-for-sale based on the intent and ability to hold the securities to maturity. Debt securities that the Company has the intent and ability to hold to maturity are classified as held-to-maturity securities and carried at amortized cost. Debt securities not classified as held to maturity are classified as available-for-sale securities and carried at estimated fair value. Available-for-sale securities consist of securities the Company intends to hold for indefinite periods of time including securities to be used as part of the Company’s asset/liability management strategy and securities that may be sold for a variety of reasons. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income (“AOCI”), net of income taxes, in stockholders’ equity. Gains or losses on calls, maturities, or sales of investment securities are recorded based on the specific identification method and included in noninterest income. Premiums are amortized to first call date and discounts are accreted over the life of a security into interest income.

Management evaluates securities for impairment where there has been a decline in fair value below the amortized cost basis of a security to determine whether there is a credit loss associated with the decline in fair value on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Credit losses are calculated individually, rather than collectively, using a discounted cash flow method, whereby Management compares the present value of expected cash flows with the amortized cost basis of the security.  The credit loss component would be recognized through the provision for credit losses and the creation of an allowance for credit losses. Consideration is given to (1) the financial condition and near-term prospects of the issuer including looking at default and delinquency rates, (2) the outlook for receiving the contractual cash flows of the investments, (3) the length of time and the extent to which the fair value has been less than cost, (4) our intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value or for a debt security whether it is more-likely-than-not that we will be required to sell the debt security prior to recovering its fair value, (5) the anticipated outlook for changes in the general level of interest rates, (6) credit ratings, (7) third party guarantees, and (8) collateral values. The Company evaluates impairment where there has been a decline in fair value below the amortized cost basis of a security to determine whether there is a credit loss associated with the decline in fair value.  The nature of the collateral is considered along with potential future changes in collateral values, default rates, delinquency rates, third-party guarantees, credit ratings, interest rate changes since purchase, volatility of the security’s fair value and historical loss information for financial assets secured with similar collateral among other factors.  Credit losses are calculated individually, rather than collectively, using a discounted cash flow method, whereby management compares the present value of expected cash flows with the amortized cost basis of the security.  The credit loss component would be recognized through the provision for credit losses in the Statement of Income and establish an allowance for credit losses on the Balance Sheet.

The Company excludes the accrued interest receivable from the amortized cost basis in measuring expected credit losses on the investment securities.  Nor does the Company record an allowance for credit losses on accrued interest receivable.  As of  December 31, 2022, the accrued interest receivable for investment securities available for sale was $1.34 million.

Other Investments

As a condition of membership in the FHLB and the FRB, the Company is required to hold a minimum level of stock in the FHLB of Atlanta and the FRB of Richmond. These securities are carried at cost and periodically reviewed for impairment. The total investment in FHLB and FRB stock, which is included in other assets, was $10.02 million as of December 31, 2022, and $9.78 million as of December 31, 2021.

The Company owns certain long-term equity investments without readily determinable fair values, including certain tax credit limited partnerships and various limited liability companies that manage real estate investments, facilitate tax credits, and provide title insurance and other related financial services. These investments are accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. The total carrying value in these investments, which is included other assets, totaled $3.78 million as of December 31, 2022, and $3.85 million as of December 31, 2021.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting as outlined in using Topic 805 of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”). Under this method, all identifiable assets acquired, including purchased loans, and liabilities assumed are recorded at fair value. Any excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. In instances where the price of the acquired business is less than the net assets acquired, a gain on the purchase is recorded. Fair values are assigned based on quoted prices for similar assets, if readily available, or appraisals by qualified independent parties for relevant asset and liability categories. Certain financial assets and liabilities are valued using discount models that apply current discount rates to streams of cash flow. Valuation methods require assumptions, which can result in alternate valuations, varying levels of goodwill or bargain purchase gains, or amortization expense or accretion income. Management must make estimates for the useful or economic lives of certain acquired assets and liabilities that are used to establish the amortization or accretion of some intangible assets and liabilities, such as core deposits. Fair values are subject to refinement for up to one year after the closing date of the acquisition as additional information about the closing date fair values becomes available. Acquisition and divestiture activities are included in the Company’s consolidated results of operations from the closing date of the transaction. Acquisition and divestiture related costs are recognized in noninterest expense as incurred. For additional information, see “Purchased Deteriorated Loans” and “Intangible Assets” below.

Loans Held for Investment

Loans classified as held for investment are originated with the intent to hold indefinitely, until maturity, or until pay-off. Loans held for investment are carried at the principal amount outstanding, net of unearned income and any necessary write-downs to reduce individual loans to net realizable value. Interest income on performing loans is recognized as interest income at the contractual rate of interest. Loan origination fees, including loan commitment and underwriting fees, are reduced by direct costs associated with loan processing, including salaries, legal review, and appraisal fees. Net deferred loan fees are deferred and amortized over the life of the related loan or commitment period.

Purchased Performing Loans. Purchased loans that are deemed to be performing at the acquisition date are accounted for using the contractual cash flow method of accounting, which results in the loans being recorded at fair value with a credit discount. The fair value discount or premium is accreted or amortized, as the case may be, as an adjustment to yield over the estimated contractual lives of the loans.

Purchased Credit Deteriorated (“PCD”) Loans. Purchased credit-deteriorated, otherwise referred to herein as PCD, assets are defined as acquired individual financial assets (or acquired groups of financial assets with similar risk characteristics) that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Company’s assessment. The Company records acquired PCD loans by adding the expected credit losses (i.e. allowance for credit losses) to the purchase price of the financial assets rather than recording through the provision for credit losses in the income statement. The expected credit loss, as of the acquisition date, of a PCD loan is added to the allowance for credit losses. The non-credit discount or premium is the difference between the fair value and the amortized cost basis as of the acquisition date. Subsequent to the acquisition date, the change in the ACL on PCD loans is recognized through the provision for credit losses. The non-credit discount or premium is accreted or amortized, respectively, into interest income over the remaining life of the PCD loan on a level-yield basis. In accordance with the transition requirements within the standard, the Company’s acquired purchased credit impaired loans were treated as PCD loans.

Individually Evaluated Loans and Nonperforming Assets.  The Company maintains an active and robust problem credit identification system through its ongoing credit review function.  When a loan no longer shares similar risk characteristics with its segment, the asset is assessed to determine whether it should be included in another pool or should be individually evaluated. The Company currently maintains a net book balance threshold of $500,000 for individually-evaluated loans. Generally, individually-evaluated loans other than Troubled Debt Restructurings, otherwise referred to herein as “TDRs,” are on nonaccrual status. Based on the threshold above, consumer loans will generally remain in pools unless they meet the dollar threshold and foreclosure is probable. The expected credit losses on individually-evaluated loans will be estimated based on discounted cash flow analysis unless the loan meets the criteria for use of the fair value of collateral, either by virtue of an expected foreclosure or through meeting the definition of collateral-dependent. Financial assets that have been individually evaluated can be returned to a pool for purposes of estimating the expected credit loss insofar as their credit profile improves and that the repayment terms were not considered to be unique to the asset.  The Company follows its nonaccrual policy by reversing contractual interest income in the income statement when the Company places a loan on nonaccrual status. Therefore, Management excludes the accrued interest receivable balance from the amortized cost basis in measuring expected credit losses on the portfolio and does not record an allowance for credit losses on accrued interest receivable.  The accrual of interest, which is based on the daily amount of principal outstanding, on individually evaluated loans is generally continued unless the loan becomes delinquent 90 days or more.

Loans are considered past due when either principal or interest payments become contractually delinquent by 30 days or more. The Company’s policy is to discontinue the accrual of interest, if warranted, on loans based on the payment status, evaluation of the related collateral, and the financial strength of the borrower. Loans that are 90 days or more past due are placed on nonaccrual status. Management may elect to continue the accrual of interest when the loan is well secured and in process of collection. When interest accruals are discontinued, interest accrued and not collected in the current year is reversed from income, and interest accrued and not collected from prior years is charged to the allowance for loan losses. Nonaccrual loans may be returned to accrual status when all principal and interest amounts contractually due, including past due payments, are brought current; the ability of the borrower to repay the obligation is reasonably assured; and there is generally a period of at least six months of repayment performance by the borrower in accordance with the contractual terms.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Seriously delinquent loans are evaluated for loss mitigation options. Closed-end retail loans are generally charged off against the allowance for credit losses when the loans become 120 days past due. Open-end retail loans and residential real estate secured loans are generally charged off when the loans become 180 days past due. Unsecured loans are generally charged off when the loans become 90 days past due. All other loans are charged off against the allowance for loan losses after collection attempts have been exhausted, which generally is within 120 days. Recoveries of loans previously charged off are credited to the allowance for loan losses in the period received.

Loans are considered troubled debt restructurings when the Company grants concessions, for legal or economic reasons, to borrowers experiencing financial difficulty that would not otherwise be considered. The Company generally makes concessions in interest rates, loan terms, and/or amortization terms. All TDRs $500 thousand or greater are evaluated for a specific reserve based on either the collateral or net present value method, whichever is most applicable. TDRs under $500 thousand are subject to the reserve calculation for classified loans based primarily on the historical loss rate. At the date of modification, nonaccrual loans are classified as nonaccrual TDRs. TDRs classified as nonperforming at the date of modification are returned to performing status after six months of satisfactory payment performance; however, these loans remain identified as individually evaluated until full payment or other satisfaction of the obligation occurs.

Other real estate owned (“OREO”) acquired through foreclosure, or other settlement, is carried at the lower of cost or fair value less estimated selling costs. The fair value is generally based on current third-party appraisals. When a property is transferred into OREO, any excess of the loan balance over the net realizable fair value is charged against the allowance for loan losses. Operating expenses, gains, and losses on the sale of OREO are included in other noninterest expense in the Company’s consolidated statements of income after any fair value write-downs are recorded as valuation adjustments.

Allowance for Credit Losses (ACL)

The Company reviews our allowance for credit losses quarterly to determine if it is sufficient to absorb expected loan losses in the portfolio. This determination requires management to make significant estimates and assumptions. While the Company uses its best judgment and available information, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond our control, including the performance of our loan portfolio, the economy, changes in interest rates, and the view of regulatory authorities towards loan classifications. These uncertainties may result in material changes to the allowance for credit losses in the near term; however, the amount of the change cannot reasonably be estimated. Prior to January 1, 2021, we followed the incurred loss accounting method for reserving for loan losses which required us to estimate losses that had been incurred as of the balance sheet date. For additional information, see this note, Note 1, “Basis of Presentation,” to the Consolidated Financial Statements in "Recent Accounting Standards".

The ACL is an estimate of losses that will result from the inability of borrowers to make required loan payments.  The Company established the incremental increase in the ACL at the adoption through retained earnings and subsequent adjustments will be made through a provision for credit losses charged to earnings.  Loans charged off are recorded against the ACL and subsequent recoveries increase the ACL when they are recognized.

A systematic methodology is used to determine ACL for loans held for investment and certain off-balance sheet credit exposures.  The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loan portfolio.  The Company considers the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the loan portfolio.  The Company’s estimate of its ACL involves a high degree of judgement and reflects management’s best estimate within the range of expected credit losses.  The Company recognizes in net income the amount needed to adjust the ACL for management’s current estimate of expected credit losses.  The Company’s ACL is calculated using collectively evaluated and individually evaluated loans.

The Company collectively evaluates loans that share similar risk characteristics.  In general, loans are segmented by loan purpose.  The Company collectively evaluates loans within the following consumer and commercial segments:  Loans secured by 1-4 Family Properties, Home Equity Lines of Credit (“HELOC”), Owner Occupied Construction Loans, Consumer Loans, Commercial and Industrial, Multi-family, Non-farm/Non-residential Property, Commercial Construction/A&D/other Land Loans, Agricultural Loans, Credit Card Loans, Loans Secured by Farmland, and Other Consumer Loans (Overdrafts).

Risk characteristics of residential real estate loans which include loans secured by Single family properties, HELOC, and Owner occupied construction loans are dependent upon individual borrowers who are affected by changes in general economic conditions, real estate valuations, and the demand for housing.  Commercial and Industrial, Multi-family residential, Non-farm/non-residential, Agricultural, and Loans secured by Farmland are similar in that they are generally dependent upon the borrower's internal cash flow from operations to service the debt and changes in general economic conditions.  Commercial construction, Development, and other land loans, Consumer, and Other consumer loans (open pool) are similar in that they are dependent on changes in general economic conditions.

For collectively evaluated loans, the Company uses a combination of discounted cash flow and remaining life to estimate expected credit losses.  During 2022, the Company changed third party model providers which necessitated a change from remaining life to open pool for the portfolios noted above.  The change in method was not quantitatively significant.  In addition to its own loss experience, management also includes peer bank historical loss experience in its assessment of expected credit losses to determine the ACL.  The Company utilized call report data to measure its and its peers' historical credit losses experience with similar risk characteristics within the segments over an economic cycle.  The Company reviewed the historical loss information to appropriately adjust for differences in current asset specific risk characteristics.  Also considered were further adjustments to historical loss information for current conditions and reasonable and supportable forecasts that differ from the conditions that existed for the period over which historical information was evaluated.  For the majority of the segments of collectively evaluated loans, the Company incorporated at least one macroeconomic driver using a statistical regression modeling methodology.

The Company considers forward-looking information in estimated expected credit losses.  The Company subscribes to a third-party service which provides summary detail of dozens of economic forecasts.  Using that information and other publicly available economic forecasts, management determines the economic variables to use for the one-year reasonable and supportable forecast period.  Management has determined that the forecast period is consistent with how the Company has historically forecasted for its profitability planning and capital management.  Management has evaluated the appropriateness of the reasonable and supportable forecast for the current period along with the inputs used in the estimation of expected credit losses.  For the contractual term that extends beyond the reasonable and supportable forecast period, the Company reverts to historical loss information over eight quarters using a straight-line approach.  Management may apply different reversion techniques depending on the economic environment for the financial asset portfolio and as of the current period has utilized a linear reversion technique.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in its systematic methodology to determine its ACL for loans held for investment and certain off-balance sheet credit exposures, The Company considers the need to qualitatively adjust expected credit losses for information not already captured in the loss estimation process.  These qualitative adjustments either increase or decrease the quantitative model estimation.  Each period the Company considers qualitative factors that are relevant within the qualitative framework that includes the following:  1) changes in lending policies and procedures, 2) changes in economic conditions, 3) changes in portfolio nature and volume, 4) changes in management, 5) changes in past due loans, 6) changes in the quality of the Company’s credit review system, 7) changes in the value of underlying collateral, 8) the effect of concentrations of credit, and 9) the effect of other external factors.

When a loan no longer shares similar risk characteristics with its segment, the asset is assessed to determine whether it should be included in another pool or should be individually evaluated. The Company currently maintains a net book balance threshold of $500,000 for individually-evaluated loans. Generally, individually-evaluated loans other than TDRs are on nonaccrual status. Based on the threshold above, consumer loans will generally remain in pools unless they meet the dollar threshold and foreclosure is probable. The expected credit losses on individually-evaluated loans will be estimated based on discounted cash flow analysis unless the loan meets the criteria for use of the fair value of collateral, either by virtue of an expected foreclosure or through meeting the definition of collateral-dependent. Financial assets that have been individually evaluated can be returned to a pool for purposes of estimating the expected credit loss insofar as their credit profile improves and that the repayment terms were not considered to be unique to the asset.

The Company measures expected credit losses over the contractual term of the loans. When determining the contractual term, the Company considers expected prepayments but is precluded from considering expected extensions, renewals, or modifications, unless the Company reasonably expects it will execute a TDR with a borrower. In the event of a reasonably-expected TDR, the Company factors the reasonably-expected TDR into the current expected credit losses estimate. The effects of a TDR are recorded when an individual asset is specifically identified as a reasonably-expected TDR. For consumer loans, the point at which a TDR is reasonably expected is when the Company approves the borrower’s application for a modification (i.e. the borrower qualifies for the TDR) or when the Credit Administration department approves loan concessions on substandard loans. For commercial loans, the point at which a TDR is reasonably expected is when the Company approves the loan for modification or when the Credit Administration department approves loan concessions on substandard loans. The Company uses a discounted cash flow methodology to calculate the effect of the concession provided to the borrower in TDR within the ACL.

The Company has a variety of assets that have a component that qualifies as an off-balance sheet exposure. These primarily include undrawn portions of revolving lines of credit and standby letters of credit. The expected losses associated with these exposures within the unfunded portion of the loans will be recorded as a liability on the balance sheet with an offsetting income statement expense. The Company has determined that a majority of the Company’s off-balance-sheet credit exposures are not unconditionally cancellable. As of  December 31, 2022, the liability recorded for expected credit losses on unfunded commitments in Other Liabilities was $1.20 million. The estimates are determined based on the likelihood of funding during the contractual term and an estimate of credit losses subsequent to funding. Estimated credit losses on subsequently funded balances are based on the same assumptions as used to estimate credit losses on existing funded loans. The current adjustment to the ACL for unfunded commitments would be recognized through other operating expense in the Statement of Income. For additional information, see Note 6, “Allowance for Loan Losses,” to the Consolidated Financial Statements in Item 8 of this report.

Premises and Equipment

Premises, equipment, and leases are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets. Useful lives range from 5 to 10 years for furniture, fixtures, and equipment; 3 to 5 years for computer software, hardware, and data handling equipment; and 7 to 40 years for buildings and building improvements. Land improvements are amortized over a period of 20 years and leasehold improvements are amortized over the lesser of the term of the respective leases plus the first optional renewal period, when renewal is reasonably assured, or the estimated useful lives of the improvements. The Company leases various properties within its branch network. Leases generally have initial terms of up to 10 years and most contain options to renew with increases in rent. All leases are accounted for as operating leases. Maintenance and repairs are charged to current operations while improvements that extend the economic useful life of the underlying asset are capitalized. Disposition gains and losses are reflected in current operations.

Intangible Assets

Intangible assets consist of goodwill, core deposit intangible assets, and other identifiable intangible assets that result from business combinations. Goodwill represents the excess of the purchase price over the fair value of net assets acquired that is allocated to the appropriate reporting unit when acquired. Core deposit intangible assets represent the future earnings potential of acquired deposit relationships that are amortized over their estimated remaining useful lives. Other identifiable intangible assets primarily represent the rights arising from contractual arrangements that are amortized using the straight-line method.

An interim analysis of Goodwill is performed quarterly, and goodwill is tested for impairment annually, on October 31st, or more frequently if events or circumstances indicate there may be impairment. We have one reporting unit, Community Banking.  If we elect to perform a qualitative assessment, we evaluate factors such as macroeconomic conditions, industry and market considerations, overall financial performance, changes in stock price, and progress towards stated objectives in determining if it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of our reporting unit is less than its carrying amount, a quantitative test is performed; otherwise, no further testing is required. The quantitative test consists of comparing the fair value of our reporting unit to its carrying amount, including goodwill. If the fair value of our reporting unit is greater than its book value, no goodwill impairment exists. If the carrying amount of our reporting unit is greater than its calculated fair value, a goodwill impairment charge is recognized for the difference.

Management has concluded that there was no goodwill impairment for 2022.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are generally accounted for as collateralized financing transactions and recognized as short-term borrowings in the Company’s consolidated balance sheets. Securities, generally U.S. government and federal agency securities, pledged as collateral under these arrangements can be sold or repledged only if replaced by the secured party. The fair value of the collateral provided to a third party is continually monitored and additional collateral is provided as appropriate.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Instruments

The Company primarily uses derivative instruments to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. Derivative instruments represent contracts between parties that usually require little or no initial net investment and result in one party delivering cash or another asset to the other party based on a notional amount and an underlying asset as specified in the contract such as interest rates, equity security prices, currencies, commodity prices, or credit spreads. These derivative instruments may consist of interest rate swaps, floors, caps, collars, futures, forward contracts, and written and purchased options. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount, such as interest rate swaps or currency forwards, or to purchase or sell other financial instruments at specified terms on a specified date, such as options to buy or sell securities or currencies. Derivative instruments are subject to counterparty credit risk due to the possibility that the Company will incur a loss because a counterparty, which may be a bank, a broker-dealer or a customer, fails to meet its contractual obligations. This risk is measured as the expected positive replacement value of contracts. Derivative contracts may be executed only with exchanges or counterparties approved by the Company’s Asset/Liability Management Committee.

If certain conditions are met, a derivative may be designated as a hedge related to fair value, cash flow, or foreign exposure risk. The recognition of changes in the fair value of a derivative instrument varies depending on the intended use of the derivative and the resulting designation. The Company accounts for hedges of customer loans as fair value hedges. The change in fair value of the hedging derivative and the change in fair value of the hedged exposure are recorded in earnings. Any hedge ineffectiveness is also reflected in current earnings. Changes in the fair value of derivatives not designated as hedging instruments are recognized as a gain or loss in earnings. The Company formally documents any relationships between hedging instruments and hedged items and the risk management objective and strategy for undertaking each hedged transaction. All derivative instruments are reported at fair value in the consolidated balance sheets.

Equity-Based Compensation

The cost of employee services received in exchange for equity instruments, including stock options and restricted stock awards, is generally measured at fair value on the grant date. The Black-Scholes-Merton valuation model is used to estimate the fair value of stock options at the grant date while the fair value of restricted stock awards is based on the market price of the Company’s common stock on the grant date. The Black-Scholes-Merton model incorporates the following assumptions: the expected volatility is based on the weekly historical volatility of the Company’s common stock price over the expected term of the option; the expected term is generally calculated using the shortcut method; the risk-free interest rate is based on the U.S. Department of the Treasury’s (“Treasury”) yield curve on the grant date with a term comparable to the grant; and the dividend yield is based on the Company’s dividend yield using the most recent dividend rate paid per share and trading price of the Company’s common stock. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Revenue Recognition

Wealth management. Wealth management income represents monthly fees due from wealth management customers in consideration for managing and administrating the customers' assets. Wealth management and trust services include custody of assets, investment management, escrow services, fees for trust services and similar fiduciary activities. Revenue is recognized when the performance obligation is completed each month, which is generally the time that payment is received. Income also includes fees received from a third party broker-dealer as part of a revenue-sharing agreement for fees earned from customers that are referred to the third party. These fees are paid to the Company by the third party on a quarterly basis and recognized ratably throughout the quarter as the performance obligation is satisfied.

Service charges on deposits and other service charges and fees.

Service charges on deposits and other service charges and fees represent general service fees for account maintenance and activity and transaction-based fees that consist of transaction-based revenue, time-based revenue (service period), item-based revenue, or some other individual attribute-based revenue. Revenue is recognized when the performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed. Payment for such performance obligations is generally received at the time the performance obligations are satisfied. Other service charges and fees include interchange income from debit and credit card transaction fees.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising Expenses

Advertising costs are generally expensed as incurred. The Company may establish accruals for incurred advertising expenses in the course of a fiscal year.

Income Taxes

Income tax expense is comprised of the current and deferred tax consequences of events and transactions already recognized. The Company includes interest and penalties related to income tax liabilities in income tax expense. The effective tax rate, income tax expense as a percent of pre-tax income, may vary significantly from statutory rates due to tax credits and permanent differences. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are adjusted through the provision for income taxes as changes in tax laws or rates are enacted.

Per Share Results

Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of potential common stock that could be issued by the Company. Under the treasury stock method of accounting, potential common stock may be issued for stock options, non-vested restricted stock awards, performance based stock awards, and convertible preferred stock. Diluted earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding for the period plus the number of dilutive potential common shares. The calculation of diluted earnings per common share excludes potential common shares that have an exercise price greater than the average market value of the Company’s common stock because the effect would be antidilutive.

Risks and Uncertainties

Recent COVID-19 Virus Developments –

During the last three years, government reaction to the novel coronavirus (“COVID-19”) pandemic significantly disrupted local, national, and global economies and adversely impacted a broad range of industries, including banking and other financial services.  As COVID-19 events unfolded, the Company implemented various plans, strategies and protocols to protect its employees, maintain services for customers, assure the functional continuity of its operating systems, controls and processes, and mitigate financial risks posed by changing market conditions.

While direct impacts of COVID-19 appear to be declining and conditions have improved as of December 31, 2022, if there is a resurgence in the virus, the Company could experience adverse effects on its business, financial condition, results of operations and cash flows.  While it is not possible to know the full extent that the impact of COVID-19, and any potential resulting measures to curtail its spread, will have on the Company's future operations, the Company's management believes its financial position, including high levels of capital and liquidity, will allow it to successfully endure the negative economic impacts of the pandemic.

Recent Accounting Standards

Standards Adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This ASU requires earlier recording of credit losses on loans and other financial assets held by financial institutions and other organizations. This ASU also requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.  It further requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, the ASU amends the accounting for credit losses in investments in debt securities and purchased financial assets with credit deterioration.  The Company adopted the new standard as of January 1, 2021.  The standard was applied using the modified retrospective method as a cumulative-effect adjustment to retained earnings as of January 1, 2021.  Under this method, comparative periods will not be required to be restated for financial statements related to Topic 326.  Comparative prior period disclosures will be presented using the guidance for the allowance for loan losses.  This adoption method is considered a change in accounting principle requiring additional disclosure of the nature of and the reasons for the change, which is solely a result of the adoption of the required standard.  This standard did not have a material impact on our investment securities portfolio at implementation.  Related to the implementation of the standard, the Company recorded an additional ACL for loans of $13.11 million, deferred tax assets of $1.81 million, and additional reserve for unfunded commitments of $509 thousand and an adjustment to retained earnings, net of tax, of $5.87 million.  See the table below for the impact of ASU 2016-13 on the Company’s consolidated balance sheet.

	January 1, 2021
	As Reported	Pre-	Impact of
	Under	ASU 2016-13	ASU 2016-13
	ASU 2016-13	Adoption	Adoption

Assets:
Non-covered loans held for investment
Allowance for credit losses on debt securities
Investment securities - available for sale	$83,358	$83,358	$-	A
Loans
Non-acquired loans and acquired performing loans	2,146,972	2,146,972	-
Acquired purchased deteriorated loans	45,535	39,660	5,875	B
Allowance for credit losses on loans	(39,289)	(26,182)	(13,107)	C
Deferred tax asset	19,306	17,493	1,813	D
Accrued interest receivable - loans	9,109	9,052	57	B

Liabilities
Allowance for credit losses on off-balance sheet
credit exposures	575	66	509	E

Equity:
Retained earnings	231,714	237,585	(5,870)	F

A.	Per our analysis no ACL was necessary for investment securities available for sale.
B.	Accrued interest receivable from acquired credit impaired loans of $57 thousand was reclassed to other assets and was offset by the reclass of the grossed up credit discount on acquired credit imparied loans of $57 thousand that was moved to the ACL for the purchased credit deteriorated loans.
C.	Calculated adjustment to the ACL related to the adoption of ASU 2016-13. Includes additional reserve related to purchased deteriorated loans of $5.88 million.
D.	Effect of deferred tax assets related to the adjustment to the ACL form the adoption of ASU 2016-13 using a 23.37% tax rate.
E.	Adjustment to the reserve for unfunded commitments related to the adoption of ASU 2016-13.
F.	Net adjustment to retained earnings related to the adoption of ASU 2016-13.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Standards Not Yet Adopted

In March 2022, the Financial Accounting Standards Board issuedASU 2022-02, Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures.  This new accounting topic provides accounting guidance for troubled debt restructuring ("TDR"), and write-offs, effective January 1, 2023, with early adoption permitted.  The amendments eliminate TDR accounting guidance for issuers that have adopted ASU 2016-13, create a single loan modification accounting model, and clarify disclosure requirements for loan modifications and write-offs.  We are currently reviewing the impact of the updated guidance on our Consolidated Financial Statements, but do no anticipate a material impact.  The Company will adopt the standard, effective January 1, 2023.

Note 2. Acquisitions and Divestitures

On September 16, 2022, the Company completed the sale of its Emporia, Virginia branch to Benchmark Community Bank (the "Emporia Branch Sale").  The sale included the branch real estate, certain personal property, and all deposits associated with the branch.  There were no loans included in the transaction.  Benchmark paid a deposit premium of two percent for certain deposits.  In addition, Benchmark paid $1.50 million for branch real estate and certain personal property.  Total deposits acquired by Benchmark totaled $61.05 million.  The deposits were composed of $18.38 million in demand, $28.46 million in interest-bearing demand, $11.52 million in savings, and $2.69 million in time deposits.  The Company recognized a gain of $1.66 million from the Emporia Branch Sale.

On November 18, 2022, the Company and NC-based Surrey Bancorp (“Surrey”), parent company of Surrey Bank & Trust, jointly announced their entry into an agreement and plan of merger pursuant to which First Community will acquire Surrey and its wholly owned bank subsidiary, Surrey Bank & Trust.  Upon completion of the transaction which is expected to close in 2023, the Company is expected to have total consolidated assets in excess of $3.6 billion with branch locations in four states.

Note 3. Debt Securities

The following tables present the amortized cost and fair value of available-for-sale debt securities, including gross unrealized gains and losses, as of the dates indicated:

	December 31, 2022
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(Amounts in thousands)
U.S. Agency securities	$1,500	$—	$(15)	$1,485
U.S. Treasury securities	161,617	—	(4,353)	157,264
Municipal securities	23,480	21	(192)	23,309
Corporate Notes	37,046	—	(2,189)	34,857
Mortgage-backed Agency securities	96,480	3	(13,049)	83,434
Total	$320,123	$24	$(19,798)	$300,349

	December 31, 2021
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(Amounts in thousands)
U.S. Agency securities	$469	$—	$(3)	$466
Municipal securities	28,596	198	—	28,794
Mortgage-backed Agency securities	9,935	—	(16)	9,919
Total	37,273	513	(673)	37,113
	$76,273	$711	$(692)	$76,292

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the amortized cost and fair value of available-for-sale debt securities, by contractual maturity, as of December 31, 2022. Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without penalties.

(Amounts in thousands)	U.S. Agency Securities	U.S. Treasury Securities	Municipal Securities	Corporate Notes	Total
Amortized cost maturity:
One year or less	$1,500	$32,013	$3,070	$8,510	$45,093
After one year through five years	—	129,604	17,626	28,536	175,766
After five years through ten years	—	—	2,784	—	2,784
After ten years	—	—	—	—	—
Amortized cost	$1,500	$161,617	$23,480	$37,046	223,643
Mortgage-backed securities					96,480
Total amortized cost					$320,123

Fair value maturity:
One year or less	$1,485	$31,786	$3,068	$8,448	$44,787
After one year through five years	—	125,478	17,467	26,409	169,354
After five years through ten years	—	—	2,774	—	2,774
After ten years	—	—	—	—	—
Fair value	$1,485	$157,264	$23,309	$34,857	216,915
Mortgage-backed securities					83,434
Total fair value					$300,349

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the fair values and unrealized losses for available-for-sale debt securities in a continuous unrealized loss position for less than 12 months and for 12 months or longer as of the dates indicated:

	December 31, 2022
	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(Amounts in thousands)
U.S. Agency securities	$1,485	$(15)	$—	$—	$1,485	$(15)
U.S. Treasury securities	157,264	(4,353)	—	—	157,264	(4,353)
Municipal securities	12,347	(192)	—	—	12,347	(192)
Corporate Notes	32,368	(2,172)	2,489	(17)	34,857	(2,189)
Mortgage-backed Agency securities	64,993	(8,824)	18,305	(4,225)	83,298	(13,049)
Total	$268,457	$(15,556)	$20,794	$(4,242)	$289,251	$(19,798)

	December 31, 2021
	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(Amounts in thousands)
U.S. Agency securities	$—	$—	$459	$(3)	$459	$(3)
Municipal securities	—	—	—	—	—	—
Corporate Notes	9,919	(16)	—	—	9,919	(16)
Mortgage-backed Agency securities	14,092	(253)	8,384	(420)	22,476	(673)
Total	$24,011	$(269)	$8,843	$(423)	$32,854	$(692)

There were 113 individual debt securities in an unrealized loss position as of December 31, 2022, and their combined depreciation in value represented 6.59% of the debt securities portfolio. There were 23 individual debt securities in an unrealized loss position as of December 31, 2021, and their combined depreciation in value represented  0.91 % of the debt securities portfolio.

There were no sales of available for sale debt securities in 2022 or in 2021.  In 2020, gross realized gains and losses from the sale of available for sale debt securities were $419 thousand and $34 thousand, respectively.  The carrying amount of securities pledged for various purposes totaled $22.43 million as of December 31, 2022, and $22.15 million as of December 31, 2021.

In determining whether or not a security is impaired, we consider the severity of the loss as well as our intent to hold the securities to maturity or the recovery of the cost basis.

U. S. Agency securities

The Company has one U.S. Agency security as of  December 31, 2022, with an amortized cost of $1.5 million.  The security is issued by the Federal Home Loan Bank.  The security is guaranteed of full and timely payments by the issuing agency.  Based on management's analysis and judgement, there was no credit loss attributable to the U.S. Agency security at December 31, 2022.

U.S. Treasury securities

U.S. Treasury securities are backed by the full faith and credit of the United States government.  At December 31, 2022, the total amortized cost of available for sale U. S. Treasury securities was $161.62 million.  Based on management's analysis and judgement, there were no credit losses attributable to U.S. Treasury securities at December 31, 2022.

Municipal securities

Municipal securities are securities issued by various municipalities in the United States.  At December 31, 2022, the total amortized cost of available for sale Municipal securities was $23.48 million.  The majority of the portfolio was rated AA or higher, with no securities rated below investment grade at year-end.  Based on management's analysis and judgement, there were no credit losses attributable to Municipal securities at December 31, 2022.

Corporate Notes

Corporate notes are debt obligations issued by public or private corporations.  As of  December 31, 2022, the total amortized cost of available for sale Corporate notes was $37.05 million.  The majority of the portfolio was rated AA or higher, with no securities rated below investment grade at year-end.  Based on management's analysis and judgement, there were no credit losses attributable to Corporate note securities at December 31, 2022.

Mortgage-backed Agency securities

Mortgage-backed Agency securities within the Company's portfolio are issued by Ginnie Mae, Fannie Mae, and Freddie Mac.  As of  December 31, 2022, the total amortized cost of available for sale Mortgage-backed Agency securities was $96.48 million.  Each agency provides a guarantee of full and timely payments of principal and interest by the issuing agency.  Based on management's analysis and judgement, there were no credit losses attributable to Mortgage-backed Agency securities at December 31, 2022.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Loans

The Company groups loans into three segments (commercial loans, consumer real estate loans, and consumer and other loans) with each segment divided into various classes.  Customer overdrafts reclassified as loans totaled $1.80 million as of December 31, 2022, and $1.65 million as of December 31, 2021. Deferred loan fees were $8.81 million as of December 31, 2022, and $5.06 million as of December 31, 2021. For information about off-balance sheet financing, see Note 19, “Litigation, Commitments, and Contingencies,” to the Consolidated Financial Statements of this report.

In accordance with the adoption of ASU 2016-13, the table below reflects the loan portfolio at the amortized cost basis for the periods indicated, to include net deferred loan fees of $8.81 million as of December 31, 2022, and $5.06 million as of December 31, 2021.  Additionally, included is, the unamortized discount total related to loans acquired of $3.80 million as of December 31, 2022, and $5.41 million as of December 31, 2021.  Accrued interest receivable (AIR) of $7.94 million as of December 31, 2022, and $7.54 million as of December 31, 2021 , is accounted for separately and reported in Interest Receivable on the Consolidated Balance Sheet.

The following table presents loans, net of unearned income by loan class, as of the dates indicated:

	December 31,
	2022		2021
(Amounts in thousands)	Amount	Percent	Amount	Percent
Commercial loans
Construction, development, and other land	$117,174	4.88%	$65,806	3.04%
Commercial and industrial	150,428	6.27%	133,630	6.17%
Multi-family residential	148,026	6.17%	100,402	4.64%
Single family non-owner occupied	206,121	8.59%	198,778	9.18%
Non-farm, non-residential	787,703	32.82%	707,506	32.67%
Agricultural	12,032	0.50%	9,341	0.43%
Farmland	11,779	0.49%	15,013	0.69%
Total commercial loans	1,433,263	59.72%	1,230,476	56.82%
Consumer real estate loans
Home equity lines	75,642	3.15%	79,857	3.69%
Single family owner occupied	734,540	30.61%	703,864	32.50%
Owner occupied construction	10,366	0.43%	16,910	0.78%
Total consumer real estate loans	820,548	34.19%	800,631	36.97%
Consumer and other loans
Consumer loans	144,582	6.02%	129,794	5.99%
Other	1,804	0.07%	4,668	0.22%
Total consumer and other loans	146,386	6.09%	134,462	6.21%
Total loans held for investment, net of unearned income	$2,400,197	100.00%	$2,165,569	100.00%

The Company began participating as a Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) lender during the second quarter of 2020. At December 31, 2022, there was no remaining balance of PPP loans, compared to $20.64 million at December 31, 2021 which were included in commercial and industrial loan balances. There were no remaining net deferred loan origination fees related to the PPP loans, net of deferred loan origination costs at December 31, 2022.  At December 31, 2021 , the amount of net deferred loan origination fees related to PPP loans was $733 thousand.  During 2022, the Company recorded amortization of net deferred loan origination fees of $733 thousand on PPP loans, compared with $2.74 million for 2021.

Note 5. Credit Quality

The Company uses a risk grading matrix to assign a risk grade to each loan in its portfolio. Loan risk ratings may be upgraded or downgraded to reflect current information identified during the loan review process. The general characteristics of each risk grade are as follows:

●

Pass -- This grade is assigned to loans with acceptable credit quality and risk. The Company further segments this grade based on borrower characteristics that include capital strength, earnings stability, liquidity, leverage, and industry conditions.

●

Special Mention -- This grade is assigned to loans that require an above average degree of supervision and attention. These loans have the characteristics of an asset with acceptable credit quality and risk; however, adverse economic or financial conditions exist that create potential weaknesses deserving of management’s close attention. If potential weaknesses are not corrected, the prospect of repayment may worsen.

●

Substandard -- This grade is assigned to loans that have well defined weaknesses that may make payment default, or principal exposure, possible. These loans will likely be dependent on collateral liquidation, secondary repayment sources, or events outside the normal course of business to meet repayment terms.

●

Doubtful -- This grade is assigned to loans that have the weaknesses inherent in substandard loans; however, the weaknesses are so severe that collection or liquidation in full is unlikely based on current facts, conditions, and values. Due to certain specific pending factors, the amount of loss cannot yet be determined.

●

Loss -- This grade is assigned to loans that will be charged off or charged down when payments, including the timing and value of payments, are uncertain. This risk grade does not imply that the asset has no recovery or salvage value, but simply means that it is not practical or desirable to defer writing off, either all or a portion of, the loan balance even though partial recovery may be realized in the future.

The following tables present the recorded investment of the loan portfolio, by loan class and credit quality, as of the dates indicated.

	December 31, 2022
		Special
(Amounts in thousands)	Pass	Mention	Substandard	Doubtful	Loss	Total
Commercial loans
Construction, development, and other land	$115,972	$853	$349	$—	$—	$117,174
Commercial and industrial	147,543	920	1,965	—	—	150,428
Multi-family residential	143,859	3,946	221	—	—	148,026
Single family non-owner occupied	195,775	2,303	8,043	—	—	206,121
Non-farm, non-residential	761,154	14,903	11,646	—	—	787,703
Agricultural	11,722	47	263	—	—	12,032
Farmland	9,868	573	1,338	—	—	11,779
Consumer real estate loans
Home equity lines	72,927	288	2,427	—	—	75,642
Single family owner occupied	706,952	1,958	25,630	—	—	734,540
Owner occupied construction	10,204	—	162	—	—	10,366
Consumer and other loans
Consumer loans	141,551	11	3,020	—	—	144,582
Other	1,804	—	—	—	—	1,804
Total loans	$2,319,331	$25,802	$55,064	$—	$—	$2,400,197

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2021
		Special
(Amounts in thousands)	Pass	Mention	Substandard	Doubtful	Loss	Total
Commercial loans
Construction, development, and other land	$64,498	$451	$857	$—	$—	$65,806
Commercial and industrial	128,770	1,005	3,855	—	—	133,630
Multi-family residential	98,457	1,090	855	—	—	100,402
Single family non-owner occupied	186,184	3,607	8,977	10	—	198,778
Non-farm, non-residential	665,559	25,624	16,323	—	—	707,506
Agricultural	8,758	70	513	—	—	9,341
Farmland	11,939	633	2,441	—	—	15,013
Consumer real estate loans
Home equity lines	76,259	426	3,172	—	—	79,857
Single family owner occupied	671,459	2,420	29,985	—	—	703,864
Owner occupied construction	16,629	—	281	—	—	16,910
Consumer and other loans
Consumer loans	127,514	16	2,264	—	—	129,794
Other	4,668	—	—	—	—	4,668
Total loans	$2,060,694	$35,342	$69,523	$10	$-	$2,165,569

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the amortized cost basis of the loan portfolio, by year of origination, loan class, and credit quality, as of the dates indicated:

(Amounts in thousands)	Term Loans Amortized Cost Basis by Origination Year
Balance at December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving	Total
Construction, development
and other land
Pass	$58,770	$39,995	$4,602	$3,050	$2,485	$5,608	$1,462	$115,972
Special Mention	-	225	-	-	94	534	-	853
Substandard	-	-	267	71	11	-	-	349
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction, development, and other land	$58,770	$40,220	$4,869	$3,121	$2,590	$6,142	$1,462	$117,174
Commercial and industrial
Pass	$69,678	$23,746	$12,047	$7,729	$9,121	$8,890	$16,332	$147,543
Special Mention	227	20	21	367	185	1	99	920
Substandard	130	112	114	620	192	797	-	1,965
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial and industrial	$70,035	$23,878	$12,182	$8,716	$9,498	$9,688	$16,431	$150,428
Multi-family residential
Pass	$45,261	$20,881	$31,087	$3,733	$1,328	$41,063	$506	$143,859
Special Mention	-	-	-	-	-	3,946	-	3,946
Substandard	-	-	-	-	-	221	-	221
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total multi-family residential	$45,261	$20,881	$31,087	$3,733	$1,328	$45,230	$506	$148,026
Non-farm, non-residential
Pass	$218,595	$145,675	$114,840	$52,575	$35,564	$185,448	$8,457	$761,154
Special Mention	-	1,927	852	1,193	2,708	8,076	147	14,903
Substandard	-	1,267	675	2,509	1,531	5,664	-	11,646
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total non-farm, non-residential	$218,595	$148,869	$116,367	$56,277	$39,803	$199,188	$8,604	$787,703
Agricultural
Pass	$6,244	$3,225	$1,003	$376	$154	$214	$506	$11,722
Special Mention	-	33	14	-	-	-	-	47
Substandard	124	37	1	66	24	11	-	263
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total agricultural	$6,368	$3,295	$1,018	$442	$178	$225	$506	$12,032
Farmland
Pass	$646	$713	$796	$77	$869	$6,150	$617	$9,868
Special Mention	-	109	-	-	222	242	-	573
Substandard	-	-	12	-	253	1,073	-	1,338
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total farmland	$646	$822	$808	$77	$1,344	$7,465	$617	$11,779

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)	Term Loans Amortized Cost Basis by Origination Year
Balance at December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving	Total
Home equity lines
Pass	$1,960	$198	$241	$-	$24	$7,429	$63,075	$72,927
Special Mention	-	-	-	-	-	117	171	288
Substandard	-	-	27	35	114	1,253	998	2,427
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total home equity lines	$1,960	$198	$268	$35	$138	$8,799	$64,244	$75,642
Single family Mortgage
Pass	$157,890	$237,363	$207,480	$48,795	$36,678	$214,148	$373	$902,727
Special Mention	-	376	90	363	262	3,170	-	4,261
Substandard	461	1,196	740	1,217	1,991	28,068	-	33,673
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total single family owner and non-owner occupied	$158,351	$238,935	$208,310	$50,375	$38,931	$245,386	$373	$940,661
Owner occupied construction
Pass	$6,357	$3,344	$-	$23	$11	$469	$-	$10,204
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	162	-	-	-	-	162
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total owner occupied construction	$6,357	$3,344	$162	$23	$11	$469	$-	$10,366
Consumer loans
Pass	$69,579	$37,603	$16,033	$7,640	$2,528	$2,040	$7,932	$143,355
Special Mention	-	5	-	6	-	-	-	11
Substandard	881	1,002	466	416	36	159	60	3,020
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total consumer loans	$70,460	$38,610	$16,499	$8,062	$2,564	$2,199	$7,992	$146,386

(Amounts in thousands)	Term Loans Amortized Cost Basis by Origination Year
Balance at December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving	Total
Total Loans
Pass	$634,980	$512,743	$388,129	$123,998	$88,762	$471,459	$99,260	$2,319,331
Special Mention	227	2,695	977	1,929	3,471	16,086	417	25,802
Substandard	1,596	3,614	2,464	4,934	4,152	37,246	1,058	55,064
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total loans	$636,803	$519,052	$391,570	$130,861	$96,385	$524,791	$100,735	$2,400,197

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)	Term Loans Amortized Cost Basis by Origination Year
Balance at December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving	Total
Construction, development
and other land
Pass	$40,207	$10,127	$3,081	$3,704	$1,308	$5,717	$354	$64,498
Special Mention	-	266	-	128	-	21	36	451
Substandard	-	-	128	11	291	427	-	857
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction, development, and other land	$40,207	$10,393	$3,209	$3,843	$1,599	$6,165	$390	$65,806
Commercial and industrial
Pass	$34,539	$18,887	$13,679	$13,772	$4,817	$5,890	$16,544	$108,128
Special Mention	32	60	597	192	28	-	96	1,005
Substandard	184	355	706	384	842	866	518	3,855
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial and industrial	$34,755	$19,302	$14,982	$14,348	$5,687	$6,756	$17,158	$112,988
Paycheck Protection Loans
Pass	$16,482	$4,160	$-	$-	$-	$-	$-	$20,642
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total Paycheck Protection Loans	$16,482	$4,160	$-	$-	$-	$-	$-	$20,642
Multi-family residential
Pass	$11,307	$24,299	$4,644	$1,897	$8,413	$46,962	$935	$98,457
Special Mention	-	-	-	-	-	1,090	-	1,090
Substandard	-	-	-	-	-	855	-	855
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total multi-family residential	$11,307	$24,299	$4,644	$1,897	$8,413	$48,907	$935	$100,402
Non-farm, non-residential
Pass	$147,978	$146,381	$62,651	$50,943	$43,776	$199,812	$14,018	$665,559
Special Mention	397	3,334	823	2,595	9,190	9,135	150	25,624
Substandard	1,161	711	2,508	2,531	3,232	5,953	227	16,323
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total non-farm, non-residential	$149,536	$150,426	$65,982	$56,069	$56,198	$214,900	$14,395	$707,506
Agricultural
Pass	$4,564	$1,548	$998	$534	$346	$335	$433	$8,758
Special Mention	43	27	-	-	-	-	-	70
Substandard	44	11	282	39	17	120	-	513
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total agricultural	$4,651	$1,586	$1,280	$573	$363	$455	$433	$9,341
Farmland
Pass	$428	$1,047	$82	$1,125	$887	$6,835	$1,535	$11,939
Special Mention	189	-	-	240	5	199	-	633
Substandard	-	14	519	249	264	1,395	-	2,441
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total farmland	$617	$1,061	$601	$1,614	$1,156	$8,429	$1,535	$15,013

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)	Term Loans Amortized Cost Basis by Origination Year
Balance at December 31, 2021	2022	2021	2020	2019	2018	Prior	Revolving	Total
Home equity lines
Pass	$115	$59	$-	$25	$2	$2,168	$73,890	$76,259
Special Mention	-	-	-	-	-	-	426	426
Substandard	-	-	28	249	128	1,316	1,451	3,172
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total home equity lines	$115	$59	$28	$274	$130	$3,484	$75,767	$79,857
Single family Mortgage
Pass	$239,917	$225,294	$61,925	$46,716	$41,757	$240,845	$1,189	$857,643
Special Mention	399	510	937	269	137	3,775	-	6,027
Substandard	1,213	799	1,475	1,668	1,878	31,929	-	38,962
Doubtful	-	-	-	-	-	10	-	10
Loss	-	-	-	-	-	-	-	-
Total single family owner and non-owner occupied	$241,529	$226,603	$64,337	$48,653	$43,772	$276,559	$1,189	$902,642
Owner occupied construction
Pass	$9,689	$4,729	$178	$22	$428	$1,583	$-	$16,629
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	281	-	281
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total owner occupied construction	$9,689	$4,729	$178	$22	$428	$1,864	$-	$16,910
Consumer loans
Pass	$65,018	$31,065	$16,548	$4,980	$2,306	$10,040	$2,225	$132,182
Special Mention	-	-	16	-	-	-	-	16
Substandard	328	663	824	107	78	186	78	2,264
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total consumer loans	$65,346	$31,728	$17,388	$5,087	$2,384	$10,226	$2,303	$134,462

(Amounts in thousands)	Term Loans Amortized Cost Basis by Origination Year
Balance at December 31, 2021	2022	2021	2020	2019	2018	Prior	Revolving	Total
Total Loans
Pass	$570,244	$467,596	$163,786	$123,718	$104,040	$520,187	$111,123	$2,060,694
Special Mention	1,060	4,197	2,373	3,424	9,360	14,220	708	35,342
Substandard	2,930	2,553	6,470	5,238	6,730	43,328	2,274	69,523
Doubtful	-	-	-	-	-	10	-	10
Loss	-	-	-	-	-	-	-	-
Total loans	$574,234	$474,346	$172,629	$132,380	$120,130	$577,745	$114,105	$2,165,569

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company generally places a loan on nonaccrual status when it is 90 days or more past due.  The following table presents nonaccrual loans, by loan class, as of the dates indicated:

	December 31, 2022			December 31, 2021
(Amounts in thousands)	No Allowance	With an Allowance	Total	No Allowance	With an Allowance	Total
Commercial loans
Construction, development, and other land	$31	$—	$31	$409	$—	$409
Commercial and industrial	438	—	438	1,734	—	1,734
Multi-family residential	220	—	220	208	—	208
Single family non-owner occupied	984	—	984	2,304	—	2,304
Non-farm, non-residential	1,771	—	1,771	3,439	1,100	4,539
Agricultural	9	—	9	136	—	136
Farmland	133	—	133	222	—	222
Consumer real estate loans
Home equity lines	400	—	400	767	—	767
Single family owner occupied	8,228	589	8,817	8,957	—	8,957
Owner occupied construction	—	—	—	—	—	—
Consumer and other loans
Consumer loans	2,405	—	2,405	1,492	—	1,492
Total nonaccrual loans	$14,619	$589	$15,208	$19,668	$1,100	$20,768

During 2022, $5 thousand in nonaccrual loan interest was recognized compared to $72 thousand in 2021.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables presents the aging of past due loans, by loan class, as of the date indicated.  Nonaccrual loans 30 days or more past due are included in the applicable delinquency category.

	December 31, 2022
							Amortized Cost of
	30 - 59 Days	60 - 89 Days	90+ Days	Total	Current	Total	>90 Days Accruing
(Amounts in thousands)	Past Due	Past Due	Past Due	Past Due	Loans	Loans	No Allowance
Commercial loans
Construction, development, and other land	$393	$8	$23	$424	$116,750	$117,174	$—
Commercial and industrial	756	129	217	1,102	149,326	150,428	—
Multi-family residential	—	—	83	83	147,943	148,026	—
Single family non-owner occupied	990	122	299	1,411	204,710	206,121	—
Non-farm, non-residential	646	52	548	1,246	786,457	787,703	—
Agricultural	36	135	9	180	11,852	12,032	—
Farmland	—	—	133	133	11,646	11,779	—
Consumer real estate loans
Home equity lines	519	115	262	896	74,746	75,642	—
Single family owner occupied	5,951	2,322	3,166	11,439	723,101	734,540	—
Owner occupied construction	—	—	—	—	10,366	10,366	—
Consumer and other loans
Consumer loans	4,282	1,960	1,459	7,701	136,881	144,582	—
Other	—	—	—	—	1,804	1,804	—
Total loans	$13,573	$4,843	$6,199	$24,615	$2,375,582	$2,400,197	$—

	December 31, 2021
							Amortized Cost of
	30 - 59 Days	60 - 89 Days	90+ Days	Total	Current	Total	>90 Days Accruing
(Amounts in thousands)	Past Due	Past Due	Past Due	Past Due	Loans	Loans	No Allowance
Commercial loans
Construction, development, and other land	$52	$—	$120	$172	$65,634	$65,806	$—
Commercial and industrial	325	35	1,394	1,754	131,876	133,630	—
Multi-family residential	97	—	—	97	100,305	100,402	—
Single family non-owner occupied	1,210	583	795	2,588	196,190	198,778	—
Non-farm, non-residential	1,002	441	2,333	3,776	703,730	707,506	—
Agricultural	73	7	101	181	9,160	9,341	—
Farmland	52	—	222	274	14,739	15,013	—
Consumer real estate loans
Home equity lines	275	388	333	996	78,861	79,857	—
Single family owner occupied	4,740	2,584	3,880	11,204	692,660	703,864	—
Owner occupied construction	139	—	—	139	16,771	16,910	—
Consumer and other loans
Consumer loans	3,469	1,182	1,049	5,700	124,094	129,794	—
Other	—	—	—	—	4,668	4,668	—
Total loans	$11,434	$5,220	$10,227	$26,881	$2,138,688	$2,165,569	$—

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASC 326 prescribes that when an entity determines foreclosure is probable, the expected credit loss is required to be measured based on the fair value of the collateral.  As a practical expedient, an entity may use the fair value as of the reporting date when recording the net carrying amount of the asset.  For the collateral dependent asset ("CDA") a credit loss expense is recorded for loan amounts in excess of fair value of the collateral.  The table below summarizes collateral dependent loans, where foreclosure is possible, by type of collateral, and the extent to which they are collateralized during the periods.

	December 31, 2022			December 31, 2021
(Amounts in thousands)	Balance	Collateral Coverage	Coverage Ratio	Balance	Collateral Coverage	Coverage Ratio
Commercial Real Estate
Hotel	$-	$-	-	$-	$-	-
Office	-	-	-	-	-	-
Other	-	-	-	2,216	2,312	104.33%
Retail	-	-	-	-	-	-
Multi-Family
Industrial	-	-	-	-	-	-
Office	-	-	-	-	-	-
Other	-	-	-	-	-	-
Commercial and industrial
Industrial	-	-	-	-	-	-
Other	-	-	-	-	-	-
Home equity loans	-	-	-	-	-	-
Consumer owner occupied	589	574	97.45%	-	-	-
Consumer	-	-	-	-	-	-
Total collateral dependent loans	$589	$574	97.45%	$2,216	$2,312	104.33%

The Company may make concessions in interest rates, loan terms and/or amortization terms when restructuring loans for borrowers experiencing financial difficulty. Certain TDRs are classified as nonperforming at the time of restructuring and are returned to performing status after six months of satisfactory payment performance; however, these loans remain identified as individually evaluated until full payment or other satisfaction of the obligation occurs.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents loans modified as TDRs, by loan class and accrual status, as of the dates indicated:

	December 31,
	2022			2021
(Amounts in thousands)	Nonaccrual(1)	Accruing	Total	Nonaccrual(1)	Accruing	Total
Commercial loans
Commercial and industrial	$—	$374	$374	$396	$470	$866
Single family non-owner occupied	142	838	980	857	1,100	1,957
Non-farm, non-residential	—	747	747	—	2,021	2,021
Consumer real estate loans
Home equity lines	—	55	55	—	67	67
Single family owner occupied	1,182	5,073	6,255	1,266	4,755	6,021
Owner occupied construction	—	—	—	—	212	212
Consumer and other loans
Consumer loans	—	25	25	—	27	27
Total TDRs	$1,324	$7,112	$8,436	$2,519	$8,652	$11,171

Allowance for credit losses related to TDRs			$—			$—

(1)	Nonaccrual TDRs are included in total nonaccrual loans disclosed in the nonaccrual table above.

The following table presents interest income recognized on TDRs for the periods indicated:

	Year Ended December 31,
	2022	2021	2020
(Amounts in thousands)
Interest income recognized	$383	$422	$473

The following table presents loans modified as TDRs, by type of concession made and loan class, that were restructured during the periods indicated.

	Year Ended December 31,
	2022			2021
(Amounts in thousands)	Total Contracts	Pre-modification Recorded Investment	Post modification Recorded Investment(1)	Total Contracts	Pre-modification Recorded Investment	Post modification Recorded Investment(1)
Below market interest rate
Single family owner occupied	1	$31	$32	—	$—	$—
Below market interest rate and extended payment term
Single family non-owner occupied	—	—	—	1	165.00	165.00
Single family owner occupied	—	—	—	4	402	402
Total below market interest rate and extended payment term	—	—	—	5	567	567
Principal deferral
Single family non-owner occupied	—	—	—	1	753	753
Single family owner occupied	5	494	481	1	41	41
Total principal deferral	5	494	481	2	794	794
Total	6	$525	$513	7	$1,361	$1,361

(1)	Represents the loan balance immediately following modification

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There were no payment defaults for loans restructured within the previous 12 months for December 31, 2022 or 2021.

The following table provides information about OREO, which consists of properties acquired through foreclosure, as of the dates indicated:

	December 31, 2022	December 31, 2021
(Amounts in thousands)
Total OREO	$703	$1,015

OREO secured by residential real estate	$407	$337
Residential real estate loans in the foreclosure process(1)	$1,474	$2,210

(1)	The recorded investment in consumer mortgage loans collateralized by residential real estate that are in the process of foreclosure according to local requirements of the applicable jurisdiction

Note 6. Allowance for Credit Losses

The following tables present the changes in the allowance for credit/loan losses, by loan segment, during the periods indicated.

	Year Ended December 31, 2022
(Amounts in thousands)	Commercial	Consumer Real Estate	Consumer and Other	Total Allowance
Beginning balance	$14,775	$9,972	$3,111	$27,858
Provision for (recovery of) credit losses charged to operations	431	(1,121)	7,262	6,572
Charge-offs	(633)	(427)	(6,743)	(7,803)
Recoveries	2,640	507	782	3,929
Net (charge-offs) recoveries	2,007	80	(5,961)	(3,874)
Ending balance	$17,213	$8,931	$4,412	$30,556

	Year Ended December 31, 2021
(Amounts in thousands)	Commercial	Consumer Real Estate	Consumer and Other	Total Allowance
Beginning balance	$14,661	$8,951	$2,570	$26,182
Cumulative effect of adoption of ASU 2016-13	8,360	4,145	602	13,107
(Recovery of) provision for credit losses charged to operations	(6,949)	(3,653)	2,131	(8,471)
Charge-offs	(3,431)	(318)	(3,025)	(6,774)
Recoveries	2,134	847	833	3,814
Net (charge-offs) recoveries	(1,297)	529	(2,192)	(2,960)
Ending balance	$14,775	$9,972	$3,111	$27,858

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Premises, Equipment, and Leases

Premises and Equipment

The following table presents the components of premises and equipment as of the dates indicated:

	December 31,
	2022	2021
(Amounts in thousands)
Land	$19,460	$20,402
Buildings and leasehold improvements	47,009	48,118
Equipment	40,552	40,501
Total premises and equipment	107,021	109,021
Accumulated depreciation and amortization	(59,681)	(56,737)
Total premises and equipment, net	$47,340	$52,284

There were no impairment charges related to certain long-term investments in land and buildings in 2022. Impairment charges of $781 thousand were recognized in 2021, and $812 thousand in 2020. Depreciation and amortization expense for premises and equipment was $4.15 million  in 2022, $4.47 million  in 2021, and $4.46 million  in 2020.

Leases

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”; the standard was adopted prospectively. The Company currently has two operating leases that are recorded as a right of use (“ROU”) asset and operating lease liability. The right of use asset is recorded in other assets on the consolidated balance sheet, while the lease liability is recorded in other liabilities. The ROU asset represents the right to use an underlying asset during the lease term and the lease liability represents the obligation to make lease payments arising from the lease. The current ROU asset and lease liability were recognized at the adoption date of January 1, 2019, based on the present value of the remaining lease payments using a discount rate that represented our incremental borrowing rate at the time of adoption. The lease expense which is comprised of the amortization of the ROU asset and the implicit interest accreted on the lease liability, is recognized on a straight-line basis over the lease term, and is recorded in occupancy expense in the consolidated statements of income.

The Company’s current operating leases relate to one existing bank branch and one operating lease acquired in a prior bank acquisition. The acquired operating lease was for vacant land and will terminate in July of 2029.   The Company's ROU asset was $648 thousand as of  December 31, 2022 compared to $741 thousand as of December 31, 2021.  The operating lease liability as of  December 31, 2022  was $670 thousand compared to $770 thousand as of December 31, 2021.  The Company’s total operating leases have remaining terms of 2 years to 6.5 years compared with 4 months to 7.5 years as of December 31, 2021. The December 31, 2022  weighted average discount was  3.28%, compared to 3.22% from December 31, 2021.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments as of the dates indicated are as follows:

Year	Amount
(Amounts in thousands)
2023	$119
2024	117
2025	101
2026	101
2027 and thereafter	261
Total lease payments	699
Less: Interest	(29)
Present value of lease liabilities	$670

Lease expense which is included in occupancy expense on the Consolidated Statement of Income was $175 thousand  in 2022, $182 thousand in 2021, and $180 thousand  in 2020. The Company maintained no subleases as of December 31, 2022.

Note 8. Goodwill and Other Intangible Assets

Goodwill

The Company has one reporting unit for goodwill impairment testing purposes, Community Banking. The Company performed its annual assessment of goodwill as of October 31, 2022, and concluded that the carrying value of goodwill was not impaired. No events have occurred after the analysis to indicate potential impairment.

As of December 31, 2022, the Company's goodwill totaled $129.57 million and was the same for both 2021 and 2020.

Other Intangible Assets

As of December 31, 2022, the remaining lives of core deposit intangibles ranged from 2.50 years to 7 years with a weighted average remaining life of 5.87 years.  The following table presents the components of other intangible assets as of the dates indicated:

	December 31,
	2022	2021	2020
(Amounts in thousands)
Core deposit intangibles	$12,674	$12,674	$12,674
Accumulated amortization	(8,498)	(7,052)	(5,605)
Total other intangible assets, net	$4,176	$5,622	$7,069

Amortization expense for other intangible assets was $1.45 million in 2022,  2021, and in 2020.

The following schedule presents the estimated amortization expense for intangible assets, by year, as of December 31, 2022:

(Amounts in thousands)
2023	$878
2024	856
2025	647
2026	449
2027	449
2028 and thereafter	897
Total estimated amortization expense	$4,176

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Deposits

The following table presents the components of deposits as of the dates indicated:

	December 31,
	2022	2021
(Amounts in thousands)
Noninterest-bearing demand deposits	$872,168	$842,783
Interest-bearing deposits
Interest-bearing demand deposits	679,609	676,254
Money market accounts	264,734	293,915
Savings deposits	578,974	561,576
Certificates of deposit	180,008	237,919
Individual retirement accounts	103,322	116,944
Total interest-bearing deposits	1,806,647	1,886,608
Total deposits	$2,678,815	$2,729,391

The following schedule presents the contractual maturities of time deposits, by year, as of December 31, 2022:

(Amounts in thousands)
2023	$161,250
2024	50,680
2025	30,246
2026	18,010
2027	18,191
2028 and thereafter	4,953
Total contractual maturities	$283,330

Time deposits of $250 thousand or more totaled $15.21 million as of December 31, 2022, and $27.14 million as of December 31, 2021. The following schedule presents the contractual maturities of time deposits of $250 thousand or more as of December 31, 2022:

(Amounts in thousands)
Three months or less	$2,406
Over three through six months	1,160
Over six through twelve months	3,754
Over twelve months	7,894
Total contractual maturities	$15,214

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Borrowings

The following table presents the components of borrowings as of the dates indicated:

	December 31,
	2022		2021
(Amounts in thousands)	Balance	Weighted Average Rate	Balance	Weighted Average Rate

Retail repurchase agreements	$1,874	0.07%	$1,536	0.07%

Repurchase agreements are secured by certain securities that remain under the Company’s control during the terms of the agreements. The counterparties may redeem callable repurchase agreements, which could substantially shorten the borrowings’ lives. The prepayment or early termination of a repurchase agreement may result in substantial penalties based on market conditions. The following schedule presents the contractual maturities of repurchase agreements, by type of collateral pledged, as of December 31, 2022:

	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater than 90 Days	Total

(Amounts in thousands)
Municipal securities	$453	$-	$-	$-	$453
Mortgage-backed Agency securities	1,421	—	—	—	1,421
Total	$1,874	$—	$—	$—	$1,874

As of December 31, 2022, unused borrowing capacity with the FHLB totaled $405.81 million, net of FHLB letters of credit of $116.28 million. The Company pledged $731.43 million in qualifying loans to secure the FHLB letters of credit, which provide an attractive alternative to pledging securities for public unit deposits.

Note 11. Derivative Instruments and Hedging Activities

Generally, derivative instruments help the Company manage exposure to market risk and meet customer financing needs. Market risk represents the possibility that fluctuations in external factors such as interest rates, market-driven loan rates, prices, or other economic factors will adversely affect economic value or net interest income.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses interest rate swap contracts to modify its exposure to interest rate risk caused by changes in the LIBOR curve in relation to certain designated fixed rate loans. These instruments are used to convert these fixed rate loans to an effective floating rate. If the LIBOR rate falls below the loan’s stated fixed rate for a given period, the Company will owe the floating rate payer the notional amount times the difference between LIBOR and the stated fixed rate. If LIBOR is above the stated rate for a given period, the Company will receive payments based on the notional amount times the difference between LIBOR and the stated fixed rate.   In March 2020, the Company adopted ASU 2020-04, "Reference Rate Reform" which provided temporary guidance to ease the potential burden in accounting for reference rate reform.  With global capital markets moving away from LIBOR, the guidance provided optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships that reference LIBOR.  The migration from LIBOR is not expected to have any material effect on on the Company's financial statements when and as changes are made to migrate from the reference rate.

Certain of the Company’s interest rate swaps qualify as fair value hedging instruments; therefore, fair value changes in the derivative and hedged item attributable to the hedged risk are recognized in earnings in the same period. The fair value hedges were effective as of December 31, 2022.

Through July 2022, the Company had certain interest rate swaps that did not qualify as fair value hedges and the fair value changes in the derivatives were recognized in earnings each period.  Only July 26, 2022, these swaps were terminated at a cost of $72 thousand.

The following table presents the notional, or contractual, amounts and fair values of derivative instruments as of the dates indicated:

	December 31,
	2022			2021
(Amounts in thousands)	Notional or Contractual Amount	Derivative Assets	Derivative Liabilities	Notional or Contractual Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedges
Interest rate swaps	$3,983	$199	$—	$4,388	$—	$229
Derivatives not designated as hedges
Interest rate swaps	-	-	-	7,890	-	608
Total derivatives	$3,983	$199	$—	$12,278	$—	$837

The following table presents the interest component of derivative and hedging activity, if applicable, on the consolidated statements of income for the periods indicated:

	Year Ended December 31,
(Amounts in thousands)	2022	2021	2020	Income Statement Location
Derivatives designated as hedges
Interest rate swaps	$35	$111	$85	Interest and fees on loans
Derivatives not designated as hedges
Interest rate swaps	90	217	235	Interest and fees on loans
Total derivative expense	$125	$328	$320

Note 12. Employee Benefit Plans

Defined Benefit Plans

The Company maintains two nonqualified domestic, noncontributory defined benefit plans (the “Benefit Plans”) for key members of senior management and non-management directors. The Company’s unfunded Benefit Plans include the Supplemental Executive Retention Plan (“SERP”) and the Directors’ Supplemental Retirement Plan (“Directors’ Plan”). The SERP provides for a defined benefit, at normal retirement age, targeted at 35% of the participant’s projected final average compensation, subject to a defined maximum annual benefit. Benefits under the SERP generally become payable at age 62. The Directors’ Plan provides for a defined benefit, at normal retirement age, up to 100% of the participant’s highest consecutive three-year average compensation. Benefits under the Directors’ Plan generally become payable at age 70. The SERP was frozen near the end of 2021; the Directors' Plan was fundamentally frozen at that time as well.   The following table presents the changes in the aggregate actuarial benefit obligation for the two plans combined during the periods indicated:

	December 31,
	2022	2021
(Amounts in thousands)
Beginning balance	$11,458	$12,579
Effect of curtailment	—	289
Service cost	—	352
Interest cost	332	315
Actuarial gain	(1,718)	(1,472)
Benefits paid	(584)	(605)
Ending balance	$9,488	$11,458

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the components of net periodic pension cost, the effect on the consolidated statements of income, and the assumed discount rate for the periods indicated:

	Year Ended December 31,
	2022	2021	2020	Income Statement Location
(Amounts in thousands)
Service cost	$—	$352	$310	Salaries and employee benefits
Interest cost	332	315	355	Other expense
Effect of curtailment	—	289	—	Salaries and employee benefits
Amortization of prior service cost	—	124	201	Other expense
Amortization of losses	135	264	186	Other expense
Net periodic cost	$467	$1,344	$1,052

Assumed discount rate	4.96%	2.88%	2.53%

The following schedule presents the projected benefit payments to be paid under the Benefit Plans, by year, as of December 31, 2022:

(Amounts in thousands)
2023	$697
2024	741
2025	736
2026	836
2027	816
2028 through 2032	3,496

Deferred Compensation Plan

The Company maintains deferred compensation agreements with certain current and former officers that provide benefit payments, over various periods, commencing at retirement or death. There were no accrued benefits, which are based on the present values of expected payments and estimated life expectancies, as of December 31, 2022 or 2021. There was no deferred compensation plan expense in 2022,  2021, or 2020.

The Company maintains a deferred compensation plan, referred to as the WRAP, and is a voluntary, non-tax qualified deferred compensation plan available to certain employees, including executive officers. Under the plan, participants may defer a portion of their base and/or annual incentive compensation. The plan is intended to mirror the Corporation's qualified KSOP, and may include discretionary match that coincides with a match made to the KSOP to the extent participants cannot otherwise receive the full match in the KSOP. The balance as of December 31, 2022 and 2021 was $5.14 million  and $5.25 million, respectively.

Employee Welfare Plan

The Company provides various medical, dental, vision, life, accidental death and dismemberment, and long-term disability insurance benefits to all full-time employees who elect coverage under this program. A third-party administrator manages the health plan. Monthly employer and employee contributions are made to a tax-exempt employee benefits trust where the third-party administrator processes and pays claims. As of December 31, 2022, stop-loss insurance coverage generally limits the Company’s risk of loss to $200 thousand for individual claims and $5.14 million for aggregate claims. Health plan expenses were $4.04 million in  2022, $3.98 million  in 2021, and $4.17 million  in 2020.

Employee Stock Ownership and Savings Plan

The Company maintains the Employee Stock Ownership and Savings Plan (“KSOP”) that consists of a 401(k) savings feature that covers all employees that meet minimum eligibility requirements. The Company matches employee contributions at levels determined by the Board of Directors annually. These contributions are made in the first quarter following each plan year and employees must be employed on the last day of the plan year to be eligible. Matching contributions to qualified deferrals under the 401(k) savings component of the KSOP totaled $1.82 million in 2022, $1.71 million in 2021, and $1.51 million in 2020. The KSOP held 309,019  shares of the Company’s common stock as of December 31, 2022, 320,164 shares as of December 31, 2021, and 351,222 shares as of December 31, 2020.

Equity-Based Compensation Plans

The Company maintains equity-based compensation plans to promote the long-term success of the Company by encouraging officers, employees, directors, and other individuals performing services for the Company to focus on critical long-range objectives. The Company’s equity-based compensation plans include the 2012 Omnibus Equity Compensation Plan (“2012 Plan”), 2004 Omnibus Stock Option Plan, 2001 Director’s Option Plan, 1999 Stock Option Plan, and various other plans obtained through acquisitions. As of December 31, 2022, the 2012 Plan was the only plan available for the issuance of future grants. All plans issued or obtained before the 2012 Plan are frozen and no new grants may be issued; however, any options or awards unexercised and outstanding under those plans remain in effect per their respective terms. The 2012 Plan authorized 600,000 shares available for potential grants of incentive stock options, nonqualified stock options, performance awards, restricted stock, restricted stock units, stock appreciation rights, bonus stock, and stock awards. Grants issued under the 2012 Plan state the period of time the grant may be exercised, not to exceed more than ten years from the date granted. The Company’s Compensation and Retirement Committee determines the vesting period for each grant; however, if no vesting period is specified the vesting occurs in 25% increments on the first four anniversaries of the grant date.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the pre-tax compensation expense and excess tax benefit recognized in earnings for all equity-based compensation plans for the periods indicated:

	Year Ended December 31,
	2022	2021	2020
(Amounts in thousands)
Pre-tax compensation expense	$718	$1,282	$1,643
Excess tax (benefit) expense	—	(633)	202

Stock Options

The following table presents stock option activity and related information for the year ended December 31, 2022:

(Amounts in thousands, except share and per share data)	Option Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2022	204,878	$29.35
Granted	—	—
Exercised	(7,575)	22.63
Canceled/Expired	—	—
Outstanding, December 31, 2022	197,303	$29.61	6.69	$847
Exercisable, December 31, 2022	109,833	$26.90	5.48	$769

There were no options granted in 2022.  There were 7,575 options exercised in 2022  and 39,995 were exercised in 2021.  The intrinsic value of options exercised was $83 thousand in 2022, and $628 thousand   in 2021. As of December 31, 2022, unrecognized compensation cost related to nonvested stock options totaled $427 thousand with an expected weighted average recognition period of  1.25 years.  The actual compensation cost recognized might differ from this estimate due to various items, including new grants and changes in estimated forfeitures.

Restricted Stock Awards

The following table presents restricted stock activity and related information for the year ended December 31, 2022:

	Shares/Units	Weighted Average Grant-Date Fair Value

Nonvested, January 1, 2022	45,656	$24.03
Granted	55,839	27.97
Vested	(27,414)	25.79
Canceled	(476)	22.89
Nonvested, December 31, 2022	73,605	$30.87

As of December 31, 2022, unrecognized compensation cost related to nonvested restricted stock/unit awards totaled $1.41 million with an expected weighted average recognition period of  2.01 years. The actual compensation cost recognized might differ from this estimate due to various items, including new awards granted and changes in estimated forfeitures.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Other Operating Income and Expense

The following table presents the components of other operating income and expense for the periods indicated:

	Year Ended December 31,
(Amounts in thousands)	2022	2021	2020
Other operating income
Bank owned life insurance	$961	$1,183	$814
Net FDIC indemnification asset amortization	-	(1,226)	$(1,690)
Other(1)	4,187	4,623	3,555
Total other operating income	$5,148	$4,580	$2,679

Other operating expense
OREO expense and net loss	557	330	414
Telephone and data communications	1,658	1,720	2,188
Office supplies	494	553	660
Other(1)	7,766	9,134	9,148
Total other operating expense	$10,475	$11,737	$12,410

(1)	Components of other operating income or expense that do not exceed 1% of total income

Note 14. Income Taxes

Income tax expense is comprised of current and deferred, federal and state income taxes on the Company’s pre-tax earnings. The following table presents the components of the income tax provision for the periods indicated:

	Year Ended December 31,
(Amounts in thousands)	2022	2021	2020
Current tax expense:
Federal	$9,883	$8,546	$10,048
State	1,648	1,563	1,643
Total current tax expense	11,531	10,109	11,691

Deferred tax expense (benefit):
Federal	1,800	4,677	(1,266)
State	164	574	(239)
Total deferred tax expense (benefit)	1,964	5,251	(1,505)
Total income tax expense	$13,495	$15,360	$10,186

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s effective tax rate, income tax as a percent of pre-tax income, may vary significantly from the statutory rate due to permanent differences and available tax credits. Permanent differences are income and expense items excluded by law in the calculation of taxable income. The Company’s most significant permanent differences generally include interest income on municipal securities and increases in the cash surrender value of life insurance policies. The following table reconciles the Company’s income tax expense to the amount computed by applying the federal statutory tax rate to pre-tax income for the periods indicated:

	Year Ended December 31,
	2022		2021		2020
	Amount	Percent	Amount	Percent	Amount	Percent
(Amounts in thousands)
Federal income tax at the statutory rate	$12,633	21.00%	$13,971	21.00%	$9,683	21.00%
State income tax, net of federal benefit	1,432	2.38%	2,076	3.12%	1,109	3.12%
	14,065	23.38%	16,047	24.12%	10,792	24.12%
Increase (decrease) resulting from:
Tax-exempt interest income	(347)	(0.58)%	(340)	(0.51)%	(500)	(1.08)%
Excess tax benefits	(24)	(0.04)%	(133)	(0.20)%	42	0.09%
Bank owned life insurance	(68)	(0.11)%	(225)	(0.34)%	(139)	(0.30)%
Other items, net	(131)	(0.22)%	11	0.02%	(9)	(0.74)%
Income tax at the effective tax rate	$13,495	22.43%	$15,360	23.09%	$10,186	22.09%

Deferred taxes derived from continuing operations reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for tax purposes. The following table presents the significant components of the net deferred tax asset as of the dates indicated:

	December 31,
(Amounts in thousands)	2022	2021
Deferred tax assets
Allowance for loan losses	$7,283	$6,647
Unrealized losses on available-for-sale securities	4,153	—
Unrealized asset losses	503	482
Purchase accounting	148	455
FDIC assisted transactions	588	810
Deferred loan fees	2,074	2,350
Deferred compensation assets	5,035	5,634
Federal net operating loss carryforward	1,223	2,179
Lease liability	160	184
Other	707	472
Total deferred tax assets	21,874	19,213

Deferred tax liabilities
Fixed assets	(755)	(1,046)
Intangible assets	(857)	(318)
Odd days interest deferral	(4,010)	(3,324)
Unrealized gains on available for sale securities	—	(4)
Right of use asset	(155)	(177)
Other	(197)	(192)
Total deferred tax liabilities	(5,974)	(5,061)
Net deferred tax asset	$15,900	$14,152

The Company had no unrecognized tax benefits or accrued interest or penalties as of December 31, 2022 or 2021. The Company had no deferred tax valuation allowance recorded as of December 31, 2022 or 2021, as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income. The Company and its subsidiaries are subject to U.S. federal income tax of the various states.  The Company is no longer subject to examination by federal or state taxing authorities for years before 2019.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Accumulated Other Comprehensive Income

The following table presents the changes in AOCI, net of tax and by component, during the periods indicated:

	Unrealized Gains (Losses) on Available for-Sale Securities	Employee Benefit Plans	Total
(Amounts in thousands)
Balance January 1, 2020	$866	$(2,372)	$(1,506)
Other comprehensive (loss) income before reclassifications	544	(961)	(417)
Reclassified from AOCI	(304)	304	—
Other comprehensive (loss) income, net	240	(657)	(417)
Balance December 31, 2020	$1,106	$(3,029)	$(1,923)

Balance January 1, 2021	$1,106	$(3,029)	$(1,923)
Other comprehensive income (loss) before reclassifications	(1,091)	1,160	69
Reclassified from AOCI	—	308	308
Other comprehensive income (loss), net	(1,091)	1,468	377
Balance December 31, 2021	$15	$(1,561)	$(1,546)

Balance January 1, 2022	$15	$(1,561)	$(1,546)
Other comprehensive (loss) income before reclassifications	(15,636)	1,357	(14,279)
Reclassified from AOCI	—	106	106
Other comprehensive (loss) income, net	(15,636)	1,463	(14,173)
Balance December 31, 2022	$(15,621)	$(98)	$(15,719)

The following table presents reclassifications out of AOCI, by component, during the periods indicated:

	Year Ended December 31,			Income Statement
(Amounts in thousands)	2022	2021	2020	Line Item Affected
Available-for-sale securities
(Losses) gains recognized	$—	$—	$(385)	Net loss on sale of securities
Reclassified out of AOCI, before tax	—	—	(385)	Income before income taxes
Income tax benefit	—	—	81	Income tax expense
Reclassified out of AOCI, net of tax	—	—	(304)	Net income
Employee benefit plans
Amortization of prior service cost	—	124	201	Other operating expense
Amortization of net actuarial loss	135	264	185	Other operating expense
Reclassified out of AOCI, before tax	135	388	386	Income before income taxes
Income tax expense	(29)	(80)	(82)	Income tax expense
Reclassified out of AOCI, net of tax	106	308	304	Net income
Total reclassified out of AOCI, net of tax	$106	$308	$—	Net income

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Fair Value

Financial Instruments Measured at Fair Value

The following discussion describes the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments under the valuation hierarchy.

Assets and Liabilities Reported at Fair Value on a Recurring Basis

Available-for-Sale Debt Securities. Debt securities available for sale are reported at fair value on a recurring basis. The fair value of Level 1 securities is based on quoted market prices in active markets, if available. If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are primarily derived from or corroborated by observable market data. Level 2 securities use fair value measurements from independent pricing services obtained by the Company. These fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and bond terms and conditions. The Company’s Level 2 securities include U.S. Agency and Treasury securities, municipal securities, and mortgage-backed securities. Securities are based on Level 3 inputs when there is limited activity or less transparency to the valuation inputs. In the absence of observable or corroborated market data, internally developed estimates that incorporate market-based assumptions are used when such information is available.

Fair value models may be required when trading activity has declined significantly or does not exist, prices are not current, or pricing variations are significant. For Level 3 securities, the Company obtains the cash flow of specific securities from third parties that use modeling software to determine cash flows based on market participant data and knowledge of the structures of each individual security. The fair values of Level 3 securities are determined by applying proper market observable discount rates to the cash flow derived from third-party models. Discount rates are developed by determining credit spreads above a benchmark rate, such as LIBOR, and adding premiums for illiquidity, which are based on a comparison of initial issuance spread to LIBOR versus a financial sector curve for recently issued debt to LIBOR. Securities with increased uncertainty about the receipt of cash flows are discounted at higher rates due to the addition of a deal specific credit premium based on assumptions about the performance of the underlying collateral. Finally, internal fair value model pricing and external pricing observations are combined by assigning weights to each pricing observation. Pricing is reviewed for reasonableness based on the direction of specific markets and the general economic indicators.

Equity Securities. Equity securities are recorded at fair value on a recurring basis and included in other assets in the consolidated balance sheets. The Company uses Level 1 inputs to value equity securities that are traded in active markets. Equity securities that are not actively traded are classified in Level 2.

Loans Held for Investment. Loans held for investment are reported at fair value using the exit price notion, which is derived from third-party models. Loans related to fair value hedges are recorded at fair value on a recurring basis.

Deferred Compensation Assets and Liabilities. Securities held for trading purposes are recorded at fair value on a recurring basis and included in other assets in the consolidated balance sheets. These securities include assets related to employee deferred compensation plans, which are generally invested in Level 1 equity securities. The liability associated with these deferred compensation plans is carried at the fair value of the obligation to the employee, which corresponds to the fair value of the invested assets.

Derivative Assets and Liabilities. Derivatives are recorded at fair value on a recurring basis. The Company obtains dealer quotes, Level 2 inputs, based on observable data to value derivatives.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize financial assets and liabilities recorded at fair value on a recurring basis, by the level of valuation inputs in the fair value hierarchy, as of the dates indicated:

	December 31, 2022
	Total	Fair Value Measurements Using
(Amounts in thousands)	Fair Value	Level 1	Level 2	Level 3
Available-for-sale debt securities
U.S. Agency securities	$1,485	$—	$1,485	$—
U.S. Treasury securities	157,264	—	157,264	—
Municipal securities	23,309	—	23,309	—
Corporate Notes	34,857	—	34,857	—
Mortgage-backed Agency securities	83,434	—	83,434	—
Total available-for-sale debt securities	300,349	—	300,349	—
Equity securities	55	—	55	—
Fair value loans	3,784	—	—	3,784
Derivative assets	199	—	199	—
Deferred compensation assets	5,142	5,142	—	—
Deferred compensation liabilities	5,142	5,142	—	—

	December 31, 2021
	Total	Fair Value Measurements Using
(Amounts in thousands)	Fair Value	Level 1	Level 2	Level 3
Available-for-sale debt securities
U.S. Agency securities	$466	$—	$466	$—
Municipal securities	28,794	—	28,794	—
Corporate Notes	9,919	—	9,919	—
Mortgage-backed Agency securities	37,113	—	37,113	—
Total available-for-sale debt securities	76,292	—	76,292	—
Equity securities	55	—	55	—
Fair value loans	13,106	—	—	13,106
Deferred compensation assets	5,245	5,245	—	—
Deferred compensation liabilities	5,245	5,245	—	—
Derivative liabilities	837	—	837	—

Changes in Level 3 Fair Value Measurements

The following table presents the changes in Level 3 assets recorded at fair value on a recurring basis during the period indicated:

Assets
(Amounts in thousands)
Balance January 1, 2021	$17,831
Changes in fair value	(303)
Changes due to principal reduction	(4,422)
Balance December 31, 2021	$13,106

Balance January 1, 2022	$13,106
Change due to termination of interest rate swaps not qualifying as fair value hedges	(8,489)
Changes in fair value	(428)
Changes due to principal reduction	(405)
Balance December 31, 2022	$3,784

 No transfers into or out of Level 3 of the fair value hierarchy occurred during the year ended December 31, 2022 or 2021.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets Measured at Fair Value on a Nonrecurring Basis

The Company maintains an active and robust problem credit identification system. The review includes obtaining third-party collateral valuations to help management identify potential credit impairment and determine the amount of impairment to record. The Company’s Special Assets staff manages and monitors all impaired loans. Internal collateral valuations are generally performed within two to four weeks of identifying the initial potential impairment. The internal valuation compares the original appraisal to current local real estate market conditions and considers experience and expected liquidation costs. The Company typically receives a third-party valuation within thirty to forty-five days of completing the internal valuation. When a third-party valuation is received, it is reviewed for reasonableness. Once the valuation is reviewed and accepted, discounts are applied to fair market value, based on, but not limited to, our historical liquidation experience for like collateral, resulting in an estimated net realizable value. The estimated net realizable value is compared to the outstanding loan balance to determine the appropriate amount of specific impairment reserve.

OREO. OREO is recorded at fair value on a nonrecurring basis using Level 3 inputs. The Company calculates the fair value of OREO from current or prior appraisals that have been adjusted for valuation declines, estimated selling costs, and other proprietary qualitative adjustments that are deemed necessary.

The following tables present assets measured at fair value on a nonrecurring basis, by the level of valuation inputs in the fair value hierarchy, as of the dates indicated:

	December 31, 2022
	Total	Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
(Amounts in thousands)
Collateral dependent assets with specific reserves	$574	$—	$—	$574
OREO	703	—	—	703

	December 31, 2021
	Total	Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
(Amounts in thousands)
Collateral dependent assets with specific reserves	$2,312	$—	$—	$2,312
OREO	1,015	—	—	1,015

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quantitative Information about Level 3 Fair Value Measurements

The following table provides quantitative information for assets measured at fair value on a nonrecurring basis using Level 3 valuation inputs as of the dates indicated:

			Discount Range
	Valuation	Unobservable	(Weighted Average)
	Technique	Input	December 31, 2022

Collateral dependent assets with specific reserves	Discounted appraisals(1)	Appraisal adjustments(2)	3% to 3%	3%
OREO	Discounted appraisals(1)	Appraisal adjustments(2)	20% to 100%	69%

(1)	Fair value is generally based on appraisals of the underlying collateral.
(2)	Appraisals may be adjusted by management for customized discounting criteria, estimated sales costs, and proprietary qualitative adjustments.

			Discount Range
	Valuation	Unobservable	(Weighted Average)
	Technique	Input	December 31, 2021

Collateral dependent assets with specific reserves	Discounted appraisals(1)	Appraisal adjustments(2)	0% to 11%	6%
OREO	Discounted appraisals(1)	Appraisal adjustments(2)	0% to 87%	32%

(1)	Fair value is generally based on appraisals of the underlying collateral.
(2)	Appraisals may be adjusted by management for customized discounting criteria, estimated sales costs, and proprietary qualitative adjustments.

The following tables present the carrying amounts and fair values of financial instruments, by the level of valuation inputs in the fair value hierarchy, as of the dates indicated:

	December 31, 2022
	Carrying		Fair Value Measurements Using
(Amounts in thousands)	Amount	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$170,846	$170,846	$170,846	$—	$—
Debt securities available for sale	300,349	300,349	—	300,349	—
Equity securities	55	55	—	55	—
Loans held for investment, net of allowance	2,369,641	2,215,243	—	—	2,215,243
Interest receivable	9,279	9,279	—	9,279	—
Deferred compensation assets	5,142	5,142	5,142	—	—
Derivative assets	199	199	—	199	—

Liabilities
Time deposits	283,330	281,744	—	281,744	—
Securities sold under agreements to repurchase	1,874	1,874	—	1,874	—
Interest payable	159	159	—	159	—
Deferred compensation liabilities	5,142	5,142	5,142	—	—

	December 31, 2021
	Carrying		Fair Value Measurements Using
(Amounts in thousands)	Amount	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$677,439	$677,439	$677,439	$—	$—
Debt securities available for sale	76,292	76,292	—	76,292	—
Equity securities	55	55	—	55	—
Loans held for investment, net of allowance	2,137,711	2,108,513	—	—	2,108,513
Interest receivable	7,900	7,900	—	7,900	—
Deferred compensation assets	5,245	5,245	5,245	—	—

Liabilities
Time deposits	354,863	352,000	—	352,000	—
Securities sold under agreements to repurchase	1,536	1,536	—	1,536	—
Interest payable	314	314	—	314	—
Deferred compensation liabilities	5,245	5,245	5,245	—	—
Derivative liabilities	837	837	—	837	—

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Earnings per Share

The following table presents the calculation of basic and diluted earnings per common share for the periods indicated:

	Year Ended December 31,
	2022	2021	2020
(Amounts in thousands, except share and per share data)
Net income	$46,662	$51,168	$35,926

Weighted average common shares outstanding, basic	16,519,848	17,335,615	17,781,748
Dilutive effect of potential common shares
Stock options	18,784	30,854	22,495
Restricted stock	23,625	36,467	11,137
Total dilutive effect of potential common shares	42,409	67,321	33,632
Weighted average common shares outstanding, diluted	16,562,257	17,402,936	17,815,380

Basic earnings per common share	$2.82	$2.95	$2.02
Diluted earnings per common share	2.82	2.94	2.02

Potential antidilutive common shares
Stock options	131,198	103,520	58,166
Restricted stock	—	630	26,900
Total potential antidilutive shares	131,198	104,150	85,066

Note 18. Related Party Transactions

The Company engages in transactions with related parties in the normal course of business. Related parties include directors, executive officers, and principal shareholders and their immediate family members, business interests, and affiliates. All related party transactions are made on terms that are substantially the same as those prevailing at the time for similar transactions with unrelated parties, including interest rates and collateral. The following table presents the changes in loans with related parties during the periods indicated:

	Year Ended December 31,
	2022	2021
(Amounts in thousands)
Beginning balance	$33,740	$20,166
New loans and advances	7,768	4,476
Loan repayments	(15,979)	(4,139)
Reclassifications(1)	5,452	13,237
Ending balance	$30,981	$33,740

(1)	Changes related to the composition of the Company's directors, executive officers, and related insiders

Deposits from related parties totaled $14.59 million  as of December 31, 2022, and $11.92 million  as of December 31, 2021. Legal fees paid to related parties totaled $41 thousand in 2022, $80 thousand in 2021, and $70 thousand  in 2020. There were no lease payments paid to related parties in 2022, 2021, or 2020. Other expense paid to related parties totaled $53 thousand in 2022, $104 thousand in 2021, and $68 thousand in 2020.

Note 19. Litigation, Commitments, and Contingencies

Litigation

In the normal course of business, the Company is a defendant in various legal actions and asserted claims. While the Company and its legal counsel are unable to assess the ultimate outcome of each of these matters with certainty, the Company believes the resolution of these actions, singly or in the aggregate, should not have a material adverse effect on its financial condition, results of operations, or cash flows.

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commitments and Contingencies

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk beyond the amount recognized in the consolidated balance sheets. The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. If the other party to a financial instrument does not perform, the Company’s credit loss exposure is the same as the contractual amount of the instrument. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments are expected to expire without being drawn on, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of each customer on a case-by-case basis. Collateral may include accounts receivable, inventory, property, plant and equipment, and income producing commercial properties. The Company maintains a reserve for the risk inherent in unfunded lending commitments, which is included in other liabilities in the consolidated balance sheets.

Standby letters of credit and financial guarantees are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit to customers. The amount of collateral obtained, if deemed necessary, to secure the customer’s performance under certain letters of credit is based on management’s credit evaluation of the customer.

The following table presents the off-balance sheet financial instruments as of the dates indicated:

	December 31,
	2022	2021
(Amounts in thousands)
Commitments to extend credit	$278,926	$272,447
Standby letters of credit and financial guarantees(1)	119,681	153,717
Total off-balance sheet risk	398,607	426,164

(1)	Includes FHLB letters of credit

Note 20. Regulatory Requirements and Restrictions

The Company and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, which applies only to the Bank, the Bank must meet specific capital guidelines that involve quantitative measures of the entity’s balance sheet assets and off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. In addition, the Company and the Bank are subject to various regulatory restrictions related to the payment of dividends, including requirements to maintain capital at or above regulatory minimums.

The current risk-based capital requirements, based on the international capital standards known as Basel III, requires the Company and the Bank to maintain minimum amounts and ratios of Common Equity Tier 1 capital, Tier 1 capital, and total capital to risk-weighted assets, and of Tier 1 capital to average consolidated assets (“Tier 1 leverage ratio”), as defined in the regulations.  Basel III’s capital conservation buffer (“CCB”), which is intended to absorb losses during periods of economic stress, increased those minimum ratios by 2.5% on January 1, 2019).

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present actual and required capital ratios, under Basel III capital rules, as of the dates indicated:

	December 31, 2022
	Actual		Minimum Basel III Requirement		Minimum Basel III Requirement - with CCB		Well Capitalized Requirement(1)
(Amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Company
Common equity Tier 1 ratio	$303,963	13.37%	$102,332	4.50%	$159,183	7.00%	N/A	N/A
Tier 1 risk-based capital ratio	303,963	13.37%	136,443	6.00%	193,294	8.50%	N/A	N/A
Total risk-based capital ratio	332,430	14.62%	181,924	8.00%	238,775	10.50%	N/A	N/A
Tier 1 Leverage ratio	303,963	10.17%	119,499	4.00%	N/A	N/A	N/A	N/A

The Bank
Common equity Tier 1 ratio	$264,185	11.69%	$101,712	4.50%	$158,218	7.00%	$146,917	6.50%
Tier 1 risk-based capital ratio	264,185	11.69%	135,616	6.00%	192,122	8.50%	180,821	8.00%
Total risk-based capital ratio	292,481	12.94%	180,821	8.00%	237,327	10.50%	226,026	10.00%
Tier 1 Leverage ratio	264,185	8.79%	120,248	4.00%	N/A	N/A	150,310	5.00%

(1)	Based on prompt corrective action provisions

	December 31, 2021
	Actual		Minimum Basel III Requirement		Minimum Basel III Requirement - with CCB		Well Capitalized Requirement(1)
(Amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Company
Common equity Tier 1 ratio	$294,207	14.39%	$91,983	4.50%	$143,084	7.00%	N/A	N/A
Tier 1 risk-based capital ratio	294,207	14.39%	122,644	6.00%	173,745	8.50%	N/A	N/A
Total risk-based capital ratio	319,795	15.65%	163,525	8.00%	214,626	10.50%	N/A	N/A
Tier 1 Leverage ratio	294,207	9.65%	121,892	4.00%	N/A	N/A	N/A	N/A

The Bank
Common equity Tier 1 ratio	$271,806	13.37%	$91,499	4.50%	$142,332	7.00%	$132,166	6.50%
Tier 1 risk-based capital ratio	271,806	13.37%	121,999	6.00%	172,832	8.50%	162,666	8.00%
Total risk-based capital ratio	297,261	14.62%	162,666	8.00%	213,499	10.50%	203,332	10.00%
Tier 1 Leverage ratio	271,806	8.94%	121,623	4.00%	N/A	N/A	152,028	5.00%

(1)	Based on prompt corrective action provisions

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21. Parent Company Financial Information

The following tables present condensed financial information for the parent company, First Community Bankshares, Inc., as of and for the dates indicated:

	CONDENSED BALANCE SHEETS
	December 31,
(Amounts in thousands)	2022	2021
Assets
Cash and due from banks	$16,988	$7,728
Securities available for sale	17,313	9,919
Investment in subsidiaries	382,286	405,374
Other assets	5,910	5,522
Total assets	$422,497	$428,543

Liabilities
Other liabilities	$512	$768
Total liabilities	512	768

Stockholders' equity
Common stock	16,225	16,878
Additional paid-in capital	128,508	147,619
Retained earnings	292,971	264,824
Accumulated other comprehensive loss	(15,719)	(1,546)
Total stockholders' equity	421,985	427,775
Total liabilities and stockholders' equity	$422,497	$428,543

	CONDENSED STATEMENTS OF INCOME
	Year Ended December 31,
	2022	2021	2020
(Amounts in thousands)
Cash dividends received from subsidiary bank	$56,250	$53,200	$23,710
Other income	222	8	3
Other operating expense	1,052	1,086	1,446
Income before income taxes and equity in undistributed net income of subsidiaries	55,420	52,122	22,267
Income tax benefit	(224)	(351)	(375)
Income before equity in undistributed net income of subsidiaries	55,644	52,473	22,642
Equity in (dividends in excess) of undistributed net income of subsidiaries	(8,982)	(1,305)	13,284
Net income	$46,662	$51,168	$35,926

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	CONDENSED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
(Amounts in thousands)	2022	2021	2020
Operating activities
Net income	$46,662	$51,168	$35,926
Adjustments to reconcile net income to net cash provided by operating activities
Net change in other operating activities	8,442	253	1,047
Net cash provided by operating activities	55,104	51,421	36,973
Investing activities
Purchase of investment securities	(19,372)	—	—
Proceeds from maturities, calls, sales of investment securities	11,807	(9,919)	—
Dividends in excess of undistributed net income of subsidiaries	—	1,305	(13,284)
Net cash provided by investing activities	(7,565)	(8,614)	(13,284)
Financing activities
Proceeds from issuance of common stock	172	—	—
Payments for repurchase of common stock	(21,311)	(28,882)	(21,872)
Payments of common dividends	(18,515)	(18,059)	(17,876)
Net change in other financing activities	1,375	1,773	2,150
	(38,279)	(45,168)	(37,598)
Cash and cash equivalents increase (decrease)	9,260	(2,361)	(13,909)
Cash and cash equivalents at carrying value at beginning of period	7,728	10,089	23,998
Cash and cash equivalents at carrying value at end of period	$16,988	$7,728	$10,089

Note 22. Quarterly Financial Data (Unaudited)

The following tables present selected financial data for the periods indicated:

	Year Ended December 31, 2022
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
(Amounts in thousands, except share and per share data)
Interest income	$25,639	$27,970	$29,722	$30,988
Interest expense	486	423	380	367
Net interest income	25,153	27,547	29,342	30,621
Provision for credit losses	1,961	510	685	3,416
Net interest income after provision	23,192	27,037	28,657	27,205
Noninterest income, excluding net loss on sale of securities	9,194	8,854	9,950	9,184
Noninterest expense	19,986	21,255	21,145	20,730
Income before income taxes	12,400	14,636	17,462	15,659
Income tax expense	2,885	3,423	4,111	3,076
Net income	$9,515	$11,213	$13,351	$12,583

Basic earnings per common share	$0.57	$0.67	$0.82	$0.78
Diluted earnings per common share	0.56	0.67	0.81	0.77
Dividends per common share	0.27	0.27	0.29	0.29

Weighted average basic shares outstanding	16,817,284	16,662,817	16,378,022	16,229,289
Weighted average diluted shares outstanding	16,864,515	16,682,615	16,413,202	16,281,922

FIRST COMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2021
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
(Amounts in thousands, except share and per share data)
Interest income	$27,151	$26,538	$25,789	$25,832
Interest expense	869	724	643	600
Net interest income	26,282	25,814	25,146	25,232
Recovery of credit losses	(4,001)	(2,230)	(1,394)	(846)
Net interest income after provision	30,283	28,044	26,540	26,078
Noninterest income, excluding net loss on sale of securities	7,569	8,797	8,720	9,215
Noninterest expense	18,820	19,361	18,836	21,701
Income before income taxes	19,032	17,480	16,424	13,592
Income tax expense	4,430	4,077	3,816	3,037
Net income	$14,602	$13,403	$12,608	$10,555

Basic earnings per common share	$0.83	$0.77	$0.73	$0.62
Diluted earnings per common share	0.82	0.76	0.73	0.62
Dividends per common share	0.25	0.25	0.27	0.27

Weighted average basic shares outstanding	17,669,937	17,486,182	17,221,244	16,974,005
Weighted average diluted shares outstanding	17,729,185	17,536,144	17,279,576	17,038,980

- Report of Independent Registered Public Accounting Firm -

To the Shareholders and the Board of Directors of First Community Bankshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of First Community Bankshares, Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 22, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses – Collectively Evaluated Loans

As described in Notes 1, 4, 5, and 6 to the Company’s financial statements, the Company has a gross loan portfolio of $2.4 billion and related allowance for credit losses of $30.6 million as of December 31, 2022. As described by the Company in Note 1, the Company uses a combination of discounted cash flow and remaining life to estimate expected credit losses. In addition to its own loss experience, the Company also includes peer bank historical loss experience in its assessment of expected credit losses to determine the allowance for credit losses.  The Company utilized call report data to measure its and its peers' historical credit losses experience with similar risk characteristics within the segments over an economic cycle.  Management reviewed the historical loss information to appropriately adjust for differences in current asset specific risk characteristics.  Also considered were further adjustments to historical loss information for current conditions and reasonable and supportable forecasts that differ from the conditions that existed for the period over which historical information was evaluated. For the majority of the segments of collectively evaluated loans, the Company incorporated at least one macroeconomic driver using a statistical regression modeling methodology.

We identified the Company’s estimate of the allowance for credit losses as a critical audit matter. The principal considerations for our determination of the allowance for credit losses as a critical audit matter related to the high degree of subjectivity in the Company’s determination of significant model assumptions, including the determination of macroeconomic data in the reasonable and supportable forecasts. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

●

We obtained an understanding of the Company’s methodology and process for establishing the allowance for credit loss and tested the related design and operating effectiveness of controls, including controls over the application of macroeconomic data used in reasonable and supportable forecasts, review of the relevance and reliability of data utilized in the model, and the determination of any qualitative factor adjustments.

●	We tested the completeness and accuracy of the information input into the model utilized to determine the allowance for credit losses.
●	We tested the computational accuracy of the model utilized to determine the allowance for credit losses.
●

We evaluated the relevance and the reasonableness of assumptions related to evaluation of the loan portfolio, current and forecasted economic conditions, trends identified within peer groups, and other risk factors used in development of the qualitative factors.

/s/ Elliott Davis, PLLC

We have served as the Company's auditor since 2022.

Charlotte, North Carolina

February 22, 2023

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

First Community Bankshares, Inc.

Bluefield, Virginia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of First Community Bankshares, Inc. (the “Company”) as of December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

As discussed in Notes 1, 4, 5 and 6 to the consolidated financial statements, the Company changed its method of accounting for credit losses effective January 1, 2021 due to the adoption of Accounting Standards Codification (ASC) Topic 326 Financial Instruments – Credit Losses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FORVIS, LLP (formerly Dixon Hughes Goodman LLP)

We have served as the Company’s auditor from 2006 to 2021.

Charlotte, North Carolina

March 3, 2022

- Management’s Assessment of Internal Control over Financial Reporting -

First Community Bankshares, Inc. (the “Company”) is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this Annual Report on Form 10-K. The consolidated financial statements and notes included in this Annual Report on Form 10-K have been prepared in conformity with U.S. generally accepted accounting principles and necessarily include some amounts that are based on management’s best estimates and judgments.

We, as management of the Company, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with U.S. generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that its system of internal control over financial reporting was effective as of December 31, 2022.

Elliott Davis, PLLC, independent registered public accounting firm, has issued a report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. The Report of Independent Registered Public Accounting Firm, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of  December 31, 2022, appears hereafter in Item 8 of this Annual Report on  Form 10-K.

Dated this 22nd day February of  2023.

/s/ William P. Stafford, II	/s/ David D. Brown

William P. Stafford, II	David D. Brown
Chief Executive Officer	Chief Financial Officer

- Report of Independent Registered Public Accounting Firm -

To the Stockholders and the Board of Directors of First Community Bankshares, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited First Community Bankshares, Inc.'s (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of First Community Bankshares, Inc. as of December 31, 2022, and for the year then ended and our report dated February 22, 2023, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Elliott Davis, PLLC

Charlotte, North Carolina

February 22, 2023

Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In connection with this report, we conducted an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures under the Exchange Act Rule 13a-15(b). Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Disclosure controls and procedures are our Company’s controls and other procedures that are designed to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions about required disclosure.

Management, including the CEO and CFO, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, collusion of two or more people, or management’s override of the controls.

Changes in Internal Control over Financial Reporting

We assess the adequacy of our internal control over financial reporting quarterly and enhance our controls in response to internal control assessments and internal and external audit and regulatory recommendations. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Controls over Financial Reporting

Management's report on the Company's internal control over financial reporting and the attestation report of Elliott Davis, PLLC, the Company's independent registered public accounting firm, on internal control over financial reportings are under the headings “Management's Assessment of Internal Control over Financial Reporting,” and “Report of Independent Registered Public Accounting Firm,” in Item 8 of this report amd are incorporated in this Item 9A by reference.

Item 9B.	Other Information.

None.

Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10.	Directors, Executive Officers and Corporate Governance.

Additional Information

Additional information required in this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2023, (“2023 Annual Meeting”) under the headings “Proposal 1: Election of Directors,” “Director Nominees for the Class of 2026,” “Incumbent Directors,” “Non-Director Named Executive Officers,” and "Other Key Officers," and under the captions “Board Committees,” and “Delinquent Section 16(a) Reports.”

Our Standards of Conduct apply to all directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Standards of Conduct is available on the Investor Relations section of our website at www.firstcommunitybank.com. There have been no waivers of the Standards of Conduct for any officer.

There have been no material changes to the procedures by which stockholders may recommend nominees to our Board of Directors since the disclosure in our Proxy Statement filed with the SEC on March 16, 2022.

Item 11.	Executive Compensation.

The information required in this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting under the caption, “Board Committees,” and under the headings, “Compensation Discussion and Analysis,” “Director Compensation,” and "Pay Ratio Disclosure."

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table provides information about compensation plans under which our equity securities are authorized for issuance as of December 31, 2022:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3)
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	220,407	$31.59	944,161
Equity compensation plans not approved by security holders(2)	32,735	$23.58	—
Total	253,142		944,161

(1) Includes the 2022 Omnibus Equity Compensation Plan and 2012 Omnibus Equity Compensation Plan
(2) Includes the 1999 Stock Option Plan
(3) Shares are available for future issuance under the 2022 Omnibus Equity Compensation Plan.

Additional information required in this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting under the caption “Information on Stock Ownership.”

Item 13.	Certain Relationships and Related Transactions, and Director Independence.

The information required in this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting under the caption “Independence of Directors” and “Related Person/Party Transactions.”

Item 14.	Principal Accounting Fees and Services.

The Independent Registered Public Accounting Firm is Elliott Davis, PLLC (PCAOB Firm ID No.149 ) located in Charlotte, North Carolina.  The information required by this item is incorporated by reference to our Proxy Statement for 2023 Annual Meeting under the heading, "Independent Registered Public Accounting Firm".

PART IV

Item 15.	Exhibits, Financial Statement Schedules.

(a)	Documents Filed as Part of this Report

(1)	Financial Statements

The financial statements required in this item are incorporated by reference to Item 8, “Financial Statements and Supplementary Data,” in Part II of this report.

(2)	Financial Statement Schedules

The schedules required in this item are omitted because they are not applicable or the required information is included in the consolidated financial statements or related notes.

(3)	Exhibits

Exhibit No.	Exhibit
2.1

Agreement and Plan of Reincorporation and Merger between First Community Bancshares, Inc. and First Community Bankshares, Inc., incorporated by reference to Appendix A of the Definitive Proxy Statement on Form DEF 14A dated April 24, 2018, filed on March 13, 2018

2.2	Agreement and Plan of Merger between First Community Bankshares, Inc. and Surrey Bancorp, incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K dated and filed November 18, 2022
3.1	Articles of Incorporation of First Community Bankshares, Inc., incorporated by reference to Appendix B of the Definitive Proxy Statement on Form DEF 14A dated April 24, 2018, filed on March 13, 2018
3.2	Bylaws of First Community Bankshares, Inc., incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K dated and filed October 2, 2018
4.1	Description of First Community Bankshares, Inc. Common Stock, incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated and filed October 2, 2018
4.2	Form of First Community Bankshares, Inc. Common Stock Certificate
10.1.1**	First Community Bancshares, Inc. 1999 Stock Option Plan, incorporated by reference to Exhibit 10.1 of the Annual Report on Form 10-K/A for the period ended December 31, 1999, filed on April 13, 2000
10.1.2**

Amendment One to the First Community Bancshares, Inc. 1999 Stock Option Plan, incorporated by reference to Exhibit 10.1.1 of the Quarterly Report on Form 10-Q for the period ended March 31, 2004, filed on May 7, 2004

10.1.7**	First Community Bankshares Executive Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 of the current Report on Form 8-K filed May 31, 2022
10.2**

First Community Bancshares, Inc. 1999 Stock Option Agreement, incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q for the period ended June 30, 2002, filed on August 14, 2002

10.3**

First Community Bancshares, Inc. 2001 Nonqualified Director Stock Option Agreement, incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q for the period ended June 30, 2002, filed on August 14, 2002

10.6**

First Community Bancshares, Inc. 2012 Omnibus Equity Compensation Plan, incorporated by reference to Appendix B of the Definitive Proxy Statement on Form DEF 14A dated April 24, 2012, filed on March 7, 2012

10.7**

First Community Bancshares, Inc. 2012 Omnibus Equity Compensation Plan Restricted Stock Grant Agreement, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K dated and filed May 28, 2013

10.8**

First Community Bancshares, Inc. Life Insurance Endorsement Method Split Dollar Plan and Agreement, incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-K/A for the period ended December 31, 1999, filed on April 13, 2000

10.9.1**	First Community Bankshares, Inc. and Affiliates Executive Retention Plan, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated December 30, 2008, filed on January 5, 2009.
10.9.2**

Amendment #1 to the First Community Bankshares, Inc. and Affiliates Executive Retention Plan, incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K dated December 16, 2010, filed on December 17, 2010

10.9.3**

Amendment #2 to the First Community Bankshares, Inc. and Affiliates Executive Retention Plan, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated February 21, 2013, filed on February 25, 2013

10.9.4**

Amendment #3 to the First Community Bankshares, Inc. and Affiliates Executive Retention Plan, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated May 24, 2016, filed on May 31, 2016

10.9.5**

Amendment #4 to the First Community Bankshares, Inc. and Affiliates Executive Retention Plan, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated and filed on February 28, 2017

10.9.6**	Amendment #5 to the First Community Bankshares, Inc. and Affiliates Executive Retention Plan, incorporated by reference to Exhibit 10.9.6 of the Annual Report on Form 10-K for the period ended December 31, 2021, filed on March 3, 2022.
10.9.7**	Amendment #6 to the First Community Bankshares, Inc. and Affiliates Executive Retention Plan, incorporated by reference to Exhibit 10.9.7 of the Annual Report on Form 10-K for the period ended December 31, 2021, filed on March 3, 2022.

10.10**

Amended and Restated Deferred Compensation Plan for Directors of First Community Bancshares, Inc. and Affiliates, incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K dated August 22, 2006, filed on August 23, 2006

10.11.1**

First Community Bancshares, Inc. Amended and Restated Nonqualified Supplemental Cash or Deferred Retirement Plan, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K dated August 22, 2006, filed on August 23, 2006, and Amendment #2, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated and filed on February 28, 2017

10.11.2**

Amendment #2 to the First Community Bancshares, Inc. Amended and Restated Nonqualified Supplemental Cash or Deferred Retirement Plan, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated and filed on February 28, 2017

10.12.1**

First Community Bankshares, Inc. Supplemental Directors Retirement Plan, as amended and restated, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated December 16, 2010, filed on December 17, 2010, and Amendment #2, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated May 24, 2016, filed on May 31, 2016

10.12.2**

Amendment #2 to the First Community Bankshares, Inc. Supplemental Directors Retirement Plan, as amended and restated, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated May 24, 2016, filed on May 31, 2016

10.12.3**	Amendment #3 to the First Community Bankshares, Inc. Supplemental Directors Retirement Plan, as amended and restated, incorporated by reference to Exhibit 10.12.3 of the Annual Report on Form 10-K for the period ended December 31, 2021, filed on March 3, 2022.
10.12.4**	Amendment #4 to the First Community Bankshares, Inc Supplemental Directors Retirement Plan, as amended and restated, incorporated by reference to Exhibit 10.12.4 of the Annual Report on Form 10-K for the period ended December 31, 2021, filed on March 3, 2022.
10.13**	Employment Agreement between First Community Bancshares, Inc. and David D. Brown, incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K dated and filed on April 16, 2015
10.15**	Employment Agreement between First Community Bancshares, Inc. and Gary R. Mills, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated and filed on April 16, 2015
10.16**	Employment Agreement between First Community Bancshares, Inc. and William P. Stafford, II, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated and filed on April 16, 2015
10.17**	First Community Bankshares, Inc. 2022 Omnibus Equity Compensation Plan incorporated by reference to Exhibit 99.a of the Definitive Proxy Statement on Form DEF 14A dated April 26, 2022, filed on March 16, 2022.
21*	Subsidiaries of the Registrant
23.1*	Consent of Elliott Davis, LLC Independent Registered Public Accounting Firm for First Community Bankshares, Inc.
23.2*	Consent of FORVIS, LLP former Independent Registered Public Accounting Firm for First Community Bankshares, Inc.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101***

Inline interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2022 and 2021; (ii) Consolidated Statements of Income for the years ended December 31, 2022, 2021, and 2020; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021, and 2020; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020; and (vi) Notes to Consolidated Financial Statements

104	The cover page of First Community Bankshares, Inc. Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (included within the Exhibit 101 attachments).

*	Filed herewith
**

Indicates a management contract or compensation plan or agreement. These contracts, plans, or agreements were assumed by First Community Bankshares, Inc. in October 2018 in connection with First Community Bancshares, Inc., a Nevada corporation, merging with and into its wholly-owned subsidiary, First Community Bankshares, Inc., a Virginia corporation, pursuant to an Agreement and Plan of Reincorporation and Merger with First Community Bankshares, Inc. continuing as the surviving corporation.

***	Submitted electronically herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 22nd day of February, 2023.

First Community Bankshares, Inc.

(Registrant)

By:	/s/ William P. Stafford, II	By:	/s/ David D. Brown

	William P. Stafford, II		David D. Brown
	Chief Executive Officer (Principal Executive Officer)		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William P. Stafford, II	Chairman and Chief Executive Officer and Director	February 22, 2023
William P. Stafford, II

/s/ David D. Brown	Chief Financial Officer	February 22, 2023
David D. Brown

/s/ Gary R. Mills	President and Director	February 22, 2023
Gary R. Mills

/s/ C. William Davis	Director	February 22, 2023
C. William Davis

/s/ Samuel L. Elmore	Director	February 22, 2023
Samuel L. Elmore

/s/ Richard S. Johnson	Director	February 22, 2023
Richard S. Johnson

/s/ Harriet B. Price	Director	February 22, 2023
Harriet B. Price

/s/ M. Adam Sarver	Director	February 22, 2023
M. Adam Sarver

/s/ Beth A. Taylor	Director	February 22, 2023
Beth A. Taylor

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Title	State of Incorporation

First Community Bank	Virginia

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-183057) on Form S-8 and in the Registration Statement (No. 333-63865, as amended) on Form S-8 of First Community Bankshares, Inc. of our report dated February 22, 2023, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of First Community Bankshares, Inc. appearing in this Annual Report on Form 10-K of First Community Bankshares, Inc. for the year ended December 31, 2022.

/s/ Elliott Davis, PLLC

Charlotte, North Carolina

February 22, 2023

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-183057, as amended and 333-63865, as amended) of First Community Bankshares, Inc. of our report dated March 3, 2022, with respect to the consolidated financial statements of First Community Bankshares, Inc. as of December 31, 2021 and for each of the two years in the period ended December 31, 2021, which report appears in this Annual Report on Form 10-K.

/s/ FORVIS, LLP (Formerly, Dixon Hughes Goodman LLP)

Charlotte, North Carolina

February 22, 2023

Exhibit 31.1

CERTIFICATION

I, William P. Stafford, II, certify that:

1.	I have reviewed this Annual Report on Form 10-K of First Community Bankshares, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:February 22, 2023

/s/ William P. Stafford, II

William P. Stafford, II

Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, David D. Brown, certify that:

1.	I have reviewed this Annual Report on Form 10-K of First Community Bankshares, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:February 22, 2023

/s/ David D. Brown

David D. Brown

Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned certify, to their best knowledge and belief, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report on Form 10-K of First Community Bankshares, Inc. (the “Company”) for the period ended December 31, 2022 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 22, 2023

By:	/s/ William P. Stafford, II	By:	/s/ David D. Brown

	William P. Stafford, II		David D. Brown
	Chief Executive Officer		Chief Financial Officer

Appendix E

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended

Filed by the Registrant ☒

Filed by a party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under § 240.14a-12

FIRST COMMUNITY BANKSHARES, INC.

(Name of Registrant as Specified in Its Charter)

Not Applicable

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

The filing fee was determined based on________

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:

2.	Form, Schedule or Registration Statement No.:

3.	Filing Party:

4.	Date Filed:

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

April 26, 2022, at 2:00 p.m. Eastern Daylight Time

March 16, 2022

To First Community Bankshares, Inc. Shareholders:

First Community Bankshares, Inc.’s Annual Meeting of Shareholders will be held at 2:00 p.m. Eastern Daylight Time on Tuesday, April 26, 2022. Due to the ongoing global health pandemic resulting from the coronavirus outbreak (COVID-19), and out of concerns for the health and well-being of our employees and shareholders, the Annual Meeting will be held in a virtual meeting format only, via live webcast. You will not be able to attend the Annual Meeting in person.

At the Annual Meeting shareholders will:

•	Vote on the election of three (3) directors to serve as members of the Board of Directors, Class of 2025;

•	Vote on a non-binding, advisory basis to approve the compensation of the Corporation’s named executive officers;

•	Vote on ratification of the selection of the independent registered public accounting firm for 2022;

•	Vote on the approval of the First Community Bankshares, Inc. 2022 Omnibus Equity Compensation Plan; and

•	Transact other business that may properly come before the meeting.

Shareholders of record at the close of business on March 3, 2022, will be entitled to vote at the Annual Meeting and any adjournments.

Because the Annual Meeting is virtual and being conducted via live webcast, shareholders will not be able to attend the Annual Meeting in person. However, you will be able to attend and participate in the Annual Meeting, vote your shares electronically, and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/FCBC2022. To participate in the Annual Meeting, you must enter the control number found on your Notice Regarding the Availability of Proxy Materials, Proxy Card, or Voter Instruction Form. It is important to note that shareholders have the same rights and opportunities by participating in a virtual meeting as they would if attending a in-person meeting. Details regarding how to participate in the meeting online and the business to be conducted at the Annual Meeting are more fully described in this proxy statement.

You may vote during the Annual Meeting by following the instructions available on the Annual Meeting website. Whether or not you plan to attend the Annual Meeting, the Board of Directors urges you to vote and submit your proxy in advance of the Annual Meeting by one of the methods described in the proxy materials.

/s/Sarah W. Harmon
Sarah W. Harmon
Secretary

IMPORTANT NOTICE

REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON

April 26, 2022

The proxy materials for this Annual Meeting of Shareholders of First Community Bankshares, Inc., consisting of the proxy statement, annual report, and proxy card are available online at www.firstcommunitybank.com under Investor Relations.

You will be able to attend the First Community Bankshares, Inc. Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/FCBC2022. You will also be able to vote your shares online by attending the Annual Meeting by webcast. It is important to note that shareholders have the same rights and opportunities by participating in a virtual meeting as they would if attending a in-person meeting. If your shares are held in the name of a bank, broker, or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote online at the meeting. Information regarding how to obtain a proxy from the holder of record and how to submit it to Broadridge to vote at the Annual Meeting is set forth on page 2 of this proxy statement under the heading “How to Register to Attend the Annual Meeting Virtually.”

WHETHER OR NOT YOU ATTEND THE ANNUAL MEETING, YOUR VOTE IS IMPORTANT TO FIRST COMMUNITY BANKSHARES, INC. YOU MAY VOTE BY THE FOLLOWING METHODS:

1.	By telephone: (800) 690-6903 until 11:59 p.m. Eastern Daylight Time on April 25, 2022;

2.	On the Internet at http://www.proxyvote.com until 11:59 p.m. Eastern Daylight Time on April 25, 2022; or

3.	Complete, sign and return the enclosed proxy card as promptly as possible whether or not you plan to attend the Annual Meeting. An addressed return envelope is enclosed for your convenience.

FIRST COMMUNITY BANKSHARES, INC. ENCOURAGES SHAREHOLDERS TO SUBMIT THEIR PROXIES IN ADVANCE OF THE ANNUAL MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE TIME IT IS VOTED.

First Community Bankshares, Inc.

29 College Drive

P. O. Box 989

Bluefield, Virginia 24605-0989

March 16, 2022

Dear Shareholder,

You are invited to attend the 2022 Annual Meeting of Shareholders of First Community Bankshares, Inc. (the “Corporation”) to be held on Tuesday, April 26, 2022, at 2:00 p.m. Eastern Daylight Time, which will be held virtually at www.virtualshareholdermeeting.com/FCBC2022. Due to the continuing public health impact of the coronavirus pandemic (COVID-19) and to support the health and well-being of our employees, shareholders, and community, this year’s Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted solely via live webcast.

Because the Annual Meeting is virtual and being conducted via live webcast, shareholders will not be able to attend the Annual Meeting in person. However, you will be able to attend and participate in the First Community Bankshares, Inc. Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/FCBC2022. It is important to note that shareholders have the same rights and opportunities by participating in a virtual meeting as they would if attending a in-person meeting. Details regarding how to participate in the meeting online and the business to be conducted at the Annual Meeting are more fully described in this proxy statement. Information regarding how to obtain a proxy from the holder of record and how to submit it to Broadridge to vote at the Annual Meeting is set forth on page 2 of this proxy statement under the heading “How to Register to Attend the Annual Meeting Virtually.”

The Annual Meeting will begin with brief comments on the Corporation’s operations. This will be followed by discussion and voting on the matters set forth in the accompanying Notice of Annual Meeting and discussion of other business matters properly brought before the meeting.

Whether or not you plan to attend, please ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone, on the Internet, or by completing, signing, dating, and returning your proxy card in the enclosed envelope.

Very truly yours,

/s/ William P. Stafford, II
William P. Stafford, II
Chairman of the Board

PROXY STATEMENT

First Community Bankshares, Inc.

29 College Drive

P. O. Box 989

Bluefield, Virginia 24605

The Board of Directors (the "Board") of First Community Bankshares, Inc. (the “Corporation”) solicits the enclosed proxy for use at the Annual Meeting of Shareholders of the Corporation (the “Annual Meeting”), which will be held on Tuesday, April 26, 2022, at 2:00 p.m. Eastern Daylight Time. Due to the global health pandemic resulting from the coronavirus outbreak (COVID-19) and out of concerns for the health and well-being of our employees and shareholders, the Annual Meeting will be held in a virtual format only, via live webcast. You will not be able to attend the Annual Meeting in person.

The expenses of solicitation of proxies for the Annual Meeting, including the cost of preparing, assembling, and mailing the notice, proxy statement, proxy card, and return envelopes; the handling and tabulation of proxies received; charges of brokerage houses and other institutions, nominees, or fiduciaries for forwarding such documents to beneficial owners; and expenses associated with the virtual hosting of the Annual Meeting, will be paid by the Corporation. In addition to mailing of proxy materials, solicitation may be made in person, by telephone, or by other means by officers, directors, or employees of the Corporation.

This proxy statement and the proxies solicited hereby are being first sent or delivered to shareholders of the Corporation on or about March 16, 2022.

Voting

Shares of common stock (par value $1.00 per share) (“Common Stock”) represented by proxies in the accompanying form, which are properly executed and returned to the Corporation, will be voted at the Annual Meeting in accordance with the shareholder’s instructions contained therein. In the absence of contrary instructions, shares represented by such proxies will be voted FOR the election of the three (3) directors nominated by the Board of Directors and named in this proxy statement; FOR approval, on a non-binding, advisory basis, of the Corporation’s executive compensation; FOR ratification of Elliott Davis, PLLC as the Corporation's independent registered public accounting firm; and FOR approval of the First Community Bankshares, Inc. 2022 Omnibus Equity Compensation Plan (the "2022 Plan").

Any shareholder may revoke their proxy at any time before it is voted. A proxy may be revoked at any time prior to its exercise by the filing of written notice of revocation with the Secretary of the Corporation, by delivering to the Corporation a duly executed proxy bearing a later date, or by attending the Annual Meeting virtually and voting electronically. If your shares of the Corporation’s Common Stock are held for you in a brokerage, bank, or other institutional account, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote online at the Annual Meeting. Information regarding how to obtain a proxy from the holder of record and how to submit it to Broadridge to vote at the Annual Meeting is set forth below under the heading “How to Register to Attend the Annual Meeting Virtually.”

The Board has fixed March 3, 2022, as the record date for shareholders entitled to notice of the Annual Meeting. Shares of Common Stock outstanding on the record date are entitled to be voted at the Annual Meeting, and the holders of record on the record date will have one vote for each share so held in the matters to be voted upon by the shareholders. Treasury shares are not voted. As of the close of business on March 3, 2022, the outstanding shares of the Corporation consisted of 16,794,260 shares of Common Stock.

The presence in person (including by attendance at the virtual meeting) or by proxy of a majority of the shares of the Common Stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted as present for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Directors are elected by a plurality of the votes cast at a shareholders’ meeting with a quorum present. The three (3) persons who receive the greatest number of votes of the holders of Common Stock represented in person or by proxy at the Annual Meeting for the class of 2025 will be elected directors of the Corporation. Because this is an uncontested election, if a nominee for director does not receive a greater number of votes “for” their election than votes “withheld” from their election, the director shall promptly tender her or his resignation to the Board of Directors. The Board’s Governance and Nominating Committee (the "GNC") shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation or whether other action should be taken. The advisory approval of the Corporation’s executive compensation program, the ratification of the independent registered public accounting firm, and the approval of the 2022 Plan each require that the number of votes cast in favor of the proposal exceed the number of votes cast against. Except as stated above regarding the presence of a quorum, abstentions and broker non-votes will have no effect on any of the proposals set forth in this proxy statement.

If the shares you own are held in “street name” (that is, through a brokerage firm, bank, or other nominee) you may vote your shares by following the instructions provided by the nominee. As the record holder of your shares, your nominee is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions provided to you by your nominee, many of which offer the option of voting online or by telephone. Under the current rules of the NASDAQ Stock Market LLC or NASDAQ, if you do not give instructions to your nominee, it will only be able to vote your shares for the ratification of the independent registered public accounting firm, and it will be prohibited from voting your shares on the remaining matters brought before the meeting.

Information about the Virtual Annual Meeting

How to Attend the Virtual Meeting.  The 2022 Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast on the internet. No physical meeting will be held. You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/FCBC2022. You will also be able to vote your shares online by attending the Annual Meeting by webcast.

To login to the virtual Annual Meeting please go to www.virtualshareholdermeeting.com/FCBC2022. You will be required to have a control number to participate in the Annual Meeting. The 16-digit control number can be found on your Notice Regarding the Availability of Proxy Materials, Proxy Card, or Voter Instruction Form included with this proxy statement.

The online meeting will begin promptly at 2:00 p.m. Eastern Daylight Time on April 26, 2022. We encourage you to access the meeting prior to the start of the meeting to leave ample time for the check-in process. Registration begins fifteen (15) minutes prior to the state of the meeting.  Please follow the registration instructions as outlined below.

How to Register to Attend the Annual Meeting Virtually.  If you are a registered shareholder, you do not need to register to attend the Annual Meeting virtually on the internet. Please follow the instructions on the enclosed proxy card.

For those investors whose shares are held by a broker, bank, or other nominee, you must obtain the 16-digit control number from your broker, bank, or nominee in order to instruct your broker, bank, or nominee.

How to Submit Questions During the Virtual Meeting.  Shareholders as of the record date who attend the virtual Annual Meeting using their control number (as described above) will have the opportunity to submit questions during the meeting by going to the virtual meeting site at www.virtualshareholdermeeting.com/FCBC2022 and entering your control number. Once logged in, questions may be submitted through a field in the web portal. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. If a question is submitted about one of the matters in the agenda to be voted on by the shareholders at the Annual Meeting, the question must be submitted at or before the time such matter is before the Annual Meeting for consideration.

The meeting is not to be used as a forum to present personal matters, or general economic, political or other views that are not directly related to the business of the Corporation and the matters properly before the meeting, and therefore questions on such matters will not be answered. If there are any matters of individual concern to a shareholder and not of general concern to all shareholders, such matters may be raised separately after the Annual Meeting by contacting Investor Relations at investorrelations@fcbinc.com.

To allow the Corporation to answer as many proper and relevant questions from as many shareholders as possible, we will limit each shareholder to one question. It will help us if questions are succinct and cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized, and answered together. The Corporation does not intend to address any questions that are:

●	irrelevant to the business of the Corporation or to the business of the Annual Meeting;

●	related to or may take into account material, non-public information of the Corporation;

●	related to personal grievances;

●	derogatory references to individuals or that are otherwise in bad taste;

●	substantially repetitious of previous questions or statements already made by another shareholder;

●	in furtherance of the shareholder's personal or business interests; or

●	out of order, inconsistent with these rules, or not otherwise suitable for the conduct of the Annual Meeting as determined by the Chairman or Corporate Secretary in their reasonable judgment.

All questions will be reviewed by the Chairman. If properly raised, the Chairman will read aloud the question and respond to the question or direct appropriate officers of the Corporation to respond to the question. If a question violates the rules of conduct for asking questions, as described above, it will not be summarized or answered.

Technical Assistance During the Virtual Meeting.  In the event technical issues delay or disrupt the ability to convene the meeting for longer than thirty minutes, the Corporation will make an announcement on its website www.firstcommunitybank.com under Investor Relations regarding a date and time for reconvening the Annual Meeting. In the event of disorder, technical malfunction, or other significant problem that disrupts the Annual Meeting, the Chairman may adjourn, recess, or expedite the Annual Meeting, or take such other action as the Chairman determines is appropriate in light of the circumstances.

If you have difficulty accessing the virtual Annual Meeting, please call the support line displayed on the meeting page at www.virtualshareholdermeeting.com/FCBC2022.  Technicians will be available to assist you.

PROPOSAL 1: ELECTION OF DIRECTORS

The Board is currently comprised of eight (8) directors, including six (6) non-management directors, divided into three (3) classes with staggered terms: the class of 2022, consisting of three (3) directors; the class of 2023, consisting of two (2) directors; and the class of 2024, consisting of three (3) directors. Accordingly, three (3) directors will be elected to the class of 2025 and will serve until the 2025 Annual Meeting. The three (3) directors from the class of 2022 are each nominated for re-election into the class of 2025.

The Board has adopted a policy which requires that a nominee for director in an uncontested election who does not receive a greater number of votes “for” election than votes “withheld” promptly tender her or his resignation to the Board. The GNC shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation or whether other action should be taken.  The full text of this policy can be found in the Governance and Nominating Committee Charter available on the Corporation's website www.firstcommunitybank.com under Investor Relations.

In the event any nominee is unable or declines to serve as a director at the time of the Annual Meeting, all proxy votes for that individual will be voted for an alternate nominee designated by the present Board to fill the vacancy. Unless contrary instructions are given by a shareholder who signs and returns a proxy, in the event more than three (3) persons are nominated for election as directors, the proxy holder shall assume the shareholder intended to vote all shares represented by that proxy for the nominees listed herein, or for any alternates nominated by the Board. All nominees named herein have consented to be named and to serve as directors if elected.

No director or executive officer of the Corporation is closely related to any other director or executive officer of the Corporation by blood, marriage, or adoption.

The table set forth below describes each director and nominee, including their age; the applicable director class, which is based upon the year in which their term of service expires; and title. A biography describing each director’s and each nominee’s qualifications and business background is set forth below the table. The Corporation does not know of any reason why any nominee would be unable to serve as a director.

Members of the Corporation’s Board of Directors are expected to have the appropriate skills and characteristics necessary to function in the Corporation’s current operating environment and contribute to its future direction and strategies. These include legal, financial, management and other relevant skills. In addition, the Corporation looks to achieve a diversified Board, including members with varying experience, age, perspective, residence, background, race, gender, and other demographic characteristics. All members of the Corporation’s Board also serve as directors for the board of the Corporation’s banking subsidiary.

Name and Title	Age	Director of Corporation Since	Class of Directors
C. William Davis, Director	74	2015	2024
Samuel L. Elmore, Director Nominee	75	2013	2022
Richard S. Johnson, Director Nominee	72	2008	2022
Gary R. Mills, President and Director	54	2016	2023
Harriet B. Price, Director	59	2021	2024
M. Adam Sarver, Director	45	2015	2023
William P. Stafford, II, Chief Executive Officer and Director (Chairman)	58	1994	2024
Beth A. Taylor, Director Nominee	66	2022	2022

DIRECTOR NOMINEES FOR THE CLASS OF 2025

Samuel L. Elmore, Former Executive Vice President and Chief Credit Officer, First Community Bank, Beckley, West Virginia.

Mr. Elmore received a Bachelor of Science in Business Management and Marketing in 1970 from the University of Charleston. Prior to joining First Community Bank, Mr. Elmore served as President, Citizens Southern Bank, Beckley, West Virginia; President and Chief Executive Officer, Charleston National Bank, Charleston, West Virginia; Vice President, Key Centurion Bancshares, Huntington, West Virginia; and President and Chief Operations Officer, Beckley National Bank, Beckley, West Virginia. Mr. Elmore also served in the United States Army from 1964 to 1967. Mr. Elmore currently serves on the Board of First Community Bank and has previously served on the Boards of The United Way of Beckley, Beckley Area Foundation, Raleigh General Hospital, Raleigh County Community Action, Pinecrest Development Corporation, Raleigh County Commission on Aging, and the Virginia’s Automated Clearing House Association.

Mr. Elmore’s relevant experience qualifying him for service as a director includes: more than forty (40) years of experience in the community banking industry, including service as an auditor, Chief Operations Officer, Chief Financial Officer, and Chief Credit Officer; prior experience with acquisitions and mergers; and experience in a variety of offices held with increasing management responsibilities during his banking career.

Richard S. Johnson, Chairman, President and Chief Executive Officer, The Wilton Companies, Richmond, Virginia.

Mr. Johnson earned a Bachelor of Science in Business Administration from the University of Richmond, Richmond, Virginia in 1973, with concentrations in Economics and Finance, and graduated with a Master of Science from Virginia Commonwealth University, Richmond, Virginia in 1977, with a concentration in Real Estate and Urban Land Development.  Mr. Johnson has been the President and Chief Executive Officer of The Wilton Companies, a real estate investment, development, brokerage and management group of companies, since 2002. He assumed the role of Chairman of The Wilton Companies in 2010.  Prior to joining The Wilton Companies, Mr. Johnson served as President of Southern Financial Corp. of Virginia from 1985 to 2002 and Chairman of the Board of Southern Title Insurance Corporation from 1980 to 1985.  Mr. Johnson currently serves as a Director of First Community Bankshares, Inc., First Community Bank, The Wilton Companies, Inc., and The Wilton Companies, LLC. Mr. Johnson serves as a Director of the American Civil War Museum.  Mr. Johnson also serves as the Assistant Treasurer and Director Emeritus of Ducks Unlimited, Inc. and further serves as Emeritus Trustee of the Board of Trustees for the University of Richmond.  He has previously served as a director/trustee of the State Fair of Virginia, the Children’s Museum of Richmond, Omicron Delta Kappa, a National collegiate honor society, Ducks Unlimited Canada, Landmark Apartment Trust of America, and the City of Richmond Economic Development Authority, where he previously held the seat of Chairman.

Mr. Johnson’s relevant experience qualifying him for service as a director includes his background in: long-range planning, various aspects of mortgage underwriting, marketing, and mortgage portfolio servicing; previously chairing the Economic Development Authority of the City of Richmond, Virginia; past service as a director and Finance Committee member of Ducks Unlimited, Inc. and Ducks Unlimited Canada; having served in various state and national offices with Ducks Unlimited, Inc., including Assistant Treasurer and member of the Finance and Audit Subcommittee; and previous service as a director and Audit Committee member of the Apartment Trust of America.

Beth A. Taylor, Mayor of the Town of Wytheville, Virginia

Dr. Taylor earned a Nursing Degree from Samford University in Birmingham, Alabama in 1976 and a Bachelor of Science from University of Alabama in Birmingham, Alabama in 1985.  She then attended medical school at the University of South Alabama in Mobile, Alabama, earning her Doctor of Medicine in 1989.  She also received certifications in Internal Medicine (1992) and Gastroenterology (1995) from the University of South Alabama.  Dr. Taylor spent her medical career in private practice, focusing on gastroenterology.  She retired from medical practice in 2015.

In August 2016, Dr. Taylor was elected to the Town Council of the Town of Wytheville, Virginia and on July 30, 2018, she was elected as the first female Mayor of the Town of Wytheville, Virginia.  During her tenure with the Town, Dr. Taylor has, at various times, served on multiple committees, including, without limitation the Crossroads Regional Industrial Development Authority, District Three Committee, Beautification Committee, Budget and Finance Committee, and Tree Advisory Committee.   She also routinely attends meetings of the Joint Industry Development Authority and the Regional Water Authority and Planning Commission.

Dr. Taylor’s relevant experience qualifying her for service as a director includes a broad range of business, financial, and related experience obtained while in private medical practice; extensive civic and community service; and extensive municipal government service, including service directly related to community development activities.

The Board of Directors unanimously recommends a vote FOR the nominees set forth above.

INCUMBENT DIRECTORS

C. William Davis, Attorney, Richardson & Davis, PLLC, Bluefield, West Virginia.

Mr. Davis was appointed to serve on the Board on August 25, 2015. Mr. Davis graduated from the Virginia Military Institute in 1970, with a Bachelor of Science in Civil Engineering and from Washington & Lee University School of Law in 1973, with a Juris Doctor degree. Mr. Davis is a member of Richardson & Davis, PLLC and practices law, primarily in the areas of civil litigation, commercial transactions, trusts and estates, and banking. Mr. Davis has served as a Director of the Corporation since 2015, of the Corporation’s banking subsidiary since 1990, and of a predecessor bank from 1987 to 1990. Mr. Davis has served as a Director for a variety of business and professional organizations in the region, including Bluefield Supply Company, Flat Top Insurance Agency, the Defense Trial Counsel of West Virginia, Inc., and the West Virginia State Bar Board of Governors.

Mr. Davis’ relevant experience qualifying him for service as a director includes: a broad range of business, legal, banking, and regulatory related issues encountered in the practice of law; extensive civic and community service; and more than thirty-five (35) years of board service in the banking industry.

Gary R. Mills, President, First Community Bankshares, Inc. and Chief Executive Officer and President, First Community Bank, Bluefield, Virginia.

Mr. Mills has served as President of the Corporation since August 31, 2013 and currently serves as Chief Executive Officer and President of First Community Bank. Mr. Mills has been employed by the Corporation and/or one of its subsidiaries since 1998. Mr. Mills served as Market President of the Princeton Division of First Community Bank from 1998 until 2005, Senior Vice President of Credit Administration from 2005 to 2006, and most recently as Chief Credit Officer from 2007 until his appointment as Chief Executive Officer. Mr. Mills is a Certified Public Accountant and holds a Bachelor of Science in Business Administration with a concentration in Accounting from Concord College (now University).

Mr. Mills’ relevant experience qualifying him for service as a director includes: more than thirty (30) years of experience in the financial services industry; extensive civic and community involvement; and eight (8) years of board service for the Corporation’s banking subsidiary.

Harriet B. Price, Chief Financial Officer, Price-Williams Realty, Inc., Radford, Virginia.

Ms. Price was appointed to serve on the Board effective January 1, 2021. Ms. Price received a Bachelor of Science in Accounting from Virginia Polytechnic Institute and State University. She is a certified public accountant and active in the executive management of Price-Williams Realty, Inc.

Ms. Price takes pride in serving her community through her mentoring of students in accounting at Virginia Tech and Radford University over the past twenty-five years, previously serving on the City of Radford Executive Chamber Board, and volunteering in Radford City Schools.

Ms. Price’s relevant experience qualifying her for service as a director includes: more than twenty-five (25) years’ experience in business management and accounting and extensive civic and community service.

M. Adam Sarver, Real Estate Developer and Businessman, Princeton, West Virginia.

Mr. Sarver was appointed to serve on the Board on August 25, 2015. Mr. Sarver received his Bachelor of Science in Communication Studies in 2000 from West Virginia University. Mr. Sarver has served on the Board of Directors of the Corporation’s banking subsidiary since 2014. He owns and manages several businesses in Southern West Virginia including Main Street Builders, LLC; Eastern Door & Glass, LLC; Longview Properties, LLC; and Clover Leaf Properties, LLC, which are focused on real estate development coupled with residential and commercial construction and development. Mr. Sarver currently serves as a Director for a variety of businesses, civic and charitable organizations in the region, including the Princeton Salvation Army Advisory Board (past Chairman) and the First United Methodist Church. He was previously a Director for the Princeton – Mercer County Chamber of Commerce.

Mr. Sarver’s relevant experience qualifying him for service as a director includes: a broad range of business, financial, and related experience associated with operating multiple business interests and extensive civic and community service on a variety of boards.

William P. Stafford, II, Chief Executive Officer, First Community Bankshares, Inc., Bluefield, Virginia and Attorney, Brewster Morhous PLLC, Bluefield, West Virginia.

Mr. Stafford is a graduate of Virginia Polytechnic Institute and State University, Blacksburg, Virginia, and holds a Bachelor of Science in Mechanical Engineering. He also holds a Juris Doctor, cum laude, from Washington & Lee University School of Law, Lexington, Virginia. Mr. Stafford has served as Chief Executive Officer of the Corporation since his appointment by the Board in August 2013. Mr. Stafford is a member of Brewster Morhous PLLC, and practices law on a limited basis primarily in the areas of commercial transactions, banking, creditor’s rights, and trusts and estates. He currently serves as Chairman of the Board of the Corporation and Chairman of the Board of the Corporation’s banking subsidiary. Mr. Stafford serves as Director and Corporate Secretary of the H. P. and Anne S. Hunnicutt Foundation, Inc., Princeton Machinery Service, Inc., and Melrose Enterprises, Ltd. He is a member of Stafford Farms, LLC, Vermillion Development, LLC, and Walnut Hill, LLC, which include real estate and agricultural holdings. Mr. Stafford is a partner in Legal Realty, A Partnership.  Mr. Stafford has served, and continues to serve, on numerous civic and community service boards and commissions.

Mr. Stafford’s relevant experience qualifying him for service as a director includes: a broad range of regulatory, business, legal and banking related issues encountered in the practice of law and personal business endeavors; extensive state and municipal government service; extensive civic and community service; and service as a member of the Board of Directors of the Corporation since 1994.

Changes to Composition of the Board of Directors in 2022

On December 13, 2021, at a regular meeting of its Board, by resolution as authorized in the bylaws, the size of the Board was increased from seven (7) members to eight (8) members, and the Board appointed Dr. Beth A. Taylor to fill the vacancy created by that action. This appointment was, in part, a result of the GNC’s search for candidates with diverse backgrounds willing to serve on the Board. Dr. Taylor is highly qualified and brings a diverse and expansive mix of insight and expertise, including significant local market knowledge, to the Board. The appointment was effective January 1, 2022.

Director Qualifications and Experience

The GNC is committed to presenting for shareholder consideration a slate of nominees who, taken together with current Directors, have the experience, qualifications, attributes, and skills appropriate for functioning effectively as a board and as liaisons to the customers and communities the Corporation serves. The GNC regularly reviews the composition of the Board in light of the Corporation’s evolving needs, its assessment of the Board’s performance, and the input of shareholders. In considering whether to recommend any candidate for inclusion in the Board’s slate of recommended director nominees, including candidates recommended by shareholders, the GNC considers a number of criteria, including, but not limited to, the candidate’s integrity, business acumen, age, experience, education, involvement in the communities served by the Corporation, relationships and familiarity with the Corporation’s customers, commitment to the Corporation, diligence, geographic representation, conflicts of interest, strong professional reputation and record of achievement, constructive and collegial personal attributes, significant investment in or experience with the Corporation, ability and commitment to devote sufficient time and energy to Board service, and ability to act in the interests of all shareholders, rather than focusing on representation of a particular group, issue or interest. Additionally, the GNC must ensure that the composition of the Board and its committees satisfies SEC, NASDAQ, and banking regulatory standards, including those related to director independence. Further examples of individual qualifications and experience considered by the GNC include the candidate’s professional standing in their chosen field and in the communities served by the Corporation, expertise in the financial services industry, civic and community involvement in the communities served by the Corporation, leadership skills, and intelligence. The GNC also strives to accomplish broad geographic representation from the communities and markets the Corporation serves and seeks candidates who can help ensure the Board remains knowledgeable and intimately involved in the banking affairs of those customers and communities. The GNC also seeks candidates with a representative mix of skills in finance, technology, marketing, community and business affairs, human resources, and governance.

Diversity of Director Nominees

The Governance and Nominating Committee Charter, which is publicly available on the Corporation's website www.firstcommunitybank.com under Investor Relations, addresses specifically how diversity is to be considered in the director nomination process.  More broadly, however, the GNC seeks to ensure that there is diversity of thought among directors. Having diversity of thought results in more thorough analysis of each issue and better decisions, which in the long term results in greater shareholder value. The GNC believes that diversity of thought stems from many factors, including professional experience, life experience, socio-economic background, gender, race, religion, nationality, skill set, and geographic representation. The GNC does not assign specific weights to particular factors, and no particular factor is necessarily applicable to all prospective nominees. The Corporation believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. The diversity of the Board is evaluated on a continuing basis by assessing whether varying viewpoints are routinely presented, evaluating the individual performance and contributions of each Director, and ensuring that varying perspectives are presented on key issues.

Board Diversity Matrix (As of March 3, 2022)
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	2	6	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0
Did not Disclose Demographic Background	0
Directors who are Military Veterans	2

Recommendations for Director Candidates

The GNC’s practice is to consider all shareholder recommendations for director candidates which are received prior to February 15th each year. Any such recommendations should be sent to the GNC, c/o Secretary of First Community Bankshares, Inc., P. O. Box 989, Bluefield, Virginia 24605-0989. The Corporation believes that directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareholders. The GNC also considers candidates recommended by current directors, officers, employees, and others. The GNC evaluates all nominees for director in the same manner and typically bases its initial review on any written materials submitted with respect to the candidate.

NON-DIRECTOR NAMED EXECUTIVE OFFICERS

Named executive officers who are not directors of the Corporation, including their title, age, and year they became an officer of the Corporation, are set forth in the chart below, which is followed by a brief biography describing each named executive officer’s business experience.

Name and Title	Age	Executive of the Corporation Since
Jason R. Belcher, Chief Operating Officer of Corporation and of First Community Bank	45	2016
David D. Brown, Chief Financial Officer of Corporation and of First Community Bank	47	2006
Sarah W. Harmon, Chief Administrative Officer, General Counsel, and Secretary of Corporation and of First Community Bank	40	2018

Jason R. Belcher, Chief Operating Officer of the Corporation and First Community Bank.

Mr. Belcher has served as an officer of First Community Bank since March 2, 2015, having previously served as Chief Risk Officer and Chief Administrative Officer. Mr. Belcher assumed the role of Chief Operating Officer of the Corporation on January 1, 2020 pursuant to the retirement of E. Stephen Lilly. He has been employed by the Corporation’s banking subsidiary since 2005, in various roles including Market President, Finance and Tax Director, and Treasurer. Mr. Belcher, a Certified Public Accountant, earned his Bachelor of Science in Business Administration from West Virginia University in 1999 and a Master of Accounting and Information Systems Degree from Virginia Polytechnic Institute and State University in 2006.  In his community, Mr. Belcher serves in various roles for his church, including as a former Deacon and as a member of the Church Officers Committee. Mr. Belcher coaches middle school football, soccer, and basketball teams and serves on the Board of Directors of the Tiger Athletic Foundation in Princeton, West Virginia.

David D. Brown, Chief Financial Officer of the Corporation and First Community Bank.

Mr. Brown has been Chief Financial Officer of the Corporation and First Community Bank since May 2006 and has been employed by the Corporation and/or one of its subsidiaries since 2005. Prior to joining the Corporation, Mr. Brown served in various positions including Corporate Auditor of United Bankshares, Inc. from 1999 to 2005. From 1997 to 1999, Mr. Brown practiced in the field of public accounting, concentrating his work on tax, accounting, and auditing across a variety of industries. Mr. Brown is a Certified Public Accountant and holds Master of Public Accountancy and Bachelor of Science degrees from West Virginia University.  Mr. Brown is a member of the American Institute of Certified Public Accountants and the West Virginia Society of Certified Public Accountants. In his community, Mr. Brown serves on the Carlock Pruett Athletic Foundation Board and previously served on the board of the Bluefield, Virginia Little League.  He has also coached middle school and Little League baseball and serves as a Virginia State Little League umpire.

Sarah W. Harmon, Chief Administrative Officer, General Counsel, and Secretary of the Corporation and First Community Bank.

Ms. Harmon has been employed by the Corporation’s banking subsidiary since 2013. She has served as General Counsel of First Community Bank since 2018 and General Counsel of the Corporation since 2020.  In 2021, Ms. Harmon was appointed Chief Administrative Officer for the Corporation and First Community Bank. In addition to her traditional General Counsel duties, Ms. Harmon provides executive oversight to the legal, compliance, and human resources departments. Ms. Harmon earned her Bachelor of Arts in the Interdisciplinary Studies of Behavioral Science and Business from Concord College (now University) in 2002, graduating summa cum laude as Valedictorian, her Juris Doctorate from Washington and Lee School of Law in 2006, graduating cum laude, and her Master of Business Administration from West Virginia University in 2017.  Since March 2021, Ms. Harmon has served as the District 10 Representative for the West Virginia State Bar Board of Governors, which includes service on various sub-committees. Since 2018, she has been a member of the ABA General Counsel Group; the Virginia Bankers Association Legal Affairs Committee, which she currently chairs; and the West Virginia Bankers Association Legislative Affairs and Government Relations Committee, which she currently chairs.  She has previously served as the Legislative Director for the Society for Human Resource Management, Appalachian Chapter of the Virginias Board of Directors and remains a member.  Ms. Harmon is involved in her community through volunteering and other support of local schools and participation in civic and community events.  She previously served on the Board of Directors for Mother Goose Child Care Center.

OTHER KEY OFFICERS

In addition to the Corporation’s named executive officers, certain other key officers and executives of subsidiaries (collectively, the “Senior Management Team”) are integral to the smooth operation and continued success of the Corporation and its subsidiaries. Each member of the Senior Management Team is responsible for the oversight of several functional business units of the Corporation’s banking subsidiary and is primarily responsible for assessing and managing the Corporation’s risk exposure, under the supervision of the Board and its committees. In addition to the named executive officers, the Senior Management Team consists of the following officers:

Tamara L. Abel, Chief Mortgage Banking Officer of First Community Bank.

Ms. Abel has been employed by the Corporation’s banking subsidiary since 2003, having over 19 years of experience in the banking industry. Previous roles include credit analyst, business development officer, small business lending, loan review manager, and vice president of credit administration.  As the Chief Mortgage Banking Officer (formerly, Senior Vice President - Mortgage Banking), Ms. Abel is responsible for the oversight and management of the Bank's mortgage banking operations, including development of policies and procedures that govern mortgage product design and underwriting criteria, compliance with applicable laws and regulations, origination of mortgage loans, and the direct supervision of the Mortgage Executive and the Mortgage Credit Executive. Ms. Abel obtained a Bachelor of Science in Business Administration with a concentration in Accounting from Concord College (now University) in 1986.

Derek A. Bonnett, Chief Risk Officer of the Corporation and First Community Bank.

Mr. Bonnett has been employed by the Corporation since 2016, having served as the Director of Internal Audit until being named the Chief Risk Officer in 2021.  He has over 13 years of experience providing risk management advice, insight, and assurance to financial institutions. Mr. Bonnett is a Certified Public Accountant, Certified Internal Auditor, and Certified Information Systems Auditor.  He holds a Bachelor of Science in Business Administration with a concentration in Accounting obtained from Concord University in 2010, from which he graduated valedictorian of his class. In his current role, Mr. Bonnett is responsible for oversight and administration of the Bank’s enterprise risk management (ERM) program to ensure alignment of strategy and operations.

Milton Campbell, Chief Retail Banking Officer of First Community Bank.

Mr. Campbell has been employed by the Corporation’s banking subsidiary since 1998, served as a Regional President of the bank from 2009 to 2021, and was named Chief Retail Banking Officer in 2021 when the bank transitioned from a regional banking management structure to a line of business structure. Mr. Campbell joined First Community following the acquisition of Blue Ridge Bank, where he had been employed from 1989 to 1996. He has over 38 years of experience in the banking industry. As Chief Retail Banking Officer, Mr. Campbell provides oversight to all functions of the branch network's deposit and retail loan operations.  Mr. Campbell is also the executive responsible for oversight of the bank’s credit card portfolio. Mr. Campbell obtained a Business Administration degree from Elon College (now University) in 1983 and is a graduate of the North Carolina School of Banking.

Amy S. Hall, Chief Customer Service Officer of First Community Bank.

Ms. Hall has been employed by the Corporation’s banking subsidiary, or a predecessor bank, since 1993 and served as Director of Branch Administration from 2012 to 2021 when she was named Chief Customer Service Officer.  In her current role, Ms. Hall provides executive oversight of all market staff training, all operational procedures, and market network support. In addition, Ms. Hall is responsible for executive oversight of the banking subsidiary's Client Care Center and the Digital Delivery Channels. Ms. Hall obtained her Associate Degree in Business Administration from Wilkes Community College in 1989.

Samuel G. Hill, Chief Wealth Management Officer and Senior Trust Officer of First Community Bank.

Mr. Hill has been employed by the Corporation’s banking subsidiary since 2006 and has served in his current role since 2010 (previously Senior Vice President and Senior Trust Officer). In addition to overseeing the bank’s trust department, Mr. Hill serves as the President of the bank’s insurance subsidiary, First Community Insurance Services, and the bank's wealth management subsidiary, First Community Wealth Management, Inc. ("FCWM").  He has been employed by FCWM or its predecessor since 1992, and directly provides financial advising services to wealth management clients. Mr. Hill obtained his Bachelor of Science in Business Administration with a concentration in Accounting from Concord College (now University) in 1990 and holds a Master of Business Administration from West Virginia University obtained in 1999. Mr. Hill is a Certified Public Accountant, is a graduate of Cannon Trust School, and holds FINRA Series 7 and Series 63 securities licenses.

William C. Hopkins, Chief Commercial Banking Officer of First Community Bank.

Mr. Hopkins has been employed by the Corporation’s banking subsidiary since 1996, served as a Regional President of the bank from 2014 to 2021, and was named Chief Retail Banking Officer in 2021 when the bank transitioned from a regional banking management structure to a line of business structure.  Previous roles include auditor, credit analyst, corporate strategist, commercial loan officer, commercial sales leader, and market president. As Chief Commercial Banking Officer, Mr. Hopkins provides oversight to all functions of the branch network's commercial lending and deposit functions.  Mr. Hopkins is also the executive responsible for oversight of commercial credit documentation quality control and the bank's treasury services function.  Mr. Hopkins holds a Bachelor of Science in Business with a concentration in Accounting and Finance obtained from Concord College (now University) in 1995. He has also completed the ABA Commercial Lending School and the Wachovia Commercial Lending School.

Jeffrey N. Noble, Chief Credit Officer of First Community Bank.

Mr. Noble has served the Corporation’s banking subsidiary in various roles for more than thirty-five (35) years and has held his current position since 2013. In this role, Mr. Noble is responsible for the supervision of personnel, policies, procedures, and documentation for the Corporation’s credit administration function, inclusive of Consumer Lending, Small Business Lending, Commercial Lending, Appraisal Services, and Special Assets. Mr. Noble holds a Bachelor of Science in Business Administration with a concentration in Accounting, obtained from Concord College (now University) in 1986. He is also a graduate of the West Virginia School of Banking, RMA Commercial Lending School, and RMA Lending to Small Business School.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board regularly reviews corporate governance developments and considers modifications to clarify and augment the Board’s processes, including those relating to risk oversight.

The Board’s Role in Risk Oversight. The Board believes that each member has a responsibility to monitor and manage risks faced by the Corporation. At a minimum, this requires members of the Board to be actively engaged in Board discussions, review materials provided to them, and know when it is appropriate to request further information from management and/or engage the assistance of outside advisors. Furthermore, because the banking industry is highly regulated, certain risks to the Corporation are monitored by the Board through its review of the Corporation’s compliance with regulations set forth by its regulatory authorities, including recommendations contained in regulatory examinations.

During 2021, given the ongoing nature of the COVID-19 pandemic, the Board and its committees continued to review and consider with management the impact of COVID-19 on the Corporation’s employees, customers, and financial performance, and management’s strategies and initiatives to respond to, and mitigate, adverse pandemic impacts, including enhanced health and safety measures for the Corporation’s employees. Management reviewed and, in many cases, refined various plans, strategies, and protocols developed at the onset of the pandemic to protect employees, maintain services for clients, ensure the functional continuity of operating systems, controls and processes, and mitigate the financial risks posed by changing market conditions.

Because the Corporation believes risk oversight is the responsibility of each member of the Board, it does not concentrate the Board’s responsibility for risk oversight in a single committee. Instead, each committee concentrates on specific risks for which it possesses relevant information and expertise, and each committee regularly reports to the Board on its findings. For example, the Audit, Compliance, and Enterprise Risk Committee (the “ACER Committee”) regularly monitors the Corporation’s exposure to certain reputational risks by establishing and evaluating the effectiveness of its programs to report and monitor fraud and by monitoring the Corporation’s internal controls over financial reporting; the Asset/Liability Management Committee of the Corporation’s banking subsidiary monitors liquidity and interest rate risk; the Information Systems Steering Committee of the Corporation’s banking subsidiary monitors information technology and operations risk; and the Corporation’s Compensation and Retirement Committee (the "CRC") monitors risks associated with the design and administration of employee compensation and benefit plans.

Independence of Directors

The Board annually reviews the relationships of each of its members with the Corporation to determine whether each director is independent. This determination is based on both subjective and objective criteria developed by the NASDAQ listing standards and the SEC rules. Factors considered include but are not limited to: each Director’s employment history with the Corporation, if any; compensation by the Corporation to each Director and their family members, if any; and the report of the GNC Chairman, which, for 2021, indicates that no related party transactions with any Director constitutes a material relationship with the Corporation. After considering each Director’s individual circumstance, the Board determined that, with regard to the following Directors and nominees, no circumstances or relationships exist which would interfere with their exercise of independent judgment as a director: C. William Davis; Samuel L. Elmore; Richard S. Johnson; Harriet B. Price; M. Adam Sarver; and Beth A. Taylor. Accordingly, these Directors and nominees are considered independent. Directors Stafford and Mills are not independent solely because they are executive officers of the Corporation.

SEC Rules and/or NASDAQ listing standards contain additional requirements for members of the ACER Committee, the CRC, and the GNC. All of the directors serving on these committees are independent under the additional requirements applicable to each such committee.

The Board of Directors and Board Meetings

Board Leadership Structure. William P. Stafford, II currently serves as Chief Executive Officer of the Corporation and as Chairman of the Board. The role of the Chief Executive Officer is to set the strategic direction for the Corporation and manage its performance, while the Chairman of the Board is tasked with setting the agenda for Board meetings and presiding over meetings of the Board. The Board believes combining the roles of Chief Executive Officer and Chairman is in the best interests of the Corporation at this time, as doing so best positions the Corporation to carry out its strategic plan for core growth and enhanced performance; provides for greater accountability and transparency; enhances oversight of operations; and provides for greater Board involvement. However, in making this decision, the Board is not unmindful of the corporate governance objectives that are sometimes achieved through bifurcation of the Chairman and Chief Executive Officer roles. To achieve those objectives, the Board has bifurcated the positions of Chief Executive Officer of the Corporation and Chief Executive Officer of First Community Bank, the Corporation’s banking subsidiary, which is its primary operating entity. Gary R. Mills serves as Chief Executive Officer and President of First Community Bank, supervises all bank operations, and manages its performance. Both Mr. Stafford and Mr. Mills work closely with the Board and its committees in their respective areas of responsibility. The Board believes, under the present circumstances particular to the Corporation, that this structure better achieves the desired corporate governance objectives set forth above, and others. Further, the Board has appointed Director Elmore as the Lead Independent Director and Vice Chairman of the Board. Director Elmore serves as Chairman of meetings of the independent directors.

Standards of Conduct. All directors, named executive officers, and other employees of the Corporation must act ethically at all times and in accordance with the policies comprising the Corporation’s Standards of Conduct (the “Standards”), which are available at the Corporation’s website www.firstcommunitybank.com under Investor Relations. Certification of compliance with the Standards is required on a annual basis. Only the Board of Directors may waive a provision of the Standards for directors and named executive officers and will only do so for just cause in an instance where the underlying ethical objective will not be violated. No waivers were granted to any director or named executive officer during 2021. Amendments to the Standards will be published on the Corporation’s website, as required by SEC rules. If an actual or potential conflict of interest arises for a director, the director must promptly inform the Board.

Communicating Concerns to Directors. The ACER Committee and the non-management directors have established procedures to enable any employee who has a concern about accounting, internal accounting controls, or auditing matters related to the Corporation to communicate that concern directly to the Board through an e-mail or written notification directed to the Chairman of the ACER Committee. Such communications may be confidential or anonymous. During orientation, employees are informed how to submit such communications and the Whistleblower Policy is provided in the employee handbook, on the Corporation’s Intranet, and a notice regarding the same can be found posted on bulletin boards at each location of the Corporation and its subsidiaries. The status of any unresolved concern is reported to the non-management directors of the Board periodically by the Chairman of the ACER Committee.

Shareholder Communications. Shareholders may communicate with all or any member of the Board by addressing correspondence to the Board or to the individual director. Shareholders may address such communication to Secretary, First Community Bankshares, Inc., P. O. Box 989, Bluefield, Virginia 24605-0989, and all communications so addressed will be forwarded to the Chairman of the Board or to the individual director to whom such correspondence is directed, without exception.

Board Meetings. In 2021, the Board held nine (9) regular meetings. No member attended fewer than seventy-five percent (75%) of the Board meetings or committee meetings on which the member sits. Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of the director’s duties and to attend all regularly scheduled Board, committee, and shareholder meetings. It is the Board’s policy that the directors should attend the Annual Meeting absent exceptional circumstances. All then-current directors attended the 2021 Annual Meeting.

Meetings of Independent Directors. The non-management directors met without any management director or other employee present on at least two (2) occasions in 2021.

First Community Bank Board. First Community Bank (the “Bank”) is a Virginia chartered commercial banking corporation and the Corporation’s primary operating subsidiary. The Corporation conducts its banking operations, which constitute the overwhelming majority of its activities, exclusively through First Community Bank. The Board is aided in the governance and operation of its banking subsidiary by the board of directors of First Community Bank (the “Bank Directors”). The Bank Directors currently consist of the directors of the Corporation and eight (8) additional individuals with experience, qualifications, attributes, and skills appropriate for governing a community bank. In addition, due to their involvement in the communities served by the Corporation, the Bank Directors are uniquely positioned to advise the Senior Management Team regarding community banking matters. The GNC regularly reviews the composition of the Bank board of directors in light of the Bank’s evolving needs, its assessment of the Bank Directors’ performance, and the markets in which the Bank operates. In considering whether to recommend any candidate for election to the Bank board of directors, the GNC considers many of the same criteria as when considering candidates for the Board of Directors, including but not limited to, the candidate’s integrity, reputation, business acumen, age, education, involvement in the communities served by the Bank, relationships and familiarity with the Bank’s customers, potential conflicts of interest, constructive and collegial personal attributes, knowledge of banking regulatory matters, as well as the candidate’s general experience and expertise in the financial services industry and civic and community involvement. The GNC also strives to accomplish broad geographic representation from the communities and markets the Bank serves and seeks candidates who can help ensure the Bank Directors remain intimately involved in the banking affairs of the Bank’s customers and communities.

In addition to the Board committees mentioned previously discussed, the Bank maintains several standing committees, including, without limitation, Loan Committee (which oversees lending matters), Asset/Liability Management Committee (ALCO) (which oversees management of the Bank’s balance sheet), Trust Committee (which oversees trust and investment matters), and Information Systems Steering Committee (ISSC) (which oversees information technology matters, including digital information systems, information security, and payment channels). Both Corporation directors and Bank directors serve on each Bank-level committee, providing oversight to that committee’s respective area of operation.

Board Committees

The Board has four (4) standing committees: the ACER Committee, the Executive Committee, the CRC, and the GNC. For each of these committees, except the Executive Committee, the Board has adopted a written charter, a current copy of which is available for review and/or printing on the Corporation’s website at www.firstcommunitybank.com under Investor Relations. Each such charter is reviewed and approved annually by the relevant committee and by the Board.

Audit Compliance and Enterprise Risk Committee. The ACER Committee combines the functions of an audit committee with those of a compliance and enterprise risk committee to provide members a more holistic view of the financial, legal, and regulatory risks affecting the Corporation and its banking subsidiary.

The current members of the ACER Committee are Director Johnson, who chairs the Committee; Director Elmore; Director Price; and Director Sarver. All members of the ACER Committee are independent. Director Johnson is the audit committee financial expert, as the SEC defines that term and as the Board interprets such qualification in its business judgment consistent with such definition. The ACER Committee is concerned with the integrity of the Corporation’s financial statements, the independence, qualifications, and performance of the Corporation's independent registered public accounting firm, and the performance of the Corporation’s internal audit function. Its duties include but are not limited to: (1) selection and oversight of the independent registered public accounting firm; (2) review of the scope of the audit to be conducted by the independent registered public accounting firm, as well as the results of that audit; (3) oversight of the Corporation’s financial reporting activities, including the annual report and the accounting standards and principles followed; (4) discussion with the Senior Management Team and other relevant employees of risk assessment and management policies, including risk relating to the financial statements and financial reporting process and the steps taken by management to monitor and mitigate such risks; (5) approval of audit and non-audit services provided to the Corporation by the independent registered public accounting firm; (6) review of the organization and scope of the Corporation’s internal audit function and its disclosure and internal controls; and (7) oversight of regulatory compliance and enterprise risk management. The ACER Committee held eleven (11) meetings during 2021. The ACER Committee’s report is on page 41.

Executive Committee. The current members of the Executive Committee are Director Stafford, II, who chairs the Committee; Director Davis; Director Elmore; Director Johnson; Director Mills; Director Price; Director Sarver; and Director Taylor. The Executive Committee did not meet in 2021. The Committee, subject to the supervision and control of the Board of Directors, has been delegated substantially all of the powers of the Board to act between meetings of the Board, except for certain matters reserved to the Board by law.

Compensation and Retirement Committee. The current members of the CRC are Director Davis, who chairs the Committee; Director Johnson; and Director Elmore. All three (3) members of the CRC are independent. The CRC’s primary duties and responsibilities are to: (1) review, evaluate, and determine annually compensation of the Chief Executive Officer and President; (2) review, evaluate, and approve annually compensation of each other named executive officer; (3) review, evaluate, and approve annually compensation of the other members of the Senior Management Team; (4) review, evaluate, and approve all incentive and equity-based compensation; and (5)  review, evaluate, and approve the proxy statement Compensation Discussion and Analysis and the CRC report. While the CRC receives input from the Chief Executive Officer and President, who play a significant role in the compensation setting process, as well as other members of management, as needed, the ultimate decision regarding compensation of the named executive officers rests with the CRC. Further, the Chief Executive Officer and President do not participate in these matters as they relate to their respective compensation. For a full discussion of the CRC and management’s respective roles administering the executive compensation program, please see the Compensation Discussion and Analysis. The CRC does not delegate any of its responsibilities to subcommittees, except as it relates to the day-to-day administration of benefit plans. The CRC held seven (7) meetings in 2021. The CRC’s report is on page 26.

Compensation and Retirement Committee Interlocks and Insider Participation. None of the members of the CRC are or were formerly employed by the Corporation or any of its subsidiaries in the last completed fiscal year. None of the named executive officers of the Corporation currently serve or previously served on any compensation committee or any board of directors of another company of which any of the Corporation’s Board members were also an executive officer.

Governance and Nominating Committee. The current members of the GNC are Director Elmore, who chairs the Committee; Director Davis; Director Sarver; and Director Price.  All four (4) members of the Committee are independent. The Committee’s responsibilities include the selection of director nominees for Board service and the development and review of governance guidelines. The Committee also: (1) oversees evaluations of the Board, as well as director performance and Board dynamics; (2) makes recommendations to the Board concerning the structure and membership of Board committees; and (3) reviews, approves, and ratifies significant transactions with related persons. This Committee held six (6) meetings in 2021.

Anti-Hedging Policy

All of the Corporation’s directors, officers and employees are subject to the First Community Bankshares, Inc. Insider Trading Policy. The Insider Trading Policy provides that insiders (defined as directors, officers, employees, and independent contractors and those in a special relationship with the Corporation such as auditors, consultants or attorneys, who possess material, non-public information) and their related persons should not engage in any transactions that suggest they are speculating in the Corporation’s securities. The Insider Trading Policy prohibits insiders and their related persons from trading in options, warrants, puts and calls or similar instruments on Corporation securities or selling Corporation securities “short” or “selling against the box.” The Insider Trading Policy also prohibits insiders and their related persons from holding Corporation securities in margin accounts. The Insider Trading Policy discourages insiders from engaging in hedging transactions, such as “cashless” collars, forward sales, equity swaps and other similar arrangements and requires that any such transaction be carefully reviewed by the Insider Trading Officer (the General Counsel of the Corporation or their designee) prior to the insider entering into such transaction to determine whether such transaction would violate the Insider Trading Policy. The Insider Trading Policy contains an addendum with more restrictive requirements, including a prohibition on trading during standard quarterly blackout periods that apply to certain designated insiders, including executive officers and directors.

Environmental, Social, and Governance (“ESG”) Framework

We believe in developing and nurturing mutually beneficial relationships with customers, shareholders, and employees. Our ESG framework is built around this mission statement. While our efforts in this regard are shown throughout this proxy statement, below are some highlights of our program.

Human Capital. We believe in investing in our most valuable corporate resource -- our people!  In 2021, the Corporation engaged compensation consultant Pearl Meyer & Partners, LLC to review each position in the organization, identify a market comparable, and provide benchmark data for competitive market pay. Based on the results of this exercise, the company increased employee base compensation by approximately $2.4 million.  Simultaneously with this project, we updated job descriptions to ensure that expectations were clearly communicated and evaluation of those specific expectations could be easily accomplished.  We also revamped our salary administration practices, including the introduction of a pay grade structure which fosters greater consistency across the organization and increased transparency for employees in career path planning.

In addition to competitive base compensation, we offer competitive benefits to attract and retain the best employees possible, including the ability to participate in our qualified defined contribution Employee Stock Ownership and 401(k) plan, discussed further on page 24. For 2021, the Board approved matching all employee contributions to their 401(k) plan account dollar-for-dollar up to 8% of each employee’s compensation. A portion of the match is provided in the form of Corporation stock to promote employee ownership of the Corporation throughout the organization. We support work-life balance by offering paid time off for vacation, holidays, and personal leave, including parental involvement in schools. We also provide employees with 24 hours per year of compensated time to volunteer in their communities through our FCB Cares Volunteer Program. We strive to maintain a safe and healthy work environment and have adopted policies and practices to foster employee health including our employee wellness program and safety measures to reduce the spread of COVID-19. For 2021, employees were also granted ten (10) additional days of compensated absence for use in certain COVID related scenarios. We provide an Employee Assistance Program that includes clinical services and counseling options to employees and their families and access to financial, legal, and work-life balance resources.  Generous educational assistance opportunities are also available to employees to help our team members improve on-the-job proficiency and to prepare them for advancement within the Corporation.

We believe in diversity and are committed to fostering, cultivating, and preserving a culture of diversity and inclusion. Our goal is for the Corporation to be reflective of the communities and people we serve. Consistent with these efforts, 25% of Directors on the Board are women.  Women also comprise 25% of the Senior Management Team and 58% of managers who report directly to the Senior Management Team. We foster an equal opportunity environment, encouraging non-discriminatory practices, and we have strict policies in place that prohibit any form of harassment, retaliation, or intimidation. We have a strong Whistleblower Policy that provides for multiple reporting channels, including anonymous reporting directly to the ACER Committee, and we pride ourselves in adherence to our Standards of Conduct.

Social Capital. We believe in building strong, enduring relationships with our customers and the communities we serve.  We build relationships with customers by offering a robust selection of products and services to meet their financial needs, including online and mobile banking tools and live Interactive Teller Machines to provide convenient, 24/7 access to financial resources.

We give back to our communities. In 2021, we contributed in excess of $130,000 to the communities we serve, nearly $22,000 of which was through our matching gifts program, an employee benefit designed to enhance employee charitable giving to qualified charitable organizations. Contributions supported the efforts of community organizations that are engaged in literacy programs, community revitalization, and the fight against substance abuse, homelessness, and hunger. Our employees engaged in acts of volunteerism, providing more than 300 hours of community service to organizations supporting affordable housing, economic development, financial literacy, affordable health care, youth athletics, and fighting substance abuse.  We originated $29 million in loans to organizations providing rural health care services, critical municipal infrastructure, economic development, community revitalization, and job creation. We also originated more than 1,900 small business loans totaling $189.5 million, including 629 Paycheck Protection Program loans totaling $31.5 million, in support of small and medium sized businesses in the communities we serve.

We also support the future of our communities through our generous financial and other support of local schools within our footprint, our participation in various financial education programs, and the First Community Bankshares, Inc. Scholarship Program, which provides an annual award of $3,000 to an eligible dependent child of a First Community employee who is seeking higher education.

Corporate Governance. We believe in good corporate governance. In 2021, we were actively engaged with multiple shareholders and are committed to regular and open communications. In response to shareholder engagement, a modified majority voting standard, outlined on page 4, was adopted for election of directors in uncontested director elections. Over 75% of our directors, including all non-management directors, are independent under NASDAQ standards and our director independence standards follow the definitions established by the SEC, NASDAQ, and the FDIC. All directors serving during 2021 attended more than 75% of board and applicable committee meetings and no director serves on an excessive number of outside boards. All directors and executive officers are subject to our rigorous Stock Ownership Guidelines, which include holding requirements for all stock granted by the Corporation, and are prohibited from engaging in certain transactions in our common stock including margin accounts, short selling, trading derivative securities, and hedging. The Corporation’s Stock Ownership Guidelines are more thoroughly outlined on page 24. The CRC conducts annual performance evaluations of the named executive officers and both the Board of the Corporation and its banking subsidiary perform annual self-assessments. Executive incentive and equity compensation are subject to clawback provisions.

Sustainability. We believe in longevity. Having served the financial needs of our communities since 1874, we understand what creates sustainable value to our shareholders, customers, and communities. We serve an essential role in the economies of our communities by facilitating the transfer of financial capital to their most productive activities, including lending for infrastructure, real estate development, community revitalization, and other projects.  Our executive compensation program is designed to balance business risk with sound financial policy and shareholders' interests, and to align the interests of our executive officers with the long-term interests of our shareholders by encouraging growth in the value of the Corporation and our shareholders' investments.  We have a robust business continuity management program, overseen by the Chief Risk Officer, that manages the threats and impacts associated with a potential disruption in key resources, including people, equipment, facilities, technology, and suppliers. Our business continuity plans include a pandemic response plan, which has been fully implemented in response to the COVID 19 pandemic.  We have comprehensive policies and procedures to guide the management of strategic, regulatory, legal, operational, and other risks.

Environmental. We believe in preparing for tomorrow. We support utilizing technology and digital channels, including payments, credit, savings, remittances, mobile banking, online account opening, imaging systems, and a board portal for providing board materials and information. We provide access to our proxy materials by Internet in accordance with the “notice and access” proxy rules. We also promote the utilization of electronic deposit account statements and e-signature technology, which promotes efficiency and paper reduction.  Additionally, we work primarily with shred vendors who recycle our shred waste.

PROPOSAL 2: NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the Corporation is requesting shareholder approval of the compensation of its named executive officers as disclosed in this proxy statement. This proposal, commonly known as a “say-on-pay” proposal, gives shareholders the opportunity to express their views regarding named executive officers’ compensation. The vote is not intended to address any specific items of compensation, but rather the overall compensation of named executive officers and the philosophy, policies, and practices described in this proxy statement. The Corporation believes that the compensation of named executive officers is straightforward, uncontroversial, and designed to discourage executives from taking excessive risk. We believe executive compensation is, in large part, Corporation performance based and not excessive but sufficient to be competitive with peers and retain the talent and skill required to run the corporation at the profitability levels historically enjoyed by shareholders.  Accordingly, the following resolution is submitted for shareholder approval.

RESOLVED, that the Corporation’s compensation paid to the Corporation’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the CD&A, executive officer compensation tables, and related narrative discussion, is hereby APPROVED.

The “say-on-pay” vote is an advisory vote, which is not binding on the Corporation. However, the Board and the CRC value the opinions expressed by shareholders through their vote on this proposal and will carefully consider the outcome of the vote when making future compensation decisions with respect to the Corporation’s named executive officers.

At the 2020 Annual Meeting, the majority of shareholders, at the recommendation of the Board, supported a frequency of every three (3) years for future shareholder advisory votes on executive compensation. However, starting with the 2021 Annual Meeting, the Board determined that an annual “say-on-pay” vote provided shareholders more timely input and provided the Board more targeted and consistent feedback for use in effectively implementing changes, as needed, to executive compensation. Accordingly, “say-on-pay” votes will be held on an annual basis.

The Board of Directors unanimously recommends a vote FOR this proposal.

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis explains our executive compensation program for our named executive officers listed below. It also describes the process followed by the CRC for making pay decisions, as well as its rationale for specific decisions related to 2021.

Named Executive Officer	Position
William P. Stafford, II	Chief Executive Officer
Gary R. Mills	President
David D. Brown	Chief Financial Officer
Jason R. Belcher	Chief Operating Officer
Sarah W. Harmon	Chief Administrative Officer, General Counsel, and Corporate Secretary

All named executive officers are part of the Senior Management Team, which also includes certain other key officers and executives of subsidiaries who are generally subject to the same compensation programs and governance policies.

Executive Summary

Business Overview and Financial Highlights. The Corporation is the holding company of a high performing community bank with over $3 billion in total assets. We serve our customers through our network of forty-nine branch locations. Our consistent strong earnings, solid asset quality, and excellent capital management are hallmarks of our performance. Key highlights from 2021 include:

•	Strong return on average assets of 1.63% compared to recent Federal Reserve peer averages of 1.25%
•	Earned $51.17 million in net income for the year
•	Increased the regular cash dividends to shareholder for the twelfth consecutive year
•	Repurchased 949,386 common shares, or 5.36% of outstanding shares of the Corporation
•	Maintained a strong allowance for credit losses of 1.29% of total loans
•	Maintained solid asset quality with total nonperforming assets to total assets of 0.73%
•	Maintained excellent regulatory relations
•	Continued to be well-capitalized based on all regulatory guidelines, with capital ratios well in excess of the regulatory requirements

Say-on-Pay and Shareholder Engagement. Each year, we carefully consider the results of our previous shareholder say-on-pay vote. In 2021, approximately 76% of the votes cast supported our executive compensation decisions. We periodically engage with shareholders on executive compensation and other corporate governance issues. Based on the feedback we received, our shareholders indicated broad support of our executive compensation program. We will continue to keep an open dialogue with our shareholders to help ensure that we have a regular pulse on investor perspectives.

Best Compensation Practices and Policies. Our executive compensation program includes practices and policies that promote sound compensation governance and are in the best interests of our shareholders and executives:

What We Do		What We Don’t Do
☑	Place a heavy emphasis on variable compensation	☒	No "single trigger" change-in-control cash payments
☑	100% of annual long-term incentives are performance based	☒	No tax gross-ups
☑	Conduct incentive risk reviews	☒	No option backdating or repricing
☑	Recoup equity awards through a clawback policy	☒	No hedging
☑	Use an independent compensation consultant	☒	No recycling of shares granted under equity plans except forfeited
☑	Require executives and directors to own shares through rigorous stock ownership and holding guidelines		or terminated shares

What Guides our Program

Compensation Philosophy and Objectives. The overall objectives of the executive compensation program are to align the long-term interests of our named executive officers and other executives as closely as possible with those of shareholders and to motivate high performing executives to continue with the Corporation for long, productive careers. The Board’s belief is that shareholder value is created over time through consistent financial and operating performance coupled with strong leadership. This overriding objective affects all elements of the compensation program.

Components of Executive Compensation. The principal components of the executive compensation program are:

●

Base Compensation. Base compensation is intended to provide the executive with regular living income with which to provide for their needs and the needs of their family.  Each named executive officer’s base compensation depends on the scope of their duties, individual performance, length of service, and leadership ability. Current base compensation decisions include an objective evaluation of adjustments relative to peers (within and outside the Corporation). Base compensation is paid in the form of cash at regular payroll intervals along with all other employees of the Corporation and is reviewed by the CRC annually.

●

Annual Incentive Compensation. Annual incentive compensation is intended to directly incentivize the executive to maximize the financial performance of the Corporation while not taking excessive risk.  For each named executive officer, the CRC has historically awarded cash and restricted stock as incentive compensation. Beginning in 2022 for 2021 performance, annual incentive compensation will be in the form of cash.  Payment of any incentive compensation is completely at-risk and determined based on the Corporation's previous year’s performance as evaluated by the CRC. The Chief Executive Officer and President present their recommendations for Senior Management Team annual incentive compensation for consideration and approval to the CRC, but do not deliberate on their own compensation.

●

Long-Term Equity Compensation. The Corporation’s equity compensation program is designed to align executives’ interests with those of shareholders and to reward long-term performance. The CRC uses stock options and restricted stock awards which are designed to deliver reasonable, but meaningful, equity interests in the Corporation.  Payment of any equity compensation is completely at-risk and has historically been determined based on the Corporation's previous year's performance as evaluated by the CRC.   Beginning in 2022, vesting of equity awards granted each year will be contingent on future years' performance of the Corporation.

In addition to these principal components, the compensation program also includes retirement programs available to all employees and an option to defer compensation. Perquisites are limited and are generally business-related and granted to facilitate the efficiency and productivity of our executives.

Pay Mix. The Corporation’s pay-for-performance philosophy is reinforced through variable compensation, which is an important underpinning of the Corporation’s compensation framework. For 2021, total variable compensation was approximately 36%, as graphically illustrated in the charts below.  The reduced percentage of variable compensation in 2021 as compared to 2020 results from lower incentive paid in 2021 for 2020 performance.  Incentive compensation based on the Corporation's exceptional performance in 2021 will be paid in March 2022.

The Decision-Making Process

The Role of the CRC. The CRC is responsible for administering the Corporation’s executive compensation program in a manner consistent with the compensation philosophy. Details of the CRC’s authority and responsibilities are specified in its charter, which is available at www.firstcommunitybank.com under Investor Relations. Under the CRC’s charter, it has authority to review and approve the total compensation, including base salary, cash and equity incentives, benefits, and other compensation of the named executive officers.

In making its deliberations, the CRC’s goal is to achieve a balance of fixed and variable compensation that contributes to the attraction and retention of highly qualified executives and ensures that the Corporation’s executive compensation remains competitive over the long term. While the CRC does not use formulas in determining the level or mix of compensation for named executive officers, it evaluates a wide range of quantitative and qualitative factors, which include consistency in reaching targeted goals, the ability to perform in both good and challenging economic times, a history of integrity, evidence that the named executive officer uses good judgment, and the executive’s ability to lead and create future value for the Corporation. In evaluating sustained performance, the Corporation gives weight to the relative performance of each named executive officer in their particular industry segment or function. The CRC also places substantial weight on the Corporation’s overall financial success, including achievement of short- and long-term strategic goals and annual financial results.

In connection with its analysis, the CRC also reviews and considers information provided by its independent compensation consultant and surveys to determine the appropriate level and mix of base salary, incentive pay, and other elements of compensation. The CRC reviews both compensation and performance of peer companies as just one among several factors to inform its decisions so it can set total compensation levels commensurate with the Corporation's performance and strategic initiatives.

The CRC meets at least annually to evaluate the performance, establish performance objectives, and determine compensation for the Chief Executive Officer and President. The Chief Executive Officer and President are not present for any deliberations regarding their compensation. The CRC also annually reviews, evaluates, and approves the following compensation for the other named executive officers and Senior Management Team: base compensation, any incentive compensation, and any long-term equity compensation.

The Role of Senior Management. Each of the named executive officers, except the Chief Executive Officer and President, is a leader of several business units or functions of the Corporation’s banking subsidiary in their areas of expertise. As part of the Senior Management Team, each reports directly to Mr. Mills in his capacity as President of the Corporation and as the Bank’s Chief Executive Officer and President. Mr. Mills then develops the objectives that each individual is expected to achieve, which is derived largely from the Corporation’s financial, budget, and strategic planning processes. Performance is assessed annually, and each named executive officer’s individual performance is assessed against the objectives, the Corporation’s overall performance, and the performance of the named executive officer’s business unit or function. The Chief Executive Officer and President then propose base compensation levels, including any adjustments, as well as any proposed annual incentive compensation or long-term equity compensation for each named executive officer to the CRC. The CRC then considers proposed annual incentive compensation and/or long-term equity compensation, if any, for the named executive officers, other members of the Senior Management Team, and other employees.

The Role of the Independent Compensation Consultant. As part of the Corporation’s ongoing effort to ensure its compensation program complies with industry best practices and meets or exceeds enhanced levels of regulation and scrutiny on executive compensation, the CRC exercises its authority to retain independent compensation consultants, as needed, to provide technical advice and information related to Board and executive compensation. In early 2021, Pearl Meyer & Partners, LLC ("Pearl Meyer") was engaged as the CRC’s independent compensation consultant.

Pearl Meyer reports directly to the CRC and does not provide any additional services to management, although representatives of the firm may meet with members of management, including the Chief Executive Officer and Senior Management Team, for purposes of gathering information on proposals that management may make to the CRC. The CRC has conducted an independence assessment of Pearl Meyer in accordance with SEC rules and concluded that Pearl Meyer is independent.

Peer Groups/Benchmarking Practices.  In 2021, the CRC engaged Pearl Meyer to conduct a benchmarking and peer group exercise.  As a result of this exercise, Pearl Meyer presented to the CRC a recommended peer group that utilized as the primary criteria for inclusion publicly traded U.S. banks with asset sizes of $1.9 billion to $6.2 billion.  The CRC considered the "compatibility" and "comparability" of each company when selecting the 2021 peer group.  The CRC reviewed, among other things, each peer company's asset size, earnings, geographic location, organizational structure and governance, number of employees, number of branch offices, and service offerings.

Following selection and approval by the CRC of the peer group, the Corporation was positioned near the median of the group in terms of asset size.  As a result, during 2021, the CRC compared the principal elements of total direct compensation against the peers listed below:

Republic Bancorp, Inc.	City Holding Company	Community Trust Bancorp, Inc.
Peoples Bancorp Inc.	CNB Financial Corporation	Stock Yards Bancorp, Inc.
Carter Bankshares, Inc.	HomeTrust Bancshares, Inc.	SmartFinancial, Inc.
Summit Financial Group, Inc.	American National Bankshares, Inc.	Reliant Bancorp, Inc. (1)
Mid Penn Bancorp, Inc.	Capstar Financial Holdings, Inc.	Orrstown Financial Services, Inc.
ACNB Corporation	Howard Bancorp, Inc. (2)	Southern First Bancshares, Inc.
MVB Financial Corp.	Codorus Valley Bancorp, Inc.	C&F Financial Corporation
Shore Bancshares, Inc.

(1) Merged with United Community Banks, Inc. in January 2022.

(2) Merged with F.N.B. Corporation in January 2022.

In addition to the selected peer group, the CRC also considered the executive compensation of peer companies used by proxy advisory firms to ensure reasonable overlap.

As part of the benchmarking exercise, the CRC reviewed relevant market and survey data on comparable banking organizations as well as other analyses provided by Pearl Meyer.

Executive positions were matched to the survey and/or proxy data based on job duties using the appropriate scope for asset size.  In addition to reviewing the respective data, the CRC considered recommendations of other key executives, including the Chief Executive Officers.

2021 Executive Compensation Decisions in Detail

Base Compensation. Base compensation levels are established annually under a methodology intended to maintain parity among the Senior Management Team based on levels of responsibility and the competitive market for executives in comparable positions. Base salary is a critical element of executive compensation because it provides executives with a fixed level of income. In determining base compensation, the CRC considers qualifications and experience, scope of responsibilities, future potential, established goals and objectives, past performance, competitive salary practices at peer companies, internal pay equity, and the tax deductibility of base compensation.

Based on the above criteria, the Chief Executive Officer and President recommend base compensation for all named executive officers to the CRC for its consideration, except the Chief Executive Officer and President do not participate in their respective base compensation determinations. The CRC then considers and approves or declines base compensation adjustments for all named executive officers. Based on the above criteria, the CRC also adjusts base compensation for the Chief Executive Officer and President.

The following table outlines the base compensation adjustments which were made in 2021 based on the above-described base compensation considerations.

Named Executive Officer	2020 Base Compensation	2021 Base Compensation *	% Change
William P. Stafford, II	$420,000.00	$450,000.00	6.67%
Gary R. Mills	$567,000.00	$600,000.00	5.50%
David D. Brown	$267,509.00	$305,000.00	12.29%
Jason R. Belcher	$264,998.00	$305,000.00	13.12%
Sarah W. Harmon	$185,000.00	$280,000.00	33.93%

*Adjustments were made to base compensation for the named executive officers, as well as other members of the Senior Management Team, in 2021 based on peer and other data as a result of the CRC's engagement with Pearl Meyer and the subsequent independent review of compensation.  As these adjustments were made mid-year, the 2021 base compensation listed in the table above is not the amount of base compensation actually received in 2021, as reflected in the Summary Compensation Table on Page 27.  Rather, this is the annualized amount of each executive's current base compensation as of December 31, 2021.  This is compared against annualized base compensation as of December 31, 2020.

Annual Incentive Compensation for 2021. In 2021, based on 2020 performance, annual incentive awards earned were paid to named executive officers in the form of cash bonuses (75%) and grants of Corporation stock (25%), subject to a two-year restriction period.  Awards were based on certain evaluation criteria, including Corporation performance compared to strategic objectives as measured by incentive compensation scorecards, and the overall financial and strategic performance of the Corporation. Scorecards were developed and/or reviewed by the CRC in conjunction with review of the Corporation’s strategic plan, objectives, and annual financial budget, during which the Corporation’s performance and growth opportunities are analyzed and goals and objectives are established for the upcoming year(s). These objectives include both objective financial metrics and quantitative and qualitative strategic and operational goals. Financial measurements within the scorecard are calculated using audited financial information obtained from the Corporation’s filed Form 10-K.

The scorecard defines suggested maximum incentive award opportunities as a percentage of each executive’s base salary based on the achievement of predetermined return on average equity (“ROAE”) performance levels. For 2021, based on 2020 performance, no incentive awards are earned if annual ROAE is less than 8.50%.

The scorecard reviews predetermined key performance indicators (“KPI’s”) which also align with the Corporation’s strategic plan objectives and annual financial budget, but focus specifically on selected performance goals of the Corporation. Each KPI is assigned a weighting. The KPI’s for 2020 included:

●	Return on Average Assets (“ROAA”);
●	Earnings Per Share (“EPS”); and
●	Efficiency Ratio.

A performance objective, or target, is established for each KPI. Recognizing the difficulty in precisely defining the appropriate target, and to further discourage imprudent or excessive risk taking to meet a particular KPI, a range of acceptable performance is defined representing the minimum level of performance and maximum level of performance relative to target that results in incentive compensation credit for that KPI.

The CRC retains discretion to reduce or eliminate the award indicated by the above-described process based on its assessment of overall corporate and individual performance. In 2020, the Corporation’s ROAE was 8.54% which resulted in annual incentive compensation paid in 2021 (as further outlined in the Summary Compensation Table) of 15.18% of each named executive officer’s annualized base compensation as of December 31, 2020.

Revisions to Annual Incentive Compensation.  In 2021, the CRC requested that Pearl Meyer review the Corporation’s methodology for awarding annual incentive compensation.  As a result of this review, the CRC retained Pearl Meyer to assist in designing a written plan.  The CRC is preparing a new executive annual incentive plan (the “Executive Incentive Plan”) that will be used for the grant of annual cash incentive compensation going forward, and which should be fnalized in March 2022.

Under the Executive Incentive Plan, target opportunities for the executives will continue to be set as a percentage of each executive’s base compensation, will be based on the achievement of a pre-determined financial measure and several predetermined KPI’s that align with the Corporation’s strategic plan, and will be distributed in cash; however, the new financial return performance range and the performance range for the KPI’s will be based on the prior three-year average results of banks comprising the peer group along with other information deemed relevant by the CRC such as the Corporation’s historical and projected performance, changes in accounting regulations and tax rates, and economic factors impacting the banking industry.   In addition, the CRC’s discretion in the award process will be greatly reduced under the new Executive Incentive Plan.  Under the prior methodology, CRC discretion accounted for one-fourth of the overall potential payout and the CRC had ultimate discretion with respect to the remaining KPIs.  However, under the new Executive Incentive Plan, the CRC will only have discretion to reduce the award calculated under the plan if the CRC believes a calculated award to be inconsistent with the best interests of the Corporation or shareholders, such as based on the CRC’s assessment of individual executive performance.

The CRC believes that adopting a  new written plan will provide greater clarity and transparency than the current methodology. Specifically,  the performance range under the Executive Incentive Plan will be based on peer group results which significantly limits the CRC’s discretion in setting the performance range and determining whether the performance goals have been achieved.

Long-Term Equity Compensation. The CRC believes that long-term equity compensation supports the Corporation’s commitment to sound corporate governance, aligns the financial interests of executives with the interests of shareholders, specifically discourages imprudent, unreasonable, or excessive risk taking, and rewards executives and leaders of core functional business units for achievement of the Corporation’s long-term strategic goals. Long-term equity compensation also supports the Corporation’s leadership retention objectives and reinforces a strong ownership culture. The CRC believes a meaningful portion of the Corporation’s named executive officers’ compensation should be in the form of long-term, equity compensation. However, as discussed below, the Corporation must meet a required level of performance before any long-term equity compensation is awarded.  The CRC will not grant any equity compensation in any year in which the Corporation’s minimum three (3)-year rolling ROAE is below 8.5%, or such other minimum ROAE as determined by the CRC from time to time considering economic conditions, operating results, and adjustments to the Corporation’s strategic plan goals. The financial measurements utilized in the administration of the equity compensation methodology are calculated using audited financial information.

When granting restricted stock to named executive officers or other members of the Senior Management Team, the CRC determines the applicable vesting schedule for the granted shares reflecting attainment of designated performance goals, service to the Corporation through a prescribed future date, and/or other criteria specified in the award documents. Under the plan, the CRC may provide for the payment of any applicable dividends paid with respect to any shares of Common Stock subject to a restricted stock award during the period prior to lapse.

Utilizing this methodology, on March 19, 2021, the CRC awarded long-term incentive equity compensation under the 2012 Plan to the named executive officers in the form of restricted Common Stock of the Corporation. Such shares were subject to a ratable three (3)-year vesting schedule and were further subject to a five (5)-year holding period subsequent to vesting.  However, on November 3, 2021, the CRC approved the exchange of these unvested restricted stock awards for unvested  stock options  of equivalent value. These stock options will vest over a period of three years. The CRC elected to approve the aforesaid exchange of the unvested restricted stock awards for unvested stock options after the Corporation initiated a review of its restricted stock awards under the 2012 Plan in response to a shareholder letter received in June 2021. The shareholder letter alleged that, although the Corporation complied with the overall share issuance limit in the 2012 Plan, grants of restricted stock and performance awards prior to 2021 allegedly exceeded a sub-limit in the 2012 Plan that limited the award of certain forms of restricted stock, restricted stock units, or performance awards to 300,000 shares.

The Corporation disagrees with the assertion in the shareholder letter.  Nevertheless, the CRC took the above-described actions prior to vesting of the restricted share awards in order to ensure that the Corporation remained in compliance with the referenced sub-limit during 2021.

The 2012 Plan expires by its own terms in 2022.  Accordingly, any long-term incentive compensation granted in 2022, or in subsequent years, will be granted under the 2022 Plan, subject to shareholder approval of the same at the Annual Meeting.  Beginning in 2022, the CRC intends to award most long-term equity compensation to named executive officers and other members of the Senior Management Team in the form of Performance Restricted Stock with a three-year cliff vesting schedule.

Other Practices, Policies, and Guidelines

Stock Ownership Guidelines. The Corporation previously adopted the First Community Bankshares, Inc. Stock Ownership Policy, which encourages ownership of the Corporation’s Common Stock by the directors, named executive officers, and other members of the Senior Management Team in order to align the interests of the Corporation’s key decision makers with the Corporation’s shareholders. For each named executive officer, except the Chief Executive Officers of the Corporation and First Community Bank, the guidelines require Corporation stock ownership of value equal to 2.5 times the officer’s base compensation. For the Chief Executive Officers, the guidelines require ownership of value equal to 3.5 times that Chief Executive Officer’s respective base compensation. In addition to all holding requirements or other restrictions placed upon granted stock or options pursuant to the respective grant agreement as discussed above, the Stock Ownership Policy requires all directors, named executive officers, and other members of the Senior Management Team to hold all shares received as the result of the vesting or payment of any equity awards or obtained by exercising stock options which were granted from and after the original effective date of this policy until such time as the holder is in compliance with this policy. Notwithstanding anything else in this section, members of the Senior Management Team and directors may immediately sell shares acquired by exercising stock options for the limited purposes of paying the exercise price of the stock option and any applicable tax liability.

Each year, the CRC receives a report regarding Senior Management Team and director compliance with this policy. As of December 31, 2021, all officers and directors are in compliance with the restrictions contained in the policy and have met or are making satisfactory progress toward meeting their respective guideline level, many of which increased in 2021. Based upon the holding requirements, no specific timeline for achieving the guideline level has been established.

Clawback Policy. Restricted shares granted to named executive officers or other members of the Senior Management Team as long-term equity compensation are subject to clawback. The Corporation’s clawback policy requires recoupment if the Corporation is required to prepare an accounting restatement due to the Corporation’s material noncompliance with any financial reporting requirement under applicable securities laws which would result in the restatement of the Corporation’s financial statements. In the event of a clawback, the executive officer agrees to return the entirety of the award to the Corporation. Awards will not be subject to clawback due to immaterial corrections or changes to the Corporation’s relevant financial statements or due to a restatement that is voluntary or self-imposed by the Corporation.

Anti-Hedging Policy. All named executive officers of the Corporation are subject to the First Community Bankshares, Inc. Insider Trading Policy, inclusive of its anti-hedging provisions. For more information, please see page 15.

Retirement Plans. The Corporation maintains certain retirement plans for some or all employees as follows:

KSOP Plan.

The Corporation offers to most of its employees, including the named executive officers, a qualified defined contribution Employee Stock Ownership and 401(k) plan known as the “KSOP". The KSOP Plan is administered by the CRC.

WRAP Plan.

The First Community Bankshares, Inc. Deferred Compensation Plan, referred to as the WRAP, is a voluntary, non-tax qualified deferred compensation plan available to certain employees, including all named executive officers. Under the WRAP, participants may defer a portion of their base and/or annual incentive compensation. The WRAP is intended to mirror the Corporation’s qualified KSOP and may include a discretionary match that coincides with a match made to the KSOP to the extent participants cannot otherwise receive the full match in the KSOP.

SERP.

The Corporation previously provided a defined retirement benefit to certain named executive officers and certain other key employees pursuant to a supplemental executive retention plan (the “SERP”). The SERP is unfunded and was designed to provide a benefit at or after age sixty-two (62) upon separation from service. The benefit was targeted at a maximum of thirty-five percent (35%) of final average compensation subject to an annual benefit limit of $80,000. Final average compensation was calculated as the average of the participant’s last three (3) full calendar years’ compensation, which compensation would have been determined by assuming a three percent (3%) compound annual rate of increase to the participant’s annualized base monthly salary as of the date that the participant enters the SERP. Vesting was on a graded schedule as follows: twenty-five percent (25%) vesting after five (5) years of service; fifty percent (50%) vesting after ten (10) years of service; seventy-five percent (75%) vesting after fifteen (15) years of service; an additional five percent (5%) vesting for each year of service beyond fifteen (15) years, and full vesting after twenty (20) years of service or upon reaching age sixty-two (62).  As of December 31, 2021, the SERP was frozen to new participants, further vesting, and further accruals.  All current participants will receive, upon separation from service at or after age sixty-two (62), only such benefit as was accrued and vested as of December 31, 2021.

Other Benefits and Perquisites

Named executive officers participate in other employee benefit plans generally available to all employees on the same terms as similarly situated employees. These plans include medical, dental, group life insurance, and group disability programs, as well as flexible spending accounts for reimbursement of medical expenses. The Corporation does not provide excessive perquisites to its executive officers, and those perquisites offered are business-related and granted to facilitate the efficiency and productivity of our executives. Named executive officers, at the discretion of the CRC, may be eligible for executive life insurance, club dues, and automobile allowance. The costs associated with providing these benefits and other items of compensation for named executive officers are reflected in the Summary Compensation Table on page 27. A chart disclosing the value of these additional items is found on page 28 entitled “All Other Compensation and Benefits.”

Employment Agreements

The Corporation provides named executive officers with written employment agreements. Each agreement is consistent with the prototype agreement previously reported on a Form 8-K filed on April 16, 2015. Accordingly, the Corporation maintains uniformity among the named executive officers concerning the terms of their employment. The agreements have an initial term of three (3) years and automatically extend for an additional year each January 1st unless the Corporation or the respective executive gives notice that the employment term will not be extended. There are no golden parachute, tax gross-up, or other similar type provisions contained in these contracts.

Each agreement provides for continuation of base compensation for thirty-six (36) months in the event of a change of control coupled with terminated employment either without “Cause” by the Corporation or by the executives for “Good Reason” (as these terms are defined in the agreements). The Corporation may terminate the employment of any executive at any time for “Cause” without further obligation. If the Corporation terminates employment for any reason other than for “Cause” or the executive terminates their employment for “Good Reason,” the Corporation will generally be obligated to provide compensation and benefits specified in the agreement for the balance of the term of the agreement. Upon the termination of employment, the executive will be subject to non-competition and non-solicitation restrictions. If the executive dies while employed by the Corporation, the Corporation will pay their estate through the end of the month in which their death occurs. If their employment is terminated as a result of permanent disability as determined pursuant to the agreement, then the Corporation has the right to terminate employment before the end of the applicable term. See the section entitled “Potential Payments Upon Termination,” including the related tables, beginning on page 32 for an estimate of the benefits that the named executive officers would be entitled to receive pursuant to their respective employment agreements under various employment termination scenarios.

Risk Considerations

The CRC views the Corporation’s compensation program with a long-term focus. Under the program, an executive may achieve the greatest amount of compensation through the Corporation’s sustained superior performance over long periods of time. The Corporation believes this provides a strong incentive to manage the Corporation for the long term with a clear message to avoid excessive risk in the near term. The CRC maintains full discretion to adjust compensation based on performance and adherence to the Corporation’s values.

In 2021, the CRC continued its extensive review of the relationship between risk management and incentive compensation to ensure that incentive compensation does not encourage engaging in unnecessary or excessive risks that threaten the value of the Corporation. The CRC concluded that the Corporation’s compensation policies and practices do not encourage excessive or inappropriate risk and instead encourage behaviors that support sustainable long-term value creation. For instance, the CRC does not use highly leveraged, short-term incentives that drive high risk investments at the expense of long-term company value. Rather, the Corporation’s annual incentive compensation is based on balanced performance metrics that promote disciplined progress focused on longer-term goals.

Tax Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code (the "Code"), publicly held corporations generally may not take a tax deduction for compensation in excess of $1 million paid to any named executive officer during any fiscal year. There was an exception to the $1 million limitation for performance-based compensation meeting certain requirements. However, as a result of changes made by the Tax Cuts and Jobs Act of 2017, starting with the 2018 fiscal year Section 162(m) prohibits deducting compensation, including performance-based compensation, in excess of $1 million paid to anyone who serves as the chief executive officer or chief financial officer, or who is among the three most highly compensated executive officers. The only exception to this rule is for compensation (including performance-based compensation) that is paid pursuant to a binding contract in effect on November 2, 2017, that would have otherwise been deductible under the prior Section 162(m) rules.

To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the CRC has not adopted a policy requiring all compensation to be deductible. However, the CRC considers deductibility under Section 162(m) with respect to compensation arrangements for executive officers. In 2021, none of the named executive officers received compensation that the Corporation could not deduct by reason of Section 162(m) either before or after the changes made by the Tax Cuts and Jobs Act of 2017.

Compensation and Retirement Committee Report

The CRC has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the CRC recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Corporation’s 2021 Annual Report on Form 10-K and the Corporation’s 2022 proxy statement. The following independent directors, who comprise the CRC, provide this report:

C. William Davis (Chairman)

Samuel L. Elmore

Richard S. Johnson

2021 Summary Compensation Table

						Change in
						Pension
						Value and
						Non-
						qualified
						Deferred	All
						Compen-	Other
Name of Individual /				Stock	Option	sation	Compen-
Capacities Served	Year	Salary	Bonus (1)	Awards (2)	Awards (3)	Earnings (4)	sation (5)	Total (6)

William P. Stafford, II	2021	$427,769	$47,832	$15,953	$92,096	$43,270	$64,076	$690,996
Chief Executive Officer	2020	420,000	196,875	149,657	-	40,218	60,731	867,481
	2019	420,000	165,375	139,167	-	45,793	56,601	826,936

Gary R. Mills	2021	575,551	64,573	21,552	124,339	52,121	84,796	922,932
President	2020	567,000	265,781	202,023	-	45,930	81,423	1,162,157
	2019	567,000	223,256	187,848	-	40,460	76,235	1,094,799

David D. Brown	2021	277,232	30,465	10,174	58,671	24,815	39,781	441,138
Chief Financial Officer	2020	267,509	125,395	95,318	-	20,719	36,956	545,897
	2019	267,509	105,332	88,655	-	36,456	36,575	534,527

Jason R. Belcher	2021	275,360	30,179	10,083	58,113	3,902	35,486	413,123
Chief Operating Officer	2020	264,998	110,156	83,743	-	14,119	31,144	504,160
	2019	223,465	80,721	67,925	-	-	28,319	400,430

Sarah W. Harmon	2021	230,370	21,069	7,043	40,586	-	25,341	324,409
Chief Administrative Officer,	2020	185,000	77,344	58,807	-	-	13,407	334,558
General Counsel, and
Corporate Secretary

(1)	Bonus paid in 2021 for 2020 performance.
(2)

All stock awards granted in 2021 were made under the 2012 Plan and represent 25% of each named executive officer’s discretionary incentive compensation granted on March 19, 2021, subject to a two (2) year clawback restriction. The stock grant amounts for 2021 reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(3)

On March 19, 2021, the named executive officers were awarded long-term equity compensation in the form of restricted stock, which was scheduled to vest ratably over a period of three (3) years.  However, on November 3, 2021, the CRC approved the exchange of these unvested restricted stock awards for unvested stock options of equivalent value.  The grant date fair value was calculated using the Black-Scholes-Merton model with the following assumptions:  risk-free interest rate of 1.24%, dividend yield of 3.568%, expected volatility of the market price of the Corporation's common stock of 33.083%, and average expected life of 5.4 years.

(4)

The amounts in this column represent the increase in the actuarial net present value of all future retirement benefits under the SERPs. The net present value of the retirement benefits used to calculate the net change in benefits was determined using the same assumptions used to determine the Corporation’s retirement obligations and expense for financial statement purposes. Additional information about the SERPs is included on page 26. We have not provided above-market or preferential earnings on any nonqualified deferred compensation and, accordingly, no such amounts are reflected in the table.

(5)	The amounts in this column are detailed on the following table entitled “2021 All Other Compensation and Benefits.”
(6)

Salary and bonus amounts paid to the named executive officers as a percentage of total compensation are as follows for 2021: Mr. Stafford, II – sixty-nine percent (69%); Mr. Mills – sixty-nine percent (69%); Mr. Brown – seventy percent (70%); Mr. Belcher – seventy-four percent (74%); and Ms. Harmon – seventy-eight percent (78%).

2021 All Other Compensation and Benefits

The Corporation provides the named executive officers with other perquisites and personal benefits as shown in the “All Other Compensation” column of the “2021 Summary Compensation Table.” The Corporation and the CRC believe these are reasonable and consistent with its overall compensation program and better enable the Corporation to attract and retain superior employees for key positions. The CRC periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers. The Corporation provides additional detail of those benefits in the tables below.

		Total
		Retirement
		Plan	Split Dollar	Executive
		Matching	Life	Life
Name of Individual	Year	Contribution	Insurance (1)	Insurance (2)	Perquisites		Total

William P. Stafford, II	2021	$37,589	$111	$16,776	$9,600	(3)	$64,076
	2020	35,699	103	15,329	9,600		60,731
	2019	32,884	97	14,020	9,600		56,601

Gary R. Mills	2021	49,967	-	15,888	18,941	(4)	84,796
	2020	47,415	-	14,515	19,493		81,423
	2019	43,615	-	13,363	19,257		76,235

David D. Brown	2021	24,150	-	4,825	10,806	(5)	39,781
	2020	22,946	-	4,410	9,600		36,956
	2019	21,289	-	4,050	11,236		36,575

Jason R. Belcher	2021	23,086	-	2,800	9,600	(3)	35,486
	2020	18,966	-	2,578	9,600		31,144
	2019	16,363	-	2,356	9,600		28,319

Sarah W. Harmon	2021	15,741	-	-	9,600	(3)	25,341
	2020	13,407	-	-	-		13,407

(1)	Imputed income on Corporation funded premiums or split dollar plans.
(2)	Corporation funded premium on executive life program.
(3)	Perquisites consist of automobile allowance.
(4)	Perquisites consist of $14,656 associated with a Corporation provided automobile and $4,285 country club dues.
(5)	Perquisites consist of $9,600 of automobile allowance and $1,206 country club dues.

Grants of Plan-Based Awards

The following table sets forth information concerning individual grants of stock awarded in fiscal year 2021 to the named executive officers.

					All Other		All Other			Grant
					Stock		Option			Date
					Awards:		Awards:		Exercise or	Fair
					Number of		Number of		Base Price	Value
		Estimated Future Payout Under			Shares or		Securities		of Option	of Stock
	Grant	Equity Incentive Plan Awards			Stock		Underlying		Awards	and Option
Name	Date	Threshold (#)	Target (#)	Maximum (#)	Units (#)		Options (#)		($/Sh)	Awards ($) (3)

William P. Stafford, II	3/19/2021				530	(1)	-		$-	$15,953
	11/3/2021						11,702	(2)	33.00	92,096

Gary R. Mills	3/19/2021				716	(1)				21,552
	11/3/2021						15,799	(2)	33.00	124,339

David D. Brown	3/19/2021				338	(1)				10,174
	11/3/2021						7,455	(2)	33.00	58,671

Jason R. Belcher	3/19/2021				335	(1)				10,083
	11/3/2021						7,384	(2)	33.00	58,113

Sarah W. Harmon	3/19/2021				234	(1)				7,043
	11/3/2021						5,157	(2)	33.00	40,586

(1)

Awards granted on March 19, 2021 are stock awards granted under the annual incentive compensation plan for performance in 2020. The shares are fully vested and are subject to a two (2) year clawback restriction.

(2)

On March 19, 2021, the named executive officers were awarded long-term equity compensation in the form of restricted stock, which was scheduled to vest ratably over a period of three (3) years.  However, on November 3, 2021, the CRC approved the exchange of these unvested restricted stock awards for unvested stock options of equivalent value.  These options will vest over a period of three (3) years.

(3)

Amounts reflect the aggregate grant date fair value of the stock and option awards computed in accordance with FASB ASC Topic 718. For the stock awards, the fair value was calculated by multiplying the shares awarded by the grant date closing price of $30.10 on March 18, 2021.  For options, the grant date fair value was calculated using the Black-Scholes-Merton model with the following assumptions:  risk-free interest rate of 1.24%, dividend yield of 3.568%, expected volatility of the market price of the Corporation's common stock of 33.083%, and average expected life of 5.4 years.

Outstanding Equity Awards at December 31, 2021

The following table includes information on the current holdings of unexercised stock options and stock awards that have not yet vested by the named executive officers as of December 31, 2021. Each equity grant is shown separately for each named executive officer.

	Option Awards				Stock Awards
							Equity Incentive
							Plan Awards
								Market or
							Number	Payout
							of	Value of
						Market	Unearned	Unearned
					Number	Value of	Shares,	Shares,
					of Shares	Shares or	Units or	Units or
					or Units	Units of	Other	Other
	Number of				of Stock	Stock	Rights	Rights
	Securities Underlying		Option	Option	That Have	That Have	That Have	That Have
	Unexercised Options		Exercise	Expiration	Not	Not	Not	Not
Name	Exercisable (1)	Unexercisable (2)	Price	Date	Vested (3)	Vested	Vested	Vested

William P. Stafford, II		11,702	$33.00	03/19/31	3,506	$117,171	-	$-

Gary R. Mills	865		24.65	02/05/35	4,733	158,177	-	-
	3,025		29.15	02/05/35
		15,799	33.00	03/19/31

David D. Brown		7,455	33.00	03/19/31	2,233	74,627	-	-

Jason R. Belcher		7,384	33.00	03/19/31	1,904	63,632	-	-

Sarah W. Harmon	1,496		20.15	04/22/26	1,378	46,053	-	-
	1,097		24.72	04/07/27
		5,157	33.00	03/19/31

(1)	All options listed in the exercisable column in the above table are vested.
(2)	The options granted on November 3, 2021 will vest equally over a period of three (3) years.
(3)

The market value is calculated by multiplying the number of the shares of restricted stock that have not vested by the price per share of the Corporation’s stock on December 31, 2021 of $33.42 per share.

2021 Options Exercised and Stock Vested

The following table provides information for the named executive officers with respect to (1) stock option awards exercised during 2021, including the number of shares acquired upon exercise and the value realized at such time, and (2) the number of shares acquired upon the vesting of restricted stock awards and the value realized at such time, before the payment of any applicable withholding tax and brokerage commissions.

	Option Awards		Stock Awards
	Shares		Shares
	Acquired on	Value	Acquired on	Value
Name	Exercise	Realized	Vesting	Realized (1)

William P. Stafford, II	9,785	$187,774	3,347	$99,731
Gary R. Mills	-	-	4,520	134,683
David D. Brown	-	-	2,142	63,825
Jason R. Belcher	-	-	1,806	53,831
Sarah W. Harmon	-	-	1,173	34,969

(1)

Total value realized on vesting is equal to the number of shares acquired on vesting multiplied by the previous day's closing price of the underlying securities on the vesting date of March 18, 2021 of $30.10 and March 30, 2021 of $29.74.

2021 Pension Benefits

The table below sets forth the details on pension benefits for the named executive officers under the following plan:

		Number of	Present Value of	Payments
		Years Credited	Accumulated	During Last
Name	Plan Name	Service	Benefit	Fiscal Year

William P. Stafford, II (1)	SERP	28	$683,569	-
Gary R. Mills	SERP	23	405,938	-
David D. Brown	SERP	17	130,069	-
Jason R. Belcher	SERP	7	18,021	-

(1)	The number of years of credited service includes years of service as a director of the Corporation.

The Corporation’s Executive SERP. The Corporation’s SERP is unfunded and not qualified for tax purposes. The values in the above table reflect the actuarial present value of the named executive officer’s accumulated benefit under the SERP, computed as of December 31, 2021. As of December 31, 2021, the SERP was frozen to new participants; however, previously, employees considered highly compensated under ERISA and other senior management employees were eligible to participate in the SERP at the recommendation of the Chief Executive Officer as approved by the CRC. All participants in the SERP prior to December 31, 2021, will receive, upon separation of service at or after age 62, only such benefit as was accrued and vested as of December 31, 2021.  Only those named executive officers currently approved for participation are included in the above table. Refer to page 25 of this proxy statement for a more detailed discussion of the SERP and to Note 13 of the Consolidated Financial Statements in the Annual Report for the year ended December 31, 2021, for discussion of the methodologies and assumptions underlying the projected SERP benefits.

2021 Non-Qualified Deferred Compensation

Deferral of Salary.  The named executive officers, like any employee otherwise ineligible to fully participate in the KSOP, who meets the Code definition of being “highly compensated,” have historically been eligible to elect to defer up to seventy-five percent (75%) of their base salary and/or cash incentive compensation to the Corporation’s WRAP plan, in the same way that not highly compensated employees may defer to the KSOP.  Deferrals to the WRAP are invested as directed by each participant and are matched at the discretion of the Board of Directors in conjunction with and subject to limits established each year by the Board of Directors for elective deferrals to the KSOP. Earnings on deferrals are based on the investment elections made by the individual WRAP participants and no guaranteed return is available to any named executive officer participating in the WRAP.  On an annual basis, each WRAP participant is allowed to designate or modify the percentage of salary to defer to the WRAP in compliance with Code Section 409A.  The table below provides detail regarding non-qualified deferred compensation of the named executive officers.  Balances previously deferred by the named executive officers to a second non-qualified plan, known as the “Deferred Compensation Plan,” have been combined with the WRAP deferrals and reported in a single table below.  Distributions from the WRAP are only available post-termination or retirement and cannot be taken without a minimum of six (6) months’ separation from employment in compliance with Code Section 409A.  Only those named executive officers who currently participate in the WRAP are included in the below table.

	Executive	Corporation	Aggregate		Aggregate
	Contributions	Contributions	Earnings	Aggregate	Balance
	in Last Fiscal	in Last Fiscal Year	in Last Fiscal	Withdrawals/	at Last Fiscal
Name	Year (1)	(1)	Year (2)	Distributions	Year End
William P. Stafford, II	$88,440	$20,745	$180,752	$-	$1,012,021
Gary R. Mills	38,012	33,123	207,125	-	807,475
David D. Brown	15,865	8,050	62,482	-	194,519
Jason R. Belcher	4,203	6,242	10,503	-	89,144

(1)

The amounts reported under “Executive Contributions” are included in each named executive officer’s amount under the “Salary” column in the “2021 Summary Compensation Table.” The amounts reported under “Corporation Contributions” are included in each named executive officer’s amount under the “2021 All Other Compensation” column in the “2021 Summary Compensation Table.” The Corporation contributions reflected in the above table are reflective of amounts deferred by the executives in the prior plan year, but matched by the Corporation in the subsequent year.

(2)	The amounts reported under “Aggregate Earnings” are not included in each named executive officer’s amount under the “Salary” column in the “2021 Summary Compensation Table.”

Potential Payments upon Termination

The information below describes the compensation that would become payable under existing plans and agreements based on the named executive officer’s actual termination of employment coupled with the assumption that the named executive officer’s employment had terminated on December 31, 2021, given the named executive officer’s compensation, years of service, and a presumed age of 62.

These benefits are in addition to benefits generally available to other non-executive officers, who are salaried employees, such as distributions under the KSOP and disability insurance benefits. The Corporation has estimated the amounts of compensation payable to each named executive officer under a variety of termination circumstances, including: early retirement, involuntary termination not for “Cause,” termination for “Cause,” termination following a change of control, and death of the named executive officer.

Since a variety of factors might affect the nature and amount of any benefits payable upon the events discussed below, actual amounts may vary from what the Corporation has projected.

Regardless of the manner in which a named executive officer’s employment terminates, he or she may be entitled to receive amounts earned during their term of employment. Such amounts include:

•	option or stock award grants made pursuant to the 1999 Plan, 2004 Plan, or 2012 Plan that vest through the most recently completed fiscal year;
•	amounts contributed under the KSOP and the Corporation’s non-qualified deferred compensation plans;
•	amounts accrued and vested through the Corporation’s SERP payable as benefits for the life of the named executive officer beginning at age 62; and
•	cash surrender value of life insurance payable.

In the event of an involuntary termination without “Cause” or termination by a named executive officer for “Good Reason” other than a change in control, the Corporation shall pay the named executive officer severance in the form of continuing to pay their base salary for the balance of the existing term of the existing employment agreement. In addition, the Corporation shall maintain and continue to provide health, dental, accident and disability insurance and certain other executive benefit plans, programs and arrangements until the earlier of (i) the expiration of the remaining term; (ii) the named executive officer commences full-time employment with another employer or commences self-employment where earnings are expected to be, on an annualized basis, 75% or more of the base salary as of the date of termination; or (iii) the date on which the Corporation determines that the named executive officer has violated any one of several specified sections of the agreement. Additional details regarding these agreements are set forth in the discussion beginning on page 26. As required by said employment agreements, in the event of termination without “Cause,” termination due to change of control, or termination by a named executive officer for “Good Reason,” payment of any severance amounts due under the employment agreement is conditioned upon the execution of a separation agreement containing a valid waiver and release of any and all claims and a reaffirmation of the restrictions upon the executive contained in the employment agreement.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, in addition to the items identified above:

•	for options granted under the 1999 Plan, the officer will retain vested options for up to five (5) years after normal retirement at age 62 or later and ninety (90) days after early retirement;
•	for options granted under the 2004 Plan, the officer will retain vested options for the remainder of the outstanding ten-year term;
•	for options granted under the 2012 Plan, the officer will retain vested options for the period of one year, or any statutorily required period; and
•	for restricted stock awards granted under the 2012 Plan, all restrictions on vested shares will be removed and unvested shares will be forfeited.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefit payments made upon termination or retirement, the named executive officer or their beneficiaries may receive benefits under the Corporation’s disability plan or executive life insurance plan, as appropriate, if enrolled. Currently, Mr. Stafford, II is the only named executive officer enrolled in a split dollar life insurance plan. If Mr. Stafford had died on December 31, 2021, his survivors would have received the projected amount of $100,000 from the proceeds of any individual split dollar life insurance policy. The premiums associated with this policy are included in the “2021 All Other Compensation and Benefits” table on page 29. The estimated amounts payable to the beneficiaries are derived by reflecting a deduction for repayment to the Corporation of the cash surrender value of the split dollar life insurance policies and distribution of eighty percent (80%) of the face value of any remaining insurance proceeds to the respective beneficiaries and twenty percent (20%) to the Corporation.

Payments Made Upon a Change of Control

As previously stated, the Corporation has entered into employment agreements with each of the named executive officers, which agreements include change of control provisions. Under these provisions and subject to certain requirements and restrictions, if within three (3) years after a change of control, a named executive officer is separated from service either because of (i) non-renewal of the agreement by the Corporation, (ii) termination by the Corporation without “Cause,” (iii) termination by the named executive officer for “Good Reason,” or (iv) termination by the named executive officer due to forced relocation, the named executive officer shall receive severance in the form of continued payment of their base salary and providing all other compensation benefits of a like kind and value as in effect at the time of the change of control, or on the date of termination, whichever is greater, for a period of thirty-six (36) months. Additional information relating to the terms of said employment agreements, including the change of control provisions, are set forth in the discussion beginning on page 26.

Potential Incremental Payments Table

The following table shows the potential incremental value transfer to each named executive officer under various termination scenarios. The table was prepared as though each named executive officer’s employment was terminated on December 31, 2021, with proper prior notice if applicable.

		Accel-
		eration/
		Vesting of
		Options	Non-
		and	Qualified			Executive
	Salary &	Restricted	Deferred			Life
William P. Stafford, II	Benefits	Stock	Comp (4)	SERP		Ins (6)		Total
Early retirement	$-	$-	$1,012,021	$69,333	(5,7)	$43,214		$1,124,568
Retirement	-	4,915	1,012,021	80,000	(2,5)	43,214		1,140,150
Termination for "Cause"	-	-	1,012,021	-		43,214		1,055,235
Termination without "Cause"	916,570	-	1,012,021	80,000	(1,5)	43,214		2,051,805
Change in control termination	1,350,000	117,171	1,012,021	683,569	(4)	43,214		3,205,971
Disability (8)	-	122,085	1,012,021	80,000	(1,5)	43,214		1,257,320
Death (3)	-	122,085	1,012,021	80,000	(1,5)	900,000	(4)	2,114,106

Gary R. Mills
Early retirement	-	-	807,475	53,598	(5,7)	42,283		903,356
Retirement	-	6,636	807,475	61,844	(2,5)	42,283		918,238
Termination for "Cause"	-	-	807,475	-		42,283		849,758
Termination without "Cause"	1,216,570	-	807,475	61,844	(1,5)	42,283		2,128,172
Change in control termination	1,800,000	158,177	807,475	405,938	(4)	42,283		3,213,869
Disability (8)	-	164,812	807,475	61,844	(1,5)	42,283		1,076,414
Death (3)	-	164,812	807,475	61,844	(1,5)	1,200,000	(4)	2,234,131

David D. Brown
Early retirement	-	-	194,519	30,123	(5,7)	12,627		237,269
Retirement	-	3,131	194,519	34,757	(2,5)	12,627		245,034
Termination for "Cause"	-	-	194,519	-		12,627		207,146
Termination without "Cause"	626,570	-	194,519	34,757	(1,5)	12,627		868,473
Change in control termination	915,000	74,627	194,519	130,069	(4)	12,627		1,326,838
Disability (8)	-	77,758	194,519	34,757	(1,5)	12,627		319,661
Death (3)	-	77,758	194,519	34,757	(1,5)	625,000	(4)	932,034

Jason R. Belcher
Early retirement	-	-	89,144	16,186	(5,7)	1,052		106,382
Retirement	-	3,101	89,144	18,676	(2,5)	1,052		111,973
Termination for "Cause"	-	-	89,144	-		1,052		90,196
Termination without "Cause"	626,570	-	89,144	18,676	(1,5)	1,052		735,442
Change in control termination	915,000	63,632	89,144	18,021	(4)	1,052		1,086,845
Disability (8)	-	66,733	89,144	18,676	(1,5)	1,052		175,605
Death (3)	-	66,733	89,144	18,676	(1,5)	463,000	(4)	637,553

Sarah W. Harmon
Early retirement	-	-	-	-		-		-
Retirement	-	2,166	-	-		-		2,166
Termination for "Cause"	-	-	-	-		-		-
Termination without "Cause"	576,570	-	-	-		-		576,570
Change in control termination	840,000	46,053	-	-		-		886,053
Disability (8)	-	48,219	-	-		-		48,219
Death (3)	-	48,219	-	-		-		48,219

(1)	Annual payment deferred to age 60.
(2)	Annual payment; presumed to be age 62 on December 31, 2021.
(3)	Payment to beneficiary upon death of named executive officer.
(4)	Presumes lump sum payout.
(5)

Represents an annuity payable over the life of the named executive officer at a reduced amount beginning at age 60, a larger amount beginning at age 62 or for ten (10) years certain to a named beneficiary in the event of death.

(6)	Other than the life insurance proceeds payable upon death, presumed at December 31, 2021.
(7)	Presumed to be age 60 and have at least twenty (20) years of service on December 31, 2021.
(8)	The benefits shown in the disability termination scenario reflect the accelerated vesting of options and restricted stock, lump sump payout of nonqualified deferred compensation, annuity payment of their SERP, and the cash surrender value of their life insurance upon the named executive officer's disability. There are no disability benefits listed in the above table because the Corporation's disability plan does not discriminate in scope, terms or operation in favor of executive officers and is available generally to all salaried employees.

DIRECTOR COMPENSATION

2021 Non-Management Directors’ Compensation

As shown on the table on page 37, for fiscal year 2021, non-management directors’ compensation includes the following:

Base Compensation. During 2021, each non-employee member of the Board received a total annual retainer fee of $31,838, paid on a quarterly basis.  A portion was paid in cash and a portion in stock.  No additional fee is paid to directors of the Corporation who also serve on the board of a subsidiary, although fees may be paid for service on certain committees of subsidiaries. ACER Committee members received an annual cash retainer fee of $10,164, with the Chairman receiving an additional $12,704 and the Financial Expert receiving an additional $6,608 per year. Members of the GNC received a cash retainer fee of $635 per year. Members of the CRC receive a cash retainer fee of $1,271 per year, with the Chairman receiving an additional $1,271 per year. Non-management directors are reimbursed for travel or other expenses incurred for attendance at Board, subsidiary board, and committee meetings or other required travel for the benefit of the Corporation.

Deferral of Cash Compensation. Directors are permitted on an annual basis, prior to the beginning of each calendar year, to defer Board and committee cash fees to a non-qualified deferred compensation plan established solely for that purpose. Each director electing to defer fees is responsible for the investment of such deferrals, and the Corporation does not provide either a preferential investment or interest rate for such deferred compensation. Each director who has deferred any such compensation has the ability to access such deferred compensation upon retirement from active Board service.

Short-Term Incentive Compensation.  In December 2015, the CRC adopted an executive and board incentive compensation methodology which provides suggested amounts of annual incentive compensation for directors in the form of cash bonuses (25%)  and restricted common stock of the Corporation (75%). The CRC will not grant any incentive compensation in any year in which the Corporation’s minimum three (3)-year rolling ROAE is below 8.5% or such other minimum ROAE as determined by the CRC from time to time considering economic conditions, operating results, and adjustments to the Corporation’s strategic plan goals. Amounts paid under this methodology in 2021 based on 2020 performance are detailed in the “Director Compensation Table."

Long-Term Equity Compensation. In 2021, consistent with the compensation methodology developed in 2015, the directors were awarded long-term equity compensation in the form of restricted shares, which were scheduled to vest over a period of three (3) years beginning on or about March 31, 2021 and remain under such restriction, including restrictions on sale or transfer by the director, for a period of five (5) years after vesting. However, on November 3, 2021, the CRC approved the exchange of these unvested restricted stock awards for unvested stock options of equivalent  value.  These stock options will vest over a period of three (3) years. The CRC elected to approve the aforesaid exchange of the unvested restricted stock awards for unvested stock options after the Corporation initiated a review of its restricted stock awards under the 2012 Plan in response to a shareholder demand letter received in June 2021. The shareholder demand letter alleges that, although the Corporation complied with the overall share issuance limit in the 2012 Plan, grants of restricted stock and performance awards prior to 2021 allegedly exceeded a sub-limit in the 2012 Plan that limited the award of certain forms of restricted stock, restricted stock units, or performance awards to 300,000 shares.  The Corporation disagrees with that assertion.  Nevertheless, the CRC took the above-described actions prior to vesting of the restricted share awards in order to ensure that the Corporation remained in compliance with the referenced sub-limit during 2021.  All grants of restricted shares and options to directors in 2021 were made under the 2012 Plan.

Directors’ Supplemental Retirement Plan. The Corporation established a directors’ supplemental retirement plan (“Directors’ SERP”) for its non-management directors in 2001 which was later amended to remain compliant with Code Section 409A and to provide for certain changes in the benefit formula and various other provisions. The Directors’ SERP amendment substitutes a defined benefit in lieu of the previous indexed benefit. The amended Directors’ SERP provides for an annual retirement benefit of one hundred percent (100%) of the director’s highest consecutive three (3) years’ average compensation. Benefits are payable at the later of (i) the age of 70 or (ii) separation from service to the Corporation and continue for ten (10) years.  The Directors’ SERP also contains provisions addressing a change of control, as defined in the Plan, which allow the directors to retain benefits under the Directors’ SERP in the event of a termination of service, other than for “Cause,” during the twelve (12) months prior to a change in control or anytime thereafter, unless the director voluntarily terminates their service within ninety (90) days following the change in control.  On December 31, 2021, the Directors' SERP was amended with the effect of (1) freezing it to new participants and (2) amending the definition of final average compensation so that no year after 2021 could be considered in the computation.  Current participants will continue to accrue and vest as intended under the plan.

The Corporation has also entered into life insurance endorsement method split dollar agreements with certain directors covered under the Directors’ SERP. Under the agreements, the Corporation shares eighty percent (80%) of death benefits (after the Corporation’s recovery of cash surrender value) with the designated beneficiaries of the directors under life insurance contracts referenced in the Directors’ SERP.

Insurance. The Corporation provides Directors’ Liability Insurance coverage for its directors and indemnification is provided for in the Corporation’s Bylaws.

Changes to Non-Management Directors' Compensation Beginning in 2022

Consistent with our long-standing goal of offering directors a compensation package that is intended to fairly compensate directors for work required for the Corporation and to align the directors’ interests with the long-term interests of shareholders, Pearl Meyer was engaged in 2021 to review the competitiveness of its non-management directors' compensation program.  This review included a review of annual board retainers, incentive compensation, equity awards, committee fees, and total board compensation cost.  As a result of this engagement, based on a review of prevailing peer group practice and strong corporate governance practices, certain changes were made to the non-management directors' compensation program, including the following:

●  The program will utilize only two components:

          ●  Board service fee (paid 50% in cash and 50% in equity grants of full-value shares that vest one-year from grant date)

          ●  Committee service fees (including chairmanship and financial expert fees) paid in cash

●  Incentive compensation will no longer be paid to non-management directors

●  As discussed above, no new participants will be added to the Directors' SERP

Although the task of recruiting and retaining highly qualified directors for community bank holding companies remains extremely difficult in light of the time required, level of responsibility, and personal liability, we believe that the resulting compensation package is sufficient to not inhibit the Corporation's ability to attract and retain highly qualified directors.  We further believe this compensation package is simple, direct, easy to administer, and easy to understand from a shareholder perspective.

Director Compensation Table

The following table summarizes non-management director compensation, including compensation for director services at the bank subsidiary for 2021.

					Change in
					Pension Value
					and
	Fees				Non-qualified
	Earned			Non-Equity	Deferred
	or Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name	Cash (1)	Awards (2)	Awards (3)	Compensation	Earnings (4)	Compensation	Total

C. William Davis	$48,765	$9,677	$31,150	$-	$24,078	$-	$113,670
Samuel L. Elmore	64,120	10,370	31,150	-	19,766	-	125,406
Richard S. Johnson	62,957	9,557	31,150	-	(6,449)	-	97,215
Harriet B. Price	29,107	2,697	31,150	-	-	-	62,954
M. Adam Sarver	65,188	9,768	31,150	-	-	-	106,106

(1)	The value represents board fees, committee fees, and cash bonuses.
(2)	The value represents the grant date fair value of stock awarded as fees and stock granted as a portion of incentive compensation.
(3)	On March 19, 2021, directors were awarded long-term equity compensation in the form of restricted stock, which was scheduled to vest ratably over a period of three (3) years. However, on November 3, 2021, the CRC approved the exchange of these unvested restricted stock awards for unvested stock options of equivalent value.
(4)	The amounts reported represent the difference between the present value of accrued benefits of the director's SERP at the end of 2021 and 2020.

PAY RATIO DISCLOSURE

In August 2015, pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd - Frank Act”), the Securities and Exchange Commission (“SEC”) adopted a rule requiring annual disclosure of the ratio of the total annual compensation of the principal executive officer (“PEO”) of the Corporation to the median annual total compensation of all other employees of the Corporation (the “MATC”). The Corporation’s PEO is Mr. Stafford. During calendar year 2021, Mr. Stafford received total compensation of $690,996, as reflected in the Summary Compensation Table on page 27. During calendar year 2021, the MATC was $39,536. Accordingly, the aforesaid ratio for the Corporation for fiscal year 2021 is 17.5 to 1.  The ratio decreased significantly from 2020 due to the PEO's lower total compensation in 2021 as a result of a lower bonus paid to the PEO in 2021 for 2020 performance.

The MATC used in the calculation above was determined from a list of 635 persons, constituting all persons (excluding the PEO) employed by the Corporation as of December 31, 2021. Determination of the median employee was based on wages actually earned in 2021 plus the following additional 2021 compensation components, where applicable: paid time off; overtime pay; incentive compensation; and commissions. The gross amounts were adjusted for locality differentials where applicable. After identifying the median employee, the MATC was calculated using the same methodology employed for named executive officers, including the PEO, in the Summary Compensation Table.

OWNERSHIP AND RELATED PERSON TRANSACTIONS

Information on Stock Ownership

The following table includes the stock-based holdings at March 3, 2022, of significant shareholders having beneficial ownership greater than five percent (5%), directors, executive officers, and directors and executive officers as a group.

		Amount and
		Nature
	Name and Address of Beneficial	of Beneficial	Percent of
Title of	Owner or Number of	Ownership as of	Common
Class	Persons in Group	March 3, 2022	Stock

Common	BlackRock (1)	1,546,697	9.16%
	55 East 52nd Street, New York, NY 10055

Common	Richard G. Preservati (2)	1,500,775	8.89%
	P.O. Box 1003, Princeton, WV 24740

Common	Dimensional Fund Advisors, LP (3)	1,020,606	6.05%
	Building One, 6300 Bee Cave Road, Austin, TX 78746

	The Corporation's Directors and Named Executive Officers:
Common	Jason R. Belcher (4)	18,041	*
Common	David D. Brown (5)	27,969	*
Common	C. William Davis (6)	21,876	*
Common	Samuel L. Elmore (7)	15,815	*
Common	Sarah W. Harmon (8)	8,474	*
Common	Richard S. Johnson (9)	48,710	*
Common	Gary R. Mills (10)	64,050	*
Common	Harriet B. Price (11)	1,642	*
Common	M. Adam Sarver (12)	155,724	*
Common	William P. Stafford, II (13)	209,792	1.24%
Common	Beth A. Taylor (14)	29,279	*

	All Directors and Executive Officers as a Group	601,372	3.56%

*	Represents less than one percent (1%) of the outstanding shares.

(1)	Number of shares are based on a Form 13G filing with the SEC as of December 31, 2021.
(2)	Number of shares are based on a Form 13G filing with the SEC as of March 6, 2015.
(3)	Number of shares are based on a Form 13G filing with the SEC as of December 31, 2021.
(4)	Includes 3,167 shares allocated to Mr. Belcher’s KSOP account and 2,461 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan.
(5)	Includes 3,085 shares allocated to Mr. Brown’s KSOP account and 2,485 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan.
(6)	Includes 1,319 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan.
(7)	Includes 1,319 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan.
(8)	Includes 685 shares allocated to Ms. Harmon’s KSOP account and 4,312 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan.
(9)

Includes 24,550 shares held jointly by Mr. Johnson and his wife and 1,319 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan. 5,500 of the shares listed have been pledged as security by Mr. Johnson.

(10)

Includes 6,601 shares allocated to Mr. Mills’ KSOP account, 14,510 shares held jointly by Mr. Mills and his wife, and 3,890 shares issuable upon exercise of currently exercisable options granted under the 1999 Plan and 5,266 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan. 1,500 of the shares listed have been pledged directly as security by Mr. Mills.

(11)	Includes 1,319 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan.
(12)

Includes 872 shares held by Mr. Sarver’s wife, 2,000 shares held in a custodian account for his daughters, a fifty percent (50%) ownership of Longview Properties, LLC, and 1,319 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan. 22,820 of the shares listed have been pledged as security by Mr. Sarver.

(13)	Includes 1,300 shares allocated to Mr. Stafford’s KSOP account and 3,901 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan.
(14)	Includes 20,000 shares held by Dr. Taylor's husband and 1,319 shares issuable upon exercise of currently exercisable options granted under the 2012 Plan.

Related Person/Party Transactions

Review and Approval of Related Person/Party Transactions. The Corporation reviews relationships and transactions in which the Corporation and its directors, executive officers, their immediate family members, or their related entities participate. The Corporation has developed and implemented processes and controls to obtain such information and determine whether a related person or party has a direct or indirect material interest in a transaction that requires approval of such transaction by the GNC and/or disclosure of such transaction in the annual proxy statement. Procedures used for reviewing and assessing this process are documented in writing.

Part of this process requires all directors of the Corporation and its banking subsidiary and all executive officers to respond annually to a related party worksheet and each director and named executive officer to respond annually to a proxy statement questionnaire. When it is determined that a transaction with a related person or party may have occurred, or when the Corporation desires to enter into a transaction with a related person or party, the transaction is scrutinized to determine whether such transaction truly rises to the level of a “Related Party Transaction” as defined by the SEC rules. Potential Related Party Transactions are examined by the GNC, which may approve or ratify the transaction, and, as necessary, consult with counsel having specific expertise in SEC matters. If a Related Party Transaction has occurred, it is disclosed in the annual proxy statement pursuant to SEC rules.

Further, all significant transactions with related persons or parties, regardless of whether they rise to the level of a Related Party Transaction, are reviewed on a quarterly basis by the GNC.

Description of Related Person Transactions. As expected, the Corporation’s subsidiary bank has consistently and from time-to-time accepted deposits from and made loans to related persons and parties. All such loans and deposits were made: (i) in the ordinary course of business; (ii) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related persons or parties; and (iii) did not involve more risk of collectability than comparable transactions with other non-related persons or parties. All loans made to directors and executive officers are in compliance with federal banking regulations and thereby exempt from insider loan prohibitions as set forth in the Sarbanes-Oxley Act of 2002.

During 2021, the Corporation entered into no Related Party Transactions in excess of $120,000 or which would otherwise meet the threshold for disclosure in this proxy statement under the relevant SEC rules.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act and applicable SEC regulations require the Corporation’s directors, executive officers, and persons who beneficially own more than ten percent (10%) of Common Stock of the Corporation to file initial reports of ownership and reports of changes in ownership of Common Stock with the SEC. As a practical matter, the Corporation assists all directors and executive officers by monitoring, completing, and filing Section 16 reports on their behalf. Based solely upon the review of Forms 3, 4 and 5, and amendments thereto filed in accordance with the instructions and information provided to the Corporation by its officers and directors, the Corporation believes that all Section 16(a) filings required to be filed by its directors, executive officers and persons who beneficially own more than ten percent (10%) of the Common Stock were properly and timely completed during fiscal year 2021.

REPORT OF THE ACER COMMITTEE

The ACER Committee is comprised of four (4) independent directors and operates under a written charter adopted by the Board of Directors and available publicly on the Corporation's website www.firstcommunitybank.com under Investor Relations.   The ACER Committee selects the Corporation's independent registered public accounting firm, subject to advisory shareholder ratification, and reviews the Corporation’s financial reporting process on behalf of the Board of Directors. Management has primary responsibility for establishing and maintaining adequate internal financial controls, for preparing financial statements and for public reporting processes. Dixon Hughes Goodman LLP (“DHG”), the Corporation’s independent registered public accounting firm for 2021, is responsible for expressing opinions on the conformity of the Corporation’s financial statements with generally accepted accounting principles and on the Corporation’s internal control over financial reporting.

In this context, the ACER Committee has reviewed and discussed with management and DHG the audited financial statements for the year ended December 31, 2021, and DHG’s evaluation of the Corporation’s internal control over financial reporting as of that date. The ACER Committee regularly communicates with DHG regarding the matters that are required to be discussed by Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard 1301 Communications with Audit Committees, as well as other relevant standards. DHG has provided to the ACER Committee the written disclosures and accompanying letter required by applicable requirements of the PCAOB regarding the independent registered public accounting firm’s communications with the ACER Committee concerning independence, and the ACER Committee has discussed with DHG that firm’s independence. The ACER Committee has concluded that DHG’s provision of audit and non-audit services to the Corporation and its affiliates is compatible with DHG’s independence.

Based on the review and discussions referred to above, the ACER Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements for the year ended December 31, 2021, be included in the Annual Report on Form 10-K for 2021 for filing with the SEC.

This report is provided by the following independent directors, who comprise the ACER Committee:

Samuel L. Elmore

Richard S. Johnson (Chairman)

Harriet B. Price

M. Adam Sarver

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For fiscal year ended December 31, 2021, the ACER Committee selected DHG as the Corporation’s independent registered public accounting firm. The Board ratified the decision of the ACER Committee to engage DHG to serve as the independent registered public accounting firm for fiscal year ended December 31, 2021, and the shareholders voted to ratify that selection at the 2021 Annual Meeting.   The ACER Committee annually considers the selection of the Corporation's independent registered public accounting firm.  From time to time, that process is augmented by requests for proposals, including competitive bid submissions, solicited from several reputable and qualified firms.  This process allows the ACER Committee to rigorously evaluate the qualifications and relevant experience of each firm and to ensure the Corporation is receiving fair pricing of services provided.  Such a proposal and competitive bidding process was initiated in 2021 and, on March 9, 2022, the ACER Committee approved the dismissal of DHG and the engagement of Elliott Davis, PLLC ("Elliot Davis") to serve as the Corporation's independent registered accounting firm for the fiscal year ending December 31, 2022.  On that same date, the Board ratified the ACER Committee's decision.

In making its selection, the ACER Committee considered, among a plethora of other factors, whether the audit and non-audit services provided by any potential provider are compatible with maintaining the independence of the Corporation's outside auditors.  The ACER Commitee also requires the selected provider to rotate its key partners assigned to the Corporation's audit at least every five (5) years.  The ACER Committee prohibits the hiring by the Corporation and its subsidiaries of any of the selected independent registered public accounting firm's partners, directors, managers, staff persons, advising members of the department of professional practice, reviewing partners, reviewing tax professionals, or any other persons having responsibility for providing audit assurance on any aspect of the certification of the Corporation’s financial statements.

DHG’s report on the Corporation’s consolidated financial statements for the fiscal years ended December 31, 2021 and 2020, and through the subsequent interim period ending March 9, 2022, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the years ended December 31, 2021 and 2020, contained an emphasis-of-matter paragraph indicating the Corporation had changed its method of accounting for credit losses effective January 1, 2021, due to the adoption of Accounting Standards Codification (ASC) Topic 326, Financial Instruments - Credit Losses.

Furthermore, during the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through March 9, 2022, (i) there were no disagreements between the Corporation and DHG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DHG would have caused DHG to make reference thereto in its reports on the Corporation’s consolidated financial statements, and (ii) there were no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Management discussed the matters described above with representatives of DHG; provided DHG with a copy of the disclosure set forth in our Form 8-K filed on March 14, 2022; and requested that DHG furnish the Corporation with a letter addressed to the SEC stating whether or not its agrees with the statement made therein, each as required by applicable SEC rules.  A copy of the letter was filed as Exhibit 16.1 to the Form 8-K.

Representatives of DHG and Elliott Davis will be present at the Annual Meeting to make a statement, if they desire to do so, and to respond to appropriate questions.

Principal Accounting Fees and Services

The aggregate fees paid to DHG in 2020 and 2021 for these services were:

	2020	2021

Audit fees	$378,367	$352,100
Audit related fees	27,100	31,875
All other fees	-	-
Tax fees	110,390	78,440

In the above table, in accordance with SEC rules, “audit fees” are fees paid by the Corporation to DHG for audit of the Corporation’s financial statements included in the Annual Report on Form 10-K, for review of financial statements included in the Quarterly Reports on Form 10-Q, for audit of the Corporation’s internal controls over financial reporting, and for services typically provided by the auditor in connection with statutory and regulatory filings. “Audit related fees,” which amount was preapproved by the ACER Committee, include audits of two of the Corporation’s employee benefit plans. “Tax fees,” which were preapproved by the ACER Committee, include fees paid for the completion of the Corporation’s 2020 and 2021 federal and state income tax returns, 2020 and 2021 quarterly tax estimates, and miscellaneous tax research required for the completion of these services.

Pre-Approval Policies and Procedures

The ACER Committee has adopted a policy that sets forth the manner in which the ACER Committee will review and approve all services to be provided by the independent registered public accounting firm. The ACER Committee pre-approves all audit and permitted non-audit services to be performed for the Corporation by its independent public accountants. The Chair of the ACER Committee may represent the entire committee for the purposes of pre-approving permitted non-audit services. The ACER Committee does not consider the provision of the permitted non-audit services to be incompatible with maintaining the independent public accountant’s independence.

PROPOSAL 3:  RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has ratified the decision of the ACER Committee to engage Elliott Davis to serve as the Corporation's independent registered public accounting firm to perform the audit of the consolidated financial statements of the Corporation and its subsidiaries, as well as the Corporation's internal controls over financial reporting, for the fiscal year ending December 31, 2022.  As discussed above, Elliott Davis was selected through a competitive request for proposals process.

The Corporation is asking shareholders to ratify the selection of Elliott Davis as its independent registered public accounting firm for the year ending December 31, 2022.  Although ratification is not required, it has been the Corporation's practice to seek shareholder ratification of this appointment as a matter of good corporate governance. If the shareholders fail to ratify the selection, the Board may, but is not required to, reconsider whether to retain Elliott Davis as the Corporation's independent registered public accounting firm.  Further, even if the selection is ratified, the Board may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Board determines that such change would be in the best interests of the Corporation and its shareholders.

The Board unanimously recommends a vote FOR the ratification of Elliott Davis, PLLC as the Corporation's independent registered public accounting firm for the year ending December 31, 2022.

PROPOSAL 4: APPROVAL OF THE FIRST COMMUNITY BANKSHARES, INC. 2022 OMNIBUS EQUITY COMPENSATION PLAN

At its February 23, 2022 regular meeting, the Board, at the recommendation of the CRC, approved adoption of the First Community Bankshares, Inc. 2022 Omnibus Equity Compensation Plan (the “Plan”) and directed that the Plan be submitted to shareholders for approval.

The Corporation relies on equity awards to retain and attract key employees and non-employee Board members and believes that equity incentives are necessary for the Corporation to competitively retain and attract highly qualified individuals upon whom, in large measure, the future growth and success of the Corporation depends. The First Community Bankshares, Inc. 2012 Omnibus Equity Compensation Plan (the “2012 Plan”), which is currently the only equity compensation plan under which equity or equity-based awards may be made by the Corporation, expires on April 25, 2022.  The Board of Directors is seeking shareholder approval of the Plan to replace the 2012 Plan.  If approved by our shareholders at the Annual Meeting, the Plan will become effective on April 27, 2022 (the date immediately following the Annual Meeting) (the “Effective Date”).

No additional awards will be made under the 2012 Plan on or after the Effective Date and any shares remaining under the 2012 Plan will be cancelled and no longer available for future grant under the 2012 Plan.  Awards granted under the 2012 Plan prior to the Effective Date will remain in full force and effect and will remain subject to the terms of the 2012 Plan.

If the Corporation’s shareholders approve the Plan, the Corporation will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the approval, to register the shares available for issuance under the Plan.

Material Features of the Plan

The complete Plan is attached as Exhibit A to these proxy materials.  Shareholders are encouraged to review the complete text of the Plan. The following description of the Plan does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Plan document.

Purpose of the Plan.  The purpose of the Plan is to provide the Corporation with the ability to grant equity-based incentives to eligible persons designated by the CRC to: (i) encourage such individuals to continue in the long-term service of the Corporation and its Affiliates, (ii) create in such individuals a more direct interest in the future success of the operations of the Corporation, (iii) attract outstanding individuals to service of the Corporation and its Affiliates, and (iv) retain and motivate such individuals for the long term.  The Plan is further intended to provide eligible individuals with the opportunity to invest in the Corporation, thereby relating incentive compensation to increases in shareholder value and more closely aligning the compensation of such individuals with the interests of the Corporation’s shareholders.  The Board believes that the Corporation’s equity compensation programs and emphasis on employee stock ownership will be important to the Corporation’s ability to achieve superior performance in the years ahead.

The Corporation’s current equity-based compensation plans include the 2012 Plan, the 1999 Stock Option Plan, the 2001 Director’s Option Plan, the 2004 Omnibus Stock Option Plan, and various other plans obtained through acquisitions. All plans issued or obtained before the 2012 Plan are now frozen, and no new grants may be issued from those plans; however, any options or awards unexercised and outstanding under those plans remain in effect per their respective terms. The 2012 Plan will expire on April 25, 2022.

The Plan will not alter the terms of the awards made under the 2012 Plan, the 2004 Omnibus Stock Option Plan, the 2001 Director’s Option Plan or the 1999 Stock Option Plan. The remaining shares and awards that are unissued under the 2012 Plan will cease to be available for award under the 2012 Plan following the shareholders’ approval of the Plan.

Board Considerations

The Board unanimously recommends that shareholders vote “FOR” the adoption of the Plan and believes that the Plan will promote the interests of our shareholders and is consistent with principles of good corporate governance for the following reasons:

Key Component of Compensation.  Equity and performance-based awards are a core component of the Corporation’s compensation program.  The Board believes equity and performance-based awards provide employees with a proprietary interest in maximizing the growth, profitability, and overall success of First Community.

Alignment with Shareholders.  The Board believes that First Community’s equity-based incentives align the interests of employees and shareholders to create long-term shareholder value.

Reasonable Potential Dilution.  The potential dilutive impact of the Plan is comparable to the dilutive impact of the 2012 Plan previously approved by shareholders.

As of March 1, 2012 (the record date for the 2012 Annual Meeting of Shareholders at which meeting the 2012 Plan was approved), the total number of shares of the Corporation’s Common Stock outstanding stood at 17,849,376. The number of common shares subject to the 2012 Plan as a percentage of the total number of issued and outstanding common shares as of March 1, 2012 was 3.36%. The proposed number of shares of common stock available for award under the Plan is 1,000,000.  Shares issued pursuant to a stock option granted under the Plan will count against this limit on a 1:1 basis.  Shares issued pursuant to awards other than stock options will count against this limit as 2.0 shares for every one share issued.  As of March 3, 2022, the total number of shares of the Corporation’s Common Stock outstanding stood at 16,794,260.  If the Plan is approved, the number of shares that will be subject to the Plan as a percentage of the total common shares outstanding as of March 3, 2022, will be 5.95% if only options are grated.  Under the guidelines of the new Plan, if only restricted shares are granted, the total grants under the Plan would be 2.98% of the total common shares outstanding.

Features Designed to Protect Shareholder Interests.  The Plan includes several features designed to protect shareholder interests and to reflect the Corporation’s compensation philosophy and compensation practices:

●

No Discounted Stock Options:  The Plan prohibits the grant of stock options with an exercise price less than the fair market value of the Corporation's Common Stock on the date of grant or in the case of an option that is subsequently modified, on the date of such modification.

●

No Repricing of Awards:  The Plan prohibits the repricing of stock options granted under the Plan without approval by the Corporation’s shareholders.  Neither the Board nor the CRC may take any action:  (1) to amend the terms of an outstanding option to reduce the option price or grant price thereof, cancel an option and replace it with a new option with a lower option price or grant price, or that has an economic effect that is the same as any such reduction or cancellation or (2) to cancel an outstanding option having an option price or grant price above the then current fair market value of the common stock in exchange for the grant of another type of award, without, in each such case, first obtaining approval of the shareholders of the Corporation of such action.

●	No Grants of “Reload” Awards: The Plan does not provide for “reload” awards (i.e., the automatic substitution of a new award of like kind and amount upon the exercise of a previously granted award).

●

No “Evergreen” Provision:  The Plan provides for a specific maximum share limitation of 1,000,000 and does not provide for an annual or automatic increase of the number of shares available under the Plan.

●	Fungible Plan Design: A total of 1,000,000 common shares of common stock may be issued under the Plan. Shares issued pursuant to a stock option granted under the Plan will count against this limit on a 1:1 basis. Shares issued pursuant to awards other than stock options will count against this limit as 2.0 shares for every one share issued.

●

No Recycling of Shares under the 2012 Plan:  If the Plan is approved, any remaining shares that are unissued or any awards that are forfeited or cancelled under the 2012 Plan will not be added to the total number of shares available for issuance under the Plan.

●

Prohibition on “Liberal Share Counting” Practices:  The Plan does not allow shares to be added back to the maximum share limitation under the Plan if they were withheld, deducted or delivered for tax payments relating to any awards under the Plan; used to pay the exercise price of a stock option; or repurchased on the open market with proceeds of a stock option.  No dividends or dividend equivalents are paid on unvested restricted shares, RSUs, or PSUs.

●

Double-Trigger Change of Control Provisions:  Outstanding awards will only vest in full upon a participant’s qualifying termination of employment following a change of control unless otherwise provided by the CRC in its discretion in the award agreement.

●

Minimum Vesting Requirements:  All awards made under the Plan have minimum vesting/exercise schedule of at least one year, except that a shorter vesting/exercise schedule may apply to not more than 5% of the shares of stock authorized for issuance under the Plan.

●	Ten-Year Plan Term: The Plan prohibits the making of awards ten years from its effective date and limits the exercise term of stock options to ten years from the grant date.

●	Independent Committee Administration: The Plan is administered by the CRC, which is comprised solely of outside, non-employee directors.

●

Certain Awards are Subject to Clawback Policy:  Clawback provisions will apply to named executive officers and other executive officers which provisions will permit the CRC to cancel certain awards and to recoup gains realized from previous awards should the Corporation be required to prepare an accounting restatement due to materially inaccurate performance metrics.

Shareholder approval of the Plan is being sought in order to (i) meet the shareholder approval requirements of the NASDAQ, and (ii) qualify certain stock options authorized under the Plan for treatment as incentive stock options for purposes of Section 422 of the Code.

Administration

The Plan will be administered by a board committee appointed by the Board. Unless otherwise determined by the Board, the CRC will administer the Plan.  The CRC will have, among other powers, the power to accelerate, waive or modify, at any time, any term or condition of an award that is not mandatory under the Plan.  The CRC may correct any defect, supply any omission or reconcile any inconsistency in the Plan, and it will be the sole and final judge of such inconsistency.  The CRC will have the authority to perform other acts relating to the administration of the plan, including, at the CRC’s discretion, the CRC may delegate any of its administrative responsibilities, including but not limited to the authority to make awards to eligible persons who are not subject to the Exchange Act § 16.  No delegate may make an award to himself or herself, and no committee of delegates may make an award to a member of such committee of delegates.  In addition, any such delegation by the CRC shall include a limitation as to the number of shares underlying awards that may be granted during any period of the delegation and may contain guidelines as to the determination of the exercise price (if applicable) and the vesting criteria.

The CRC will have the sole discretion, which authority may be delegated as set forth above, to select eligible participants and grant to such participants one or more equity awards, including non-qualified stock options, incentive stock options, performance shares, performance stock units, restricted stock, restricted stock units and performance awards, or any combination thereof. The CRC will have the sole discretion, which authority may be delegated by the CRC as set forth above, to determine the type and number or amount of any award to be granted to any participant and the terms, conditions, restrictions, and performance goals relating to any award.

If the Corporation shall at any time increase or decrease the number of its outstanding shares of stock or change in any way the rights and privileges of such shares by means of the payment of a stock dividend or any other distribution upon such shares payable in stock or rights to acquire stock, or through a stock split, reverse stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the stock, or other corporate event or transaction (more fully described in Section 4.4 of the Plan), then the stock affected by such events shall be equitably and proportionally adjusted to: (i) the number and kind of shares or other property (including cash) that may thereafter be issued pursuant to the Plan, (ii) the number and kind of shares or other property (including cash) issued or issuable in respect of outstanding awards, (iii) the exercise price, grant price, or purchase price relating to any award; provided that, with respect to incentive stock options, such adjustment shall be made in accordance with Section 424(h) of the Code, (iv) the performance goals, and (v) the individual limitations applicable to awards.  The CRC may not take any other action that would impair the rights of any affected participant, holder, or beneficiary under any award or reduce the exercise price of any option as established at the time of grant.

The CRC will determine whether awards will be granted with or without cash consideration.  Awards may provide that upon their exercise the holder will receive cash, stock, other securities, other awards, other property, or any combination thereof, as the CRC will determine.

The CRC or the Board may at any time terminate, amend, or modify the Plan or any portion of the Plan.  However, shareholder approval must be obtained if such approval is necessary to comply with listing requirements, laws, policies, or regulations.

No awards may be granted under the Plan after the tenth anniversary of the effective date of the Plan.

Eligibility

At present, no specific grants are planned under the Plan.  All grants are expected to be made on a discretionary basis, rather than pursuant to a formula.  Accordingly, the amounts of any awards under the Plan to any specific person or group are not determinable at this time.  Any employees of the Corporation or any of its affiliates, non-employee members of the board of directors, non-employee members of the board of directors of any affiliates, and individuals who qualify as a consultant or advisor under Form S-8 and who are providing consulting services, under a written agreement, to the Corporation or any affiliate, who are designated as eligible persons by the CRC will be eligible to receive grants under the Plan.  However, incentive stock options may not be granted to anyone who is not an employee of the Corporation or any of its affiliates.

Shares Available for Awards

The maximum number of shares of the Corporation's Common Stock which may be issued under the Plan is 1,000,000.  The total number of shares of the Corporation's Common Stock that may be issued pursuant to incentive stock options granted under the Plan shall be equal to 250,000, subject to adjustments more fully described in Section 4.4 of the Plan.

The grant of any full value award (i.e. an award other than an option) shall be deemed, for purposes of determining the number of shares of the Corporation's Common Stock available for issuance under the Plan, as an award of 2.0 shares of the Corporation's Common Stock for each such share of Common Stock actually subject to the award.  The grant of an option shall be deemed, for purposes of determining the number of shares of the Corporation's Common Stock available for issuance under the Plan, as an award for one share of Common Stock for each such share of Common Stock actually subject to the award.

Shares of common stock that, as of the effective date of the Plan, have not been issued under the 2012 Plan will not be available for award under the Plan.

If, after the effective date of the Plan, (i) any shares covered by an award under the Plan, or to which such an award relates, are forfeited or (ii) any award under the Plan expires or is cancelled or otherwise terminated, then the number of shares available for issuance under the Plan will increase, to the extent of any such forfeiture, expiration, cancellation or termination.  Any awards or options granted under the 2012 Plan and any previous long-term incentive plan of the Corporation will not be treated as awards under the Plan and therefore will not count toward the maximum number of shares available under the Plan and will not be added to the total number of shares available for issuance under the Plan when such awards are forfeited or cancelled. The number of shares available for issuance under the Plan are not increased by: (i) the withholding of shares as a result of the net settlement of an outstanding option; (ii) the delivery of shares to pay the exercise price or withholding taxes relating to an award; or (iii) the repurchase of shares on the open market using the proceeds of an option’s exercise. If the CRC grants substitute awards, which are awards granted in assumption of, or in substitution for, outstanding awards previously granted by a corporation that is acquired by the Corporation in a merger or other business combination, then such substitute awards will not count toward the maximum number of shares available under the Plan and will result in additional dilution.

Awards

All awards are expected to be evidenced by an award agreement between the Corporation and the individual participant and approved by the CRC.  In the discretion of the CRC, an eligible employee and a non-employee director, advisor, or consultant may receive awards from one or more categories described below, and more than one award may be granted to an eligible employee and to a non-employee director, advisor, or consultant.

Types of awards under the Plan include:

Stock Options.  Subject to the terms of the Plan, the CRC (or its authorized delegate or delegates) may grant to participants stock options with such terms and conditions as the CRC or such delegate(s) determines. At the time of grant of a stock option, the CRC or its delegates will determine whether the option will be a non-qualified or an incentive stock option, provided that incentive stock options will only be granted to employees.  The terms of any incentive stock option shall comply in all respects with the provisions of Code Section 422.  Each stock option granted under the Plan will be evidenced by an option award agreement between the Corporation and the participant and such option award agreement will contain the number of shares and the terms on which the option can be exercised.  The vesting period for options will be in the option award agreement, provided that no award will vest sooner than the one-year anniversary of the award, except that a shorter vesting/exercise schedule may apply to not more than five percent (5%) of the shares authorized for issuance under the Plan.

The term of each option will be fixed by the CRC or its delegates but will not exceed ten (10) years from the date of grant.

The date of grant will not be earlier than the date on which the CRC or its delegates approves such grant.  The exercise price per share shall be determined by the CRC; provided, however, that except in the case of substitute awards, the exercise price will be 100% of the fair market value of the Corporation's Common Stock on the date the stock option is granted.  Unless otherwise determined by the CRC or the Board, fair market value of a share of the Corporation's Common Stock on a relevant date means the per share closing price of the shares as reported on NASDAQ for the date immediately preceding the grant date, or if the shares are not so listed on such immediately preceding date, as reported on such other exchange or electronic trading system which, on the date immediately preceding the date in question, reports the largest number of traded shares, provided, however, that if on the date immediately preceding the date for which the Fair Market Value is to be determined there are no transactions, Fair Market Value shall be determined as of the next closest immediately preceding date on which there were transactions in the shares; provided further, however, that if the foregoing provisions are not applicable, the fair market value of a share as determined by the CRC by the reasonable application of such reasonable valuation method, consistently applied, as the CRC deems appropriate; provided further, however, that, with respect to incentive stock options, such Fair Market Value shall be determined subject to Section 422(c)(7) of the Code.

No incentive stock option may be granted to an individual if, at the time of the proposed grant, such individual owns more than ten percent (10%) of the total combined voting power of all classes of shares of the Corporation or any affiliate unless (i) the exercise price of such incentive stock option is at least one hundred ten percent (110%) of the fair market value of the share at the time such incentive stock option is granted and (ii) such incentive stock option is not exercisable after the expiration of five years from the date such incentive stock option is granted.

To the extent that the aggregate fair market value of stock of the Corporation with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year under the Plan and any other option plan of the Corporation (or any Affiliate) shall exceed $100,000, such options shall be treated as non-qualified stock options.  Such fair market value shall be determined as of the date on which each such incentive stock option is granted.

Restricted Stock and Restricted Stock Units.  Subject to the terms of the Plan, the CRC or its delegates may determine, with respect to each restricted stock or restricted stock unit award granted, the number of shares or restricted stock units, respectively.  Unless the CRC specifies otherwise in the award agreement, the vesting period for awards of restricted stock and restricted stock units will be as determined by the CRC in the award agreement, provided that no award will vest sooner than the one-year anniversary of the award, except that a shorter vesting/exercise schedule may apply to not more than 5% of the shares authorized for issuance under the Plan.

Shares of restricted stock and restricted stock units shall be subject to such restrictions as the CRC may impose (including, without limitation, any limitation on the right to vote a share of restricted stock or the right to receive any dividend or other right or property), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the CRC may deem appropriate. Notwithstanding the foregoing, unless otherwise determined by the CRC or Board, and provided in an award agreement, a participant may become a shareholder of the Corporation with respect to all shares of restricted stock and will have all of the rights to receive dividends (or dividend equivalents) provided; however, that cash dividends and stock dividends with respect to restricted stock shall be withheld by the Corporation for the participant’s account unless and until the underlying shares of restricted stock vest.  The cash dividends or stock dividends so withheld by the CRC and attributable to any particular share of restricted stock shall be distributed to the participant in cash or, at the discretion of the CRC, in shares having a fair market value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the participant shall have no right to such dividends.

The CRC will determine the manner in which restricted stock will be evidenced, including, without limitation, book-entry registration or issuance of a stock certificate or certificates.  In the event any stock certificate is issued in respect of shares of restricted stock, such certificate shall be registered in the name of the participant and shall bear an appropriate legend (as determined by the CRC) referring to the terms, conditions, and restrictions applicable to such restricted stock.

Performance Units.  Subject to the terms of the Plan, the CRC may grant to participants performance-based awards with such terms and conditions as the CRC determines. The performance-based awards may be denominated as or payable in cash, shares (including restricted stock and restricted stock units), options or other awards or other property, and will confer on the holder the rights valued as determined by the CRC and payable to the holder upon the achievement of such performance goals during such performance periods as the CRC may establish. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance-based award granted and the amount of any payment or transfer to be made pursuant to any performance-based award will be determined by the CRC. The CRC will verify the attainment of any performance goal. The vesting period for performance-based awards will be in the performance award agreement, provided that no award will vest sooner than the one-year anniversary of the award, except that a shorter vesting/exercise schedule may apply to not more than 5% of the shares authorized for issuance under the Plan.

Employment Status of Participant

Termination of Key Employee.  Unless otherwise provided by the CRC in the award agreement, the following will apply upon termination of an employee:  If an employee retires from the Corporation or an affiliate after having attained age 65 and having provided five or more years of service (defined as “normal retirement”), then the employee’s options will fully vest upon such retirement and such awards will remain exercisable for three (3) months but not beyond expiration of original term. If an employee dies, then the employee’s options, restricted stock, and restricted stock units will fully vest upon death, except that performance-based restricted stock and performance-based restricted stock units that are unvested upon death during a restricted period shall be forfeited.  The option awards will remain exercisable for one year following death, but in no event beyond the award’s original expiration date.  If an employee is terminated due to disability, then the employee’s options, restricted stock, or restricted stock units will fully vest upon termination and the options will remain exercisable for one year following death, but in no event beyond the award’s original expiration date, except that performance-based restricted stock and performance-based restricted stock units that are unvested upon termination due to disability during a restricted period shall be forfeited.  An employee that is terminated for "Cause" (as such term is defined in the Plan), will forfeit any unvested options, restricted stock or restricted stock units upon such termination.  If an employee is terminated for any other reason, (other than with respect to a change of control – see below,) then the employee’s options, restricted stock, or restricted stock units that are not fully vested will be forfeited upon termination; provided, that any options that have vested will remain exercisable for three months following termination.

Termination of Service of Non-Employee Director or Other Non-Employee.  Unless otherwise provided by the CRC in the award agreement, the following will apply upon termination of a non-employee director or other non-employee: Upon the death of a non-employee, (including a non-employee director, advisor, or consultant) such non-employee’s options, restricted stock, or restricted stock units that are not fully vested at such time will fully vest upon such termination and any options will remain exercisable for one year following death, but in no event beyond the award’s original expiration date.  A non-employee (director, advisor, or consultant) whose service is terminated for cause, will forfeit any unvested options, restricted stock, or restricted stock units upon such termination.

If a non-employee director ceases to serve on the Board for any reason other than death or change of control, such non-employee director’s options, restricted stock, or restricted stock units that are not fully vested at such time will be forfeited upon termination of such non-employee director’s service; any options that have already vested by the termination date will remain exercisable for three months following termination. Notwithstanding the foregoing, the CRC may, in its discretion, modify the award agreement of any non-employee director, at any time, to provide that options, restricted shares, or restricted stock units, or any of them, that are not fully vested at the time a non-employee director ceases to serve on the Board for any reason other than death, change in control, and for Cause will fully vest upon such termination; such awards will remain exercisable, in the case of an option award, for three months but not beyond expiration of original term.

With respect to non-employee advisors or consultants, options that are not fully vested at the time service as a non-employee terminates for any reason other than death or change in control, will be forfeited upon termination; any options that have already vested by the termination date will remain exercisable for three months following termination.   Restricted stock or restricted stock units that are not fully vested at the time service as a non-employee advisor or consultant terminates for any reason other than death or change in control, will be forfeited upon termination

Change of Control

Unless otherwise provided in the award agreement, in the discretion of the CRC, any award not fully vested at the time a participant terminates employment within the vesting period for the award and on or after a change of control will become fully vested upon such termination and remain exercisable, as applicable, throughout its original term, provided, however that with respect to performance-based awards, such full vesting shall only apply with respect to any performance-based awards which are not assumed or replaced by the successor or surviving corporation. If the successor or surviving corporation (or parent thereof) so agrees, some or all outstanding awards will be assumed, or replaced with the same type of award with similar terms and conditions, by the successor or surviving corporation (or parent thereof) in a change of control transaction.  If applicable, each award which is assumed by the successor or surviving corporation (or parent thereof) shall be appropriately adjusted, immediately after such change of control, to apply to the number and class of securities which would have been issuable to the participant upon the consummation of such change of control had the award been exercised, vested or earned immediately prior to such change of control, and such other appropriate adjustments in the terms and conditions of the award shall be made.   In addition, if the foregoing does not apply with respect to any particular outstanding award, then the CRC may provide that all such outstanding awards shall be cancelled as of the date of the Change of control in exchange for a payment in cash and/or shares all as more fully set forth in the Plan. Change of control is defined in the Plan which is attached to this Proxy Statement.

Limitations on Transfer of Awards

Each award, and all rights thereunder, shall be non-assignable and nontransferable during an individual’s lifetime except that the CRC may permit further transferability of awards other than incentive stock options, on a general or a specific basis, provided, however, that no award may be transferred for value or other consideration without first obtaining approval by the shareholders of the Corporation.  No award and no right under any such award may be subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge, bankruptcy, or court order, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Corporation. In the event of a participant's death, a participant’s vested rights and interests in any award may be exercised by the personal representative of the participant’s estate within three (3) months or any statutorily required period after the date of death.  In the event of a participant’s permanent disability, a participant’s vested rights and interests in any award may be exercised by such person’s guardian, conservator, or other legal personal representative within ninety (90) days or any statutorily required period after the date of permanent disability.

Effective Date and Term of the Plan

If approved by the shareholders owning a majority of the total votes cast at the Annual Meeting, the Plan will become effective as of the Effective Date.  The Plan shall terminate on the ten-year anniversary of the Effective Date.  No grants shall be awarded after such termination; however, the terms of the Plan shall continue to apply to all awards outstanding when the Plan terminates.

Any award granted prior to the tenth (10th) anniversary of the Effective Date may extend beyond such date, and the authority of the CRC and the Board to amend, alter, adjust, suspend, discontinue or terminate any such award, or to waive any conditions or rights under any such award, and to amend the Plan, will extend beyond such date. The CRC or the Board may terminate the Plan at any time with respect to all awards that have not been granted.  The CRC determines the period during which a stock option granted under the Plan may be exercised, but no such option or right will be exercisable for more than ten years from the grant date of such award.

Amendment and Discontinuance

The CRC or the Board may terminate, amend or modify the Plan or any part hereof at any time it deems necessary or appropriate; provided, however, that no amendment, modification, or termination of the Plan or any award shall adversely affect the previously accrued material rights or benefits of a participant under any outstanding award under the Plan, without the consent of the participant; and provided, further, that shareholder approval of any amendment of the Plan shall also be obtained if otherwise required by an applicable statutory or regulatory requirement.  Notwithstanding the foregoing, the Board and CRC are prohibited from amending the provisions of the plan that prohibit the repricing of options.

Repricing Prohibited

The CRC is prohibited from decreasing the exercise price for any outstanding stock option granted to a participant under the Plan after the date of grant or allowing a participant to surrender an outstanding stock option granted under the Plan to the Corporation as consideration for the grant of cash, other awards, or a new option with a lower exercise price.

Clawback of Awards

Clawback provisions will apply to all named executive officers and other executive officers if the Corporation is required to prepare an accounting restatement due to materially inaccurate performance metrics, and such provisions may be amended, or supplemented by an additional clawback policy or policies, at any time or from time to time.  In addition, a participant may be required to repay to the Corporation previously paid compensation, whether provided pursuant to the Plan or an award agreement, in accordance with policies of the Corporation.  By accepting an award, the participant will agree to be bound by such policies of the Corporation, as in effect or as may be adopted and/or modified from time to time by the Corporation (including, without limitation, to comply with applicable law or stock exchange listing requirements).

New Benefit Plans

As of the date of the 2022 Annual Meeting, no awards will have been granted (i.e. whether granted conditionally subject to shareholder approval or otherwise) under the Plan. Subject to shareholder approval of the Plan, all awards granted under the Plan will be made at the discretion of the CRC or its delegates. As a result, it is not currently possible to determine the benefits or amounts that will be received by any individual or groups pursuant to the Plan in the future, or the benefits or amounts that would have been received by or allocated to any individual or groups for the last completed fiscal year if the Plan had been in effect. Information regarding our recent practices with respect to equity-based compensation is presented elsewhere in this proxy statement.

Federal Income Tax Consequences

The U.S. federal income tax consequences to First Community and the recipients of awards under the Plan are complex and subject to change.  The following discussion is only a summary of the general rules applicable to the Plan. Recipients of awards under the Plan should consult their own tax advisors since a taxpayer’s particular situation may be such that some variation of the rules described below will apply.

As discussed above, several different types of instruments may be issued under the Plan. The tax consequences related to the issuance of each is discussed separately below.

Options.  In general, a recipient of an option granted under the Plan will not have regular taxable income at the time of grant.

Upon exercise of a nonqualified stock option, the optionee generally must recognize taxable income in an amount equal to the fair market value on the date of exercise of the shares exercised, minus the exercise price.  The tax basis for the shares purchased is their fair market value on the date of exercise.  Any gain or loss recognized upon any later sale or other disposition of the acquired shares generally will be capital gain or loss.  The character of such capital gain or loss (short-term or long-term) will depend upon the length of time that the optionee holds the shares prior to the sale or disposition. Generally, such shares must be held at least twelve (12) months in order for long-term capital gains tax rates to apply.

An optionee generally will not be required to recognize any regular taxable income upon the exercise of an incentive stock option, provided that the optionee does not dispose of the shares issued to him or her upon exercise of the option within the two-year period after the date of grant and within one year after the receipt of the shares by the optionee.  The optionee will have alternative minimum taxable income equal to the amount by which the fair market value of the shares on the exercise date exceeds the purchase price.  An optionee will recognize ordinary taxable income upon the exercise of an incentive stock option if such optionee uses the broker-assisted cashless exercise method.  Provided the optionee does not recognize regular taxable income upon exercise, the tax basis for the shares purchased is equal to the exercise price. Upon a later sale or other disposition of the shares, the optionee must recognize long-term capital gain or ordinary taxable income, depending upon whether the optionee holds the shares for specified holding periods.

Restricted Stock.  In general, a participant who receives restricted stock will not recognize taxable income upon receipt, but instead will recognize ordinary income when the shares are no longer subject to restrictions.  Alternatively, unless prohibited by the CRC, a participant may elect under Section 83(b) of the Code to be taxed at the time of receipt, provided the participant meets applicable provisions of the Plan and Code with respect to such election.  The amount of ordinary income recognized by the participant will be equal to the fair market value of the shares at the time income is recognized, less the amount of any price paid for the shares.  In general, any gain recognized thereafter will be capital gain.

Restricted Stock Units ("RSUs").  In general, a participant who is awarded RSUs will not recognize taxable income upon receipt.  When a participant receives payment for an award of RSUs in shares or cash, the fair market value of the shares or the amount of cash received will be taxed to the participant at ordinary income rates.  However, if any shares used to pay out RSUs are nontransferable and subject to a substantial risk of forfeiture, the taxable event is deferred until either the restriction on transferability or the risk of forfeiture lapses.  In such a case, a participant, unless prohibited by the CRC, may elect under Section 83(b) of the Code to be taxed at the time of receipt, provided the participant meets applicable provisions of the 2012 Plan and Code with respect to such election.  In general, any gain recognized thereafter will be capital gain.

Withholding Requirements.  The Corporation or any affiliate shall be entitled to withhold from any amount otherwise payable to a participant (or secure payment from the participant in lieu of withholding) the amount of any withholding or other tax required by law to be withheld or paid by the Corporation or an affiliate with respect to any amount payable and/or shares issuable to such participant under the Plan, or with respect to any income recognized upon the lapse of restrictions applicable to an award or upon a disqualifying disposition of shares received pursuant to the exercise of an incentive stock option, and the Corporation may defer payment or issuance of the cash or shares upon the grant, exercise or vesting of an award unless appropriate arrangements are made to its satisfaction against any liability for any such tax.  The Corporation shall determine the amount of such withholding or tax payment, which shall be payable by the participant at such time as the Corporation determines. The CRC may prescribe in each award agreement one or more methods by which the participant will be permitted to satisfy his or her tax withholding obligation, which methods may include, without limitation, the payment of cash by the participant to the Corporation or an affiliate or the withholding from the award, at the appropriate time, of a number of shares sufficient, based upon the fair market value of such shares, to satisfy such tax withholding requirements. The CRC may establish such rules and procedures relating to withholding methods as it deems necessary or appropriate.

Deduction Limits and Performance Measures.  The Corporation generally will be entitled to a tax deduction in connection with an award made under the Plan only to the extent that the participant recognizes ordinary income from the award. The Corporation is generally not entitled to a tax deduction for any award with respect to any amount that represents compensation of $1 million paid to “covered employees” under Code Section 162(m).

Code Section 409A Compliance

Code Section 409A provides that covered amounts deferred under a nonqualified deferred compensation plan are includable in the participant’s gross income to the extent not subject to a substantial risk of forfeiture and not previously included in income, unless certain requirements are met, including limitations on the timing of deferral elections and events that may trigger the distribution of deferred amounts.

Based on final regulations and other guidance issued under Code Section 409A, the awards under the Plan could be affected.  In general, if an award either (1) meets the requirements imposed by Code Section 409A or (2) qualifies for an exception from coverage of Code Section 409A, the tax consequences described above will continue to apply.  If an award is subject to Code Section 409A and does not comply with the requirements of Code Section 409A, then amounts deferred in the current year and in previous years will become subject to immediate taxation to the participant, and the participant will be required to pay (1) a penalty equal to interest at the underpayment rate plus 1% on the tax that should have been paid on the amount of the original deferral and any related earnings and (2) in addition to any regular tax, an excise tax equal to 20% of the original deferral and any earnings credited on the deferral.

The Corporation has designed the Plan so that awards either comply with, or are exempt from coverage of, Code Section 409A.  The Corporation intends to continue to review the terms of the Plan and may, subject to the terms of the Plan, adopt additional amendments to comply with current and additional guidance issued under Section 409A of the Code.

The Corporation does not intend the preceding discussion to be a complete explanation of all of the income tax consequences of participating in the Plan. Participants in the Plan should consult their own personal tax advisors to determine the particular tax consequences of the Plan to them, including the application and effect of foreign, state and local taxes, and any changes in the federal tax laws from the date of this proxy statement.

Vote Required

The affirmative vote of a majority of votes cast on this proposal is required for the approval of this proposal. In determining whether the proposal has received the requisite number of affirmative votes, abstentions and broker “non-votes” will be disregarded and will have no effect on the outcome of the vote.

First Community believes that its compensation plans have made a significant contribution to the success of the Corporation in attracting and retaining key employees. It is the intention of the persons named in the accompanying proxy, unless the proxy specifies otherwise, to vote “FOR” the Plan.

Accordingly, the Compensation and Retirement Committee and Board of Directors recommends that the shareholders vote “FOR” approval of the First Community Bankshares, Inc. 2022 Omnibus Equity Compensation Plan.

ADDITIONAL INFORMATION

Shareholder Proposals for Inclusion in Next Year’s Proxy Statement

To be considered for inclusion in next year’s proxy statement, shareholder proposals, submitted in accordance with SEC’s Rule 14a-8, must be received at the Corporation’s principal executive office by November 16, 2022. Proposals must be addressed to Secretary, First Community Bankshares, Inc., P.O. Box 989, Bluefield, Virginia 24605-0989.

Other Shareholder Proposals and Shareholder Nominations for Directors for Presentation at Next Year’s Annual Meeting

The Corporation’s amended and restated bylaws require that any shareholder proposal that is not submitted for inclusion in the next year’s proxy statement under SEC Rule 14a-8, but, is instead sought to be presented directly at the 2023 Annual Meeting, and any shareholder nominations for directors, must be received at the Corporation’s principal executive office not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the 2022 Annual Meeting. As a result, proposals, including director nominations, submitted pursuant to these provisions of the bylaws, must be received no sooner than January 26, 2023, and no later than February 25, 2023. Proposals must be addressed to Secretary, First Community Bankshares, Inc., P.O. Box 989, Bluefield, Virginia 24605-0989, and include the information set forth in the bylaws, which are posted on the Corporation’s website. Shareholder nominations for directors may be made only if such nominations are made in accordance with the procedures set forth in Section 2.3 of the Corporation’s amended and restated bylaws. SEC rules permit management to vote proxies in management’s discretion in certain cases if the shareholder does not comply with this deadline, and in certain other cases regardless of the shareholder’s compliance with this deadline. Other than proposals properly omitted from this proxy statement pursuant to SEC rules and other matters discussed in this proxy statement, the Board of Directors has not received timely notice of any other matter that may come before the Annual Meeting.

Solicitation of Proxies

Proxies may be solicited on behalf of the Board of Directors by mail, telephone, other electronic means, or in person. Copies of proxy materials and the 2021 Annual Report will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from the beneficial owners, and the Corporation will reimburse such record holders for their reasonable expenses.

Shareholder Requests for Copies of 2021 Annual Report and Proxy Materials

Upon written request, the Corporation will provide, without charge, to shareholders of record and beneficial owners as of close of business on March 3, 2022, a copy of this proxy statement and the 2021 Annual Report. Any written request for a copy of this proxy statement and/or the 2021 Annual Report must be mailed to Secretary, First Community Bankshares, Inc., P.O. Box 989, Bluefield, Virginia 24605-0989.

Delivery of Documents to Shareholders Sharing Same Address (Householding)

To reduce the expenses of delivering duplicate proxy materials to its shareholders, the Corporation may deliver only one proxy statement and Annual Report to multiple shareholders who share an address unless the Corporation receives contrary instructions from any shareholders at that address. If you are the beneficial owner, but not the record holder, of shares of the Corporation’s stock, your broker, bank, or other nominee may only deliver one copy of this proxy statement and 2021 Annual Report to multiple shareholders at the same address, unless that nominee has received contrary instructions from one or more of the shareholders. The Corporation will deliver, upon request, a separate copy of this proxy statement and 2021 Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered. A shareholder desiring to receive a separate copy of the proxy statement and Annual Report, now or in the future, should submit this request to Broadridge Financial Solutions, Inc. (“Broadridge”), either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Also, shareholders sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish instead to receive a single copy of such materials in the future will need to, in the case of beneficial owners, contact their broker, bank, or other nominee or, in the case of record owners, contact Broadridge (using the above contact information) to request that only a single copy of each document be mailed to all shareholders at the same address in the future.

Electronic Access to Proxy Statement and Annual Report

This proxy statement and the 2021 Annual Report may be viewed online at www.firstcommunitybank.com under Investor Relations. If you are a shareholder of record, you can elect to access future annual reports and proxy statements electronically by marking the appropriate box on your proxy form or by following the instructions provided if you vote on the Internet or by telephone. If you choose electronic access, you will receive a proxy form in mid to late March providing the website address for access. Your choice will remain in effect until you notify the Corporation by mail that you wish to resume delivery of paper copies of annual reports and proxies by mail. If your stock is held for you by a bank, broker, or another holder of record, please refer to the information provided by that entity holding the stock on your behalf for instructions on how to elect the paper option.

First Community Bankshares, Inc.

FIRST COMMUNITY BANKSHARES, INC
P.O. BOX 989
BLUEFIELD, VA 24605-0989

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on April 25, 2022 for shares held directly and by 11:59 p.m. Eastern Time on April 21, 2022 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/FCBC2022**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on April 25, 2022 for shares held directly and by 11:59 p.m. Eastern Time on April 21, 2022 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D69560-P68189

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FIRST COMMUNITY BANKSHARES, INC.

The Board of Directors recommends you vote FOR Proposals 1, 2, 3, and 4:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees, Class of 2025

01) Samuel L. Elmore
02) Richard S. Johnson
03) Beth A. Taylor

	For	Against	Abstain
2. To approve, on a non binding advisory basis, the Corporation's executive compensation program for fiscal year 2021.	☐	☐	☐
3. To ratify the selection of the independent registered public accounting firm for 2022.	☐	☐	☐
4. To approve the First Community Bankshares, Inc. 2022 Omnibus Equity Compensation Plan.	☐	☐	☐

NOTE: The shares represented by the proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this proxy will be voted FOR Proposals 1, 2, 3, and 4.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on April 26, 2022:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

D69561-P68189

FIRST COMMUNITY BANKSHARES, INC.
This revocable proxy is solicited on behalf of the Board of Directors
Annual Meeting of Stockholders
April 26, 2022
2:00 p.m., Eastern Daylight Time

The undersigned appoints Samuel G. Hill and Crystal R. Cline, or either of them, proxies to vote all shares of common stock ("Common Stock") of First Community Bankshares, Inc. (the "Corporation") which the undersigned is entitled to vote at the annual meeting (the "Annual Meeting") of stockholders of the Corporation, to be held on April 26, 2022 at 2:00 p.m., Eastern Daylight Time, at www.virtualshareholdermeeting.com/FCBC2022, or at any adjournment thereof, on the matters as set forth in the proxy statement for the Annual Meeting and on all matters properly presented at the Annual Meeting.

This instruction and proxy card is also solicited by the Board of Directors of the Corporation for persons who participate in the First Community Bankshares, Inc. Employee Stock Ownership and Savings Plan ("Plan"). By signing this instruction and proxy card, or by phone or Internet, the undersigned hereby instructs First Community Bank, the trustee of the Plan, to exercise the voting rights relating to any shares of Common Stock allocable to his or her account(s) as of the close of business on March 3, 2022.

The trustee will tabulate the votes received from all Plan participants by April 25, 2022, and shall vote the shares of Common Stock as directed. **In the event any participant in the Plan does not provide voting directions, the trustee of the Plan shall vote the participant's shares of Common Stock as the trustee, in its sole discretion, shall deem appropriate.**

Proxies will be voted as directed. In the absence of specific direction, signed proxies will be voted in accordance with the recommendations of the Board of Directors of the Corporation and in the discretion of the proxy holders upon such other matters as may properly come before the Annual Meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Appendix F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2023

FIRST COMMUNITY BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Virginia	000-19297	55-0694814
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

P.O. Box 989 Bluefield, Virginia	24605-0989
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (276) 326-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($1.00 par value)	FCBC	NASDAQ Global Select

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02         Results of Operations and Financial Condition.

On January 24, 2023, First Community Bankshares, Inc. (the “Company”) announced by press release its earnings for the fourth quarter of 2022. A copy of the press release is attached hereto as Exhibit 99.1.

Item 8.01         Other Events.

On January 24, 2023, the Company announced by press release its quarterly cash dividend to common shareholders of twenty-nine cents ($0.29) per common share, payable on or about February 24, 2023, to shareholders of record on February 10, 2023. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01         Financial Statements and Exhibits.

(d)  The following exhibit is included with this report:

Exhibit No.	Exhibit Description

99.1	Earnings release dated January 24, 2023.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements. These forward-looking statements are based on current expectations that involve risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may differ materially. These risks include:  changes in business or other market conditions; the timely development, production and acceptance of new products and services; the challenge of managing asset/liability levels; the management of credit risk and interest rate risk; the difficulty of keeping expense growth at modest levels while increasing revenues; and other risks detailed from time to time in the Company’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-K for the most recent year ended. Pursuant to the Private Securities Litigation Reform Act of 1995, the Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANKSHARES, INC.

Date:	January 24, 2023	By:	/s/ David D. Brown

David D. Brown
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:	FOR MORE INFORMATION, CONTACT:
January 24, 2023	David D. Brown
(276) 326-9000

First Community Bankshares, Inc. Announces Fourth Quarter 2022 Results and Quarterly Cash Dividend

Bluefield, Virginia – First Community Bankshares, Inc. (NASDAQ: FCBC) (www.firstcommunitybank.com) (the “Company”) today reported its unaudited results of operations and other financial information for the quarter ended December 31, 2022. The Company reported net income of $12.58 million, or $0.77 per diluted common share, for the quarter ended December 31, 2022. Net income for the year ended December 31, 2022, was $46.66 million or $2.82 per diluted common share.

The Company also declared a quarterly cash dividend to common shareholders of twenty-nine cents ($0.29) per common share, an increase of two cents ($0.02), or 7.41%, over the quarterly dividend declared in the same quarter of 2021. The quarterly dividend is payable to common shareholders of record on February 10, 2023, and is expected to be paid on or about February 24, 2023. This marks the 38th consecutive year of regular dividends to common shareholders.

During the fourth quarter, the Company entered into an agreement to acquire Mount Airy, North Carolina-based Surrey Bancorp. The acquisition will strengthen the Company’s presence in western North Carolina, result in top market share in Mount Airy, and add approximately $500 million in assets. Surrey has a record of excellent financial performance and a very strong core deposit franchise across its seven branch network. The acquisition is subject to customary regulatory and shareholder approvals and is expected to close in the second quarter of 2023.

Fourth Quarter 2022 and Current Highlights

Income Statement

o

Net income of $12.58 million for the quarter was an increase of $2.03 million compared to $10.56 million recorded in the same quarter of 2021. The increase is primarily attributable to an increase in net interest income of $5.39 million as well as a decrease in noninterest expense of $971 thousand. The positive increases to income were offset by an increase in the provision for credit losses of $4.26 million compared to the same quarter of 2021.

o

Annualized return on average assets was 1.59% for the fourth quarter and 1.45% for year-end 2022. Annualized return on average common equity was 11.99% for the fourth quarter and 11.04% for year-end 2022.

o

Net interest margin for the fourth quarter was 4.34%, which was an 82 basis point increase from 3.52% reported for fourth quarter of 2021. The yield on earning assets increased 79 basis points, primarily driven by increased earnings on loans and securities.

o	The cost of interest-bearing deposits declined 5 basis points to 0.08%, primarily driven by a decrease in the cost of time deposits and an increase in non-maturing deposits.
o

Net interest income increased $5.39 million compared to the same quarter of 2021. Interest and fees on loans increased $2.64 million from the same quarter of 2021 and is primarily attributable to loan demand and originations. Interest income from securities of $1.90 million was an increase of $1.54 million over the fourth quarter of 2021. Interest on deposits in banks also increased $981 thousand to $1.22 million for the fourth quarter as a result of the Federal Open Market Committee’s incremental 425 basis point rate increase in overnight rates throughout 2022 as compared to the overnight rates of 2021.

o

The provision for credit losses of $3.42 million for the quarter was an increase of $4.26 million compared to the same quarter of 2021. The increase was largely attributable to the growth of the loan portfolio throughout 2022 and an economic forecast that projects higher unemployment rates and weaker macroeconomic trends. The fourth quarter and full year of 2021 included recoveries of pandemic-related provisioning.

o

Salaries and employee benefits for the fourth quarter decreased $580 thousand, or 4.64%, over the same quarter in 2021, while increasing $2.94 million, or 6.65%, for the full year of 2022 compared with 2021. During the first quarter of 2022, the Company implemented annualized wage increases of approximately $2.5 million as part of its ongoing strategic initiative to enhance Human Capital Management, which included an increased minimum wage.

Balance Sheet and Asset Quality

o

The Company’s loan portfolio increased by $234.63 million, a growth rate of 10.83%, during of 2022. Loan demand and originations were strong in all categories, including construction, commercial real estate, residential mortgage, and consumer loans.

o

During the fourth quarter, the Company repurchased 55,210 of its common shares for $1.89 million. The Company repurchased 706,117 common shares for $21.31 million during 2022. Share repurchases have been curtailed due to the announced acquisition of Surrey Bancorp.

o

Non-performing loans to total loans remained low at 0.70% of total loans and continues the declining trend experienced over the past four quarters. The Company experienced net charge-offs for the fourth quarter of 2022 of $2.25 million, or 0.37% of annualized average loans, compared to net charge-offs of $1.17 million, or 0.22% of annualized average loans, for the same period in 2021. Net charge-offs for the year ended December 31, 2022, were $3.87 million, or 0.23% of annualized average loans, compared to net charge-offs of $2.96 million, or 0.18% of annualized average loans, for the same period in 2021.

o	The allowance for credit losses to total loans was 1.27% at December 31, 2022.
o	Book value per share at December 31, 2022, was $26.01, an increase of $0.67 from year-end 2021.

Non-GAAP Financial Measures

In addition to financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company uses certain non-GAAP financial measures that provide useful information for financial and operational decision making, evaluating trends, and comparing financial results to other financial institutions. The non-GAAP financial measures presented in this news release include “tangible book value per common share,” “return on average tangible common equity,” “adjusted earnings,” “adjusted diluted earnings per share,” “adjusted return on average assets,” “adjusted return on average common equity,” “adjusted return on average tangible common equity,” and certain financial measures presented on a fully taxable equivalent (“FTE”) basis. FTE basis is calculated using the federal statutory income tax rate of 21%. While the Company believes certain non-GAAP financial measures enhance the understanding of its business and performance, they are supplemental and not a substitute for, or more important than, financial measures prepared in accordance with GAAP and may not be comparable to those reported by other financial institutions.

About First Community Bankshares, Inc.

First Community Bankshares, Inc., a financial holding company headquartered in Bluefield, Virginia, provides banking products and services through its wholly owned subsidiary First Community Bank. First Community Bank operated 48 branch banking locations in Virginia, West Virginia, North Carolina, and Tennessee as of December 31, 2022. First Community Bank offers wealth management and investment advice and services through its Trust Division and through its wholly owned subsidiary, First Community Wealth Management, which collectively managed and administered $1.28 billion in combined assets as of December 31, 2022. The Company reported consolidated assets of $3.14 billion as of December 31, 2022. The Company’s common stock is listed on the NASDAQ Global Select Market under the trading symbol, “FCBC”. Additional investor information is available on the Company’s website at www.firstcommunitybank.com.

This news release may include forward-looking statements. These forward-looking statements are based on current expectations that involve risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may differ materially. These risks include: changes in business or other market conditions; the timely development, production and acceptance of new products and services; the challenge of managing asset/liability levels; the management of credit risk and interest rate risk; the difficulty of keeping expense growth at modest levels while increasing revenues; and other risks detailed from time to time in the Company’s Securities and Exchange Commission reports including, but not limited to, the Annual Report on Form 10-K for the most recent fiscal year end. Pursuant to the Private Securities Litigation Reform Act of 1995, the Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended					Twelve Months Ended
(Amounts in thousands, except	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
share and per share data)	2022	2022	2022	2022	2021	2022	2021
Interest income
Interest and fees on loans	$27,873	$26,405	$25,651	$24,641	$25,236	$104,570	$102,832
Interest on securities	1,900	1,785	1,551	750	362	5,986	1,737
Interest on deposits in banks	1,215	1,532	768	248	234	3,763	741
Total interest income	30,988	29,722	27,970	25,639	25,832	114,319	105,310
Interest expense
Interest on deposits	366	380	422	486	600	1,654	2,835
Interest on borrowings	1	-	1	-	-	2	1
Total interest expense	367	380	423	486	600	1,656	2,836
Net interest income	30,621	29,342	27,547	25,153	25,232	112,663	102,474
Provision for (recovery of) credit losses	3,416	685	510	1,961	(846)	6,572	(8,471)
Net interest income after provision	27,205	28,657	27,037	23,192	26,078	106,091	110,945
Noninterest income	9,184	9,950	8,854	9,194	9,215	37,182	34,301
Noninterest expense	20,730	21,145	21,255	19,986	21,701	83,116	78,718
Income before income taxes	15,659	17,462	14,636	12,400	13,592	60,157	66,528
Income tax expense	3,076	4,111	3,423	2,885	3,037	13,495	15,360
Net income	$12,583	$13,351	$11,213	$9,515	$10,555	$46,662	$51,168

Earnings per common share
Basic	$0.78	$0.82	$0.67	$0.57	$0.62	$2.82	$2.95
Diluted	0.77	0.81	0.67	0.56	0.62	2.82	2.94
Cash dividends per common share
Regular	0.29	0.29	0.27	0.27	0.27	1.12	1.04
Weighted average shares outstanding
Basic	16,229,289	16,378,022	16,662,817	16,817,284	16,974,005	16,519,848	17,335,615
Diluted	16,281,922	16,413,202	16,682,615	16,864,515	17,038,980	16,562,257	17,402,936
Performance ratios
Return on average assets	1.59%	1.63%	1.38%	1.20%	1.32%	1.45%	1.63%
Return on average common equity	11.99%	12.60%	10.61%	8.98%	9.77%	11.04%	11.96%
Return on average tangible common equity(1)	17.75%	18.51%	15.56%	13.10%	14.28%	16.17%	17.53%

(1)	A non-GAAP financial measure defined as net income divided by average stockholders' equity less average goodwill and other intangible assets

CONDENSED CONSOLIDATED QUARTERLY NONINTEREST INCOME AND EXPENSE  (Unaudited)

	Three Months Ended					Twelve Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(Amounts in thousands)	2022	2022	2022	2022	2021	2022	2021
Noninterest income
Wealth management	$958	$932	$993	$972	$940	$3,855	$3,853
Service charges on deposits	3,354	3,689	3,672	3,498	3,718	14,213	13,446
Other service charges and fees	3,006	2,988	3,297	3,017	3,091	12,308	12,422
Net FDIC indemnification asset amortization	-	-	-	-	-	-	(1,226)
Gain on divestiture	-	1,658	-	-	-	1,658	-
Other operating income	1,866	683	892	1,707	1,466	5,148	5,806
Total noninterest income	$9,184	$9,950	$8,854	$9,194	$9,215	$37,182	$34,301
Noninterest expense
Salaries and employee benefits	$11,913	$12,081	$11,518	$11,671	$12,493	$47,183	$44,239
Occupancy expense	1,196	1,188	1,165	1,269	1,368	4,818	4,913
Furniture and equipment expense	1,413	1,478	1,496	1,614	1,418	6,001	5,627
Service fees	1,905	1,635	2,563	1,503	1,946	7,606	6,324
Advertising and public relations	574	718	577	540	589	2,409	2,076
Professional fees	98	208	544	453	455	1,303	1,524
Amortization of intangibles	364	365	360	357	364	1,446	1,446
FDIC premiums and assessments	330	321	257	218	213	1,126	832
Merger expense	596	-	-	-	-	596	-
Divestiture expense	-	153	-	-	-	153	-
Other operating expense	2,341	2,998	2,775	2,361	2,855	10,475	11,737
Total noninterest expense	$20,730	$21,145	$21,255	$19,986	$21,701	$83,116	$78,718

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP ADJUSTED EARNINGS (Unaudited)

	Three Months Ended					Twelve Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(Amounts in thousands, except	2022	2022	2022	2022	2021	2022	2021
per share data)
Net income	$12,583	$13,351	$11,213	$9,515	$10,555	$46,662	$51,168
Non-GAAP adjustments:
Merger expense	596	-	-	-	-	596	-
Divestiture expense	-	153	-	-	-	153	-
Gain on divestiture	-	(1,658)	-	-	-	(1,658)
Other items(1)	(450)	-	(92)	-	-	(542)	-
Total adjustments	146	(1,505)	(92)	-	-	(1,451)	-
Tax effect	(29)	(361)	(22)	-	-	(412)	-
Adjusted earnings, non-GAAP	$12,758	$12,207	$11,143	$9,515	$10,555	$45,623	$51,168

Adjusted diluted earnings per common share, non-GAAP	$0.78	$0.74	$0.67	$0.56	$0.62	$2.75	$2.94
Performance ratios, non-GAAP
Adjusted return on average assets	1.61%	1.49%	1.37%	1.20%	1.32%	1.42%	1.63%
Adjusted return on average common equity	12.16%	11.52%	10.55%	8.98%	9.77%	10.80%	11.96%
Adjusted return on average tangible common equity(2)	17.93%	16.92%	15.46%	13.10%	14.28%	15.84%	17.53%

(1)	Includes other non-recurring income and expense items

(2)	A non-GAAP financial measure defined as adjusted earnings divided by average stockholders' equity less average goodwill and other intangible assets

AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS (Unaudited)

	Three Months Ended December 31,
	2022			2021
	Average		Average Yield/	Average		Average Yield/
(Amounts in thousands)	Balance	Interest(1)	Rate(1)	Balance	Interest(1)	Rate(1)
Assets
Earning assets
Loans(2)(3)	$2,383,161	$27,944	4.65%	$2,163,613	$25,274	4.63%
Securities available for sale	299,488	1,942	2.57%	76,556	418	2.17%
Interest-bearing deposits	130,363	1,218	3.71%	613,377	237	0.15%
Total earning assets	2,813,012	31,104	4.39%	2,853,546	25,929	3.60%
Other assets	326,043			328,866
Total assets	$3,139,055			$3,182,412

Liabilities and stockholders' equity
Interest-bearing deposits
Demand deposits	$666,517	$27	0.02%	$668,335	$28	0.02%
Savings deposits	856,755	106	0.05%	843,501	64	0.03%
Time deposits	293,520	232	0.31%	362,869	509	0.56%
Total interest-bearing deposits	1,816,792	365	0.08%	1,874,705	601	0.13%
Borrowings
Retail repurchase agreements	2,473	1	0.07%	1,236	-	N/M
Total borrowings	2,473	1	0.07%	1,236	-	N/M
Total interest-bearing liabilities	1,819,265	366	0.08%	1,875,941	601	0.13%
Noninterest-bearing demand deposits	864,537			838,920
Other liabilities	38,993			38,986
Total liabilities	2,722,795			2,753,847
Stockholders' equity	416,260			428,565
Total liabilities and stockholders' equity	$3,139,055			$3,182,412
Net interest income, FTE(1)		$30,738			$25,328
Net interest rate spread			4.31%			3.47%
Net interest margin, FTE(1)			4.34%			3.52%

(1)	Interest income and average yield/rate are presented on a FTE, non-GAAP, basis using the federal statutory income tax rate of 21%.
(2)	Nonaccrual loans are included in the average balance; however, no related interest income is recorded during the period of nonaccrual.
(3)	Interest on loans includes non-cash and accelerated purchase accounting accretion of $395 thousand and $1.10 million for the three months ended December 31, 2022 and 2021, respectively.

AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS (Unaudited)

	Twelve Months Ended December 31,
	2022			2021
	Average		Average Yield/	Average		Average Yield/
(Amounts in thousands)	Balance	Interest(1)	Rate(1)	Balance	Interest(1)	Rate(1)
Assets
Earning assets
Loans(2)(3)	$2,298,503	$104,830	4.56%	$2,153,099	$102,996	4.78%
Securities available for sale	256,221	6,172	2.41%	81,049	2,008	2.48%
Interest-bearing deposits	330,785	3,767	1.14%	570,040	745	0.13%
Total earning assets	2,885,509	114,769	3.98%	2,804,188	105,749	3.77%
Other assets	328,635			330,640
Total assets	$3,214,144			$3,134,828

Liabilities and stockholders' equity
Interest-bearing deposits
Demand deposits	$683,502	$112	0.02%	$646,999	$127	0.02%
Savings deposits	880,171	306	0.03%	816,845	281	0.03%
Time deposits	322,158	1,235	0.38%	387,249	2,427	0.63%
Total interest-bearing deposits	1,885,831	1,653	0.09%	1,851,093	2,835	0.15%
Borrowings
Retail repurchase agreements	2,239	2	0.07%	1,194	1	0.07%
Total borrowings	2,239	2	0.07%	1,194	1	0.07%
Total interest-bearing liabilities	1,888,070	1,655	0.09%	1,852,287	2,836	0.15%
Noninterest-bearing demand deposits	864,224			816,638
Other liabilities	39,363			38,151
Total liabilities	2,791,657			2,707,076
Stockholders' equity	422,487			427,752
Total liabilities and stockholders' equity	$3,214,144			$3,134,828
Net interest income, FTE(1)		$113,114			$102,913
Net interest rate spread			3.89%			3.62%
Net interest margin, FTE(1)			3.92%			3.67%

(1)	Interest income and average yield/rate are presented on a FTE, non-GAAP, basis using the federal statutory income tax rate of 21%.
(2)	Nonaccrual loans are included in the average balance; however, no related interest income is recorded during the period of nonaccrual.
(3)	Interest on loans includes non-cash and accelerated purchase accounting accretion of $2.62 million and $4.66 million for the twelve months ended December 31, 2022 and 2021, respectively.

CONDENSED CONSOLIDATED QUARTERLY BALANCE SHEETS (Unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,
(Amounts in thousands, except per share data)	2022	2022	2022	2022	2021
Assets
Cash and cash equivalents	$170,846	$229,095	$398,242	$457,306	$677,439
Debt securities available for sale	300,349	299,620	287,767	268,703	76,292
Loans held for investment, net of unearned income	2,400,197	2,362,733	2,299,798	2,244,296	2,165,569
Allowance for credit losses	(30,556)	(29,388)	(29,749)	(28,981)	(27,858)
Loans held for investment, net	2,369,641	2,333,345	2,270,049	2,215,315	2,137,711
Premises and equipment, net	47,340	47,891	49,752	50,912	52,284
Other real estate owned	703	559	579	848	1,015
Interest receivable	9,279	8,345	8,433	8,100	7,900
Goodwill	129,565	129,565	129,565	129,565	129,565
Other intangible assets	4,176	4,541	4,905	5,266	5,622
Other assets	103,673	107,838	109,085	108,112	106,691
Total assets	$3,135,572	$3,160,799	$3,258,377	$3,244,127	$3,194,519

Liabilities
Deposits
Noninterest-bearing	$872,168	$878,423	$877,962	$860,652	$842,783
Interest-bearing	1,806,647	1,831,798	1,920,577	1,922,292	1,886,608
Total deposits	2,678,815	2,710,221	2,798,539	2,782,944	2,729,391
Securities sold under agreements to repurchase	1,874	1,958	2,635	2,488	1,536
Interest, taxes, and other liabilities	32,898	36,362	39,157	34,539	35,817
Total liabilities	2,713,587	2,748,541	2,840,331	2,819,971	2,766,744

Stockholders' equity
Common stock	16,225	16,273	16,502	16,782	16,878
Additional paid-in capital	128,508	129,914	136,705	144,088	147,619
Retained earnings	292,971	285,096	276,499	269,798	264,824
Accumulated other comprehensive loss	(15,719)	(19,025)	(11,660)	(6,512)	(1,546)
Total stockholders' equity	421,985	412,258	418,046	424,156	427,775
Total liabilities and stockholders' equity	$3,135,572	$3,160,799	$3,258,377	$3,244,127	$3,194,519

Shares outstanding at period-end	16,225,399	16,273,177	16,502,144	16,781,975	16,878,220
Book value per common share	$26.01	$25.33	$25.33	$25.27	$25.34
Tangible book value per common share(1)	17.76	17.09	17.18	17.24	17.34

(1)	A non-GAAP financial measure defined as stockholders' equity less goodwill and other intangible assets, divided by shares outstanding

SELECTED CREDIT QUALITY INFORMATION (Unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,
(Amounts in thousands)	2022	2022	2022	2022	2021
Allowance for Credit Losses
Beginning balance	$29,388	$29,749	$28,981	$27,858	$29,877
Provision for (recovery of) credit losses charged to operations	3,416	685	510	1,961	(846)
Charge-offs	(2,873)	(2,158)	(1,469)	(1,302)	(1,887)
Recoveries	625	1,112	1,727	464	714
Net (charge-offs) recoveries	(2,248)	(1,046)	258	(838)	(1,173)
Ending balance	$30,556	$29,388	$29,749	$28,981	$27,858

Nonperforming Assets
Nonaccrual loans	$15,208	$15,303	$17,826	$20,487	$20,768
Accruing loans past due 90 days or more	142	131	131	-	87
Troubled debt restructurings ("TDRs")(1)	1,346	1,331	515	1,141	1,367
Total nonperforming loans	16,696	16,765	18,472	21,628	22,222
OREO	703	559	579	848	1,015
Total nonperforming assets	$17,399	$17,324	$19,051	$22,476	$23,237

Additional Information
Total accruing TDRs (2)	$7,112	$7,028	$8,313	$8,782	$8,652

Asset Quality Ratios
Nonperforming loans to total loans	0.70%	0.71%	0.80%	0.96%	1.03%
Nonperforming assets to total assets	0.55%	0.55%	0.58%	0.69%	0.73%
Allowance for credit losses to nonperforming loans	183.01%	175.29%	161.05%	134.00%	125.36%
Allowance for credit losses to total loans	1.27%	1.24%	1.29%	1.29%	1.29%
Annualized net charge-offs (recoveries) to average loans	0.37%	0.18%	-0.05%	0.15%	0.22%

(1)	Accruing TDRs restructured within the past six months or nonperforming
(2)	Accruing total TDRs